



Notice of 2013 Annual Meeting and Proxy Statement

2012 Annual Report to Stockholders

Notice of

2013 Annual Meeting

and

Proxy Statement

EARTHLINK, INC.
1375 Peachtree Street
Atlanta, Georgia 30309
(404) 815-0770

March 11, 2013

Dear Stockholders:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of EarthLink, Inc., which will be held at 4:00 p.m. (local time) on Tuesday, April 23, 2013, at our offices at 1375 Peachtree Street, Atlanta, Georgia.

The principal business of the 2013 Annual Meeting of Stockholders will be (1) the election of the seven directors nominated by the Board of Directors as set forth in the Proxy Statement; (2) the approval of a non-binding advisory resolution approving the compensation of our named executive officers; (3) the amendment to our Certificate of Incorporation in connection with the revision of our Bylaws' advance notice requirement for shareholder proposals/nominations; and (4) the ratification of the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

As permitted by rules adopted by the Securities and Exchange Commission, we are making our Proxy Statement and 2012 Annual Report available to our stockholders electronically over the Internet. You may read, print and download our Proxy Statement and 2012 Annual Report at *www.proxyvote.com.* On or about March 11, 2013, we mailed our stockholders a notice containing instructions on how to access our Proxy Statement and 2012 Annual Report and vote online or by telephone. The notice also provides instruction on how you can request a paper copy of these documents if you desire.

If you do not attend the 2013 Annual Meeting of Stockholders, you may vote your shares by mail, by telephone or by Internet. If you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. The proxy card materials provide you with details on how to vote by these three methods. Whether or not you plan to attend the 2013 Annual Meeting of Stockholders, we encourage you to vote in the method that suits you best so that your shares will be voted at the 2013 Annual Meeting of Stockholders. If you decide to attend the 2013 Annual Meeting of Stockholders, you may revoke your proxy and personally cast your vote.

Thank you, and we look forward to seeing you at the 2013 Annual Meeting of Stockholders or receiving your proxy vote.

By order of the Board of Directors,



Rolla P. Huff
Chairman of the Board, Chief Executive Officer and President

EARTHLINK, INC.
1375 Peachtree Street
Atlanta, Georgia 30309
(404) 815-0770

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The 2013 Annual Meeting of Stockholders of EarthLink, Inc. will be held at 4:00 p.m. (local time) on Tuesday, April 23, 2013, at 1375 Peachtree Street, Atlanta, Georgia. The meeting is called for the following purposes:

1. To elect the seven directors nominated by our Board of Directors as set forth in the Proxy Statement;

2. To approve a non-binding advisory resolution approving the compensation of our named executive officers;

3. To amend our Third Restated Certificate of Incorporation ("Certificate of Incorporation") in connection with the revision of our Fourth Amended and Restated Bylaws' ("Bylaws") advance notice requirements for shareholder proposals/nominations;

4. To ratify the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013; and

5. To transact such other business as may properly come before the meeting.

The Board of Directors has fixed the close of business on March 6, 2013 as the record date for the purpose of determining the stockholders who are entitled to notice of and to vote at the meeting and any adjournment or postponement thereof.

By order of the Board of Directors,



Rolla P. Huff
Chairman of the Board, Chief Executive Officer and President

Atlanta, Georgia
March 11, 2013

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. IF YOU ARE UNABLE TO BE PRESENT AT THE MEETING, PLEASE VOTE YOUR SHARES BY TELEPHONE OR BY INTERNET SO THAT YOUR SHARES WILL BE REPRESENTED. IF YOU RECEIVED A COPY OF THE PROXY CARD BY MAIL, YOU MAY SIGN, DATE AND MAIL THE PROXY CARD IN THE ENVELOPE PROVIDED. IF YOU WISH, YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE TIME IT IS VOTED.

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. It does not contain all information you should consider, and you should read the entire Proxy Statement carefully before voting.

2013 Annual Meeting of Stockholders

Time and Date:	4:00 p.m. local time, Tuesday April 23, 2013
Place:	EarthLink's offices at 1375 Peachtree Street, Atlanta, Georgia
Record Date:	March 6, 2013
Voting:	Stockholders as of the record date are entitled to vote.
Attendance:	Only stockholders as of the record date will be entitled to attend the Annual Meeting of Stockholders. Proof of stock ownership as of this date and some form of government issued photo identification (such as a valid driver's license or passport) will be required for admission to the Annual Meeting of Stockholders. If you hold your shares of common stock in a brokerage account or through another nominee, you are the beneficial owner of those shares but not the record holder and you will need to obtain a "legal proxy" from the record holder to attend the Annual Meeting of Stockholders.

Agenda and Voting Recommendations

Item	Description	Board Recommendation	Page
1	Election of seven directors	FOR each nominee	3
2	Approval of a non-binding advisory resolution approving the compensation of named executive officers	FOR	45
3	Amendment of Certificate of Incorporation in connection with the revision of Bylaws' advance notice requirements for shareholder proposals/nominations	FOR	46
4	Ratification of Ernst & Young LLP as independent registered public accounting firm for 2013	FOR	50

Current Board Members

The following table provides summary information about each director. Each director is elected annually by a majority of the votes cast. All of the directors are director nominees for 2013. All non-employee directors are independent.

Nominee	Director Since	Principal Occupation	Committees
Susan D. Bowick	2008	Retired executive, Hewlett-Packard Company	Corporate Governance and Nominating and Leadership and Compensation
Marce Fuller	2001	Retired President and CEO, Mirant Corporation	Audit and Corporate Governance and Nominating
Rolla P. Huff	2007	CEO and President, EarthLink, Inc.	
David A. Koretz	2008	VP and General Manager, Juniper Networks, Inc.; former Chief Executive Officer of Mykonos Software, Inc.	Audit and Corporate Governance and Nominating
Garry K. McGuire	2011	Retired CFO and VP, Avaya, Inc.	Audit and Leadership and Compensation
Thomas E. Wheeler	2003	Managing director, Core Capital Partners; President and CEO, Shiloh Group, LLC	Corporate Governance and Nominating and Leadership and Compensation
M. Wayne Wisehart	2008	Retired CFO, aQuantive, Inc. and Western Wireless Corporation	Audit and Leadership and Compensation

(This page has been left blank intentionally.)

PROXY STATEMENT
For the Annual Meeting of Stockholders
to be held April 23, 2013

2013 ANNUAL MEETING OF STOCKHOLDERS

General

This Proxy Statement is furnished by and on behalf of the Board of Directors of EarthLink, Inc. in connection with the solicitation of proxies for use at the 2013 Annual Meeting of Stockholders of EarthLink to be held at 4:00 p.m. (local time) on Tuesday, April 23, 2013, at our offices at 1375 Peachtree Street, Atlanta, Georgia, and at any adjournments or postponements thereof. This Proxy Statement and the proxy card are being made available to our stockholders of record on March 6, 2013, the record date. We are making these materials available to you on the Internet or, upon your request, are delivering printed versions of these materials to you by mail. On or about March 11, 2013, we mailed a notice to stockholders containing instructions on how to access the Proxy Statement and 2012 Annual Report and vote.

THE BOARD OF DIRECTORS URGES YOU TO VOTE YOUR SHARES BY ANY OF THE THREE AVAILABLE METHODS—BY MAIL, BY TELEPHONE OR BY INTERNET. IF YOU VOTE BY MAIL, PLEASE COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD.

YOUR VOTE IS IMPORTANT!

Voting Instructions and Board of Directors Recommendation

Proxies will be voted as specified by the stockholder or stockholders granting the proxy. Stockholders can vote in person at the 2013 Annual Meeting of Stockholders or by proxy. There are three ways to vote by proxy:

- By Telephone—You can vote by telephone by calling 1 (800) 690-6903 and following the instructions on the proxy card if you are located in the United States;
- By Internet—You can vote over the Internet at *www.proxyvote.com* by following the instructions on the proxy card; or
- By Mail—You can vote by mail by signing, dating and mailing the enclosed proxy card if you received your proxy materials by mail.

Internet and telephone facilities for stockholders of record will be available 24 hours a day and close at 11:59 p.m. (Eastern time) on April 22, 2013.

Unless contrary instructions are specified, if the proxy card is executed and returned (and not revoked) prior to the 2013 Annual Meeting of Stockholders, the shares of our common stock, $0.01 par value per share, or Common Stock, represented thereby will be voted (1) FOR the election of the seven director nominees named in this Proxy Statement; (2) FOR the non-binding advisory resolution approving the compensation of our named executive officers; (3) FOR the amendment of our Certificate of Incorporation; and (4) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013. A stockholder who submits a proxy may change or revoke it at any time before it is voted by filing with our Corporate Secretary either a written revocation or an executed proxy bearing a later date, by attending and voting in person at the 2013 Annual Meeting of Stockholders or granting a subsequent proxy through the Internet or by telephone.

Only holders of record of Common Stock as of the close of business on March 6, 2013 will be entitled to vote at the 2013 Annual Meeting of Stockholders. Holders of shares authorized to vote are entitled to cast one vote per share on all matters voted upon at the 2013 Annual Meeting of Stockholders. As of the close of business on the record date, there were 103,051,149 shares of Common Stock issued and outstanding.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting also will be offered to stockholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the 2013 Annual Meeting of Stockholders, you should contact your broker or agent to obtain a legal proxy or broker's proxy card and bring it to the 2013 Annual Meeting of Stockholders in order to vote.

Attendance at Annual Meeting

Only stockholders who own EarthLink Common Stock as of the close of business on March 6, 2013 will be entitled to attend the 2013 Annual Meeting of Stockholders. Proof of stock ownership as of this date and some form of government issued photo identification (such as a valid driver's license or passport) will be required for admission to the 2013 Annual Meeting of Stockholders. If you hold your shares of Common Stock in a brokerage account or through another nominee, you are the beneficial owner of those shares but not the record holder and you will need to obtain a "legal proxy" from the record holder to attend the 2013 Annual Meeting of Stockholders.

Quorum Required

According to our bylaws, the holders of a majority of the shares entitled to be voted must be present or represented by proxy to constitute a quorum. Each outstanding share is entitled to one vote on all matters. For purposes of the quorum and the discussion below regarding the vote necessary to take stockholder action, the stockholders who are present at the 2013 Annual Meeting of Stockholders in person or by proxy and who abstain from voting are considered stockholders who are present and entitled to vote and they count toward a quorum. Abstentions and shares of record held by a broker or its nominee that are voted on any matter are included in determining whether a quorum is present. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present.

Vote Required

Under rules of self-regulatory organizations governing brokers, your bank, broker or other nominee may vote your shares in its discretion on "routine" matters. These rules also provide, however, that when a proposal is not a "routine" matter and your bank, broker or other nominee has not received your voting instructions with respect to such proposal, your bank, broker or other nominee cannot vote your shares on that proposal. When a bank, broker or other nominee does not cast a vote for a routine or a non-routine matter, it is called a "broker non-vote." Your bank, broker or other nominee may not vote your shares with respect to the election of nominees for director, the non-binding advisory proposal regarding the compensation of our named executive officers or the amendment to the Certificate of Incorporation in the absence of your specific instructions as to how to vote with respect to these matters, because under such rules these matters are not considered "routine" matters. The ratification of the appointment of Ernst & Young LLP is considered a routine matter.

Under our Certificate of Incorporation, directors are elected by the vote of the majority of the votes cast. Only votes actually cast will be counted for the purpose of determining whether a particular nominee received the affirmative vote of a majority of votes cast in an uncontested election. Abstentions and broker non-votes will have no effect on the outcome of the election of directors. Our Corporate Governance Guidelines currently contain a policy that requires any incumbent nominee for director in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected) who does not receive a majority of affirmative votes for his or her election to tender his or her resignation to the Board of Directors. The Board of Directors then would consider whether to accept this resignation in accordance with the procedures set forth in our Corporate Governance Guidelines. The policy is available for review at the following website, *www.earthlink.net.* The policy may be reviewed by clicking "About Us," then "Investor Relations," then "Corporate Governance" and then "Corporate Governance Guidelines."

Approval of the non-binding advisory proposal regarding the compensation of our named executive officers requires the affirmative vote of the majority of the votes cast on the proposal at the 2013 Annual Meeting of Stockholders. Abstentions will have the same effect as a vote against this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because your vote on this proposal is advisory, it will not be binding on us or the Board of Directors. However, the Leadership and Compensation Committee of the Board of Directors will review the voting results and take them into consideration when making future decisions regarding executive compensation as it deems appropriate.

Approval of the amendment to our Certificate of Incorporation requires the affirmative vote of at least two-thirds of our outstanding shares of Common Stock. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Approval of the ratification of the appointment by the Audit Committee of Ernst & Young LLP for the year ending December 31, 2013 requires the affirmative vote of a majority of the shares present or represented and entitled to vote at the 2013 Annual Meeting of Stockholders to be approved. Abstentions will have the same effect as a vote against this proposal. Broker non-votes will have no effect on the outcome of this proposal.

With respect to any other matters that may come before the 2013 Annual Meeting of Stockholders, including consideration of a motion to adjourn the 2013 Annual Meeting of Stockholders to another time or place (including for the purpose of soliciting additional proxies), if proxies are returned, such proxies will be voted in a manner deemed by the proxy representatives named therein to be in our best interests and the best interests of our stockholders.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors

Our Certificate of Incorporation provides that we shall have at least two and not more than 17 directors, with the exact number to be fixed by resolution of the Board of Directors from time to time or by a majority vote of the stockholders entitled to vote on directors. The current size of the Board of Directors is fixed at seven, and we currently have seven directors. The Board of Directors held 12 meetings during the year ended December 31, 2012. During 2012, all incumbent members of the Board of Directors attended at least 75% of the aggregate number of (i) meetings of the Board of Directors and (ii) meetings held by all committees of the Board of Directors on which the director served at the time the director was a member of the Board of Directors or the committee.

Nominees Standing for Election

The Corporate Governance and Nominating Committee has recommended and the Board of Directors has nominated the following individuals for director: Susan D. Bowick, Marce Fuller, Rolla P. Huff, David A. Koretz, Garry K. McGuire, Thomas E. Wheeler and M. Wayne Wisehart. All of the nominees are current members of our Board of Directors and, with the exception of Mr. Huff, have been determined to be independent. As our Chief Executive Officer and President, Mr. Huff is not independent. Our Corporate Governance and Nominating Committee has reviewed each nominee's qualifications and has recommended to our Board of Directors that each nominee be submitted to a vote of our stockholders at the 2013 Annual Meeting of Stockholders, each to serve until the 2014 Annual Meeting of Stockholders or until his or her successor is duly elected and qualified. If a nominee is unavailable to serve as a director, proxies may be voted for another nominee proposed by the Corporate Governance and Nominating Committee and the Board of Directors, or the Board of Directors may reduce the number of directors to be elected at the 2013 Annual Meeting of Stockholders.

Set forth below is certain biographical information furnished to us by the directors standing for election at the 2013 Annual Meeting of Stockholders:

Susan D. Bowick

Age: 64

Ms. Bowick has served on our Board of Directors since May 2008. Currently, Ms. Bowick also serves on the Board of Directors of Comverse Network Systems, Inc. and is chairperson of that company's Compensation and Leadership Committee. Previously, Ms. Bowick was a member of the Boards of Directors of Comverse Technology, Inc. and Verint Systems Inc. She served as the chairperson of the Leadership and Compensation Committee of both of these companies. Ms. Bowick has served as a consultant to several global technology companies, including IBM, SAP, Nokia and Nokia Siemens Networks. From 1977 to 2004, Ms. Bowick served in various executive positions with Hewlett-Packard Company, most recently as Executive Vice President, Human Resources and Workforce Development and as a member of the management executive committee.

Ms. Bowick's previous senior leadership positions at Hewlett-Packard have given her experience and global expertise which are valuable to our Board of Directors. Her service there and on the Comverse Technology, Inc. and Verint Systems Inc. Boards of Directors has given her unique experience with executive compensation and human resources issues, which are important to her position as chairperson of the Leadership and Compensation Committee. In addition, given our recent, and possible future, acquisition activity, her business development experience at Hewlett-Packard, which included evaluating potential mergers and acquisitions and leading integration activities, and global operations experience, are of importance to our Board of Directors.

Marce Fuller

Age: 52

Ms. Fuller has served on our Board of Directors since October 2001. She was the President and Chief Executive Officer of Mirant Corporation, a U.S. marketer of power and natural gas, from July 1999 through September 2005, and served as a member of Mirant's Board of Directors until January 2006. From September 1997 to July 1999, Ms. Fuller served as President and Chief Executive Officer of the Mirant Americas Energy Marketing division of Mirant. From May 1996 to September 1997, Ms. Fuller was Senior Vice President of Mirant's North American operations and business development, and from February 1994 to May 1996, she was Mirant's Vice President for domestic business development. Mirant filed a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code in July 2003 and emerged from bankruptcy protection in January 2006. Ms. Fuller serves on the Board of Directors of Curtiss-Wright Corporation, where she is the chairperson of the Executive Compensation Committee and a member of the Committee on Directors and Governance and the Audit Committee. She also serves on the Board of Directors of Benevolink, the Leadership Board of the College of Engineering, University of Alabama and the Carter Center Board of Counselors.

Ms. Fuller has gained unique governance expertise as a result of her work with us and her prior Chief Executive Officer position and her other independent director assignments, which is necessary for her roles as chairperson of the Corporate Governance and Nominating Committee and as Lead Director. In addition, she brings to the Board of Directors corporate development experience and knowledge gained from her senior leadership and board positions at Mirant and other public companies. Given her experience at Mirant and as a director of Curtiss-Wright Corporation, she also offers the Board of Directors an understanding of a global business.

Rolla P. Huff

Age: 56

Mr. Huff is our Chief Executive Officer and President and a member of our Board of Directors. He has served as our Chief Executive Officer since June 2007 and served as our President from June 2007 to May 2010 and again since January 2013. He was elected Chairman of the Board in January 2008. Mr. Huff was appointed as the Chief Executive Officer of Mpower Holding Corporation, a business telecommunications company, in November 1999 and as the Chairman of the Board of Mpower in July 2001 and served in both capacities until its merger with a subsidiary of U.S. TelePacific Holdings Corp. in August 2006. From March 1999 until its acquisition in September 1999, Mr. Huff served as President and Chief Operating Officer of Frontier Corporation and served as Executive Vice President and Chief Financial Officer of that corporation from May 1998 to March 1999. From July 1997 to May 1998, Mr. Huff was President of AT&T Wireless for the Central U.S. region and Mr. Huff served as Senior Vice President and Chief Financial Officer of that company from 1995 to 1997. From 1994 to 1995, Mr. Huff was Financial Vice President of Mergers and Acquisitions for AT&T.

Mr. Huff's knowledge of EarthLink and our operations is valuable to the Board of Directors in evaluating and directing our future. In addition, Mr. Huff's experience in senior leadership and board positions of other public communications and IT services providers has positioned him to bring executive, corporate development, operational and financial experience and industry knowledge to his position as Chairman of the Board.

David A. Koretz

Age: 33

Mr. Koretz has served on our Board of Directors since May 2008. Since February 2012 Mr. Koretz has been a Vice President and General Manager at Juniper Networks, Inc., a networking and security company, and currently is Vice President and General Manager for Juniper Networks' Counter Security business. Previously Mr. Koretz was the Chairman and Chief Executive Officer of Mykonos Software, Inc., a web application security software company from December 2009 until February 2012 when Mykonos Software was acquired by Juniper Networks. From 1999 to December 2009 he was President and Chief Executive Officer of BlueTie Inc., a SaaS provider with more than 1.5 million users. Mr. Koretz is a member of the Board of Directors of BlueTie Inc. and the Executive Chairman of Adventive, Inc., an online advertising software provider. Mr. Koretz also is a member of the Dean's Council at the Golisano School of Computing at the Rochester Institute of Technology.

Mr. Koretz has gained valuable knowledge of the software, SaaS, managed services and cybersecurity industries as a result of his work with Juniper Networks, Inc., Mykonos Software, Inc., BlueTie Inc. and Adventive, Inc., which is important to our Board of Directors in providing insight into the future direction of our business. This knowledge will assist us in our focus on managed IT services. In addition, his work with privately-held companies has given him an understanding of private equity and smaller businesses, providing an entrepreneurial perspective that is important to our Board of Directors.

Garry K. McGuire

Age: 66

Mr. McGuire has served on our Board of Directors since July 2011. From September 2000 until his retirement in December 2006, Mr. McGuire served as Chief Financial Officer and Senior Vice President, Corporate Development of Avaya, Inc., a provider of unified communications, contact centers, data solutions and related services. From January 2007 until March 2007, Mr. McGuire served as a consultant to Avaya, Inc. Previously, he was president and chief executive officer of Williams Communications Solutions LLC and President of NORTEL Communications Systems, Inc. Mr. McGuire had been a member of the Board of Directors of Telcordia Technologies Inc., a developer of IP, wireline and mobile communications software and services, from December 2006 until January 2012 when Telcordia was acquired by Ericsson AB. He was the Chairman of Telcordia's Board from November 2010 until January 2012.

Mr. McGuire provides the Board of Directors extensive financial experience gained through his experience as a Chief Financial Officer of a public company which position provided him with the financial expertise to serve as one of our Audit Committee financial experts. This experience, as well as his prior role as a Chief Executive Officer, enables Mr. McGuire to provide critical insight to our business strategy as well as to our financial reporting and risk management process.

Thomas E. Wheeler

Age: 66

Mr. Wheeler has served on our Board of Directors since July 2003. Mr. Wheeler has served as a managing director of Core Capital Partners, a venture capital fund, since 2005 and President and Chief Executive Officer of Shiloh Group, LLC, a strategy development and private investment company specializing in telecommunications services, since 2003. From 1992 through October 2003, Mr. Wheeler served as the President and Chief Executive Officer of the Cellular Telecommunications & Internet Association. Mr. Wheeler serves on the Board of Directors of TNS, Inc., a provider of data communications and transaction payment services.

Mr. Wheeler's extensive public policy experience, especially with telecommunications companies and issues, is essential for the Board of Directors of a company such as ours that regularly faces telecommunications regulatory issues. That same experience, together with his private investment company experience, has also given Mr. Wheeler an understanding of the communications and IT services business.

M. Wayne Wisehart

Age: 67

Mr. Wisehart has served on our Board of Directors since July 2008. Mr. Wisehart is also a member of the Boards of Directors of Marchex, Inc., a mobile technology and advertising company, and Centri Technology, Inc., a wireless service technologies company focusing on advanced data acceleration. He serves as the chairman of the Audit Committee of both companies. Mr. Wisehart served as the Consulting Chief Financial Officer of All Star Directories, Inc., an education lead generation company, from February 2010 to November 2010. Mr. Wisehart served as Chief Financial Officer of aQuantive, Inc., a digital marketing services company, from March 2006 until September 2007. aQuantive was acquired by Microsoft in August 2007. Prior to this position, Mr. Wisehart served as Executive Vice President and Chief Financial Officer of Western Wireless Corporation, a cellular phone service provider, from January 2003 until September 2005. Western Wireless was acquired by Alltel in August 2005. Prior to that time, Mr. Wisehart served as Chief Financial Officer of iNNERHOST, Inc., a web hosting services company, from October 2000 through February 2002, and as President and Chief Executive Officer for Teledirect International, Inc., a marketing automation software company, from February 1999 through October 2000.

Mr. Wisehart's experience as a Chief Financial Officer and on public company audit committees has given him financial expertise to serve as one of our Audit Committee financial experts and chairman of the Audit Committee. His experience with the financial and corporate development matters of telecommunications and technology companies is especially valuable. He also has gained experience in risk management from his work as a public company executive officer and audit committee member, which is essential to the Audit Committee and the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION AS DIRECTORS OF THE NOMINEES NAMED ABOVE.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We have the following standing committees of our Board of Directors: Leadership and Compensation Committee, Audit Committee and Corporate Governance and Nominating Committee. Each committee has a charter which is available for review at the following website, *www.earthlink.net.* The charters may be found by clicking "About Us," then "Investor Relations" and then "Corporate Governance."

Leadership and Compensation Committee

The Leadership and Compensation Committee presently consists of Ms. Bowick (Chairperson), Mr. McGuire, Mr. Wheeler and Mr. Wisehart. The Leadership and Compensation Committee met six times during the year ended December 31, 2012. The Leadership and Compensation Committee establishes and approves cash and long-term incentive compensation for our executive officers and directors. The Leadership and Compensation Committee also administers our equity-based compensation plans. The Board of Directors has determined that the members of our Leadership and Compensation Committee are independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules for Nasdaq -listed companies.

The Leadership and Compensation Committee is authorized to retain outside independent compensation consultants to provide information and advice concerning compensation. During 2012, the Leadership and Compensation Committee engaged the outside independent consulting firm of Frederic W. Cook & Co., Inc. ("Frederic Cook") as part of its review of compensation. The nature and scope of Frederic Cook's assignment is described on pages 26–27 of this Proxy Statement. In retaining Frederic W. Cook & Co., the Leadership and Compensation Committee considered the six factors set forth in Section 10C-1(b)(4)(i) through (vi) under the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, and based on such consideration determined that the work of Frederic Cook did not raise any conflict of interest.

Audit Committee

The Audit Committee presently consists of Mr. Wisehart (Chairperson), Ms. Fuller, Mr. Koretz and Mr. McGuire. The Audit Committee met 14 times during the year ended December 31, 2012. The Audit Committee is responsible for selecting our independent registered public accounting firm, reviewing the results and scope of audits and other services provided by our independent registered public accounting firm, reviewing the results and scope of audits performed by our internal auditors, and reviewing and evaluating our financial reporting and disclosure processes and internal control functions, including management's evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. The Board of Directors has determined that the members of our Audit Committee are independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules for Nasdaq-listed companies and Sections 10A(m)(3)(a) and (B) of the Securities Exchange Act. In addition, the Board of Directors has determined that all members of our Audit Committee are financially literate as prescribed by the Nasdaq Listing Rules and that Mr. McGuire and Mr. Wisehart are each "audit committee financial experts," within the meaning of the regulations promulgated by the Securities and Exchange Commission, or SEC. No member of the Audit Committee received any payments during 2012 from us or our subsidiaries other than compensation received as a director of EarthLink.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee presently consists of Ms. Fuller (Chairperson), Ms. Bowick, Mr. Koretz and Mr. Wheeler. The Corporate Governance and Nominating Committee met four times during the year ended December 31, 2012. The Corporate Governance and Nominating Committee is responsible for overseeing our corporate governance principles, guidelines and practices, overseeing our regulatory compliance and applicable public policy and legislative matters and identifying, nominating, proposing and qualifying nominees for open seats on the Board of Directors. The Board of Directors has determined that the members of our Corporate Governance and Nominating Committee are independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules for Nasdaq-listed companies.

Corporate Governance Matters

Identifying and Evaluating Nominees

The Corporate Governance and Nominating Committee identifies nominees for director on its own as well as by considering recommendations from other members of the Board of Directors, our officers and employees and other sources that the Corporate Governance and Nominating Committee deems appropriate. The Corporate Governance and Nominating Committee also will consider stockholder recommendations for nominees for director subject to such recommendations being made in accordance with our certificate of incorporation and bylaws. In addition to the Corporate Governance and Nominating Committee's charter, we have Corporate Governance Guidelines that contain, among other matters, important information concerning the Corporate Governance and Nominating Committee's responsibilities when identifying and evaluating nominees for director. You will find the charter and the guidelines at *www.earthlink.net* by selecting the following links: "About Us," then "Investor Relations" and then "Corporate Governance."

The Corporate Governance and Nominating Committee considers a number of factors, including an individual's competencies, experience, reputation, integrity, independence and potential for conflicts of interest when identifying director nominees. It also is important to the Corporate Governance and Nominating Committee that the Board of Directors works together in a cooperative fashion. When considering a director standing for re-election as a nominee, in addition to the attributes described above, the Corporate Governance and Nominating Committee also considers that individual's past contribution and future commitment to EarthLink. The Corporate Governance and Nominating Committee conducts an annual review of the skills, experience and attributes of the Board of Directors to ensure that there is a proper balance. The Corporate Governance and Nominating Committee evaluates the totality of the merits of each prospective nominee that it considers and does not restrict itself by establishing minimum qualifications or attributes. There are not specific weights given to any one factor, but among the items considered are:

- senior leadership experience
- financial expertise
- private equity experience
- operational expertise
- brand marketing expertise
- governance/legal expertise
- risk management expertise
- IT/technical expertise
- business development/M&A expertise
- public company board experience
- diversity
- independence
- innovation
- relevant industry expertise
- government/public policy expertise
- executive compensation/human resources expertise

Additionally, the Corporate Governance and Nominating Committee will continue to seek to populate the Board of Directors with a sufficient number of independent directors to satisfy Nasdaq listing standards and SEC requirements. The Corporate Governance and Nominating Committee will also seek to ensure that the Board of Directors, and consequently the Audit Committee, will have at least three independent members that satisfy Nasdaq financial and accounting experience requirements and at least one member who qualifies as an audit committee financial expert. There is no difference in the manner by which the Corporate Governance and Nominating Committee evaluates prospective nominees for director based on the source from which the individual was first identified.

Our current Certificate of Incorporation currently requires that any stockholder recommendation for a nominee for director to be voted upon at the 2014 Annual Meeting of Stockholders must be submitted in writing to our Corporate Secretary no later than 90 days in advance of our 2014 Annual Meeting of Stockholders, which currently is scheduled for April 22, 2014. In addition, the stockholder's notice must include (i) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the stockholder is a holder of record of shares entitled to vote at the applicable meeting and intends to appear in person or by proxy at the applicable meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination or nominations are to be made by the stockholder; (iv) all other information regarding each nominee proposed by the stockholder as would be required to be included in a proxy statement filed pursuant to the then-current proxy rules of the SEC if the nominees were to be nominated by the Board of Directors; and (v) the consent of each nominee to serve as a director if elected.

However, if Proposal 3 is approved at the 2013 Annual Meeting of Stockholders, these advance notice provisions for director nominations will be deleted from the Certificate of Incorporation and included in our Bylaws. Under the proposed amended Bylaw provisions, any stockholder recommendation for a nominee for director to be voted upon at the 2014 Annual Meeting of Stockholders must be submitted in writing to our Corporate Secretary no later than 60 days, and no earlier than 90 days, in advance of the anniversary of the prior year's annual meeting, or April 23, 2014. In addition, the stockholder's notice must include the following information about the director nominee: (i) name, age and address; (ii) employer and principal occupation; (iii) biographical profile; (iv) disclosure regarding our capital stock owned by the nominee; (iv) all other information as would be required to be included in a proxy statement for a contested election; (v) the consent of each nominee to serve as a director if elected; and (iv) the completed Director Agreement described below. The stockholder's notice must also include the following information about the stockholder making the nomination: (i) name and address; (ii) employer and principal occupation; (iii) disclosure regarding our capital stock owned by the stockholder (including disclosure of derivative transactions); (iv) a description of all arrangements between the stockholder and the nominee; (v) representations whether the stockholder intends to appear in person at the annual meeting and solicit proxies in support of the nominee; and (vi) all other information as would be required to be included in a proxy statement for a contested election. The information about the nominating stockholder will also need to be updated as of the record date of the applicable annual meeting. These advance notice requirements are separate from the requirements that stockholders must meet to include proposals in the proxy materials for the 2014 Annual Meeting of Stockholders, discussed later in this Proxy Statement.

Our Bylaws include director qualification requirements which require each director and nominee for election as a director to deliver to the Company's Secretary a written questionnaire with respect to the director's or nominee's background and qualifications as well as a representation and agreement (the "Director Agreement"). The Director Agreement requires directors and nominees to disclose certain types of voting commitments and compensation arrangements to which the director or nominee is subject. The Director Agreement also requires a representation that the director or nominee, if elected, would be in compliance with all of the Company's applicable corporate governance, conflict of interest, confidentiality, securities ownership and trading policies and guidelines, and further provides for the immediate resignation of a director if he or she is found by a court of competent jurisdiction to have breached the Director Agreement in any material respect. Each of the nominees for election at the 2013 Annual Meeting of Stockholders identified above has executed a Director Agreement.

Director Independence

The Board of Directors considers director independence based both on the meaning of the term "independent director" set forth in Rule 5605(a)(2) of the Nasdaq Listing Rules for Nasdaq-listed companies and on an overall review of transactions and relationships, if any, between the director and us.

In February 2013, the Board of Directors undertook its annual review of director independence. As part of its annual review, the Board of Directors considers whether there are any transactions and relationships between a director or any member of his or her immediate family and us. The purpose of this review is to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent. There currently are no such transactions or relationships to review.

The Board of Directors has determined that Ms. Bowick, Ms. Fuller and Messrs. Koretz, McGuire, Wheeler and Wisehart are independent. We have one director who is not independent, Mr. Huff, because he is our Chief Executive Officer and President.

The independent directors of the Board of Directors meet in executive session at least quarterly.

Board Leadership Structure

Mr. Huff serves as our Chief Executive Officer and President and our Chairman of the Board. The Chairman of the Board presides at meetings of the stockholders and of the Board of Directors and has such other powers and duties as may be conferred upon him by the full Board of Directors. In order to assure the independent directors play a leading role in our governance, our Board of Directors has an independent Lead Director who is appointed on an annual basis. Ms. Fuller currently serves as our independent Lead Director. In her role as independent Lead Director, Ms. Fuller has the following duties:

- presides at all meetings of the Board of Directors at which the Chairman of the Board is not present, including executive sessions of the independent directors;
- serves as liaison between the Chairman of the Board and the independent directors;
- provides advice and counsel to the Chairman of the Board on Board of Directors meeting agendas and schedules;
- has the authority to call meetings of the independent directors;
- is available for consultation and direct communication, under appropriate circumstances, if requested by major shareholders; and
- serves as Chairperson of the Corporate Governance and Nominating Committee.

The Board of Directors has three standing committees, Audit, Corporate Governance and Nominating and Leadership and Compensation. Each committee has a separate chairperson and each of the Audit, Corporate Governance and Nominating and Leadership and Compensation Committees are comprised solely of independent directors. Our Corporate Governance Guidelines provide that the independent directors will meet in executive session at least quarterly, and the Lead Director (or the chairperson of an independent committee, if appropriate) presides at these sessions. The Corporate Governance and Nominating Committee annually evaluates whether a rotation of committee chairpersons or the Lead Director would be advisable.

Given our position in the highly competitive communications and IT services industry, we believe having a combined Chief Executive Officer and Chairman of the Board position, along with an independent Lead Director and independent committees, is the most appropriate structure for us and our stockholders. The combined position of Chairman of the Board and Chief Executive Officer provides clear leadership for us and to other members of our industry as we strive to generate stockholder value in this competitive industry through the implementation of our business strategy. The Lead Director facilitates the role of the independent directors by providing leadership to the independent directors and working closely with the Chairman of the Board. The Corporate Governance and Nominating Committee annually evaluates our board leadership structure to ensure that it is appropriate for us at the time.

Risk Oversight

Our Audit Committee charter provides that the Audit Committee is responsible for monitoring material financial and operating risks of the Company. On a quarterly basis, management reports to the Audit Committee regarding our various risk areas. On a quarterly basis, the Audit Committee receives a report from the Chief Financial Officer and the Director of Internal Audit regarding risk management in which we identify our significant risk areas and oversight responsibility and evaluate each risk in terms of the likelihood and impact. The risks that are identified as probable to have the highest impact and are the most likely to occur are discussed in detail by the Board of Directors, including a review of the mitigation activities taken by us. The Board of Directors also engages in periodic discussions with the Chief Financial Officer and other members of management regarding risks as appropriate. Our Insider Trading Policy as approved by our Audit Committee includes policies prohibiting hedging transactions in our common stock and the pledging of our common stock to secure loans.

In addition, each of the other committees of the Board of Directors considers risks within its area of responsibility. The Leadership and Compensation Committee considers succession planning, human resources risks and risks that may result from our executive compensation programs on a regular basis. In this regard, our Leadership and Compensation Committee has approved a Compensation Recoupment Policy and Share Ownership Guidelines for our Board of Directors and executive officers. Also, at the Leadership and Compensation Committee's direction, our management conducted a risk assessment of our sales incentives programs. The Leadership and Compensation Committee believes that overall the risks arising from our compensation policies and practices for employees are not reasonably likely to have a material adverse effect on us.

Periodically, the Corporate Governance and Nominating Committee, along with the full Board of Directors, considers governance risks. The current leadership structure of the Board of Directors supports the risk oversight functions described above by providing independent leadership at the committee level, with ultimate oversight by the full Board of Directors as led by our Chairman of the Board and Lead Director.

Stockholder Communications with the Board of Directors

We encourage stockholders to communicate with our Board of Directors by sending written correspondence to EarthLink, Inc., Attention: Lead Director, 1375 Peachtree Street, Mail Stop 1A7-14, Atlanta, Georgia 30309. We do not screen correspondence for content but may screen regular incoming mail for security reasons. The Lead Director and her duly authorized agents are responsible for collecting and organizing stockholder communications. Absent a conflict of interest, the Lead Director is responsible for evaluating the materiality of each stockholder communication and determining which stockholder communications are to be presented to the full Board of Directors or other appropriate body.

Annual Performance Evaluations

Our Corporate Governance Guidelines provide that the Board of Directors and its Committees shall conduct an annual evaluation to assess and enhance their effectiveness. The Audit Committee, Leadership and Compensation Committee and Corporate Governance and Nominating Committee are also required to each conduct an annual self-evaluation. The Board of Directors, Audit Committee, Leadership and Compensation Committee and Corporate Governance and Nominating Committee each conducted an annual self-evaluation process during 2012.

Policy Regarding Attendance at Annual Meetings

We have a policy encouraging directors to attend annual meetings of stockholders. All of our directors were present at the 2012 Annual Meeting of Stockholders.

Codes of Ethics

We have a Code of Ethics for our Chief Executive Officer and Senior Financial Officers. We also have a Code of Business Conduct and Ethics for directors, officers and employees. Copies of each of these codes may be found at the following website, *www.earthlink.net*. You will find the codes by selecting the following links: "About Us," then "Investor Relations" and then "Corporate Governance."

Corporate Governance and Nominating Committee Report

The Corporate Governance and Nominating Committee's overall purposes are to (a) oversee our corporate governance principles, guidelines and practices; (b) oversee our regulatory compliance and applicable public policy and legislative matters; and (c) identify, interview, qualify and recommend to the Board of Directors individuals to stand for election to, or fill any vacant seats on, the Board of Directors. The Corporate Governance and Nominating Committee of the Board of Directors is comprised entirely of independent directors.

Among the Corporate Governance and Nominating Committee's activities during 2012 and to date in 2013 were the following:

- Recommended to the Board of Directors to approve the proposal contained in this Proxy Statement to amend our Certificate of Incorporation in connection with the revision of our Bylaws' advance notice requirements for shareholder proposals/nominations.
- Recommended to the Board of Directors to amend our Corporate Governance Guidelines following the expiration of our stockholder rights plan in August 2012 to add a policy which generally provides that the Board of Directors will seek and obtain stockholder approval before adopting a stockholder rights plan unless the Board of Directors determines it to be in the best interests of stockholders to adopt a plan without prior stockholder approval.
- Recommended to the Board of Directors to update the Corporate Governance Guidelines with respect to our succession planning process.

In connection with the 2012 Annual Meeting of Stockholders, the Corporate Governance and Nominating Committee reviewed each director's independence and affirmed that, other than Mr. Huff, each is independent based on the independence standards outlined in the Nasdaq Listing Rules for Nasdaq-listed companies and other standards considered by the Corporate Governance and Nominating Committee. Additionally, the Corporate Governance and Nominating Committee reviewed the qualifications of the directors nominated and determined that the nominees qualified for election at the 2013 Annual Meeting of Stockholders.

Submitted by: Corporate Governance and Nominating Committee

Marce Fuller (Chairperson)
Susan D. Bowick
David A. Koretz
Thomas E. Wheeler

The Corporate Governance and Nominating Committee Report does not constitute solicitation material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference therein.

Director Compensation

The following table presents information relating to total compensation of our directors for the year ended December 31, 2012. The following table does not present information for Rolla P. Huff, our Chairman, Chief Executive Officer and President, who did not receive additional compensation as a director and whose compensation is included in the Summary Compensation Table elsewhere in this Proxy Statement.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Susan D. Bowick	$ 90,000	$130,000(3)	—	—	—	—	$220,000
Marce Fuller	100,000	130,000(3)	—	—	—	—	230,000
David A. Koretz	70,000	130,000(3)	—	—	—	—	200,000
Garry K. McGuire	70,000	130,000(3)	—	—	—	—	200,000
Thomas E. Wheeler	70,000	130,000(3)	—	—	—	—	200,000
M. Wayne Wisehart	90,000	130,000(3)	—	—	—	—	220,000

(1) Compensation for stock awards represents the aggregate grant date fair value of the stock award, computed based on the number of stock awards granted and the closing stock price of EarthLink Common Stock on the date of grant. Assumptions used in the calculation of these award amounts are included in Note 12 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated by reference into this Proxy Statement. The aggregate number of stock awards outstanding as of December 31, 2012, were as follows: Ms. Bowick, 16,491, Ms. Fuller, 16,491, Mr. Koretz, 16,491, Mr. McGuire, 16,491, Mr. Wheeler, 16,491 and Mr. Wisehart, 16,491.

(2) The aggregate number of option awards outstanding as of December 31, 2012, were as follows: Ms. Bowick, 0, Ms. Fuller, 37,500, Mr. Koretz, 0, Mr. McGuire, 0, Mr. Wheeler, 37,500 and Mr. Wisehart, 0.

(3) Pursuant to the EarthLink, Inc. Board of Directors Compensation Plan, on May 2, 2012 and July 17, 2012, we granted restricted stock units valued at $80,000 and $50,000, respectively, to each independent director serving on our Board of Directors on those dates. The number of restricted stock units granted to each of these directors on these dates was 9,547 and 6,944, respectively, which were based on the closing price of EarthLink Common Stock on the grant dates. The restricted stock units vest and become exercisable one year from the date of grant.

During 2012, each independent director received an annual cash retainer of $70,000 for serving on the Board of Directors, which was paid following the annual stockholder meeting in May 2012. We paid our Lead Director an additional annual cash retainer of $20,000. We paid the Chairperson of the Audit Committee and the Chairperson of the Leadership and Compensation Committee an additional annual cash retainer of $20,000 for serving in such capacity. We paid the Chairperson of the Corporate Governance and Nominating Committee an additional annual cash retainer of $10,000 for serving in such capacity.

During 2012, we reimbursed directors for the expenses they incurred in attending meetings of the Board of Directors or committees thereof.

Under the Board of Directors Compensation Plan effective July 2012, each independent director receives a grant of restricted stock units once each year covering stock valued at $130,000 at the time of the grant. The grants are to be made on the first business day immediately following the annual stockholder meeting in May. The restricted stock units vest after one year or upon an earlier change in control, and upon vesting the director will receive shares of Common Stock.

Our Chief Executive Officer and President does not receive additional compensation for serving as a director or Chairman of the Board.

We pay program fees and associated travel expenses for each director to participate in relevant director education programs.

We do not pay additional compensation to directors who are not independent for their service as directors but do reimburse such directors for expenses incurred in attending meetings of the Board of Directors and its committees.

The Leadership and Compensation Committee periodically considers our Board of Directors compensation policy with a primary objective of matching compensation levels to the relative demands associated with serving on the Board of Directors and its various committees. The Leadership and Compensation Committee also periodically reviews the compensation policies of other public company boards of directors by reviewing market surveys of director compensation data prepared by third party consulting firms, including a survey of technology companies. Following the review conducted in July 2012, the Leadership and Compensation Committee determined to increase the value of the annual grant of restricted stock units for each director from $80,000 to $130,000. The Leadership and Compensation Committee did not increase directors' cash compensation.

AUDIT COMMITTEE REPORT

Pursuant to SEC rules for proxy statements, the Audit Committee of the Board of Directors has prepared the following Audit Committee Report. The Audit Committee intends that this report clearly describe our current audit program, including the underlying philosophy and activities of the Audit Committee.

General

The primary function of the Audit Committee of the Board of Directors is to assist the Board of Directors in fulfilling its oversight responsibilities by overseeing: (a) our accounting and financial reporting processes; (b) the integrity of our financial reports provided by us to any governmental body or the public; (c) our systems of internal auditing and controls; (d) our finance, auditing, accounting, legal and financial reporting compliance as established by us; and (e) maintenance of an effective and efficient audit of our annual financial statements by a qualified and independent auditor. The Audit Committee operates under a written charter. The charter is available on our website as described earlier in this Proxy Statement. The Audit Committee also determined that the charter adequately and effectively defines the duties and responsibilities of the Audit Committee. Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, our policies, procedures and practices at all levels. The Audit Committee is accountable and responsible to the full Board of Directors. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor our financial reporting process and internal control systems and the financial reporting process of our subsidiary ITC^DeltaCom for so long as it is an SEC reporting company;
- Review and appraise the audit efforts of our independent registered public accounting firm and internal auditors; and
- Provide open channels of communication among our independent registered public accounting firm, financial and senior management, the internal auditors and the Board of Directors.

Composition and Qualifications of Audit Committee

The Audit Committee presently consists of Mr. Wisehart (Chairperson), Ms. Fuller, Mr. Koretz and Mr. McGuire. Each member of the Audit Committee is independent, financially literate and is free from any relationship that, in the judgment of the Board of Directors, would interfere with the exercise of independent judgment as a member of the Audit Committee. The Board of Directors has determined that Messrs. McGuire and Wisehart are audit committee financial experts, as defined by SEC regulations. The Audit Committee is, and will continue to be, composed of members that meet the independence, knowledge and experience requirements of Nasdaq as set forth in the Nasdaq Listing Rules for Nasdaq-listed companies.

Election and Meetings

The Board of Directors annually elects the members of the Audit Committee to serve for a term of one year or other length of term, in the discretion of the Board of Directors, and shall otherwise serve until their successors are duly elected and qualified. Each member of the Audit Committee serves at the pleasure and discretion of the Board of Directors and may be replaced or removed by the Board of Directors at any time and from time to time in its discretion. At the time of each annual election of the Audit Committee members, or at other times in the discretion of the Audit Committee or the Board of Directors, the Audit Committee designates one member of the Audit Committee to be its Chairperson; in the absence of such designation, the Board of Directors designates the Chairperson.

The Audit Committee meets at least quarterly. The Audit Committee met 14 times during 2012. The Audit Committee meets at least annually with representatives from our executive management and independent registered public accounting firm in separate sessions to discuss any matters that the Audit Committee or either of these groups believes should be discussed. In addition, the Audit Committee or its Chairperson meets with representatives of the independent registered public accounting firm and our management at least quarterly to review our quarterly financial statements consistent with the provisions of Statement of Auditing Standards No. 114 (Codification of Statements on Auditing Standards, AU Sect. 380).

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee performed the following during the year ended December 31, 2012:

Documents/Reports Review

1. Reviewed and discussed our annual financial statements, management's report on internal control over financial reporting and all certifications, reports, opinions or reviews rendered by our independent registered public accounting firm.

2. Discussed with our financial management and representatives of the independent registered public accounting firm, prior to filing with the SEC, audited and unaudited financial statements and certain other disclosures to be included in our and ITC^DeltaCom's Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and other reports that contain financial information. Management has represented to the Audit Committee that our financial statements were prepared in accordance with U.S. generally accepted accounting principles.

3. Prepared the Audit Committee Report included in our annual proxy statement.

Independent Registered Public Accounting Firm

4. Recommended to the Board of Directors the selection of Ernst & Young LLP as our independent registered public accounting firm for 2012. The Audit Committee evaluates the performance of the independent registered public accounting firm. The Audit Committee has discussed with representatives of the independent registered public accounting firm the matters required to be discussed by the statement on Auditing Standards No. 16, Communications with Audit Committees, which superseded the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. These discussions included the scope of the independent registered public accounting firm's responsibilities; significant accounting adjustments; any disagreements with management; the quality, not just the acceptability, of accounting principles; reasonableness of significant judgments; and the clarity of disclosures in the financial statements. In addition, the Audit Committee has received the written disclosures and the letter from Ernst & Young LLP relating to the independence of that firm as required by PCAOB Rule 3526 (Communications with Audit Committees Concerning Independence), and has discussed with Ernst & Young LLP that firm's independence with respect to us.

5. Approved all fees and other compensation paid to Ernst & Young LLP. Monitored compliance with pre-approval policies and procedures, and otherwise pre-approved all non-audit engagements of Ernst & Young LLP.

6. Periodically consulted with representatives of the independent registered public accounting firm out of the presence of our management regarding internal controls and the fullness and accuracy of our financial statements.

Financial Reporting Process

7. Reviewed the integrity of our financial reporting process, both internal and external, in consultation with representatives of the independent registered public accounting firm and our internal financial and accounting personnel.

8. Considered any significant judgments made in management's preparation of our financial statements and management's view of each as to the appropriateness of such judgments.

9. Considered the independent registered public accounting firm's judgments about the quality and appropriateness of our accounting principles as applied to its financial reporting.

10. Reviewed the description of critical accounting policies in our and ITC^DeltaCom's Annual Reports on Form 10-K.

Internal Controls; Legal Compliance/Risk Management; General

11. Approved management's engagement of a third-party consulting firm to support our internal audit function.

12. Discussed with management, the internal auditors, the third-party consulting firm and the independent registered public accounting firm the quality and adequacy of our internal controls and internal audit functions, organization, responsibilities, budget and staffing.

13. Reviewed, with our internal and outside legal counsel, legal compliance matters, including corporate securities trading policies, and legal matters that could have a significant impact on our financial statements.

14. Oversaw the receipt of internal complaints with respect to ethical and accounting matters.

15. Reviewed and discussed with management, our major financial and operating risks and exposures, including risks and exposures related to the integration process for acquired companies, and the steps management has taken to monitor and control such risks and exposures, including our risk assessment and risk management policies.

16. Reviewed and discussed with management information technology matters, including cyber security risks and controls.

Section 404 of the Sarbanes-Oxley Act of 2002

17. Reviewed the report of management regarding the effectiveness of our internal control over financial reporting contained in our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC, as well as Ernst & Young LLP's Report of Independent Registered Public Accounting Firm included in our Annual Report on Form 10-K related to its audit of the effectiveness of internal control over financial reporting. During the year ended December 31, 2012, management updated the documentation and performed testing and evaluation of our internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. In this regard, the Audit Committee received periodic updates provided by management, the internal auditors, the third-party consulting firm and the independent registered public accounting firm at each regularly scheduled Audit Committee meeting.

Based on the Audit Committee's discussions with management and Ernst & Young LLP and the Audit Committee's review of the representation of management and report of Ernst & Young LLP to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements and management's report on internal control over financial reporting in our Annual Report on Form 10-K for the year ended December 31, 2012 and to include the audited consolidated financial statements in ITC^DeltaCom's Annual Report on Form 10-K for the year ended December 31, 2012.

Submitted by: Audit Committee
M. Wayne Wisehart (Chairperson)
Marce Fuller
David A. Koretz
Garry K. McGuire

The Audit Committee Report does not constitute solicitation material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference therein.

EXECUTIVE OFFICERS

Our executive officers serve at the discretion of the Board of Directors, and serve until they resign, are removed or are otherwise disqualified to serve, or until their successors are elected and qualified. Our executive officers presently include: Rolla P. Huff, Kevin F. Brand, Samuel R. DeSimone, Jr., Bradley A. Ferguson, Brian P. Fink, Stacie S. Hagan, James P. O'Brien, Robert L. Scott and Michael D. Toplisek. The following sets forth biographical information for our executive officers who are not directors. Biographical information for Rolla P. Huff, who is also a director, is provided in the section entitled "Proposal 1—Election of Directors—Directors Standing for Election" of this Proxy Statement.

Kevin F. Brand—Executive Vice President, Customer Delivery and Care

Age: 54

Mr. Brand has served as our Executive Vice President, Customer Delivery and Care since November 2010. Mr. Brand joined us in June 2001 and served as Vice President, Network Operations and Vice President, Products prior to his current role. Mr. Brand was Executive Vice President of Operations at CAIS Internet from November 1999 through January 2001. From June 1980 through November 1999, Mr. Brand worked in a variety of management positions at AT&T, AT&T Paradyne and AT&T Bell Laboratories in operations, customer support, product management, marketing and technical areas.

Samuel R. DeSimone, Jr.—Executive Vice President, General Counsel and Secretary

Age: 53

Mr. DeSimone has served as our Executive Vice President, General Counsel and Secretary since February 2000. Prior to that, Mr. DeSimone served in such capacities at MindSpring Enterprises Inc. since November 1998 prior to its merger with EarthLink Network, Inc. in February 2000. From September 1995 to August 1998, Mr. DeSimone served as Vice President of Corporate Development with Merix Corporation, a printed circuit board manufacturer. From June 1990 to August 1995, he was an associate attorney and a partner with Lane Powell Spears Lubersky of Portland, Oregon.

Bradley A. Ferguson—Executive Vice President, Chief Financial Officer

Age: 42

Mr. Ferguson has served as our Executive Vice President, Chief Financial Officer since August 2009. He also serves as our Principal Accounting Officer. From September 2005 to August 2009, Mr. Ferguson served as our Vice President, Controller. From September 2002 to September 2005, Mr. Ferguson served as our Vice President—Commercial Finance. Mr. Ferguson has been an officer of our Company since the merger of EarthLink Network, Inc. and MindSpring Enterprises, Inc. in February 2000 and was an officer of MindSpring Enterprises, Inc. prior to that time. Prior to joining MindSpring, Mr. Ferguson was a member of the audit practice at Arthur Andersen LLP.

Brian P. Fink—Executive Vice President, Chief Technology Officer

Age: 50

Mr. Fink has served as our Executive Vice President, Chief Technology Officer since January 2012. Previously he was our Executive Vice President, Managed Services since July 2011 and was our Senior Vice President, Strategic Planning and Program Delivery from January 2011 to July 2011. From May 2009 to January 2011, Mr. Fink served as the Managing Partner of IntegraTouch, LLC, a company he founded which operates as a development, operations and integration solutions company; from December 2002 to May 2007, he served IntegraTouch, LLC as Chief Executive Officer, Managing Partner and member of the Board of Directors. From May 2007 to May 2009 Mr. Fink served as Executive Vice President and Chief

Information Officer of One Communications, a regional telecommunications provider. From 1994 to 2002, Mr. Fink served in officer positions, including Senior Vice President of Product and Systems, with Global Crossing / Frontier Communications, an IP solutions provider. Prior to 1994, Mr. Fink held the Chief Information Officer position for a regional telecommunications company, Schneider Communications, and development and strategic planning roles for AT&T Bell Labs. Mr. Fink continues to serve as a member of the Board of Directors at IntegraTouch, LLC. Previously, he served as a member of the Board of Directors of Worldgate Communications, Inc.

Stacie S. Hagan—Executive Vice President, People and Corporate Processes

Age: 46

Ms. Hagan has served as our Executive Vice President, People and Corporate Processes since July 2012. Previously she was our Executive Vice President, Chief People Officer since March 2007. Ms. Hagan joined us in September 2002 and has served in several capacities, including Vice President, Human Resources. Prior to joining us, Ms. Hagan served as President/Principal at SynerChange International, Inc. from 1993 until 2002.

James P. O'Brien—Executive Vice President, Infrastructure Engineering and Operations

Age: 49

Mr. O'Brien has served as our Executive Vice President, Infrastructure Engineering and Operations since July 2012. Previously he was our Executive Vice President, Network Services and Customer Operations since December 2010 following our acquisition of ITC^DeltaCom. Previously, Mr. O'Brien served as Executive Vice President, Operations of ITC^DeltaCom since March 2005. He served as Senior Vice President for Engineering and Operations at ICG Communications, Inc. from December 1999 to March 2005. Prior to joining ICG Communications, Inc., Mr. O'Brien held positions at ICG/AT&T and The Associated Press.

Robert L. Scott—Chief Information Officer

Age: 50

Mr. Scott has served as our Chief Information Officer since April 2008. From August 2003 to April 2008, Mr. Scott served as Chief Information Officer of BT Global Financial Services (Radianz), a connectivity services provider. Mr. Scott has held officer level positions as Chief Information Officer and Chief Technology Officer at MPower Communications and Logix Communications, respectively.

Michael D. Toplisek—Executive Vice President, Sales and Marketing

Age: 43

Mr. Toplisek has served as our Executive Vice President, Sales and Marketing since January 2012. Previously he was our Executive Vice President, Products and Marketing from August 2012 to January 2013 and our Executive Vice President, IT Services from May 2012 to August 2012. From February 2011 until May 2012, Mr. Toplisek served as Chief Marketing Officer of XO Communications. Prior to this he served as President of Concentric Cloud Solutions, LLC, an XO Communications company and a communications service provider, from February 2009 until February 2011. From December 2006 until January 2009, Mr. Toplisek served as Senior Vice President Global Enterprise and Collaboration at Global Crossing Limited, a telecommunications company, and served in other leadership positions at Global Crossing from January 1997 until December 2006. Prior to joining Global Crossing, Mr. Toplisek held positions at Frontier Communications and MCI Telecommunications.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own beneficially more than 10% of our Common Stock to file reports of ownership and changes in ownership of such stock with the SEC. These persons are also required by SEC regulations to furnish us with copies of all such forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis during the year ended December 31, 2012, except that one Form 4 was filed late for Mr. Wheeler.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information concerning the beneficial ownership of our issued and outstanding Common Stock by (i) those persons known by management to own beneficially more than 5% of our issued and outstanding Common Stock, (ii) our directors, (iii) the executive officers identified as "Named Executive Officers" in the Summary Compensation Table on page 37 of this Proxy Statement, and (iv) all of our directors and officers as a group. Except as otherwise indicated in the footnotes below, such information is provided as of February 15, 2013. According to SEC rules, a person is the "beneficial owner" of securities if he or she has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right, the conversion of a security or otherwise.

Name and Address of Beneficial Owners(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class(3)
Susan D. Bowick	39,878	*
Bradley A. Ferguson	216,546(4)	*
Brian P. Fink	30,104(5)	*
Marce Fuller	96,166(6)	*
Rolla P. Huff	1,071,312(7)	1.0%
David A. Koretz	40,445	*
Garry K. McGuire	10,458	*
Cardi M. Prinzi	—	*
Mae H. Squier	8,080	*
Joseph M. Wetzel	450,662(8)	*
Thomas E. Wheeler	109,289(9)	*
M. Wayne Wisehart	37,459	*
Dimensional Fund Advisors LP	7,795,037(10)	7.6%
Artisan Partners Holdings LP	7,201,340(11)	7.0%
Sterling Capital Management LLC	6,968,188(12)	6.8%
Renaissance Technologies LLC	6,812,139(13)	6.6%
BlackRock, Inc.	5,868,476(14)	5.7%
The Vanguard Group	5,710,888(15)	5.5%
All directors and executive officers as a group (17 persons)	2,701,561(16)	2.6%

* Represents beneficial ownership of less than 1.0% of our Common Stock.

(1) Except as otherwise indicated by footnote below or in any applicable Schedule 13D, Schedule 13G or Form 13F, (i) the named person has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned, and (ii) the address of the named person is that of EarthLink.

(2) Beneficial ownership is determined in accordance with the rules of the SEC based on factors such as voting and investment power with respect to shares of Common Stock.

(3) Calculated based on 102,937,243 shares of Common Stock outstanding as of February 15, 2013.

(4) Includes options to purchase 62,281 shares of Common Stock.

(5) Includes options to purchase 22,865 shares of Common Stock.

(6) Includes options to purchase 37,500 shares of Common Stock.

(7) Includes options to purchase 440,548 shares of Common Stock.

(8) Includes options to purchase 172,104 shares of Common Stock.

(9) Includes options to purchase 37,500 shares of Common Stock.

(10) Represents beneficial ownership as of December 31, 2012, according to the Schedule 13G filed by Dimensional Fund Advisors LP on February 11, 2013. The address for the Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, TX 78746.

(11) Represents beneficial ownership as of December 31, 2012, according to the Schedule 13G filed by Artisan Partners Holdings LP ("Artisan Holdings") on February 6, 2013. Artisan Holdings, Artisan Investment Corporation, Artisan Partners Limited Partnership, Artisan Investments GP LLC, ZFIC, Inc., Andrew A. Ziegler and Carlene M. Ziegler (collectively, the "Artisan Entities") are each deemed to beneficially own 7,201,340 shares of Common Stock and each have shared voting power over 6,812,840 shares and shared dispositive power over 7,201,340 shares. The address for the Artisan Entities is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(12) Represents beneficial ownership as of December 31, 2012, according to the Schedule 13G filed by Sterling Capital Management LLC on February 1, 2013. The address for Sterling Capital Management LLC is Two Morrocroft Centre, 4064 Colony Road, Suite 300, Charlotte, NC 28211.

(13) Represents beneficial ownership as of December 31, 2012, according to the Schedule 13G filed by Renaissance Technologies LLC ("Renaissance Technologies") and Renaissance Technologies Holdings Corporation ("Renaissance Holdings") on February 12, 2013. Renaissance Technologies has sole voting power over 6,449,764 of these shares, sole dispositive power over 6,569,614 of these shares and shared dispositive power over 242,525 of these shares. Renaissance Holdings has sole voting power over 6,449,764 of these shares, sole dispositive power over 6,569,614 of these shares and shared dispositive power over 242,525 of these shares. The address for Renaissance Technologies and Renaissance Holdings is 800 Third Avenue, New York, NY 10022.

(14) Represents beneficial ownership as of December 31, 2012, according to the Schedule 13G filed by BlackRock, Inc. on February 8, 2013. The address for BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(15) Represents beneficial ownership as of December 31, 2012, according to the Schedule 13G filed by The Vanguard Group on February 12, 2013. The address for The Vanguard Group is 10 Vanguard Blvd., Malvern, PA 19355.

(16) Includes options to purchase an aggregate of 1,047,048 shares of Common Stock.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Guiding Philosophy

Our primary executive compensation goals have been to:

- offer competitive compensation to attract and retain talented executives;
- tie annual cash incentives to achievement of performance objectives that tie directly to our strategic and operational goals; and
- align executives' interests with long-term stockholder value creation.

To achieve these goals, we have historically used a "Total Rewards" approach establishing a compensation package of separate, but integrated components, including: base salary, short-term annual cash incentives (or STI), long-term compensation incentives (or LTI) and health and welfare and other benefits. Using this Total Rewards approach allows us to create leverage from a combination of incentives with the objective of serving in the aggregate to drive behaviors that build stockholder value. This "Compensation Discussion and Analysis" describes the executive compensation programs we have implemented in recent periods in order to advance our business strategy at the time, with an emphasis on our 2012 executive compensation and business strategy.

Overview

2011 was a transition year for us and we began to redesign our executive compensation programs accordingly. In 2011, our business strategy reflected our new focus on becoming a communications and IT services provider resulting from the acquisitions of ITC^DeltaCom, One Communications and several smaller companies, while we continued to emphasize maximizing cash flows in our consumer service segment.

In 2012, we continued our transition into an IT services provider and further refined our compensation strategy in light of the changes in our business strategy. Our 2012 short-term incentive plan included performance objectives, 50% of which continued to be tied to Adjusted EBITDA ("Adjusted EBITDA" refers to net income before interest expense and other, net, income taxes, depreciation and amortization, stock-based compensation expense, impairment of goodwill and intangible assets, and restructuring, acquisition and integration-related costs) and 50% to total company revenue. The equal weight assigned to these performance targets in the 2012 plan reflect the increasing emphasis on revenue that is in keeping with the new business services strategy. Our annual equity award program included restricted stock units ("RSUs") containing performance-based vesting provisions and stock option grants.

2012 Business Highlights

During 2012, from a product development perspective, we made progress in our transformation into being a nationwide provider of IT services for the mid-market business customer. Our financial strength also permitted us to make significant investments in the IT services market which we are convinced is the right opportunity to be pursuing, although the pace of improvement in our direct sales channel continued to be slower than we expected. We also made significant progress in achieving integration objectives and operational efficiencies while generating significant cash. We generated approximately $280.0 million in Adjusted EBITDA for 2012. In addition, we generated approximately $132.7 million of Unlevered Free Cash Flow and returned to shareholders approximately $46.5 million through dividends and share repurchases. ("Unlevered Free Cash Flow" refers to Adjusted EBITDA less cash used for purchases of property and equipment). (See *Annex A* for a reconciliation of Adjusted EBITDA and Unlevered Free Cash Flow to the most comparable measures reported in accordance with U.S. generally accepted accounting principles.)

Compensation Practices and Policies

The Leadership and Compensation Committee (the "Committee") engages in an ongoing review of our executive compensation programs to ensure they support our compensation philosophy and objectives. In connection with this ongoing review, the Committee continues to implement and maintain best practices for executive compensation. These best practices include the following, each of which reinforces our compensation philosophy:

- **Stock ownership guidelines**—We have meaningful stock ownership guidelines for Named Executive Officers and each of our Named Executive Officers has exceeded these requirements.
- **Benchmark process**—The Committee reviews the external marketplace in order to set market-based pay levels and consider best practices when making compensation decisions.
- **Independent compensation consultation**—The Committee retains and consults an independent compensation consultant. In February 2013 the Committee determined that the work performed for the Committee by Frederic Cook did not raise any conflict of interest (as described on page 7 of this Proxy Statement).
- **Compensation recoupment policy**—We may seek the reimbursement of improperly awarded incentive compensation in the event the Company restates its financial statements.
- **Prohibition on hedging and pledging transactions**—We prohibit executive officers, directors and employees from engaging in transactions involving Company securities that hedge or offset any decreases in the market value of such securities, including put or call options, pledges, any other form of hedging transactions, margin purchases of Company stock or short sales. We also prohibit pledging of our Common Stock to secure loans.
- **No tax gross-ups**—We do not pay tax gross-ups for payments relating to a change in control or with respect to perquisites.
- **Executive perquisites**—We provide only limited executive perquisites.
- **Employment agreements**—We have only one employment agreement which is with our Chief Executive Officer.

Say-on-Pay Consideration

We held our annual "say on pay" vote on our executive compensation policies at our 2012 Annual Meeting of Stockholders in May 2012. Over 92% of the shares cast on the proposal at the Annual Meeting were voted for the non-binding advisory resolution approving the compensation of our Named Executive Officers. Accordingly, the Committee believes that the voting results indicate our stockholders' approval of our Named Executive Officer compensation objectives, program and rationale. Based on the strong stockholder support expressed for our Named Executive Officer compensation program, the Committee applied the same effective principles in structuring executive compensation for 2013.

Overview of 2012 Executive Compensation Program

In its 2012 executive compensation program the Committee sought to incentivize the accomplishment of key company objectives as follows:

Key Corporate Objective	Incentive Used
Deliver target cash generation	• **50% 2012 STI tied to Adjusted EBITDA**
Realize remaining deal synergies and transform the business from a network-centric product set to network and managed IT services	• **38% 2012 LTI in Performance-Based RSUs** earned upon completion of key integration milestones, including development and incorporation of the managed services product capability
Deliver target revenue and begin building business segment revenue growth simultaneous with completing integration objectives	• **50% 2012 STI tied to revenue generation** • **12% 2012 LTI in Performance-Based RSUs** earned with full year over year business segment organic revenue growth by end of 2014
Manage the business to drive long-term shareholder value	• **50% 2012 LTI in Stock Options** to create equity upside aligned with stockholders

As detailed below, the Committee believes total direct compensation for our Named Executive Officers, both on a targeted and actual basis, was reasonable and within the range of compensation offered by comparison companies and reflected our solid financial performance in 2012 and our significant progress in transforming our company into an IT services provider. The Committee also believes the 2012 compensation design was effective in providing for meaningful rewards for achieving business objectives that our Board of Directors believes will lead to future overall shareholder value creation and by limiting compensation when performance objectives were not fully achieved in the established time periods.

Determining Compensation

Leadership and Compensation Committee. Our Leadership and Compensation Committee of the Board of Directors currently consists of Ms. Bowick (Chairperson), Mr. McGuire, Mr. Wheeler and Mr. Wisehart. While the Committee's charter does not specify qualifications required for Committee members, Ms. Bowick is a former executive officer of human resources at a large technology company and is currently the compensation committee chairperson for another public company's board of directors. Mr. McGuire and Mr. Wisehart have been members of other public company boards of directors and are former chief financial officers of public companies. Mr. Wheeler has been a member of other public company boards of directors and is a managing director of a venture capital fund which has ownership positions in numerous technology companies. Mr. McGuire and Mr. Wisehart are also members of the Audit Committee, which not only permits direct continuity between these two committees but also facilitates the Committee's review of whether our compensation programs pose any material risks for the Company.

The Committee uses Frederic Cook as its independent compensation consultant. The role of the consultant is to provide advice and counsel. In 2012, the consultant performed work at the direction and under the supervision of the Committee, and the Committee does not delegate authority to consultants or to other parties. The Committee confers with its outside consultant without management present to discuss Chief Executive Officer compensation. The Committee's consultant at times works directly with management on behalf of the Committee, but under direction and approval of the Committee. The Committee's consultant provides no other services to the Company.

The table below outlines the roles and responsibilities related to executive compensation:

Role	Responsibilities
Leadership and Compensation Committee	• Designs, evaluates and approves our executive compensation plans, policies and programs • Establishes the cash and short-term incentive compensation for our executive officers • Determines the compensation programs for the members of our Board of Directors and its committees • Administers our equity-based compensation plans • Reviews whether the work performed for the Committee by Frederic Cook raises any conflict of interest • Conducts a review of our management personnel and conducts management succession planning at least annually • Reviews and evaluates the goals and objectives relevant to the compensation of our Chief Executive Officer annually • Evaluates the performance of our Chief Executive Officer in light of his goals and objectives annually
Independent Board Members	• Provides final review of our Chief Executive Officer's compensation
Frederic Cook (Independent Consultant to the Committee)	• Participates in substantially all Committee meetings • Reviews materials in advance, and provides to the Committee additional information on market trends • Provides advice, research and analytical services on a variety of subjects, including compensation of our Named Executive Officers, nonemployee director compensation, employment agreements, change in control and severance plans and adoption of stock ownership guidelines as well as general executive compensation trends
Chief Executive Officer	• Proposes compensation for our other executive officers • Works with the Committee to determine the business performance targets in our bonus plans • Attends Committee meetings, except for executive sessions related to his compensation • Our Chief Executive Officer does not make recommendations to the Committee regarding his annual base salary, his equity compensation awards or other long-term incentives or his annual bonus plan target payment and does not participate in Committee meetings when his compensation is discussed

Other Members of Management	• Our Executive Vice President, People and Corporate Processes together with the Committee's external consultant prepare materials for the Committee using market data from both broad-based and targeted national compensation surveys

In determining compensation, the Committee generally takes into account our business strategy, internal pay equity, external market competitiveness in light of general economic trends, and individual and business performance.

Competitive Market Information. To ensure that our compensation programs are competitive, the Committee in 2012 compared our compensation practices to the competitive market using published proxy and survey data. For 2012, the Committee referred to a comparison group that reflects our shift in business strategy to an IT services company. The companies included in this group were as follows:

AboveNet, Inc.
AOL Inc.
Cbeyond, Inc.
Cincinnati Bell Inc.
Equinix Inc.
FairPoint Communications, Inc.
Frontier Communications Corp.
Level 3 Communications, Inc.
Ntelos Holdings Corp.
Paetec Holding Corp.
Premiere Global Services, Inc
Rackspace Hosting, Inc.
TW Telecom Inc.
Vonage Holdings Corp.
Windstream Corp.

The Committee also continued to use established data bases as a "check and balance" for the comparison group. These databases were Equilar's Executive Insight Database of telecom companies with annual revenue of $1 billion to $3 billion, the Radford Global Technology Executive Survey of companies with annual revenue of $1 billion to $3 billion, and the Towers Watson 2011 CDB General Industry Executive Compensation Survey—U.S. of telecom companies with approximately $1 billion in annual revenues (which was used by the Committee for the first time in 2011). The Committee reviewed these databases because they contain a sufficient number of comparator companies to provide reliable benchmarks for each of our executive positions.

The Committee used data from these sources to evaluate base salary, target annual incentive levels and total direct compensation for our Named Executive Officers. Management provided the Committee with comparisons for base salary, total annual cash compensation (base salary plus annual incentives at both target incentive levels and actual performance-based incentive levels) and total direct compensation (base salary, annual incentives and long-term incentives).

Based on the information available to the Committee for the comparison group and the established data bases prior to establishing base salaries and annual incentives for 2012, average total cash compensation for the Named Executive Officers was 94% of the market median. The average total direct compensation for the Named Executive Officers was 95% of the median.

Executive Performance. In 2012, the Committee also took into consideration individual performance so that executive compensation reflects past performance as well as future potential and adequately differentiates between executive officers, based on scope and complexity of the executive officer's job position, market comparisons and individual performance.

The Chief Executive Officer's performance is reviewed annually by the Committee and the Board of Directors prior to considering changes in base salary, short-term incentive payouts and total compensation.

In February 2012, the Committee and the independent directors reviewed the Chief Executive Officer's annual performance in light of Company performance and leadership objectives designated by the Board of Directors as essential to the role of the Company's Chief Executive Officer. In this review the Board of Directors also established Mr. Huff's 2012 performance objectives.

The compensation policies with respect to our Named Executive Officers in 2012 did not differ materially between these officers, other than that our Chief Executive Officer has an employment agreement (as did our former President and Chief Operating Officer). Other than with respect to the Named Executive Officers' individual performance objectives and equity award performance targets unique for our Chief Technology Officer (described on page 33), our targets and compensation philosophy were consistent across all Named Executive Officers.

Elements of Executive Compensation

The elements of executive compensation in 2012 included base salary, short-term incentives, long-term incentives and health and welfare and other benefits. In 2012, the Committee did not allocate specific weight to each of the compensation components, but its intent was to:

1) align total direct compensation (including base salary, annual cash incentives and long-term equity incentives) with our business goals; and
2) design compensation that is competitive with other companies of similar size operating in the technology and telecommunications sectors.

We evaluated each component of compensation in comparison to our past practice, competitive benchmarks and performance goals.

Base Salaries

In February 2012, the Committee reviewed base salaries of our executive officers in relation to the market median of comparison companies. The 2012 total base salaries for our Named Executive Officer group, excluding our Chief Executive Officer, were approximately 96% of the market median described above, with individuals ranging between 81% and 110% of market median. Taking into account the competitive market review, in February 2012 the Committee determined that the 2012 base salaries for the Named Executive Officers would remain unchanged from their respective 2011 base salaries. In May 2012 the Committee increased Ms. Squier's base salary from $300,000 to $350,000 in light of an increase in her responsibilities following the departure of another executive officer.

In setting Mr. Huff's annual base salary for 2012, the Committee took into account compensation information for chief executive officers within the comparison and survey groups referenced above, Mr. Huff's leadership in our continuing shift in our business strategy, and Mr. Huff's and our performance during 2011. The Committee did not increase Mr. Huff's base salary for 2012, which was 114% of the median for the comparison group. The Committee believes this 2012 base salary is reasonable in light of our performance under Mr. Huff's leadership.

The following table summarizes the 2012 base salaries for our Named Executive Officers:

Name and Title	2012 Base Salaries
Rolla P. Huff Chairman of the Board, President and Chief Executive Officer	$825,000
Joseph M. Wetzel Former President and Chief Operating Officer	490,700
Brian P. Fink. Chief Technology Officer	340,000
Mae H. Squier. Former President-Sales	350,000
Bradley A. Ferguson Executive Vice President, Chief Financial Officer	328,000
Cardi M. Prinzi Former Executive Vice President , Marketing	300,000

Short-Term Incentives

2012 Incentive Plan. In February 2012 the Committee approved our 2012 annual incentive plan for our executive officers. This plan had two components:

- an incentive payment based upon the achievement of corporate performance objectives where the executive officer could receive a multiple (between 0% and 200%) of 80% of his or her base salary for 2012.
- a separate incentive payment based upon the achievement of individual performance levels where the executive officer could receive a multiple (between 0% and 200%) of 20% of his or her base salary for 2012.

Summarized in the table below are the applicable corporate performance objectives, weights and the rationale for these objectives.

Performance Measure	Weight	Rationale for Inclusion
Adjusted EBITDA	50%	• Reflects profitability and cash generation to incentivize efficient operations in both consumer and business segments
Total Revenue	50%	• Incentivizes growth of business segment

Our Named Executive Officers' target incentive opportunity as a percentage of eligible earnings is identified in the table below. Given the competitive market position of the compensation of our Named Executive Officers, the Committee determined to hold target incentive opportunities as a percentage of eligible earnings flat for 2012 for each of the Named Executive Officers, other than Ms. Squier whose target incentive opportunity increased from 55% to 60%.

In February 2013, the Committee reviewed our actual operating performance for 2012 against the incentive plan goals and approved the blended achievement level of 86.52% of the target incentive potential for the corporate performance objectives. The incentive plan performance targets and achievement are summarized below:

2012 Incentive Plan Performance Targets and Achievement
(dollars in millions)

	50% Payout Threshold	100% Payout Target	200% Payout Maximum	Actual Performance	Achievement
Adjusted EBITDA (50%)	$ 255	$ 295	$ 355	$ 280	81%
Total Revenue (50%)	$1,307	$1,357	$1,405	$1,349	92%
Total Blended Payout					86.52%

In February 2013 the Committee also evaluated the extent to which the Named Executive Officers met their individual performance objectives in 2012. In making this evaluation the Committee took into account the recommendation of our Chief Executive Officer as to the performance of the other Named Executive Officers and determined the amount of all Named Executive Officers' related incentive compensation payment. In addition to the Company's performance with respect to the Adjusted EBITDA and revenue targets, the most significant results for each Named Executive Officer's performance in 2012 are set forth below. Additionally, all of our Named Executive Officers' incentive compensation payments were negatively impacted by our failure to achieve Company objectives for 2012 and no Named Executive Officer received an incentive payment percentage based on an individual performance level higher than the blended Company achievement level of 86.52%.

Mr. Huff:

- We made significant progress in our sales system integration plan objectives for 2012, although we did not achieve integration objectives for sales quoting and order management systems.
- While we did not achieve our sales goals, we made significant progress in refining and disclosing the "New EarthLink's" value proposition, competitive positioning and customer value.
- We made progress in aligning our executive officer team with our evolving strategy.
- We made progress in implementing revised sales organizations, processes and metrics.
- We made substantial progress in developing the new product roadmap for the "New EarthLink" and demonstrated growth in these products.

Mr. Wetzel:

- While other sales-related integration objectives were not achieved in 2012, we did implement strategies that resulted in improvements to our sales management and sales commission tools.
- We restructured our IT organization to reflect specialization in IT products, which allowed development of IT services products while other integration objectives remain to be achieved.

Mr. Ferguson:

- We completed financial system integration on schedule to enable improved financial planning.
- We delivered improvements in business metrics reporting and analysis in order to manage our evolving business more effectively.

Mr. Fink:

- We developed a technology roadmap for our products and services that builds upon current products and responds to market demands.
- We developed effective strategies and tactics to drive managed services revenue growth.

- In partnership with marketing, we began to build awareness of our company as a thought-leader and valued partner in IT-related managed services.

Ms. Squier

- While we experienced growth in managed services products, other sales efforts lagged behind our budget.

In accordance with his severance agreement, Mr. Prinzi's 2012 short-term incentive payment was based 100% on company performance objectives.

2012 Incentive Payments. In light of our performance against the Adjusted EBITDA and revenue targets under our 2012 incentive plan, and taking into account the individual performance of each executive, the Committee approved the incentive payments earned under the 2012 incentive plan for the following Named Executive Officers with incentive payments being paid in cash in February 2013.

Name	2012 Target Incentive Opportunity	2012 Annual Incentive Plan Payment
Rolla P. Huff	100%	$669,900
Joseph M. Wetzel	80%	$318,759
Brian P. Fink	60%	$176,460
Mae H. Squier	60%	$162,088
Bradley A. Ferguson	60%	$170,232
Cardi M. Prinzi	55%	$101,029

Long-Term Incentive Compensation

Our long-term incentive compensation plan for our executive officers historically has been based on our equity incentive plans. These plans promote ownership of Common Stock, which, in turn, provides a common interest between our stockholders and our executive officers. The Committee's current policy regarding the timing of equity grants provides that generally the Committee will consider a long-term incentive compensation program each year. The Committee will also consider periodic special grants and will consider grants of RSUs or stock options to a newly-hired or newly-promoted executive officer.

The Committee's objectives for its 2012 long-term incentive compensation program were to utilize a mix of performance-based RSUs and stock options to create strong incentives to grow the business, drive completion of critical integration milestones and align the interests of our executives and stockholders.

After considering the factors above and a competitive market review of total compensation, in February 2012 the Committee granted 2012 long-term incentive compensation equity awards to the Named Executive Officers as set forth below:

Name	Number of RSUs Granted	Number of Stock Options Granted
Rolla P. Huff	166,445	762,195
Joseph M. Wetzel	50,599	231,707
Brian P. Fink	53,262	91,463
Mae H. Squier	33,289	152,439
Bradley A. Ferguson	27,297	125,000
Cardi M. Prinzi	25,965	118,902

The performance-based RSUs were designed to promote the realization of remaining deal synergies and the transformation of our business from a network-centric product set to network and managed IT services. Of the RSUs granted to the Named Executive Officers other than Mr. Fink, up to 75% could be earned based on the level of successful completion on established dates during 2012 and 2013 of certain company performance objectives related to building our platform for strategic growth, with full vesting on the third anniversary of the grant date (assuming continued employment) of any RSUs that are earned. The Committee established five performance objectives, with up to 20% of these RSUs to be earned with successful completion of each objective.

Objective 1: Incorporate acquired managed services assets into our product portfolio and operations with specific initiatives to be accomplished by December 31, 2012.

Objective 2: Evolve our product suite consistent with our business strategy with specific initiatives to be accomplished by December 31, 2012.

Objective 3: Continue the Operations Support Systems integration with specific initiatives to be accomplished by December 31, 2012.

Objective 4: Deliver financial performance reporting and analytics by customer segment, product and geographic region by December 31, 2012.

Objective 5: Establish a fully operational, consolidated billing platform by December 31, 2013.

Failure to completely achieve an objective by the established date forfeits the respective portion of the award for which the objective was not achieved. In February 2013, the Committee determined that Objectives 1-4 were achieved in 2012 to the extent permitting the following percentages of RSUs allocable to the Objectives to be earned: Objective 1- 65%; Objective 2 - 85%; Objective 3 - 33%; Objective 4 - 75%, for a blended achievement level of 65%. The following number of RSUs were earned for the Named Executive Officers (other than Mr. Fink) with full vesting on the third anniversary of the grant date (assuming continued employment): Mr. Huff, 64,914; Mr. Wetzel, 19,734; Ms. Squier, 12,983; Mr. Ferguson, 10,646; and Mr. Prinzi, 0.

The remaining 25% of the RSUs would be earned in February 2015 based on our achieving full year business segment organic growth in 2014 compared to 2013.

With respect to the RSUs granted to Mr. Fink in 2012, the Committee determined to establish separate performance objectives for Mr. Fink to focus on the managed services products. Mr. Fink's performance objectives for 33,289 of his RSUs related to the growth of managed services product portfolio by December 31, 2012. His performance objective for the other 19,973 of his RSUs is a specified increase in managed services product revenue by December 31, 2014. The Committee determined that the performance objectives with the December 21, 2012 deadline were achieved to the extent permitting all of these 33,289 RSUs to be earned with full vesting on the third anniversary of the grant date (assuming continued employment).

The stock options granted in February 2012 have an exercise price of $7.51 per share and an exercise period of 10 years and vest ratably over four years.

Benefits and Other Compensation

We provide the Chief Executive Officer and his direct reports the opportunity for financial and tax planning services of up to an aggregate of $10,000 per year per person and annual executive physicals up to $2,000 per year per person. In addition, in 2012 we provided our executive officers with the same benefit package available to all of our salaried employees. This package includes:

- Health and dental insurance (portion of costs);
- Basic life insurance;
- Long-term disability insurance; and

• Participation in our 401(k) plan, including Company matching.

Relocation benefits are also reimbursed under a corporate policy when they occur.

We previously compensated Mr. Huff and Mr. Wetzel for temporary living expenses. In light of our expanded national footprint following our acquisitions of ITC^DeltaCom, One Communications, STS Telecom and other companies outside of Atlanta, we have contracted for fractional ownership in corporate aircraft that are available for business travel by Mr. Huff (and prior to January 1, 2013, Mr. Wetzel) pursuant to our use of corporate jet policy. We also terminated their temporary living expense arrangement and established a per diem policy for time spent in Atlanta.

Employment Agreements

We have had employment agreements with Mr. Huff and Mr. Wetzel since they commenced employment with us in 2007. In addition, in connection with Mr. Wetzel's departure as of December 31, 2012 we entered into an agreement with Mr. Wetzel which sets forth the terms of his departure, which are consistent with his former employment agreement, and provides for the terms of his consulting arrangements with us going forward.

See "Agreements with our Chief Executive Officer and President and our Former President and Chief Operating Officer" on pages 41 to 42 of this Proxy Statement for a description of the agreements.

Change in Control and Severance Payments

Our executive officers are eligible for benefits and payments if employment terminates if there is a change in control or due to position elimination. We believe that we should provide reasonable severance benefits to employees in the event their positions are eliminated. With respect to our Named Executive Officers, these severance benefits should reflect the fact that it may be difficult for executives to find comparable employment within a short period of time. Such arrangements also should disentangle us from the former executive as soon as practicable.

We have a Change-In-Control Accelerated Vesting and Severance Plan, or CIC Plan, which provides our Named Executive Officers other than Mr. Huff and Mr. Wetzel with change in control protection as described below. We provide Mr. Huff (and Mr. Wetzel prior to January 1, 2013) with change-in-control protections under their employment agreements as described below. We believe that by providing our Named Executive Officers with this change in control protection, we allow our senior management to focus on running our company to maximize long-term stockholder value and mitigate the necessity for management's attention to be diverted toward finding new employment in the event a change in control occurs. We also believe our arrangement facilitates the recruitment of talented executives through the provision of guaranteed protection in the event we are acquired after accepting an employment offer.

Compensation Recoupment Policy

The Committee has adopted a Compensation Recoupment Policy as an additional means for the Committee to manage our risk profile. The policy provides that in the event the Board of Directors determines that a significant restatement of our financial results or other Company metrics for any of the three prior fiscal years is required and such restatement is the result of fraud or willful misconduct, the Board has the authority to obtain reimbursement from our executive officers and any employees responsible for the fraud or willful misconduct resulting in the restatement if such individuals would have received less compensation had the results or metrics been properly calculated. In connection with the adoption of this policy, the Committee included in the 2012 annual incentive plan a "clawback" provision that would require a participant to reimburse incentive compensation to us to the extent required by the Compensation Recoupment Policy.

Stock Ownership Guidelines; Prohibition of Hedging and Pledging

The Committee has adopted Common Stock Ownership and Retention Guidelines for our directors and executive officers. Our Board of Directors believes that these individuals should own and hold Common Stock to emphasize the link between the directors and the executive officers and the long-term interests of stockholders and to communicate to investors, market analysts and the public that these individuals are tied directly to our long-term success through personal capital investment in our Common Stock. The guidelines require that each director own a minimum number of shares of our Common Stock having a fair market value equal to or exceeding three times the annual cash retainer for directors. The guidelines require that the Chief Executive Officer own a minimum number of shares of our Common Stock having a fair market value equal to or exceeding four times the Chief Executive Officer's base salary and our other executive officers two times their base salaries. "Fair market value" as of any measurement date is calculated as the average of the closing Common Stock price on Nasdaq for the trading days in the 30-calendar-day period immediately prior to such date. Until such time as the director or executive officer reaches his or her stock ownership guideline, such individual will be required to hold 50% of the net shares of Common Stock received upon lapse of the restrictions on restricted stock units and upon exercise of stock options. The Committee will review these stock ownership guidelines periodically and, if changes are deemed appropriate, submit such recommended changes to the Board of Directors for consideration and approval.

Also, we amended our Insider Trading Policy in January 2012 to expressly prohibit our officers from engaging in hedging transactions. Previously, the Insider Trading Policy had "discouraged" hedging transactions and required pre-clearance from our General Counsel before entering into a hedging transaction. None of our officers had engaged in a hedging transaction. Additionally, in February 2013 we amended our Insider Trading Policy to expressly prohibit our officers from pledging shares of our common stock to secure a loan. Previously the Insider Trading Policy had prohibited use of our common stock in margin loans and permitted pledging common stock otherwise only in limited circumstances preapproved by our General Counsel.

Limitations on Deductibility of Compensation

Under Section 162(m) of the Internal Revenue Code, a portion of annual compensation payable to any of our Chief Executive Officer and three other highest paid executive officers (other than our Chief Financial Officer) generally would not be deductible by us for federal income tax purposes to the extent such officer's overall compensation exceeds $1,000,000 for the year. Qualifying performance-based incentive compensation (including performance-based compensation awards under our 2006 and 2011 Equity and Cash Incentive Plans), however, would be excluded for purposes of determining if the executive's compensation exceeded the $1,000,000 cap. The rules and regulations promulgated under Section 162(m) are complicated and subject to change from time to time, sometimes with retroactive effect. There can be no guarantee, therefore, that amounts potentially subject to Section 162(m) limitations will be treated by the Internal Revenue Service as qualified performance-based compensation under Section 162(m) and deductible by us. A number of requirements must be met under Section 162(m) in order for particular compensation to so qualify such that there can be no assurance that qualified performance-based compensation under our 2011 Equity and Cash Incentive Plan will be fully deductible under all circumstances. The Committee addresses this issue when considering compensation arrangements for our executive officers. However, the Committee still believes that it is important that it have the flexibility to offer compensation that may not be deductible because of the Section 162(m) cap if deemed appropriate in attracting and retaining qualified executive officers. In this regard the Committee is aware that certain of the compensation paid to Mr. Huff for 2012 will be non-deductible. In approving this compensation, the Committee considered that the Company has accumulated large net operating loss carry forwards to offset or reduce our future income tax obligations and, therefore, the deduction limitations imposed by Section 162(m) would not significantly impact our financial results at this time.

Leadership and Compensation Committee Report

The Leadership and Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this Proxy Statement with management and, based on such review and discussion, the Leadership and Compensation Committee recommends that it be included in this Proxy Statement.

Submitted by: Leadership and Compensation Committee
Susan D. Bowick (Chairperson)
Garry K. McGuire
Thomas E. Wheeler
M. Wayne Wisehart

The Leadership and Compensation Committee Report does not constitute solicitation material and shall not be deemed filed or incorporated by reference into any of our other filings and/or the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference therein.

Leadership and Compensation Committee Interlocks and Insider Participation

The Leadership and Compensation Committee currently consists of Ms. Bowick, Mr. McGuire, Mr. Wheeler and Mr. Wisehart. No member of the Leadership and Compensation Committee was an employee of EarthLink during the last fiscal year or an officer of EarthLink in any prior period. There are no Leadership and Compensation Committee interlocks between us and other entities involving our executive officers and members of the Board of Directors who serve as an executive officer or board member of such other entities.

Certain Relationships and Related Transactions

Our Board of Directors has adopted a written policy that generally provides that we may enter into a related party transaction only if the Audit Committee shall approve or ratify such transaction in accordance with the guidelines set forth in the policy and if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party; the transaction is approved by the disinterested members of the Board of Directors; or the transaction involves compensation approved by our Leadership and Compensation Committee.

Our Audit Committee Charter provides that the Audit Committee shall approve in advance all transactions between us and any of our affiliates as well as all "related party" transactions required to be disclosed by applicable SEC disclosure rules. For 2012, there were no transactions that were required to be approved by the Audit Committee. In addition, management will routinely notify the Audit Committee of any proposed transaction between us and a company where a member of our Board of Directors serves as an outside director of that company even if this notification is not required by the Audit Committee Charter.

Executive Officer Compensation

Summary Compensation Table

The following table presents certain information required by the SEC relating to various forms of compensation awarded to, earned by or paid during the years set forth below to persons who served as our Chief Executive Officer and our Chief Financial Officer in 2012, the three other most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, serving at December 31, 2012, and one additional executive officer who was not serving at December 31, 2012. Such executive officers collectively are referred to as the "Named Executive Officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total(3) ($)
Rolla P. Huff	2012	$825,000	$ —	$1,250,002	$1,253,125	$ 669,900	$ —	$ 26,072(9)	$4,024,099
Chairman of the Board,	2011	805,288	—	2,160,001	—	814,100	—	284,760(9)	4,064,149
President and	2010	800,000	1,100,000(8)	1,194,293	—	1,361,600	—	155,850(9)	4,611,743
Chief Executive Officer									
Joseph M. Wetzel(4)	2012	490,700	—	379,998	380,949	318,759	—	791,541(10)	2,361,947
Former President and	2011	478,848	—	756,000	—	387,263	—	148,310(10)	1,770,421
Chief Operating Officer	2010	454,577	415,000(8)	567,340	—	618,952	—	97,475(10)	2,153,344
Brian P. Fink(5)	2012	340,000	—	399,998	150,374	176,460	—	10,014(11)	1,076,846
Chief Technology Officer									
Mae H. Squier(6)	2012	332,692	—	250,000	250,625	162,088	—	10,033(12)	1,005,438
Former President-Sales									
Bradley A. Ferguson	2012	328,000	—	205,000	205,513	170,232	—	34,725(13)	943,469
Executive Vice President,	2011	318,923	38,000	409,500	—	193,395	—	77,111(13)	1,036,929
Chief Financial Officer	2010	308,462	100,000(8)	277,692	—	315,001	—	32,585(13)	1,033,740
Cardi M. Prinzi(7)	2012	213,462	—	194,997	195,487	101,029	—	343,804(14)	1,048,779
Former Executive Vice President, Marketing									

(1) Compensation for stock awards and option awards represents the aggregate grant date fair value of the award, computed based on the number of awards granted and the fair value of the award on the date of grant. Assumptions used in the calculation of these award amounts are included in Note 12 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated by reference into this Proxy Statement.

(2) Non-equity incentive plan compensation for 2012 represents bonuses earned in 2012 under our 2012 Annual Bonus Plans. For 2012, our bonus plan payouts under those plans for the Named Executive Officers were 86.52% of target for the Named Executive Officers. The 2012 Annual Bonus Plan payments were made in cash in February 2013.

Non-equity incentive plan compensation for 2011 represents bonuses earned in 2011 under our 2011 Annual Bonus Plans. For 2011, our bonus plan payouts under those plans for the Named Executive Officers were a blended 108% of target for the bonus plan for the first six months of 2011 and 95.4% of target for the bonus plan for the second six months of 2011. The 2011 Annual Bonus Plan payments were made in cash in February 2012.

Non-equity incentive plan compensation for 2010 represents bonuses earned in 2010 under our 2010 Annual Bonus Plan. For 2010, our bonus plan payouts under this plan were 170.2% of target for the Named Executive Officers. The 2010 Annual Bonus Plan payments were made in cash in February 2011.

(3) Salary, bonus and non-equity incentive plan compensation as a percentage of total compensation for each of our Named Executive Officers for 2012 is as follows: Mr. Huff, 37%; Mr. Wetzel, 34%, Mr. Fink, 48%, Ms. Squier 49%, Mr. Ferguson 53% and Mr. Prinzi, 30%.

Salary, bonus and non-equity incentive plan compensation as a percentage of total compensation for each of our Named Executive Officers for 2011 is as follows: Mr. Huff, 40%; Mr. Wetzel, 49%, Mr. Ferguson 53% and Mr. Brand 52%.

Salary, bonus and non-equity incentive plan compensation as a percentage of total compensation for each of our Named Executive Officers for 2010 is as follows: Mr. Huff, 71%; Mr. Wetzel, 69%; Mr. Ferguson, 70% and Mr. Brand, 73%.

(4) Mr. Wetzel's last day of employment was December 31, 2012.

(5) Mr. Fink was not a Named Executive Officer in 2010 and 2011. Summary compensation information for Mr. Fink is only required for 2012.

(6) Ms. Squier's last day of employment was February 1, 2013. Ms. Squier was not a Named Executive Officer in 2010 or 2011. Summary compensation information is only required for 2012.

(7) Mr. Prinzi's last day of employment was September 7, 2012. Mr. Prinzi was not a Named Executive Officer in 2010 or 2011. Summary compensation information is only required for 2012.

(8) Includes bonuses earned in 2010 under our 2009-2010 Retention Incentive Plan. In either December 2010 or January 2011, we made the following 2009-2010 Retention Incentive Plan payments: Mr. Huff, $1,100,000; Mr. Wetzel, $415,000; Mr. Ferguson, $100,000; and Mr. Brand, $90,000.

(9) For 2012, other compensation consists of $10,000 of financial planning services, $7,500 in matching contributions made to Mr. Huff's account under our 401(k) Plan and $8,572 in dividend-like payments made on stock awards. For 2011, other compensation consists of $10,000 of financial planning services, $7,350 in matching contributions made to Mr. Huff's account under our 401(k) Plan and $267,410 in dividend-like payments made on stock awards. For 2010, other compensation consists of $72,000 for temporary living expenses, $6,000 of financial planning services, $7,350 in matching contributions made to Mr. Huff's account under our 401(k) Plan and $70,500 in dividend-like payments made on stock awards.

(10) For 2012, other compensation consists of $10,000 of financial planning services, $7,500 in matching contributions made to Mr. Wetzel's account under our 401(k) Plan, $3,000 in dividend-like payments made on stock awards, $18,720 of per diem payments, $736,021 of severance and $16,300 of employer portion of benefit plan. For 2011, other compensation consists of $6,000 of financial planning services, $7,350 in matching contributions made to Mr. Wetzel's account under our 401(k) Plan and $134,960 in dividend-like payments made on stock awards. For 2010, other compensation consists of $48,000 for temporary living expenses, $6,000 of financial planning services, $7,350 in matching contributions made to Mr. Wetzel's account under our 401(k) Plan and $36,125 in dividend-like payments made on stock awards.

(11) For 2012, other compensation consists of $7,500 in matching contributions made to Mr. Fink's account under our 401(k) Plan and $2,514 in dividend-like payments made on stock awards.

(12) For 2012, other compensation consists of $7,500 in matching contributions made to Ms. Squier's account under our 401(k) Plan and $2,533 in dividend-like payments made on stock awards.

(13) For 2012, other compensation consists of $10,000 of financial planning services, $7,500 in matching contributions made to Mr. Ferguson's account under our 401(k) Plan and $17,225 in dividend-like payments made on stock awards. For 2011, other compensation consists of $2,250 of financial planning services, $7,350 in matching contributions made to Mr. Ferguson's account under our 401(k) Plan and $67,511 in dividend-like payments made on stock awards. For 2010, other compensation consists of $1,750 of financial planning services, $7,350 in matching contributions made to Mr. Ferguson's account under our 401(k) Plan and $23,485 in dividend-like payments made on stock awards.

(14) For 2012, other compensation consists of $7,500 in matching contributions made to Mr. Prinzi's account under our 401(k) Plan, $23,030 in dividend-like payments made on stock awards, $300,000 of severance and $13,274 of employer portion of benefit plan.

Grants of Plan-Based Awards

The following table presents information regarding grants of plan-based awards to the Named Executive Officers during the year ended December 31, 2012.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)($)			Estimated Future Payouts Under Equity Incentive Plan Awards(#)			All Other Stock Awards: Number of Shares of Stock of Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2) ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Rolla P. Huff	N/A	$412,500	$825,000	$1,650,000	—	—	—	—	—	$ —	$ —
	2/16/2012(3)	—	—	—	—	—	—	166,445	762,195	7.51	2,503,127
Joseph M. Wetzel	N/A	196,280	392,560	785,120	—	—	—	—	—	—	—
	2/16/2012(3)	—	—	—	—	—	—	50,599	231,707	7.51	760,948
Brian P. Fink	N/A	102,000	204,000	408,000	—	—	—	—	—	—	—
	2/16/2012(4)	—	—	—	—	—	—	53,262	91,463	7.51	550,372
Mae H. Squier	N/A	99,808	199,615	399,230	—	—	—	—	—	—	—
	2/16/2012(3)	—	—	—	—	—	—	33,289	152,439	7.51	500,625
Bradley A. Ferguson	N/A	98,400	196,800	393,600	—	—	—	—	—	—	—
	2/16/2012(3)	—	—	—	—	—	—	27,297	125,000	7.51	410,513
Cardi M. Prinzi	N/A	58,702	117,404	234,808	—	—	—	—	—	—	—
	2/16/2012(3)	—	—	—	—	—	—	25,965	118,902	7.51	390,484

(1) Estimated future payouts under non-equity incentive plan awards represents bonuses earned under our 2012 Annual Bonus Plans. For 2012, our bonus plan payouts for our Named Executive Officers under those plans were 86.52% of target for the Named Executive Officers. The following amounts were earned in 2012 under the 2012 Annual Bonus Plans: Mr. Huff, $669,900; Mr. Wetzel, $318,759; Mr. Fink, $176,460, Ms. Squier, $162,088; Mr. Ferguson, $170,232; and Mr. Prinzi, $101,029.

(2) The grant date fair value for stock awards was based on the closing price of the underlying shares on the date of grant.

(3) In February 2012, we granted RSUs to our Named Executive Officers. Of the RSUs granted to the Named Executive Officers other than Mr. Fink, up to 75% could be earned based on the level of successful on established dates during 2012 and 2013 of certain company performance objectives related to building our platform for strategic growth, with full vesting on the third anniversary of the grant date (assuming continued employment) of any RSUs that are earned. The remaining up to 25% of the RSUs would be earned in February 2015 based on our achieving full year business segment organic growth in 2014 compared to 2013.

The stock options have an exercise price of $7.51 per share and an exercise period of 10 years and vest ratably over four years.

(4) With respect to the restricted stock units granted to Mr. Fink in 2012, 33,289 could be earned based on the growth of managed services product portfolio by December 31, 2012. The remaining 19,973 would be earned based on a specified increase in managed services product revenue by December 31, 2014.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information concerning the number and value of unexercised options, restricted stock units and incentive plan awards for the Named Executive Officers outstanding as of the end of the year ended December 31, 2012.

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options Exercisable**	**Number of Securities Underlying Unexercised Options Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options**	**Option Exercise Price**	**Option Expiration Date**	**Number of Units That Have Not Vested**	**Value of Units That Have Not Vested**	**Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested**	**Equity Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested**
Rolla P. Huff	250,000	—	—	$ 7.31	6/25/2017	85,714(1)	$553,712	295,016(5)	$1,905,803
	—	762,195	—	7.51	2/16/2022				
Joseph M. Wetzel	56,251	—	—	6.86	8/27/2017	—	—	50,599(6)	326,870
	115,853	115,854	—	7.51	2/16/2022				
Brian P. Fink	—	91,463	—	7.51	2/16/2022	25,143(2)	162,424	60,977(7)	393,911
Mae H. Squier	—	152,439	—	7.51	2/16/2022	25,333(3)	163,651	33,289(8)	215,047
Bradley A. Ferguson	8,750	—	—	9.01	7/21/2014	16,250(4)	104,975	51,672(9)	333,801
	10,000	—	—	9.51	5/4/2015				
	10,000	—	—	10.36	9/12/2015				
	3,281	—	—	6.90	10/24/2016				
	—	125,000		7.51	2/16/2022				
Cardi M. Prinzi	—	—	—	—	—	—	—	—	—

(1) Mr. Huff's restricted stock units vest as follows: 42,857 on each of February 7, 2013 and February 7, 2014.

(2) Mr. Fink's restricted stock units vest as follows: 12,571 on February 7, 2013 and 12,572 on February 7, 2014.

(3) Ms. Squier's last day of employment was February 1, 2013. At that time, 6,333 equity awards vested upon execution of her signed waiver and release agreement. The remaining equity awards were forfeited as a result of her termination of employment with the Company.

(4) Mr. Ferguson's restricted stock units vest as follows: 8,125 on each of February 7, 2013 and February 7, 2014.

(5) Mr. Huff's restricted equity incentive plan awards vest as follows: (a) 128,571 will vest on February 7, 2014 due to satisfaction of performance objectives; (b) 64,914 will vest on February 16, 2105 due to satisfaction of performance objectives; (c) 66,578 are eligible for vesting on February 16, 2015 if performance criteria are met; and (d) 34,953 were forfeited in February 2013 due to performance objectives not being met.

(6) Mr. Wetzel's restricted equity incentive plan awards vest as follows: (a) 20,239 are eligible to become vested if Mr. Wetzel renders consulting services; (b) 19,734 vested due to satisfaction of performance objectives; and (c) 10,626 were forfeited in February 2013 due to performance objectives not being met.

(7) Mr. Fink's restricted equity incentive plan awards vest as follows: (a) 7,715 will vest on February 7, 2014 due to satisfaction of performance objectives; (b) 33,289 will vest on February 16, 2015 due to satisfaction of performance objectives; and (c) 19,973 are eligible for vesting on February 16, 2015 upon approval achievement of performance objectives.

(8) Upon her termination of employment on February 1, 2013, Ms. Squier became vested in a pro-rated number of equity incentive plan awards to reflect 12 months vesting since the date of grant based on approved achievement of performance objectives, or 4,328 awards.

(9) Mr. Ferguson's restricted equity incentive plan awards vest as follows: (a) 24,375 will vest on February 7, 2014 due to satisfaction of performance objectives; (b) 10,646 will vest on February 16, 2015 due to satisfaction of performance objectives; (c) 10,919 are eligible for vesting on February 16, 2015 if performance criteria are met; and (d) 5,732 were forfeited in February 2013 due to performance objectives not being met.

Option Exercises and Stock Vested

The following table presents information concerning the exercise of stock options and the vesting of restricted stock units for the Named Executive Officers during the year ended December 31, 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Rolla P. Huff	—	$—	42,858	$336,864
Joseph M. Wetzel	—	—	90,000	602,400
Brian P. Fink	—	—	12,572	98,816
Mae H. Squier	—	—	12,667	91,202
Bradley A. Ferguson	—	—	28,125	202,063
Cardi M. Prinzi	—	—	46,614	339,708

(1) The value realized on vesting for stock awards represents the number of shares acquired on vesting multiplied by the closing price of our Common Stock on the vesting date.

Agreements with our Chief Executive Officer and President and our Former President and Chief Operating Officer

Chief Executive Officer and President. Our employment agreement with Mr. Huff (which was most recently amended and restated on October 19, 2011) had an initial term which expired on December 31, 2012 and may be terminated on 90 days notice prior to the end of a term. If not terminated prior to the end of a term, the employment agreement renews for an additional year. However, upon a "change in control," the term automatically extends until 24 months following the change in control. Our providing a notice of nonrenewal would permit Mr. Huff to terminate the employment agreement for "good reason." The employment agreement also incorporates into one document all benefits that Mr. Huff would receive upon termination of employment, including upon a change in control, and, as a result, Mr. Huff no longer participates in our CIC Plan. The employment agreement provides for a minimum annual base salary of $825,000 per year and a target bonus opportunity of 100% of his eligible earnings, which will be paid if the bonus criteria, as set by the Leadership and Compensation Committee, for the applicable annual period, are met.

In addition, if Mr. Huff is terminated for any reason other than for "cause" (as defined in the employment agreement), or Mr. Huff terminates his employment for "good reason" (as defined in the employment agreement), Mr. Huff will receive an amount equal to (i) 200% of the sum of his base salary and his target bonus payment for the year in which the termination occurs less (ii) the amount of his non-compete payment (which is the sum of his base salary and annual target bonus for the year in which the termination of employment occurs). This amount would be payable in a lump sum. Mr. Huff also would receive the non-compete payment. The employment agreement also contains provisions for the treatment of outstanding equity awards that are substantially similar to the provisions in the CIC Plan described below. The employment agreement provides that our no longer being a reporting company with the SEC as a result of a "non-public change in control event" (as defined in the employment agreement) would be deemed to result in a significant diminution of Mr. Huff's position, authority, duties or responsibilities with respect to his ability to terminate his employment for "good reason." If Mr. Huff terminates employment on death or a total disability (as defined in the employment agreement), he will receive an amount equal to his base salary in a lump sum and his target bonus payment for the year in which he dies or is disabled in accordance with the bonus plan.

The employment agreement restricts Mr. Huff from competing, directly or indirectly, with us or soliciting certain of our employees and officers during the term of the employment agreement and for a period of 18 months following his termination of employment.

Former President and Chief Operating Officer. In connection with the departure of our former President and Chief Operating Officer Joseph M. Wetzel effective December 31, 2012, we entered into an agreement with him setting forth the terms of his departure, which are consistent with his former employment agreement (which was most recently amended and restated October 19, 2011). Upon his departure Mr. Wetzel received the following benefits: (i) a severance payment equal to $736,021, (ii) a non-compete payment equal to $588,869, (iii) participation in the 2012 short term bonus plan, (iv) COBRA benefits of $16,300 and (v) equity award accelerated vesting. In addition, the agreement sets forth the terms of a consulting agreement with us that provides Mr. Wetzel will make himself available to perform consulting services through September 30, 2013. We have agreed to pay the following monthly retainer with respect to the projected hours of consulting service:

Quarter	Monthly Retainer	Projected Quarterly Hours of Service
January 1, 2013 – March 31, 2013	$20,000	96
April 1, 2013 – June 30, 2013	$10,000	50
July 1, 2013 – September 30, 2013	$ 5,000	25

Mr. Wetzel will receive $500 for each hour of service provided above the projected hours set forth above. The agreement also contains standard non-competition and non-recruitment covenants and provides for a general release.

Potential Payments upon Termination or Change in Control

Change-In-Control Payments

Our CIC Plan provides change in control protection as described below.

The CIC Plan contains two different benefit categories based on the employee's position with EarthLink, one for our executive officers and one for other plan participants. All of our executive officers participate in the CIC Plan other than Mr. Huff who receives change in control benefits under his employment agreement as described above in "Agreements with our Chief Executive Officer and President and our Former President and Chief Operating Officer."

If at any time within 24 months after a Change in Control occurs, (i) the employment of an executive officer is terminated by EarthLink for any reason other than Cause (as defined in the CIC Plan), disability or death or (ii) an executive officer voluntarily terminates his employment for Good Reason (as defined in the CIC Plan), the executive officer is entitled to receive the following benefits: (a) a lump sum payment equal to 150% of the sum of the executive officer's salary plus bonus target less the amount of a non-compete payment (which is 66⅔% of the sum of the executive officer's base salary and annual target bonus); (b) the non-compete payment and (c) payment of all amounts payable with respect to the executive officer's elected COBRA coverage (including for spouse and dependents) for 18 months from termination.

The CIC Plan also provides for equity award accelerated vesting benefits. If an executive officer's stock options are assumed or continued after a Change in Control, all outstanding stock options granted on or before the Change in Control will vest and be exercisable in full, if not already fully vested, on termination of the employee's employment for any reason after the Change in Control occurs; however, if his or her stock options are not assumed or continued after the Change in Control, all outstanding stock options will vest and be exercisable in full contemporaneously with the Change in Control, if not already fully vested. If an executive officer's restricted stock units are assumed or continued after a Change in Control, generally all outstanding restricted stock units granted on or before the Change in Control will vest and be earned and payable in full, if not already fully vested, on termination of the employee's employment for any reason after the Change in Control occurs; however, if his or her restricted stock units are not assumed or continued after the Change in Control, generally all outstanding restricted stock units will vest and be earned and payable in full contemporaneously with the Change in Control, if not already fully vested.

We have the right to amend the CIC Plan from time to time and may terminate it at any time; provided, however, that for a certain period of time before a Change in Control (as described in the CIC Plan) or after a Change in Control in EarthLink occurs, (i) no amendment may be made that diminishes any employee's rights following such Change in Control and (ii) the CIC Plan may not be terminated.

For purposes of the CIC Plan, "Change in Control" generally means a transaction pursuant to which any person acquires more than 50% of the voting power of EarthLink or any merger, reorganization or similar event where the owners of the voting stock of EarthLink before the event do not own voting stock representing at least 50% of the voting power of EarthLink or our successor after the event.

Based upon a hypothetical Change in Control and subsequent termination date of December 31, 2012, the benefits for Mr. Huff under his employment agreement and our other Named Executive Officers under the CIC Plan at such date and who are currently employed by us would be as follows:

Name	Severance	Non-Compete	Stock Options(1)	Restricted Stock Units(2)	COBRA Coverage	Pro-Rata Bonus(3)	Total
Rolla P. Huff	$1,650,000	$1,650,000	$—	$2,459,516	$12,770	$825,000	$6,597,286
Brian P. Fink	510,000	362,685	—	556,335	19,220	204,000	1,652,240
Bradley A. Ferguson	492,000	349,884	—	438,776	19,134	196,800	1,496,594

(1) The amount of benefit for stock options represents the number of in-the-money options outstanding multiplied by the difference between the exercise price and the closing price per share of our Common Stock on December 31, 2012, or $6.46 per share. As of December 31, 2012, there were no such options outstanding for our Named Executive Officers.

(2) The amount of benefit for restricted stock units represents the number of outstanding restricted stock units multiplied by the closing price of our Common Stock on December 31, 2012, or $6.46 per share.

(3) The bonus amounts represent the aggregate target bonus under the 2012 Annual Bonus Plan.

Severance Plan

We have a Severance Plan which provides for graduated levels of severance for our executive officers and other employee levels. Eligible executive officers are entitled to the following severance pay and benefits under our Severance Plan: (i) 12 months base salary paid in lump sum, (ii) an amount equal to 12 months of the employer portion of any premium (and the COBRA administrative fee) for coverage of those employees participating in our medical, dental and vision plans, (iii) 12 months, or up to $20,000, of executive-level outplacement services and (iv) for employees given notice that their positions are being eliminated after the first quarter of any calendar year, the pro-rata bonus, if any, otherwise payable under our executive bonus plans. Payments may be delayed to comply with Section 409A of the Internal Revenue Code of 1986, as amended.

Based upon a hypothetical termination date of December 31, 2012, the benefits for Mr. Huff under his employment agreement and our other Named Executive Officers under the Severance Plan at such date and currently employed by us would be as follows:

Name	Severance	Non-Compete	Restricted Stock Units(1)	COBRA Coverage	Pro-Rata Bonus(2)	Outplacement Services	Total
Rolla P. Huff	$1,650,000	$1,650,000	$2,459,516	$12,770	$825,000	$ —	$6,597,286
Brian P. Fink	340,000	—	—	12,813	204,000	20,000	576,813
Bradley A. Ferguson	328,000	—	—	12,756	196,800	20,000	557,556

(1) The amount of benefit for restricted stock units represents the number of outstanding restricted stock units multiplied by the closing price of our Common Stock on December 31, 2012, or $6.46 per share.

(2) The bonus amounts represent the aggregate target bonus under the 2012 Annual Bonus Plans.

With a termination date of December 31, 2012, the benefits for Mr. Wetzel under his employment agreement totaled $2,144,449 and consisted of the following: severance—$736,021; non-compete payment—$588,869; bonus—$318,759; employer portion of benefit plans—$16,300; and accelerated equity vesting—$484,500. Additionally, unvested restricted stock units and stock options continue to vest in accordance with the terms of Mr. Wetzel's separation agreement.

With a termination date of February 1, 2013, the benefits for Ms. Squier under the Severance Plan totaled $613,544 and consisted of the following: severance—$350,000; bonus—$162,088; employee portion of benefit plan—$8,215; outplacement services—$20,000; and accelerated equity vesting—$73,241.

With a termination date of September 7, 2012, the benefits for Mr. Prinzi under the Severance Plan totaled $548,971 and consisted of the following: severance—$300,000; bonus—$101,029; employee portion of benefit plan—$13,274; outplacement services—$20,000; and accelerated equity vesting—$114,668.

PROPOSAL 2

NON-BINDING ADVISORY RESOLUTION TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The compensation of our named executive officers is described in the Compensation Discussion and Analysis, the compensation tables and the accompany narrative on pages 24 to 36 of this Proxy Statement.

Our primary goals with respect to executive compensation have been to offer competitive compensation to attract and retain the most talented executives, to tie annual cash incentives to achievement of performance objectives that tie directly to our strategic and operational goals, and to align executives' interests with long-term stockholder value creation. To achieve these goals, we have used a "Total Rewards" approach establishing a compensation package of separate, but integrated components, including: base salary, short-term annual cash incentives, long-term incentive compensation, retention incentives and health and welfare benefits. The Leadership and Compensation Committee of the Board of Directors generally takes into account our business strategy, internal consistency, external market competitiveness in light of general economic trends and individual and business performance.

While maintaining our guiding philosophy of competitive and affordable Total Rewards, our compensation decisions in 2012 continued to align our compensation practices both with our new focus on being a leading communications and IT services company as well as with our position in the highly competitive Internet access industry. The Leadership and Compensation Committee of the Board of Directors, or the Committee, designed the compensation programs for 2012 both to retain the key talent necessary to drive our performance as well as to recruit new talent consistent with our new business focus. The Committee intends for the compensation programs to provide appropriate incentives while maintaining accountability to stockholders.

As detailed in the Compensation Discussion and Analysis, based on its review of the total compensation of our named executive officers for fiscal year 2012, the Leadership and Compensation Committee believes total compensation for each of the Named Executive Officers, both on a targeted and actual basis, was reasonable and within the range of compensation offered by comparison companies and reflects our solid financial performance in 2012 as well as our significant progress in transforming our company into an IT services provider. The Leadership and Compensation Committee also believes the 2012 compensation design was effective in driving performance by generating meaningful rewards for achieving business objectives that our Board of Directors believes will lead to future overall shareholder value creation and by limiting the compensation paid if performance objectives were not fully achieved in established time periods.

The Compensation Discussion and Analysis section of this Proxy Statement and the accompanying tables and narrative provide a comprehensive review of our named executive officer compensation objectives, program and rationale. We urge you to read this disclosure before voting on this proposal.

For the reasons stated above, we are requesting your non-binding approval of the following resolution:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of our named executive officers, as disclosed in the Proxy Statement for the 2013 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2012 Summary Compensation Table and the other related tables and accompanying narrative set forth on pages 24 to 36 of the Proxy Statement."

Your vote on this proposal will be non-binding on us and the Board, and it will not be construed as overruling a decision by us or the Board. Your vote will not create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for us or the Board. However, the Leadership and Compensation Committee values the opinions that our stockholders express in their votes and will consider the outcome of the vote when making future executive compensation decisions as it deems appropriate.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE NON-BINDING ADVISORY RESOLUTION APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

PROPOSAL 3

AMENDMENT OF OUR THIRD RESTATED CERTIFICATE OF INCORPORATION

After careful consideration, in February 2013 our Board of Directors voted unanimously to approve, and to recommend to our stockholders that they approve, an amendment to our Certificate of Incorporation in connection with the revision of our Bylaws' advance notice requirement for shareholder proposals/nominations. Stockholders are voting on the amendment to our Third Restated Certificate of Incorporation. They are not voting on the amendment to our Bylaws which has been approved by our Board of Directors subject to stockholder approval of the Certificate of Incorporation.

Article 5, Section (4) of our Certificate of Incorporation currently incorporates basic advance notice provisions for stockholders seeking to nominate directors for election. These provisions set forth the process that a stockholder must follow in order to nominate a director for election at a stockholder meeting. The proposed amendment will delete these advance notice provisions from the Certificate of Incorporation. Concurrently, we would add an updated version of them to our Bylaws. The revised advance notice provisions for director nominations to be included in our Bylaws will include certain changes that are intended to provide clear and reasonable procedures to nominate directors and full disclosure of the interests of the director nominee and the nominating stockholder.

Summary of Proposed Amendment

The following is a summary of the material changes that will be effected by the proposed amendment to our Certificate of Incorporation:

Advance Notice Provision for Director Nominations	Existing Provision (Included in Article 5, Section (4) of Certificate of Incorporation)	Proposed Amended Provision (To be included in Section 2.11 of the Bylaws)
Deadline to Submit Nominees for Election at an Annual Meeting	90 days in advance of the annual meeting.	At least 60 days but not more than 90 days before the anniversary date of the prior year annual meeting. If the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary, the deadline range will be at least 60 days but not more than 90 days before the actual meeting or, if later, 10 days following the public announcement of the annual meeting date.
Deadline to Submit Nominees for Election at a Special Meeting	Seven days following notice of the special meeting.	At least 60 days but not more than 90 days before the actual meeting or, if later, 10 days following the public announcement of the special meeting.

Advance Notice Provision for Director Nominations	Existing Provision (Included in Article 5, Section (4) of Certificate of Incorporation)	Proposed Amended Provision (To be included in Section 2.11 of the Bylaws)
Disclosure of Information Regarding Potential Nominees	• Name and address • Description of arrangements pursuant to such the nomination is being made • Other information that would be required to be included by a proxy statement • Consent to serve as a director • Completed questionnaire required by EarthLink's bylaws	In addition to the previously required disclosures under the Certificate of Incorporation, the nominee must disclose: • Certain employment and biographical information • Number of shares of EarthLink capital stock held by the nominee EarthLink can also request additional information from the nominee for the purpose of determining his or her independence.
Disclosure of Information Regarding Nominating Stockholders	• Name and address • Representation that the holder is entitled to vote and will appear at the meeting • Description of arrangements pursuant to such the nomination is being made • Other information that would be required to be included by a proxy statement	In addition to the previously required disclosures under the Certificate of Incorporation, the nominating stockholder must disclose: • Certain employment information • Interests in EarthLink's capital stock, including shares held, derivative positions, short interests and rights to dividends and performance related fees • Representation whether such stockholder intends to solicit proxies in support of the nominee The disclosure requirements applicable to the nominating stockholders will also be applicable to any beneficial owner on whose behalf the nomination is proposed to be made and certain "Associated Persons". In addition, the disclosures about the nominating stockholders must be updated as of the record date.

Advance Notice Provision for Director Nominations	Existing Provision (Included in Article 5, Section (4) of Certificate of Incorporation)	Proposed Amended Provision (To be included in Section 2.11 of the Bylaws)
Derivative Disclosure	None.	Required disclosure of certain derivative positions in EarthLink's capital stock held by the nominating stockholder. These derivative positions are generally defined as those which have a value derived in whole or in part from the value of any shares of the capital stock.

Proposed Amendment

Extension of Deadlines to Permit Stockholders Additional Time to Submit Nominees. The amendment provides stockholders additional time to submit nominations by extending certain of the deadlines. The deadline for stockholder nominees at an annual meeting will be at least 60 days and no more than 90 days before the anniversary date of the prior year meeting (as opposed to the current deadline of 90 days). The amendment also provides that if the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary, the deadline range will be at least 60 days and no more than 90 days before the actual meeting or, if later, 10 days following the public announcement of the annual meeting date. The deadline range for stockholder nominees at a special meeting will be at least 60 days and no more than 90 days before the actual meeting or, if later, 10 days following the public announcement of the special meeting date (as opposed to the current deadline of seven days following notice of the meeting).

Disclosure of Additional Information from Potential Director Nominees. In addition to the information about a director nominee required by our current advance notice provisions, the amendment requires disclosure of certain employment and biographical information regarding the director nominee and the number of shares of our capital stock held by the nominee. The amendment also provides that we can request additional information from the nominee for the purpose of determining his or her independence. The proposed nominee will also remain subject to the requirement under our current bylaws to provide a completed questionnaire, representation and agreement providing additional background and qualification information.

Disclosure of Additional Information from Nominating Stockholders. In addition to the information about a nominating stockholder required by our current advance notice provisions, the amendment requires the following disclosures regarding the nominating stockholder: (i) certain employment information, (ii) interests in our capital stock, including shares held, derivative positions, short interests and rights to dividends and performance related fees and (iii) a representation whether such stockholder intends to solicit proxies in support of the nominee. In addition, the amendment requires the disclosures about the nominating stockholder to be updated as of the record date. The disclosure requirements applicable to the nominating stockholder will also be applicable to any beneficial owner on whose behalf the nomination is proposed to be made and certain "Associated Persons."

Disclosure of Derivative Positions. As mentioned above, the amendment requires disclosure of certain derivative positions in our capital stock held by the nominating stockholder and the beneficial owner, if any, on whose behalf the nomination is proposed to be made. These derivative positions are generally defined as those which have a value derived in whole or in part from the value of any shares of our capital stock.

The advance notice provisions that are currently found in Article 5, Section (4) of our Certificate of Incorporation must be amended to effect the changes proposed above. We are proposing to delete Article 5, Section (4) of our Certificate of Incorporation and instead include updated advance notice provisions for director nominations in our Bylaws. The text of the revised Article 5, Section (4), marked to show the proposed deletion, is attached as ***Annex B*** to this Proxy Statement. If approved by our stockholders, the amendment to our Certificate of Incorporation will become effective upon the filing of a certificate of amendment with the Secretary of State of Delaware. Our Board of Directors has adopted amended Bylaws which include the revised advance notice provisions for director nominations and which will be effective upon the effectiveness of the proposed amendment to our Certificate of Incorporation. The updated advance notice provisions for director nominations will be included as a new Section 2.11 of our Bylaws. The text of the revised Article II of our Bylaws (which includes Section 2.11), marked to show the proposed deletions and insertions, is attached as ***Annex C*** to this Proxy Statement. Once these advance notice provisions are moved to the Bylaws, they will no longer be subject to stockholder approval and our Board of Directors would be permitted to make future changes without the approval of our stockholders.

Other Bylaw Amendments. Following the 2013 Annual Meeting, our Board of Directors also expects to amend our Bylaws to provide substantially similar revisions to the advance notice provisions for stockholder proposals of business other than the nomination of directors. These changes are reflected in Section 2.9 of the Bylaws included in ***Annex C*** to this Proxy Statement. However, these changes to the advance notice provisions for stockholder proposals of other business to be included in Section 2.9 of the Bylaws are not expected to be contingent on the approval of the proposed amendment to the Certificate of Incorporation by the stockholders.

Rationale for Amendment

Our Board of Directors believes that detailed and clearly stated advance notice requirements are beneficial to both our stockholders and our Board of Directors in planning for and administering meetings of our stockholders. Following a review by our Corporate Governance and Nominating Committee and our Board of Directors of our governing documents, the committee and the Board of Directors determined that the proposed amendment is in the best interests of the Corporation and our stockholders to ensure our advance notice provisions fully account for the current practices and to allow for enhanced disclosure of the interests of the director nominee and the nominating stockholder.

While the amendment enhances the disclosure requirements of a nominating stockholder, we believe these advance notice requirements will help our stockholders understand and prepare for the process that must be followed for their nominees to be considered at a meeting of stockholders. In addition, the extended deadlines will allow our stockholders to have a greater amount of time to consider nominations they desire to bring before a meeting and to comply with the applicable requirements for submitting such nominees.

While future amendments to the advance notice provisions for director nominations would not be subject to stockholder approval once they are removed from the certificate of incorporation, we believe the inclusion of these provisions in the bylaws is more customary for public companies. In addition, the movement of the advance notice provisions for director nominations to the Bylaws would allow our Board of Directors to respond to future legal developments and drafting trends in a more efficient and cost-effective manner.

The enhanced disclosures will provide both stockholders and our Board of Directors with more information regarding the director nominees and the nominating stockholder, which will allow stockholders to make a more fully informed voting decision and assist our Board of Directors in making a recommendation or statements of its position. For example, it is important for us to determine whether or not a potential nominee is independent because it can be relevant to determining whether we satisfy continued listing requirements on Nasdaq and it affects our ability to form committees of our Board of Directors that comply with SEC and Nasdaq requirements. The enhanced ownership disclosures will provide for disclosure of derivative investment instruments, which are typically otherwise unknown to us and the stockholders. This type of disclosure will enable our stockholders and Board of Directors to better understand the potential motivation of a stockholder in submitting a nomination.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE AMENDMENT OF THE THIRD RESTATED CERTIFICATE OF INCORPORATION.

PROPOSAL 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed the firm of Ernst & Young LLP, independent registered public accounting firm, to audit and report on our financial statements for the year ending December 31, 2013. We have engaged Ernst & Young LLP as our independent registered public accounting firm since July 2000. We expect that a representative of Ernst & Young LLP will be present at the 2013 Annual Meeting of Stockholders to answer questions of stockholders and will have the opportunity, if desired, to make a statement.

In connection with the audits of the 2011 and 2012 financial statements, we entered into engagement agreements with Ernst & Young LLP which set forth the terms by which Ernst & Young LLP will perform audit services for us. Those agreements are subject to alternative dispute resolution procedures.

For the years ended December 31, 2011 and 2012, Ernst & Young LLP billed us the fees set forth below, including expenses, in connection with services rendered by that firm to us.

	Year Ended December 31,	
	2011	2012
Audit fees	$3,525,992	$2,330,484
Audit-related fees	—	—
Tax fees	—	—
All other fees	624,700	2,500
Total	$4,150,692	$2,332,984

Audit fees include fees for services rendered for the audits of our annual financial statements and the reviews of the interim financial statements included in quarterly reports. Audit fees also include fees associated with rendering an opinion on our management report on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes fees for review of documents filed with the SEC. Additionally, audit fees include services rendered for the audit of ITC^DeltaCom, Inc.'s annual financial statements.

All other fees primarily included performing services related to our offering of $300 million of 8.875% Senior Notes in 2011 and an on-line research tool subscription in 2012.

The Audit Committee of the Board of Directors has considered whether the provision of services described above under "Audit-related fees" and "Other fees" is compatible with maintaining the independence of Ernst & Young LLP, and has concluded that it is compatible.

Audit Committee Pre-Approval Policy

The Audit Committee's policy is that all audit and non-audit services provided by its independent registered public accounting firm shall either be approved before the independent registered public accounting firm is engaged for the particular services or shall be rendered pursuant to pre-approval procedures established by the Audit Committee. These services may include audit services and permissible audit-related services, tax services and other services. Pre-approval spending limits for audit services are established on an annual basis, detailed as to the particular service or category of services to be performed and implemented by our financial officers. Pre-approval spending limits for permissible non-audit services are established on a quarterly basis, detailed as to the particular service or category of services to be performed and implemented by our financial officers. Any audit or non-audit service fees that may be incurred by us during a quarter that fall outside the limits pre-approved by the Audit Committee for a particular service or category of services must be reviewed and approved by the Chairperson of the Audit

Committee prior to the performance of services. On a quarterly basis, the Audit Committee reviews and itemizes all fees paid to its independent registered public accounting firm in the prior quarter (including fees approved by the Chairperson of the Audit Committee between regularly scheduled meetings and fees approved by our financial officers pursuant to the pre-approval policies described above) and further reviews and itemizes all fees expected to be paid in the upcoming quarter. The Audit Committee may revise its pre-approval spending limits and policies at any time. None of the fees paid to the independent registered public accounting firm were approved by the Audit Committee after the services were rendered pursuant to the "*de minimis*" exception established by the SEC for the provision of non-audit services.

Stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm is not required but is being presented as a matter of good corporate practice. Notwithstanding stockholder ratification of the appointment of the independent registered public accounting firm, the Audit Committee, in its discretion, may direct the appointment of a new independent registered public accounting firm if the Audit Committee believes that such a change would be in our best interests and the best interests of our stockholders. The Audit Committee has not determined what action it would take if the stockholders do not ratify the appointment, but may reconsider the appointment.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE UNANIMOUSLY RECOMMEND THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2013.

OTHER MATTERS

The Board of Directors knows of no other matters to be brought before the 2013 Annual Meeting of Stockholders. However, if any other matters are properly brought before the 2013 Annual Meeting of Stockholders, including consideration of a motion to adjourn the 2013 Annual Meeting of Stockholders to another time or place (including for the purpose of soliciting additional proxies) the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment.

SOLICITATION OF PROXIES

The cost of the solicitation of proxies on behalf of EarthLink will be borne by us. In addition, our directors, officers and other employees may, without additional compensation except reimbursement for actual expenses, solicit proxies by mail, in person or by telecommunication. We will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending our proxy materials to, and obtaining instructions relating to such materials from, beneficial owners. We have retained McKenzie Partners, Inc. to aid in the solicitation of proxies at a fee of $12,500, plus expenses.

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

In order for proposals of stockholders to be considered for inclusion in the proxy materials for the 2014 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act, such proposals must be received by us at our executive offices at 1375 Peachtree Street, Atlanta, GA 30309, Attention: Corporate Secretary, on or prior to November 11, 2013.

Stockholders may bring director nominations or other business before the annual meeting only in accordance with the provisions of our certificate of incorporation and bylaws, which currently require, among other things, that notice be given to us no later than 90 days prior to the meeting. The 2014 Annual Meeting of Stockholders is scheduled for April 22, 2014. However, as described in Proposal 3, our Board of Directors has amended the advance notice provisions of our bylaws to be effective following the 2013 Annual Meeting of Stockholders subject, with respect to director nominations, to stockholder approval of the amendment to our certificate of incorporation described in this proxy statement. The proposed amended bylaws would require that notice of other business to be brought before the annual meeting be given to us no later than 60 days, and no earlier than 90 days, prior to the first anniversary of the prior year's annual meeting. If the amended bylaws are adopted, we will file such amended bylaws with the Securities and Exchange Commission and include such amended bylaws on our website at *www.earthlink.net*. Management may use its discretionary authority to vote against any such proposals. For information regarding the requirement for submitting recommendations for director nominees, see "Corporate Governance Matters—Identifying and Evaluating Nominees" on pages 8 to 9 of this Proxy Statement.

ANNUAL REPORT ON FORM 10-K

We will provide without charge to each stockholder, on the written request of any such person, a copy of our Annual Report on Form 10-K for the year ended December 31, 2012. Requests should be directed to EarthLink, Inc., 1375 Peachtree Street, Atlanta, Georgia 30309, Attention: Investor Relations. Our Annual Report on Form 10-K also may be accessed through our website at *www.earthlink.net*. A list of exhibits to the Annual Report on Form 10-K will be included in the copy of the Annual Report on Form 10-K. Any of the exhibits may be obtained at the SEC's website, *www.sec.gov*, or by written request to the above address.

BENEFICIAL OWNERS

Unless we have received contrary instructions, we may send a single copy of our proxy materials to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as "householding," reduces the volume of duplicate information received at your household and helps to reduce our expenses.

If you would like to receive your own set of our annual disclosure documents this year or in future years, follow the instructions described below. Similarly, if you share an address with another stockholder and together both of you would like to receive only a single set of our annual disclosure documents, follow these instructions.

If your shares are registered in your own name, please contact us at our executive offices at 1375 Peachtree Street, Atlanta, Georgia 30309, Attention: Investor Relations, to inform us of your request. If a bank, broker or other nominee holds your shares, please contact your bank, broker or other nominee directly.

By order of the Board of Directors,



Rolla P. Huff
Chairman of the Board, Chief Executive Officer and President

Atlanta, Georgia
March 11, 2013

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP Financial Measures

In addition to our financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), management uses certain "non-GAAP financial measures" within the meaning of the SEC Regulation G, to clarify and enhance understanding of past performance and prospects for the future. Generally, a non-GAAP financial measure is a numerical measure of a company's operating performance, financial position or cash flows that excludes or includes amounts that are included in or excluded from the most directly comparable measure calculated and presented in accordance with GAAP. Set forth below is a discussion of the presentation and use of Adjusted EBITDA and Unlevered Free Cash Flow, the non-GAAP financial measures used by management.

Adjusted EBITDA is defined as net income before interest expense and other, net, income tax provision (benefit), depreciation and amortization, stock-based compensation, impairment of goodwill and intangible assets, and restructuring, acquisition and integration-related costs. Unlevered Free Cash Flow is defined as net income before interest expense and other, net, income tax provision (benefit), depreciation and amortization, stock-based compensation, impairment of goodwill and intangible assets, and restructuring, acquisition and integration-related costs, less cash used for purchases of property and equipment.

These non-GAAP financial measures are commonly used in the industry and are presented because management believes they provide relevant and useful information to investors. Management uses these non-GAAP financial measures to evaluate the performance of its business. Management also uses Unlevered Free Cash Flow to assess its ability to fund capital expenditures, fund growth and service debt. Management believes that excluding the effects of certain non-cash and non-operating items enables investors to better understand and analyze the current period's results and provides a better measure of comparability.

There are limitations to using these non-GAAP financial measures. Adjusted EBITDA and Unlevered Free Cash Flow are not indicative of cash provided or used by operating activities and may differ from comparable information provided by other companies. Adjusted EBITDA and Unlevered Free Cash Flow should not be considered in isolation, as an alternative to, or more meaningful than measures of financial performance determined in accordance with U.S. GAAP.

The following table presents a reconciliation of Adjusted EBITDA to the most closely related financial measure reported under GAAP for the year ended December 31, 2012:

	Year Ended December 31, 2012 (in thousands)
Net income	$ 7,520
Interest expense and other, net	63,416
Income tax benefit	(2,931)
Depreciation and amortization	183,304
Stock-based compensation expense	10,462
Restructuring, acquisition and integration-related costs	18,244
Adjusted EBITDA	$280,015

The following table presents a reconciliation of Unlevered Free Cash Flow to the most closely related financial measure reported under GAAP for the year ended December 31, 2012:

	Year Ended December 31, 2012 (in thousands)
Net income	$ 7,520
Interest expense and other, net	63,416
Income tax benefit	(2,931)
Depreciation and amortization	183,304
Stock-based compensation expense	10,462
Restructuring, acquisition and integration-related costs	18,244
Purchases of property and equipment	(147,360)
Unlevered Free Cash Flow	$ 132,655

The following table presents a reconciliation of Unlevered Free Cash Flow, as a liquidity measure, to net cash provided by operating activities for the year ended December 31, 2012:

	Year Ended December 31, 2012 (in thousands)
Net cash provided by operating activities	$ 191,055
Income tax benefit	(2,931)
Non-cash income taxes	1,707
Interest expense and other, net	63,416
Amortization of debt discount, premium and issuance costs	1,945
Restructuring, acquisition and integration-related costs	18,244
Changes in operating assets and liabilities	6,469
Purchases of property and equipment	(147,360)
Other, net	110
Unlevered Free Cash Flow	$ 132,655
Net cash used in investing activities	$(163,836)
Net cash used in financing activities	$ (81,381)

PROPOSED AMENDMENT TO THIRD CERTIFICATE OF INCORPORATION

**CERTIFICATE OF AMENDMENT
TO THE
THIRD RESTATED
CERTIFICATE OF INCORPORATION**

OF

EARTHLINK, INC.

EarthLink, Inc. (the "Corporation"), a corporation duly organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name under which the Corporation was originally incorporated was WWW Holdings, Inc.

2. The original Certificate of Incorporation was filed with the Secretary of State of Delaware on September 21, 1999.

3. This Certificate of Amendment was duly adopted by the Board of Directors of the Corporation (the "Board") in accordance with Section 242 of the Delaware General Corporation Law (the "DGCL").

4. Article 5 of the Third Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

ARTICLE 5. BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed by, or under the direction of, a Board of Directors comprised as follows:

(1) The initial number of directors shall be thirteen (13) and thereafter the number of directors of the Corporation shall be not less than two (2) and not more than seventeen (17), the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the Board of Directors or by the affirmative vote of the holders of at least a majority of all outstanding shares entitled to be voted in the election of directors, voting together as a single class.

(2) The members of the Board of Directors shall be elected at each annual meeting of stockholders for a term expiring at the next succeeding annual meeting of stockholders, and in all cases as to each director until his or her successor shall be elected and shall qualify, or until his or her earlier resignation, removal from office, death or incapacity.

(3) Except as set forth below with respect to vacancies and newly created directorships, directors shall be elected as provided in the Bylaws of the Corporation. The directors of the Corporation shall not be required to be elected by written ballots.

(4) Any vacancy on the Board of Directors that results from an increase in the number of directors, from the prior death, resignation, retirement, disqualification or removal from office of a director, or otherwise shall be filled by a majority of the Board of Directors then in office, though less than a quorum, or by the sole remaining director, or by the stockholders of the Corporation if the Board of Directors has not filled the vacancy and each director so chosen shall hold office for a term expiring at the next succeeding annual meeting of stockholders and until his or her successor shall be elected and shall qualify, or until his or her earlier resignation, removal from office, death or incapacity.

(5) At any meeting of stockholders with respect to which notice of such purpose has been given, the entire Board of Directors or any individual director may be removed, with or without cause, by the

affirmative vote of the holders of a majority of all outstanding shares entitled to be voted at an election of directors, except that if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

(6) Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an Annual or Special Meeting of Stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Third Restated Certificate of Incorporation or the resolutions of the Board of Directors creating such class or series, as the case may be, applicable thereto.

The invalidity or unenforceability of this Article 5 or any portion hereof, or of any action taken pursuant to this Article 5, shall not affect the validity or enforceability of any other provision of this Third Restated Certificate of Incorporation, any action taken pursuant to such other provision, or any action taken pursuant to this Article 5.

PROPOSED AMENDMENT TO AMENDED AND RESTATED BYLAWS

ARTICLE II
STOCKHOLDERS' MEETINGS

2.1 *Places of Meetings.* All meetings of stockholders shall be held at such place or places in or outside of the State of Delaware as the Board of Directors may from time to time determine or as may be designated in the notice of meeting or waiver of notice thereof.

2.2 *Annual Meetings.* The annual meeting of stockholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held on the first Tuesday in May or such other date within five (5) months after the end of each fiscal year of the Corporation and at such time as may be designated from time to time by the Board of Directors. If the annual meeting is not held as specified in the preceding sentence, it may be held as soon thereafter as convenient and shall be called the annual meeting. Unless otherwise provided by law, the Corporation's certification of incorporation (as amended or restated from time to time, the "Certificate of Incorporation") or these Bylaws, written notice of the time and place of the annual meeting shall be given by mail to each stockholder entitled to vote thereat at the address of such stockholder as it appears on the records of the Corporation, or by electronic transmission as provided in Section 2.8 of these Bylaws, not less than ten (10) nor more than sixty (60) days prior to the scheduled date thereof, unless such notice is waived as provided in Article IX of these Bylaws.

2.3 *Special Meetings.* Special meetings of stockholders may be called at any time by the Chairman of the Board of Directors or a majority of the Board of Directors. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, written notice of the time, place and specific purposes of such meeting shall be given by mail to each stockholder entitled to vote thereat at the address of such stockholder as it appears on the records of the Corporation, or by electronic transmission as provided in Section 2.8 of these Bylaws, not less than ten (10) nor more than sixty (60) days prior to the scheduled date thereof, unless such notice is waived as provided in Article IX of these Bylaws.

2.4 *Voting.* At all meetings of stockholders, each stockholder entitled to vote on the record date, as determined under Article VI, Section 6.3 of these Bylaws or, if not so determined, as prescribed under the General Corporation Law of the State of Delaware (as amended from time to time, the "DGCL"), shall be entitled to one vote for each share of stock standing of record in the name of such stockholder, subject to any restrictions or qualifications set forth in the Certificate of Incorporation.

2.5 *Quorum.* At any meeting of stockholders, a majority of the number of shares of stock outstanding and entitled to vote thereat (or a majority of the number of shares of stock entitled to vote as a class or series) present in person or by proxy, shall constitute a quorum for the transaction of business, but a smaller interest may adjourn any meeting from time to time, and the meeting may be held as adjourned without further notice, subject to such limitations as may be imposed under the DGCL, and *provided* further that once a quorum is established at a meeting as set forth hereunder, the quorum may not otherwise be eliminated during such meeting. When a quorum is present at any meeting, a majority of the number of shares of stock entitled to vote present thereat shall decide any question brought before such meeting unless the question is one upon which a different vote is required by the DGCL, the Certificate of Incorporation or these Bylaws, in which case such express provision shall govern.

2.6 *List of Stockholders.* At least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary or the transfer agent in charge of the stock ledger of the Corporation. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. The list shall also be open to examination at the meeting as required by applicable law. The stock ledger shall represent conclusive evidence as to who are the stockholders entitled to examine such list or the books of the Corporation or to vote in person or by proxy at such meeting.

2.7 *Action Without Meeting.* Unless otherwise restricted by the Certificate of Incorporation, action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may, subject to compliance with the provisions of Section 6.4 of these Bylaws, be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Prompt notice of the taking of any such corporation action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

2.8 *Notice by Electronic Transmission.* Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the Certificate of Incorporation or these Bylaws, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if:

(i) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation in accordance with such consent; and

(ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent of the Corporation, or other person responsible for the giving of notice;

provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent of the Corporation, or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.9 *Business Considered by Stockholders at Annual Meetings.* The proposal of business to be considered by stockholders may be made at an annual meeting of stockholders by the Board of Directors or a committee appointed by the Board of Directors, or by any stockholder ~~of record~~ who (x) is entitled to vote generally at such meeting and (y) is a stockholder of record at the time of giving of notice provided for in this Section 2.9 and at the time of the annual meeting; provided, however, that any ~~stockholder of record entitled to vote generally at such meeting~~ such stockholder may bring such proposed business before all the stockholders for consideration at the annual meeting only if such proposed business constitutes a proper matter for stockholder action, and if written notice in proper form of such stockholder's intent to bring such proposed business before all the stockholders for consideration at the annual meeting has been given, either by personal delivery or by the United States mail, postage prepaid, to the Secretary of the Corporation not ~~later than ninety (90) days in advance of the annual meeting of stockholders. Each such notice shall set forth:~~ earlier than the close of business on the 90th and not later than the close of business on the 60th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder in order to be timely must be delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the 60th day prior to such annual meeting or, if later, the close of business on the 10th day following the day on which public announcement of such annual meeting was made. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above.

~~(i) the name and address of the stockholder of record who intends to bring such proposed business before all the stockholders for consideration at the annual meeting;~~

~~(ii) a representation that the stockholder is a holder of record of shares of the Corporation entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to bring such proposed business before all the stockholders for consideration;~~

~~(iii) a brief description of the proposed business to be brought before all the stockholders for consideration at the annual meeting;~~

~~(iv) the text of the proposed business to be brought before all the stockholders for consideration at the annual meeting (including but not limited to the text of any resolutions to be brought before all the stockholders for consideration at the annual meeting, or the language of any proposed amendments to the Bylaws of the Corporation);~~

~~(v) a description of any material interest that the stockholder of record has in the proposed business being brought before all the stockholders for consideration at the annual meeting; and~~

~~(vi) a brief statement of the reason or reasons why such stockholder of record intends to bring such proposed business before all the stockholders for consideration at the annual meeting.~~

~~The Chairman of the meeting may refuse to allow both consideration of such proposed business and/or a stockholder vote on such proposed business if it was not brought in compliance with the foregoing procedure.~~

~~The foregoing notice requirements shall be deemed satisfied by a stockholder of record if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended, and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting~~

To be in proper form, each such written notice must set forth must set forth as to each matter such stockholder proposes to bring before the annual meeting: (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the business is proposed to be brought (i) the name and address of such stockholder, as they appear on the Corporation's books, of such beneficial owner, if any, and of each Associated Person (as defined below) referred to in clause (iii), (ii) the employer and principal occupation of such stockholder, of such beneficial owner, if any, and of each Associated Person referred to in clause (iii), (iii) (A) the class or series and number of shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially, or of record, by such stockholder, by such beneficial owner, if any, or by any Associated Person of such stockholder or beneficial owner, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of capital stock of the Corporation or with a value derived in whole or in part from the value of any shares of capital stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of capital stock the Corporation (each of the foregoing, a "Derivative Instrument"), in each case that is, directly or indirectly, owned beneficially by such stockholder, by such beneficial owner, if any, or by any Associated Person of such Stockholder or beneficial owner, (C) any short interest in any shares of capital stock of the Corporation held by such stockholder, by such beneficial owner, if any, or any Associated Person of such stockholder or beneficial owner (for purposes of this Section 2.9 a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (D) any rights to dividends on the shares of capital stock of the Corporation owned beneficially by such stockholder, by such beneficial owner, if any, or by any Associated Person of such stockholder or beneficial owner, in each case that are separated or separable from the underlying shares of capital stock of the Corporation, (E) any proportionate interest in shares of capital stock of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company in which such stockholder, such beneficial owner if any, or any Associated Person of such stockholder or beneficial owner is a general partner or manager or, directly or indirectly, beneficially owns an interest, and (F) any performance related fees (other than an asset-based fee) that such stockholder, such beneficial owner, if any, or any Associated Person of such stockholder or beneficial owner is entitled to based on any increase or decrease in the value of shares of capital stock of the Corporation or Derivative Instruments, (iv) a description of all arrangements or understandings between such stockholder, beneficial owner, if any, or any Associated Person of such stockholder or beneficial owner, on the one hand, and any person or persons (including their names), on the other hand, in connection with the proposal of such business by such stockholder and any material interest of such stockholder, beneficial owner or any Associated Person of such stockholder or beneficial owner in such business, (v) a representation that such stockholder intends to appear in person or by proxy at the meeting to bring such business before the meeting, (vi) a representation whether such stockholder intends to deliver a proxy statement and/or form of proxy to the Corporation's stockholders and/or otherwise to solicit proxies from stockholder in support of such business and (vii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for such business in a contested solicitation pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). Any such notice shall be supplemented to disclose the information referred to in clause (b) as of the record date and such supplement shall be delivered not later than five (5) business days after the record date.

Except for proposals properly made in accordance with Rule 14a-8 under the Exchange Act and included in the notice of meeting given by or at the direction of the Board of Directors, this Section 2.9 shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders; provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.9 shall be deemed to preclude discussion by any stockholder of any such business. In the event that a stockholder attempts to bring business before a meeting without complying with the procedures set forth in this Section 2.9, such business shall not be transacted at such meeting. The Chairman of the Board of Directors shall have the power and the duty to determine whether any proposal to bring business before the meeting was made in accordance with the procedures set forth in this Section 2.9 and, if any business is not proposed in compliance with Section 2.9, to declare that such defective proposal shall be disregarded and that no action shall be taken on such proposed business.

For purposes of these Bylaws, an "Associated Person" of any stockholder or beneficial owner means (i) any affiliate or person acting in concert with such stockholder or beneficial owner and (ii) each director, officer, employee, general partner, manager of such stockholder or beneficial owner or any such affiliate or person with which such stockholder or beneficial owner is acting in concert.

2.10 *Business Considered by Stockholders at Special Meetings.* The only business conducted at a special meeting of stockholders shall be that business brought before the meeting pursuant to the Corporation's notice of meeting given in accordance with these Bylaws.

2.11 *Notice of Nominations for Election to the Board of Directors.* Nominations for the election of directors may be made by the Board of Directors or a committee appointed by the Board of Directors, or by any stockholder who (x) is entitled to vote generally in the election of directors and (y) is a stockholder of record at the time of giving of notice provided for in this Section 2.11 and at the time of the applicable meeting; provided, however, that any such stockholder may nominate one or more persons for election as directors at a meeting only if written notice in proper form of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by the United States mail, postage prepaid, to the Secretary of the Corporation (i) with respect to any election to be held at an annual meeting of stockholders, not earlier than the close of business on the 90th and not later than the close of business on the 60th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder in order to be timely must be delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the 60th day prior to such annual meeting or, if later, the close of business on the 10th day following the day on which public announcement of such annual meeting was made and (ii) with respect to any election for directors to be held at a special meeting of stockholders, not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the 60th day prior to such special meeting or, if later, the close of business on the 10th day following the day on which public announcement of such special meeting was made. In no event shall any adjournment or postponement of an annual or special meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above.

To be in proper form, each such written notice must set forth: (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the employer and principal occupation of the person, (iii) a biographical profile of the person, including educational background and business and professional experience, (iv) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person, (v) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election (even if an election contest is not involved) pursuant to Section 14 of the Exchange Act, and (vi) the completed and signed questionnaire and written representation and agreement required by Section 2.13 of these Bylaws; and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is proposed to be made (i) the name and address of such stockholder, as they appear on the Corporation's books, of such beneficial owner, if any, and of each Associated Person (as defined below) referred to in clause (iii), (ii) the employer and principal occupation of such stockholder, of such beneficial owner, if any, and of each Associated Person referred to in clause (iii), (iii) (A) the class or series and number of shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially, or of record, by such stockholder, by such beneficial owner, if any, or by any Associated Person of such stockholder or beneficial owner, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of capital stock of the Corporation or with a value derived in whole or in part from the value of any shares of capital stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of capital stock the Corporation (each of the foregoing, a "Derivative Instrument"), in each case that is, directly or indirectly, owned beneficially by such stockholder, by such beneficial owner, if any, or by any Associated Person of such stockholder or beneficial owner, (C) any short interest in any shares of capital stock of the Corporation held by such stockholder, by such beneficial owner, if any, or any Associated Person of such stockholder or beneficial owner (for purposes of this Section 2.11 a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (D) any rights to dividends on the shares of capital stock of the Corporation owned beneficially by such stockholder, by such beneficial owner, if any, or by any Associated Person of such stockholder or beneficial owner, in each case that are separated or separable from the underlying shares of capital stock of the Corporation, (E) any proportionate interest in shares of capital stock of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company in which such stockholder, such beneficial owner if any, or any Associated Person of such stockholder or beneficial owner is a general partner or manager or, directly or indirectly, beneficially owns an interest, and (F) any performance related fees (other than an asset-based fee) that such stockholder, such beneficial owner, if any, or any Associated Person of such stockholder or beneficial owner is entitled to based on any increase or decrease in the value of shares of capital stock of the Corporation or Derivative Instruments, (iv) a description of all arrangements or understandings between such stockholder, beneficial owner, if any, or any Associated Person of such stockholder or beneficial owner, on the one hand, and each proposed nominee and any other person or persons (including their names), on the other hand, relating to the Company or any of the shares of its capital stock, including any arrangements or understandings pursuant to which the nomination(s) are to be made by such stockholder or beneficial owner, (v) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons named as nominees in the notice, (vi) a representation whether such stockholder intends to deliver a proxy statement and/or form of proxy to the Corporation's stockholders and/or otherwise to solicit proxies from stockholders in support of the nomination and (vii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election (even if an election contest is not involved) pursuant to Section 14 of the Exchange Act. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected. Any such notice shall be supplemented to disclose the information referred to in clause (b) as of the record date and such supplement shall be delivered not later than five (5) business days after the record date. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.11. The Chairman of the Board of Directors shall have the power and the duty to determine whether any nomination was made in accordance with the procedures set forth in this Section 2.11 and, if any nomination is not made in compliance with Section 2.11, to declare that such defective nomination shall be disregarded and that no action shall be taken on such nomination.

2.12 *Conduct of Meetings.* At any meeting of stockholders, the Chairman of the Board of Directors, or in his or her absence, the President, or if neither such person is available, then a person designated by the Board of Directors, shall preside at and act as Chairman of the meeting. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the Chairman of the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of any annual or special meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the Chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The Chairman of any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such Chairman should so determine, such chairman shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the Chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.123 *Submission of Questionnaire, Representation and Agreement.* To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 2.911) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on which behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) (the "Agreement"), which Agreement (i) shall provide that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as director of the Corporation, with such person's fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (C) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation (copies of which shall be provided by the Secretary upon written request) (subject to any waivers or exemptions granted pursuant to a resolution of the majority of the disinterested members of the Board of Directors) and (ii) if such person is at the time a director or is subsequently elected as a director of the Corporation, shall include such person's irrevocable resignation as a director if such person is found by a court of competent jurisdiction to have breached the Agreement in any material respect.

2012 Annual Report to Stockholders



Dear Fellow EarthLink Shareholders:

As you are aware, in 2010 EarthLink began a significant transformation of our business. As we close the books on 2012, I'm pleased to report that we have made substantial progress on our evolution to a business-focused IT services company.

Starting in late 2010 we began to purchase the fiber assets, business customer relationships and IT services capabilities necessary to reshape our company's future to one of profitable growth and strategic relevancy. The result is a new EarthLink—a leading-edge IT services provider that leverages both our emerging cloud business and our underlying MPLS network to uniquely serve the mid-size business market.

This strategy is starting to show results as EarthLink now has a core business with an improved growth profile. Our revenue trajectory has improved as we've been able to isolate and focus on our growth products—which include IT services, MPLS networks and Hosted Voice—as well as on customers with a high propensity to buy IT services. These businesses are now growing in excess of 20 percent on an annualized basis. In addition, we have a wholesale business which is growing at a single digit rate.

As we've isolated our growth businesses, we've found that the profile of our legacy telecom business is similar in some ways to that of our consumer ISP business. We've combined our organization serving these two businesses to focus on retaining customers through the exceptional customer service for which EarthLink is known. Our churn in these businesses is stable and we are managing these businesses to generate the cash necessary to continue to expand our cloud platform and underlying IP infrastructure to support our growth products.

Over the past several months, we have aggressively invested in our growth products to further accelerate our transformation. In October of 2012, we announced an investment to deploy our next generation cloud hosting platform and the addition of four new data centers. We also announced an investment to expand our core fiber IP network to interconnect our expanded data center footprint and to add next generation optical transport capabilities. By the middle of 2013, we will have eight data centers linked to our nationwide IP network, creating an end-to-end cloud fabric ready to meet the growing demand for highly-secure cloud hosting and IT services.

By providing direct highways between our cloud stacks, we can offer customers real-time data replication on a geographic-dispersed basis. This is a true differentiator; as is our ability to offer high levels of application performance in a virtualized environment. Increasingly, businesses want to virtualize their applications in the cloud, but also expect the applications to perform better and faster.

In addition to data replication and a high level of application performance, EarthLink excels at providing customers with ubiquity and security. We've found this to be very important in the retail industry, in which we have a strong foothold. That's primarily because we can link all their locations, regardless of size, on a private MPLS network, as well as secure their credit card data and online transactions.

While retail is a strong vertical market for us, our sweet spot is any multi-location customer whose business is struggling to keep pace with the speed of technological change and wants to variablize its cost structure by virtualizing its applications and IT support structure. While the macro-economy may not see robust growth in the near future, the cost of technology and data security is continuing to increase. EarthLink has successfully variablized our cost structure to keep pace with our revenue trajectory in our consumer business. We are now leveraging that knowledge to drive additional value in our IT services strategy as we extend those cost benefits to our customers.

This is truly an emerging market opportunity. Many analysts estimate the IT services space to be over a $100 billion marketplace, and all agree it is in the early stages of adoption. EarthLink has the good fortune to be a trusted and known brand name, and in a nascent industry we are finding that to be a strong advantage, and one we are working hard to leverage to take a leading position.

Looking back over the past two years, I'm pleased that our investments have created a platform for growth. We are convinced this is a platform worth continuing to invest in as the market opportunity continues to expand, and a platform from which we can create long-term value for our shareholders. As a fellow shareholder, thank you again for your ongoing support of our strategy and your continued confidence in our company.



Rolla P. Huff
Chairman, Chief Executive Officer and President
EarthLink, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 001-15605

EARTHLINK, INC.

(Exact name of registrant as specified in its charter)

Delaware	**58-2511877**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1375 Peachtree St., Atlanta, Georgia 30309
(Address of principal executive offices) (Zip Code)

(404) 815-0770
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation of S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's outstanding common stock held by non-affiliates of the registrant on June 30, 2012 was $773.6 million. As of February 15, 2013, 102,937,243 shares of common stock, $0.01 par value per share, were outstanding.

Portions of the Proxy Statement to be filed with the Securities and Exchange Commission and to be used in connection with the Annual Meeting of Stockholders to be held on April 23, 2013 are incorporated by reference in Part III of this Form 10-K.

EARTHLINK, INC.
Annual Report on Form 10-K
For the Year Ended December 31, 2012

TABLE OF CONTENTS

Part I

Part II

Part III

Part IV

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The words "estimate," "plan," "intend," "expect," "anticipate," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this report. EarthLink, Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although EarthLink, Inc. believes that its expectations are based on reasonable assumptions, it can give no assurance that its targets and goals will be achieved. Important factors that could cause actual results to differ from estimates or projections contained in the forward-looking statements are described under "Risk Factors" in Item 1A of Part I and under "Safe Harbor Statement" in Item 7 of Part II.

PART I

Item 1. Business.

Overview

EarthLink, Inc. ("EarthLink" or the "Company"), together with its consolidated subsidiaries, is a leading network, communications and IT services provider to business and residential customers in the United States. We operate two reportable segments, Business Services and Consumer Services. Our Business Services segment provides a broad range of data, voice and IT services to retail and wholesale business customers. Our Consumer Services segment provides nationwide Internet access and related value-added services to residential customers. We operate an extensive network including approximately 28,800 route miles of fiber, 90 metro fiber rings and enterprise-class data centers that provide IP coverage across more than 90 percent of the United States.

We were incorporated in 1999 as a Delaware corporation. EarthLink, Inc. was formed in February 2000 as a result of the merger of EarthLink Network, Inc. and MindSpring Enterprises, Inc., and has been a provider of nationwide Internet access and related value-added services to residential customers. In 1996, we first expanded our small to mid-sized business market presence by introducing business-class Internet access and web hosting services to businesses throughout the United States. In 2006, we expanded into the enterprise business market by acquiring New Edge Networks, a provider of managed IP-based network solutions to businesses nationwide. During late 2010 and early 2011, we completed two acquisitions that transformed our business from being primarily an Internet services provider ("ISP") to residential customers into a network and communications provider for business customers. In addition, through these acquisitions we acquired a substantial network infrastructure that gave us a core foundation on which to build our IT services platform. During 2011, we also entered into other strategic transactions in order to complement our business services and expand our IT services portfolio. These five IT services transactions enabled us to more quickly introduce IT services into the market place. During 2012, we began the next step in the evolution of our network and IT services platform, which is the investment of capital to extend our core fiber IP network, expand our IT solutions footprint with additional data centers and launch a next generation cloud hosting platform.

Our corporate offices are located at 1375 Peachtree St., Atlanta, Georgia 30309, and our telephone number at that location is (404) 815-0770. Our website address is www.earthlink.net.

Business Strategy

Our business strategy is to continue our transformation into a nationwide provider of communications and IT services for the mid-market business customer. We believe IT services is an emerging market with significant opportunity for growth, and we are positioning EarthLink to be a trusted partner in the small and medium-sized enterprise marketplace for businesses with IT and network security needs. The key elements of our business strategy are as follows:

- ***Offer a complete package of communications and IT services products.*** We provide a nationwide suite of business voice, data and IT services. We are focused on continuing to broaden our suite of products and services to offer a complete package of network connectivity and IT services and to design and implement solutions to address the evolving business and infrastructure needs of our customers. We are currently investing capital to extend our core fiber IP network, expand our IT solutions footprint with additional data centers and launch a next generation cloud hosting platform.
- ***Increase revenues from growth products and services.*** Revenues from our legacy products and services have been declining due to economic, competitive, technological and regulatory developments and we expect these revenues to continue to decline. We are focused on managing this decline by executing on opportunities to leverage these customer relationships by migrating these customers to our growth products. We believe our growth products are MultiProtocol Label Switching ("MPLS"), hosted voice and IT services. We are focused on growing revenues for these products by enhancing our sales force efforts and increasing brand awareness for our IT services. We are also focused on growing our wholesale services as we capitalize on unique fiber routes within our footprint.
- ***Provide a superior customer experience.*** We are committed to providing high-quality customer service and continuing to monitor customer satisfaction in all facets of our business. We believe focusing on the customer relationship increases loyalty and reduces churn. We believe that our broad communications and IT services portfolio and blend of access technologies for connectivity are key differentiators that can help us build long-term customer relationships. We bring these services together through our myLink™ self-service customer control point where users can access all of their EarthLink Business services via one interface. We are focused on creating a customer-focused organization that will provide a consistent nationwide approach to offering and supporting EarthLink products and services.
- ***Successfully integrate acquisitions.*** We are focused on successfully integrating our acquisitions in order to realize synergies and cost benefits. To date, we have functionally aligned employees across the organization, launched a nationwide product and IT services portfolio, implemented a common financial system and consolidated and integrated network operations centers, sales platforms and certain billing platforms. We are currently integrating our operating support system and certain other billing systems. We believe that our competitive positioning with current and existing customers will be strengthened by our ability to continue to successfully integrate past and other potential acquisitions.
- ***Selectively pursue potential strategic acquisitions.*** We will continue to selectively evaluate and consider potential strategic transactions that we believe will complement and grow our business. Our acquisition strategy may include investments or acquisitions of new product and services capabilities, network assets or business customers to achieve greater national scale.

Acquisitions

During 2010 and early 2011, we entered into two transactions that transformed our business from being primarily an ISP to residential customers into a network and communications provider for business customers. During 2011, we also entered into other strategic transactions in order to complement our business services and expand our IT services portfolio. We believe these transactions further established EarthLink as a leading network, communications and IT services provider. The following is a summary of our transactions:

- In December 2010, we completed the acquisition of ITC^DeltaCom, Inc. ("ITC^DeltaCom"), a provider of integrated communications services to customers in the southeastern United States.

- In March 2011, we acquired Saturn Telecommunication Services Inc. and affiliates ("STS Telecom"), a privately-held provider of sophisticated Voice-over-Internet Protocol ("VoIP") services.
- In April 2011, we completed the acquisition of One Communications Corp. ("One Communications"), a privately-held integrated telecommunications solutions provider serving customers in the northeast, mid-Atlantic and upper midwest sections of the United States.
- In May 2011, we acquired Logical Solutions.net, Inc. ("Logical Solutions"), a privately-held provider of cloud computing, hosted network and security services.
- In July 2011, we acquired Business Vitals, LLC., a privately-held provider of national managed IT security and professional services.
- In September 2011, we acquired the xDefenders assets of Synergy Global Solutions, Inc., a managed IT security provider.
- In December 2011, we acquired an IT Solutions Center and application service from Synergy Global Solutions, Inc.

Business Services Segment

Our Business Services segment provides a broad range of data, voice and IT services to retail and wholesale customers. Our retail customers range from large enterprises with many locations, to small and medium-sized multi-site businesses, to business customers with one site. Our wholesale customers consist primarily of telecommunications carriers and network resellers. We derived approximately 26%, 71% and 76% of our revenues during the years ended December 31, 2010, 2011 and 2012, respectively, from our Business Services segment. In January 2013, we decided to exit telecom systems sales after the first half of 2013 to focus on our hosted VoIP platform for new voice customers. The following is a summary of our current products and services:

Services

Retail Services

Data Services. We offer a broad range of data and Internet services to business customers, including high-speed Internet access, dedicated Internet access and MPLS services. We offer a full range of access types, including DSL, T-1 and DS3 lines, Ethernet and wireless broadband, at speeds ranging from 1.5Mbps to over 100Mbps. Connectivity is primarily provided over our facilities-based nationwide network and is monitored 24/7 to keep customer information secure. Our high-speed services also includes enhanced features such as online faxing, email, POP services, web hosting, firewall and Virtual Private Networks ("VPN"), among others.

Voice Services. We offer a broad range of voice services to business customers, including local, domestic and international switched access, dedicated long distance services, hosted voice solutions and access trunks for customers that own and operate switching equipment on their own premises. We offer a full range of access types, including traditional voice lines, T1 and Ethernet. We also provide enhanced services to our customers by offering a number of calling features.

Mobile Data and Voice Services. We provide mobile data and voice services using the networks of nationwide wireless services providers. Our mobile services provide nationwide mobile access to voice, e-mail, text and Internet connectivity. Our customers can select mobile devices, from leading manufacturers and use our hosted e-mail exchange services to integrate office-based e-mail, calendar and contacts programs with the mobile devices.

IT Services. We offer cloud, data center, managed security, application and IT support services. Our enterprise-class data centers are all on-net and linked for redundancy. We also provide consulting services for security of network and hosting environments, virtualization and disaster recovery, among others. We offer the following IT services:

- *Cloud services.* We provide cloud hosting and dedicated server services to customers using servers located in our data center facilities. One key offering from our virtualization services portfolio is our VMware vCloud Powered Cloud services for disaster recovery and hosted server environments.
- *Data center services.* We allow customers the ability to colocate their data and equipment within our secure and power redundant data centers.
- *Managed security services.* We provide 24/7 monitoring and management of security appliances, software and network-based controls and incident response. Our managed security services include network and cloud security, endpoint and device security, compliance and enhanced monitoring and business continuity and disaster recovery.
- *Application Services.* We offer a suite of enterprise applications that can be hosted in our data centers. Applications include: Secure email hosting, email encryption, email archiving and secure file sharing.
- *IT support services.* We provide 24/7 IT support services. Our IT solution center has a help desk and remote care platform, support specialists and engineers.

Wholesale Services

We provide voice and data services to other communications carriers and to larger-scale providers of network capacity. Revenues from these services are generated from sales to other communications companies, including incumbent local exchange carriers ("ILECs"), competitive local exchange carriers ("CLECs"), wireless service providers, cable companies, ISPs and others. We offer broadband transport services, including private line services, Ethernet private line services and wavelength services, that allow other communications providers to transport the traffic of their end-user or wholesale customers across our local and intercity network; local communications services to ISPs and local dial tone communications services to service providers; nationwide live and automated operator and directory assistance services; and dedicated Internet access services through our IP network and our direct connectivity to the IP networks of ISPs.

Other Services

We lease server space and provide web hosting services that enable customers to build and maintain an effective online presence. Features include domain names, storage, mailboxes, software tools to build websites, e-commerce applications and 24/7 customer support.

Sales and Distribution

We market our retail Business Services through direct, inside and independent sales channels. Our direct sales force is composed of sales personnel and technical consultants. We also maintain an inside sales force and lead generation tools like Search Engine Marketing to drive demand. We supplement our direct and inside sales force with our independent channel partners, who leverage their business relationships with the customer and act as sales agents for us. The channel partners include value-added resellers, local area network consultants and other telecommunications and IT consultants to businesses. Our authorized dealers and agents receive commissions based on services sold and installed, usage volume and customer retention.

In order to accelerate our transition into an IT services company, we are reducing our direct sales presence in smaller markets and focusing on larger geographic markets where there are more customers with a propensity to buy IT services. In addition, we are increasing our efforts in Search Engine Marketing to drive leads for our inside sales force, increasing brand awareness for our IT services and adding additional technical talent in the field to support our IT services sales efforts.

We market our wholesale Business Services through a dedicated direct sales force. We generally enter into master service agreements with our wholesale services customers that have terms ranging from one to five years.

Customer Service and Retention

We believe that our broad communications and IT services portfolio and blend of access technologies for connectivity are key differentiators that can help us build long-term customer relationships. We believe that offering a bundled package of communications and IT services to our business customers increases retention rates and limits customer churn. Additionally, with our sales structure, we have more distinct sales and support roles that we believe will improve customer retention. With our nationwide service, we offer myLink, a secure customer portal, which provides customers with a centralized tool for self-service applications, reporting and management features 24/7. We are also seeking to improve customer response times through internal training programs and integrated billing, support and sales systems. We reinforce our strategy through compensation programs that reward our sales and account management staff based on customer retention.

Network Infrastructure

We provide secure, efficient and reliable communications services primarily through an expansive fiber optic network, an advanced nationwide MPLS network and switch and colocation facilities. We have four enterprise-class data centers on our fiber network which are fully integrated with our nationwide IP network with additional data centers employing next generation cloud architecture coming online in 2013 to support our IT services. Throughout the network, advanced monitoring and management tools are in place to ensure performance and quality, bringing value and an enhanced experience to our customers.

Fiber Optic Network—As of December 31, 2012, our advanced fiber optic network consisted of 28,804 route miles (including 3,945 marketed and managed route miles) covering 25 states and 90 metro fiber rings and provides for high-quality wavelength, Ethernet, SONET, Internet access and virtual private networking services. The network infrastructure is built on our Dense Wave Division Multiplexing, or DWDM, platform and core routers. We are currently extending our core fiber IP network by adding 606 route miles of fiber to our optical transport capabilities. The additional capacity will allow us to offer new native 100 Gig transport services across parts of our fiber footprint, offering customers the advantage of unique network routes for enhanced redundancy and network diversity.

Nationwide MPLS Network—Our nationwide network is based on MPLS, a highly-scalable and high-performance packet transport system, with a broad array of IP infrastructure positioned in strategic locations across the U.S. We have interconnection agreements with major local exchange carriers to lease unbundled network elements, as well as commercial services agreements with national communications companies, CLECs, and cable and wireless service providers to provide last mile access to our customers and connectivity onto our network.

Colocation Facilities—With co-located communications equipment within the central offices of ILECs and alternative access providers in various markets in the United States, we offer remote facilities-based local and long distance services in markets by using our switches in other locations as hosts. Using our fiber optic network and leased facilities to connect our remote equipment to our switches, colocation provides cost-efficient access to last mile facilities to connect to customers.

Switch Facilities—Our array of switch facilities send voice and data traffic domestically and internationally through balanced and cost-effective routing. Services are also offered on Metaswitch's MetaSphere MTAS (Multimedia Telephony Application Server) providing an innovative portfolio of hosted and managed business-class communications solutions such as nationwide hosted PBX and SIP trunking services. Metaswitch's voice portal capabilities are also integrated into customer portals, offering our clients easy access to a ubiquitous, cross-platform, unified messaging, call control and self-service interface enabling them to access directly and upgrade their entire communications experience.

IT Services—We are expanding our IT Services footprint, along with launching a next generation cloud hosting platform. The enhancement of our existing data center in Rochester, N.Y., addition of four new data centers and our next-generation cloud high-availability architecture will allow us to offer state-of-the-art integrated computing and storage platforms designed to support current and future demands of our IT services products.

Network Management/Monitoring—Our network infrastructure is supported by two geographically diverse Network Operations Centers ("NOCs") in Burlington, Massachusetts and Anniston, Alabama. These two centers operate 24 by 7, providing proactive network surveillance, incident management, and planned maintenance activities for all Transport, Data, and Switching infrastructure. The two centers use a consolidated suite of network surveillance tools that allows shared distribution of alarms and alerts. The geographic diversity of the NOCs enables a robust disaster recovery/business continuity plan. In the event one NOC is unable to operate; functions are designed to transfer over to the other fully redundant center.

Competition

The communications industry is highly competitive, and we expect this competition to intensify. These markets are rapidly changing due to industry consolidation, an evolving regulatory environment and the emergence of new technologies. We compete directly or indirectly with ILECs, such as AT&T, Inc., CenturyLink, Inc. and Verizon Communications Inc.; CLECs, such as Level 3 Communications Inc., MegaPath, Inc., Windstream Corporation and XO Communications; interexchange carriers, such as Sprint Nextel Corporation; wireless and satellite service providers; cable service providers, such as Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc. and Time Warner Cable; and stand-alone VoIP providers. We experience significant pricing and product competition from AT&T and other incumbents that are the dominant providers of telecommunications services in our markets. We have reduced, and may be required to further reduce, some or all of the prices we charge for our retail local, long distance and data services.

The IT services industry is also highly competitive. It is highly fragmented and evolving, with competitors ranging in size from small, local independent firms to very large telecommunications companies, hardware manufacturers and system integrators. We compete directly or indirectly with telecommunications companies such as AT&T, CenturyLink, Level 3 and Verizon; system integrators such as Accenture, CSC, Hewlett-Packard and IBM; managed hosting and cloud providers such as Amazon Web Services, Equinix, Inc., Internap Network Services Corporation, Rackspace Hosting, Inc. and Web.com Group, Inc.; and managed security companies such as Perimeter eSecurity and Dell Secure Works.

We believe the primary competitive factors in the communications and IT services industries include price, availability, reliability of service, network security, variety of service offerings, quality of service and reputation of the service provider. While we believe our business services compete favorably based on some of these factors, we are at a competitive disadvantage with respect to certain of our competitors. Many of our current and potential competitors have greater market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours; own larger and more diverse networks; are subject to less regulation; or have substantially stronger brand names. In addition, industry consolidation has resulted in larger competitors that have greater economies of scale. Consequently, these competitors may be better equipped to charge lower prices for their products and services, to provide more attractive offerings, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, to increase prices that we pay for wholesale inputs to our services and to devote greater resources to the marketing and sale of their products and services.

Consumer Services Segment

Our Consumer Services segment provides nationwide Internet access and related value-added services to individual customers. We derived approximately 74%, 29% and 24% of our revenues during the years ended December 31, 2010, 2011 and 2012, respectively, from our Consumer Services segment. The decreases were primarily due to revenues generated from our acquisitions, which are included in our Business Services segment, and continued maturation in the market for consumer Internet access.

Services

Broadband Access. We offer high-speed, or broadband, Internet access with a wide variety of content and features, including email, a customizable start page, antivirus and firewall protection, and technical and customer support. We provide high-speed access services via cable and DSL, and offer different speeds of service. Availability for these services depends on the cable or telephone service provider. We also provide consumer IP-based phone service. However, we do not currently market our consumer IP-based phone services.

Narrowband Access. We offer dial-up, or narrowband, Internet access with a wide variety of content and features, including email, a customizable start page, antivirus and firewall protection, acceleration tools and technical and customer support. We also offer value-priced dial-up access through our PeoplePC™ Online offering that provides customers with Internet access at comparatively lower prices.

Value-Added Services. We offer ancillary services sold as add-on features to our Internet access services, such as security products, premium email only, home networking and email storage, among others. We offer free and fee-based value-added services to both subscribers and non-subscribers. We also generate advertising revenues by leveraging the value of our customer base and user traffic; through paid placements for searches, powered by the Google™ search engine; from fees generated through revenue sharing arrangements with online partners whose products and services can be accessed through our web properties; from commissions received from partners for the sale of partners' services to our subscribers; and from sales of advertising on our various web properties.

Sales and Distribution

We engage in limited sales and marketing for our Consumer Segment services. Our marketing efforts are focused on retaining customers and adding customers through alliances and partnerships. We offer our products and services primarily through direct customer contact through our call centers, search engine marketing, affinity marketing partners, resellers and marketing alliances such as our relationships with Time Warner Cable and Dish Network.

Customer Service and Retention

Our customer support is available by chat and phone as well as through help sites and Internet guide files on our web sites. We have been recognized historically by customer service and marketing organizations for ranking high in customer satisfaction for our dial-up and high-speed Internet services. We believe that quality customer service and technical support increase customer satisfaction, which reduces churn. We also believe that satisfied and more tenured customers provide cost benefits, including reduced contact center support costs and reduced bad debt expense. We provide award-winning customer service, invest in loyalty and retention efforts and continually monitor customer satisfaction for our services.

Network Infrastructure

We provide subscribers with Internet access primarily through third-party network service providers. Our principal provider for narrowband services is Level 3 Communications, Inc. We also have agreements with certain regional and local narrowband providers. We provide cable broadband services through agreements with Time Warner Cable that allow us to provide broadband services over Time Warner Cable's and Bright House Networks' cable network in substantially all their markets and with Comcast that allow us to provide broadband services over Comcast's cable network in certain Comcast markets. We provide DSL broadband services through agreements with AT&T, CenturyLink, Megapath and Verizon Internet Services, Inc. Many of our agreements have a short term or operate on a month-to-month basis. We cannot be certain of renewal or non-termination of our contracts or that legislative or regulatory factors will not affect our contracts. In addition, Level 3 Communications, Inc. is planning on decommissioning its managed modem network at the end of 2013 and we will have to transition customers to other narrowband providers.

We maintain a leased backbone consisting of a networked loop of connections between multiple cities and our technology centers. We maintain data centers to provide service availability and connectivity.

Competition

The Internet access industry is extremely competitive, and we expect competition to continue to intensify. We compete directly or indirectly with national communications companies and local exchange carriers, such as AT&T, CenturyLink, Verizon and Windstream; cable companies providing broadband access, including Charter Communications, Inc., Comcast, Cox Communications, Inc. and Time Warner Cable; local and regional ISPs; established online services companies, such as AOL and the Microsoft Network; free or value-priced ISPs, such as United Online, Inc. which provides service under the brands Juno and NetZero; wireless Internet service providers; content companies and email providers, such as Google and Yahoo!; social networking companies, such as Facebook; and satellite and fixed wireless service providers. In addition, technologies such as 4G, Ethernet or other alternatives to network access, have products or services that compete with ours. Competitors for our advertising services also include content providers, large web publishers, web search engine and portal companies, Internet advertising providers, content aggregation companies, social-networking web sites, and various other companies that facilitate Internet advertising.

We believe the primary competitive factors in the Internet access industry are price, speed, features, coverage area and quality of service. While we believe our Internet access services compete favorably based on some of these factors when compared to some Internet access providers, we are at a competitive disadvantage relative to some or all of these factors with respect to other of our competitors. Current and potential competitors include many large companies that have substantially greater market presence and greater financial, technical, marketing and other resources than we have. Our dial-up Internet access services do not compete favorably with broadband services with respect to speed, and dial-up Internet access services no longer have a significant, if any, price advantage over certain broadband services. Most of the largest providers of broadband services, such as cable and telecommunications companies, control their own networks and offer a wider variety of services than we offer, including voice, data and video services. Their ability to bundle services and to offer broadband services at prices below the price that we can profitably offer comparable services puts us at a competitive disadvantage. In addition, our only significant access to offer broadband services over cable is through our agreement with Time Warner Cable.

Regulatory Environment

Our services are subject to varying degrees of federal, state and local regulation. Communications services are subject to particularly extensive regulation at both the federal and state levels. Internet access services, which are not communications services, are subject to a lesser degree of regulation. Federal, state and local regulations governing our services are the subject of ongoing judicial proceedings, rulemakings and legislative initiatives that could change the manner in which our industry operates and affect our business.

Overview

Through our wholly-owned subsidiaries, we hold numerous federal and state regulatory licenses to provide communications services. The Federal Communications Commission ("FCC") exercises jurisdiction over telecommunications common carriers to the extent that they provide, originate or terminate interstate or international communications or as otherwise required by federal law. The FCC also establishes rules and has other authority over some issues related to local telephone competition. State regulatory commissions, commonly referred to as public utility commissions ("PUCs"), generally retain jurisdiction over telecommunications carriers to the extent that they provide, originate or terminate intrastate communications. PUCs also have authority to review and approve interconnection agreements between incumbent telephone carriers and competitive carriers such as us, and to conduct arbitration of disputes arising in the negotiation of such agreements. Local governments may require us to obtain licenses, permits or franchises to use the public rights-of-way necessary to install and operate our network. Our operations are also subject to various consumer, environmental, building, safety, health and other governmental laws and regulations.

The regulatory environment relating to our business continues to evolve. Bills intended to amend the Communications Act of 1934, as amended by the Telecommunications Act of 1996 ("Communications Act"), are introduced in Congress from time to time and their effect on us and the communications industry cannot always be predicted. Proposed legislation, if enacted, could have a significant effect on our business, particularly if the legislation impairs our ability to interconnect with incumbent carrier networks, lease portions of other carriers' networks or resell their services at reasonable prices, or lease elements of incumbent carrier networks under acceptable rates, terms and conditions. We cannot predict the outcome of any ongoing legislative initiatives or administrative or judicial proceedings or their potential impact upon the communications and information technology industries generally or upon us specifically.

Federal Regulation

Several of our operating subsidiaries are classified as non-dominant telecommunications carriers by the FCC and, as a result, the prices, terms and conditions of our interstate and international communications services are subject to relatively limited FCC regulation. Like all common carriers, we are subject to the general requirement that our charges, practices and classifications for communications services must be "just and reasonable," and that we refrain from engaging in any "unjust or unreasonable discrimination" with respect to our charges, practices or classifications. The FCC must grant its approval before any change in control of any carrier providing interstate or international communications services, or of any entity controlling such a carrier, and before the assignment of any authorizations held by such a carrier. We have the operating authority required by the FCC to conduct our interstate and international communications business as it is currently conducted. As a non-dominant carrier, we may install and operate additional facilities for the transmission of domestic interstate communications without prior FCC authorization, except to the extent that radio licenses are required. The following discussion summarizes some specific areas of federal regulation that directly or indirectly affect our business.

Local Competition. The Communications Act preempts state and local laws to the extent that they prevent competition in the provisioning of any telecommunications service. The Communications Act imposes a variety of duties on carriers providing local telephone services, including competitive carriers such as us, to promote competition in the provisioning of these services. These duties include requirements for local carriers to:

- interconnect with other telecommunications carriers;
- establish compensation arrangements for the completion of telecommunications service calls originated by customers of other carriers on a reciprocal basis;
- permit the resale of their services;

- permit users to retain their telephone numbers when changing carriers; and
- provide competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices.

Incumbent carriers, which are telephone companies that held monopoly local telephone service franchises before the Telecommunications Act of 1996, or their successors in interest, are subject to additional duties. These duties include obligations of incumbent carriers to:

- offer interconnection at any feasible point in their networks on a non-discriminatory basis;
- offer colocation of competitors' equipment at their premises on a non-discriminatory basis;
- make available some of their network facilities, features and capabilities, referred to as Unbundled Network Elements, or UNEs, on non-discriminatory, cost-based terms; and
- offer wholesale versions of their retail services for resale at discounted rates.

Collectively, these requirements recognize that local telephone service competition depends on cost-based and non-discriminatory interconnection with, and use of, some elements of incumbent carrier networks and facilities under specified circumstances. Failure to achieve and maintain such arrangements could have a material adverse effect on our ability to provide competitive local telephone services.

FCC rules define the scope of the facilities that incumbent carriers must make available as UNEs to competitive carriers such as us at rates based on the Total Element Long Run Incremental Cost, or TELRIC, standard. Incumbent carriers must offer access to their copper loops and subloops in all areas, but must offer access to certain higher-capacity DS1 and DS3 transmission facilities only in wire center serving areas with relatively few business lines and colocated competitive carriers, as defined by detailed FCC regulations. In general, incumbent carriers are not required to offer UNEs at TELRIC-based rates for fiber loops, DS1 and DS3 transmission facilities in relatively large wire centers or wire centers deemed to already be "competitive" based on FCC standards, optical speed transmission facilities or dark fiber. Further, incumbent companies are not required to provide local switching as a UNE, which means that we cannot rely on the Unbundled Network Element-Platform, or UNE-P, to provide local services to customers at TELRIC-based rates. In some circumstances, AT&T, Verizon and other incumbent carriers are making available some of these facilities and services, either as lightly regulated special access services or under unregulated "commercial agreements," at prices significantly higher than TELRIC.

Interconnection Agreements. Under the Communications Act, incumbent carriers are required to negotiate in good faith with competitive carriers such as us regarding terms for interconnection, colocation, reciprocal compensation for local traffic and access to UNEs. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by a state regulatory commission. In addition, carriers are permitted to "adopt" in their entirety agreements reached between the incumbent carrier and another carrier during the initial term of that agreement.

An interconnection agreement typically has a term of three years, although the parties may mutually agree to extend or amend such agreements. We operate under interconnection agreements with AT&T, CenturyLink, Fairpoint Communications, Frontier Communications, Verizon and Windstream. Our retail operating companies each maintain interconnection agreements with the incumbent in each state and for each service territory within which we purchase UNEs. We expect, but cannot assure, that each new interconnection agreement to which we are or will be a party will provide us with the ability to provide service in each respective state on a reasonable commercial basis. Many of our interconnection agreements provide either that a party is entitled to demand renegotiation of the entire agreement or particular provisions thereof based on intervening changes in law resulting from ongoing legal and regulatory activity, or as a result of an immediately effective change in law, in which case the agreement will be resolved pursuant to a dispute resolution process if the parties do not agree upon the impact of a change in law. The initial terms of many of our interconnection agreements with AT&T, Fairpoint and Verizon have expired; however, each of our expired agreements contains an "evergreen" provision that allows the agreement to continue in effect until terminated. New agreements could result in less favorable rates, terms and conditions than our prior agreements.

If we cannot negotiate new interconnection agreements or renew our existing interconnection agreements in each state on acceptable terms, we may invoke our ability to seek binding arbitration before state regulatory agencies. The arbitration process, which is conducted on a state-by-state basis, can be costly and time-consuming, and the results of arbitration may be unfavorable to us. If we are not able to renegotiate or enter into interconnection agreements on acceptable terms, or if we are subject to unfavorable arbitration decisions, our cost of doing business could increase and our ability to compete could be impeded. Moreover, our interconnection agreements and traffic exchange with companies other than ILECs (such as wireless and VoIP providers and other competitive carriers) are not subject to the statutory arbitration mechanism, making it potentially more difficult to reach any agreement on terms that we view as acceptable.

The mergers of BellSouth, SBC and AT&T and of MCI and Verizon have significantly affected the availability of acceptable interconnection agreements that competitive carriers such as us can adopt without incurring the expense of lengthy negotiation and arbitration with an incumbent carrier in each state. Before their respective mergers, AT&T and MCI dedicated significant internal and external resources to negotiate and arbitrate interconnection agreements that many competitive carriers adopted or used as model agreements. These resources and the resulting model agreements are no longer available as a result of consolidation among carriers, and it is likely that competitive carriers such as us will be required to invest more resources than in the past to secure acceptable interconnection agreements.

Internet Protocol-Enabled Services. The FCC has classified cable modem services offered by cable companies and broadband Internet services offered by ILECs as "information services" and not telecommunications services subject to regulation under Title II of the Communications Act. The FCC's policy has also been to classify narrowband Internet access services as "information services," which are not subject to traditional telecommunications services regulation, such as licensing or pricing regulation. Nonetheless, the FCC has asserted "ancillary jurisdiction" to impose certain types of regulation on information services, as discussed further under "Network Management and Internet Neutrality", below.

The current regulatory environment for VoIP services remains unclear, as the FCC has not decided whether VoIP is an "information service" or "telecommunications service". The FCC has, however, issued a series of rulings addressing aspects of the regulatory treatment of interconnected VoIP service, so that VoIP services that interconnect with the PSTN are now subject to a number of regulatory requirements, including rules relating to Universal Service Fund ("USF") contributions, Customer Proprietary Network Information rules, the provisioning of network access to authorized law enforcement personnel, local number portability, E-911 and others. The FCC also ruled that state utility regulatory commissions may not impose pricing and entry regulations on "nomadic" interconnected VoIP services such as that offered by Vonage, concluding that Vonage's VoIP application, and others like it, are interstate services subject only to federal regulation. Reviewing courts have affirmed these FCC decisions. Broader questions on the regulatory status of VoIP remain to be resolved. We cannot predict how these matters will be resolved or the impact of these matters on companies with which we compete or interconnect.

In November 2011, the FCC adopted intercarrier compensation rules under which all traffic, including VoIP-PSTN traffic, ultimately will be subject to a bill-and-keep framework. We expect these new rules to result in a loss of revenues and could potentially increase our volume of carrier disputes. In addition, because the new rules regarding payment obligations for VoIP traffic are prospective only and do not address any intercarrier compensation payment obligations for VoIP traffic for any prior periods, we cannot predict how disputes regarding treatment of this traffic for prior periods will be resolved. The FCC also issued a Further Notice of Proposed Rulemaking which asks for further input on many of the issues involved, including IP to IP interconnection. While the FCC states an "expectation that parties will negotiate in good faith" toward IP to IP interconnection agreements, questions are asked regarding under what legal framework these interconnection arrangements should proceed, which creates some potential uncertainty regarding whether these arrangements will be economic.

Intercarrier Compensation. The FCC regulates the access rates charged by local carriers to interexchange carriers for the origination and termination of long distance traffic. These access rates historically have made up a significant portion of the cost of providing long distance service. The FCC has adopted policy changes that over time are reducing carriers' access rates. Under the FCC's November 2011 order, a uniform bill-and-keep framework for both intrastate and interstate access traffic will be the ultimate end state for all telecommunications traffic exchanged with a local exchange carrier. The reforms required by the FCC's new rules will be phased in over a multi-year transition. By July 2013, all local carriers' intrastate tariffed access charges must be no higher than their interstate access charges. Since, under existing FCC rules, competitive carriers' interstate access charges may not be greater than those of the incumbent carriers with which they compete, the net effect of these rules will be to limit competitive carriers' intrastate access charges to the incumbent carrier's level. From 2013 through 2018, further reductions in both intrastate and interstate access charges and reciprocal compensation rates are required, with an ultimate end state of bill-and-keep (that is, a rate level of zero) for all transport and termination charges. These new rules significantly alter the manner in which all carriers, including us, are compensated and pay for the origination and termination of telecommunications traffic. We expect these new rules to result in a loss of revenues and could potentially increase our volume of carrier disputes. Several states, industry groups, and other telecommunications carriers filed petitions for review of the FCC order, which have been consolidated in the United States Court of Appeals for the Tenth Circuit. The outcome of these petitions is unpredictable.

Special Access. Special access is a service offered by incumbent carriers that provides for use of dedicated transmission facilities or private lines by wireline and wireless telecommunications carriers, Internet-based service providers and large enterprise end-users. We rely on the purchase of special access services for "last mile" access to many of our customers' locations. As a result, the price of special access services has a major effect on our ability to price our retail offerings to meet our gross margin expectations while remaining competitively priced in the retail market. Incremental increases in the prices of special access services will exert pressure on our gross margins. Since special access services are not subject to the unbundling requirements of the Communications Act, the prices for special access services have not been directly affected by the FCC's modification of network unbundling rules. To the extent, however, that the availability of UNE digital T1 lines may have served as a restraint on the prices charged for special access services, we could face increased prices for special access services given the limited alternative means of last mile access in some larger central offices resulting from application of the current unbundling rules.

In 1999, the FCC adopted rules that enable incumbent carriers to obtain pricing flexibility for their interstate special access services in particular metropolitan areas depending on the level of competition present in an area. We purchase interstate special access services from incumbent carriers in many metropolitan areas where pricing flexibility has been granted. Depending on the degree of pricing flexibility for which the incumbent carrier qualifies in particular areas, the incumbent carrier may be entitled to impose contracts with minimum revenue commitments and bundles of purportedly discounted and non-discounted services that, in effect, enable the carrier to charge substantially greater prices for special access services in those areas, while making it more difficult for competitive carriers to offer substitute services. In addition, the FCC has granted petitions by the incumbent carriers for forbearance from any regulation of some special access services, including packet-switched services such as Ethernet, and optical carrier services such as OC-3 and higher-capacity services. These services are not subject to any price regulations and are provided by incumbent carriers solely under contracts, which as noted above may contain minimum revenue commitments and other restrictive terms.

As a result of the mergers of BellSouth, SBC and AT&T and of MCI and Verizon, the number of providers of competitive access services has diminished. The FCC and the Department of Justice placed conditions on the AT&T and Verizon mergers to constrain the ability of AT&T and Verizon to raise prices on their wholesale special access and equivalent retail services. These regulatory pricing constraints have now expired. AT&T and Verizon are free to realign charges for special access services with current commercial rates. Because a substantial portion of our services are delivered over special access lines purchased from AT&T and Verizon, a significant increase in the price for special access could substantially increase our cost of services.

The FCC currently is considering whether and how to reform its special access rules. In 2012, the FCC suspended consideration of new petitions for metropolitan area pricing flexibility by incumbent carriers, but this decision does not affect previously approved pricing flexibility. The FCC also announced a project to gather extensive data concerning the special access market to allow it to formulate new pricing rules, but this project is likely to take considerable time to complete. We rely to a considerable extent on interstate special access services purchased from the incumbent carriers in order to connect to our customers. We cannot predict when the FCC will issue a decision regarding special access prices or how any such decision will affect our business. A significant increase in the price for special access could materially increase our cost of services. Additional pricing flexibility for special access services offered by the incumbent carriers could place us at a competitive disadvantage, both as a purchaser of access and as a vendor of access to other carriers or end-user customers.

Universal Service. The Communications Act and the FCC's rules provide for a federal USF, which is intended to subsidize communications services in rural and high-cost areas, services for low-income consumers, and services for schools, libraries and rural health care providers. Currently, the FCC assesses all telecommunications providers, including us, a percentage of interstate revenues received from retail customers. Providers are permitted to pass through a specified percentage of their USF contribution assessment to their customers in a manner consistent with FCC billing regulations. The FCC is considering a number of proposed changes to the method of assessing these USF contributions, but we cannot predict when it may reach a decision or what types of changes may be adopted.

In December 2012, the FCC adopted an order clarifying its USF contribution rules that adversely affects companies like us that use special access services purchased from incumbent carriers to provide broadband Internet access to our customers. The FCC stated that in these cases, the incumbent carrier must pay a USF contribution on its special access revenues, which these carriers as a matter of course pass through to the special access customer. This in turn increases our cost of purchasing special access service and using it as an input in providing broadband Internet services. However, we must compete against broadband Internet access services provided by incumbent carriers and cable television companies, among others, which are not subject to USF contribution requirements and therefore do not incur this added cost. Several companies have petitioned for FCC reconsideration or judicial review of this decision, but we cannot predict whether these petitions will be successful or when they may be decided.

In November 2011, the FCC adopted extensive revisions to its high-cost support USF program, which largely subsidizes the provision of local telephone service by incumbent carriers in rural areas. Under the new program, it should be difficult for incumbent carriers to receive subsidies for services provided in competition with unsubsidized providers like us, although we cannot be certain that this will never occur. It is also possible, under certain conditions, for competitive providers like us to seek subsidies for constructing and operating broadband Internet access facilities in rural areas. However, we cannot predict whether provision of broadband services in such rural areas will be economically practicable, even with potential subsidies.

Customer Proprietary Network Information and Privacy. The Communications Act and the FCC's rules require carriers to implement measures to prevent the unauthorized disclosure of Customer Proprietary Network Information, or CPNI. CPNI includes information related to the quantity, technological configuration, type, destination and the amount of use of a communications service. CPNI rules include restrictions on telecommunications carriers and providers of interconnected VoIP service. We must file a verified certification of compliance by March 1 of each year that affirms the existence of training and other sales and marketing processes designed to prevent improper use and unauthorized release of CPNI. An inadvertent violation of these and related CPNI requirements by us could subject our company to significant fines or other regulatory penalties.

Additional measures to protect CPNI and consumer privacy are proposed from time to time, and both Congress and the FCC currently are considering such additional measures. These developments appear to be part of a broader trend to protect consumer information as it continues increasingly to be transmitted in electronic formats. We cannot predict whether additional requirements governing CPNI or other consumer data will be enacted, or whether such additional requirements will affect our ability to market or provide our services to current and future customers.

Network Management and Internet Neutrality. In August 2005, the FCC adopted a policy statement that outlined four principles intended to preserve and promote the open and interconnected nature of the public Internet, stating that consumers are entitled to access lawful Internet content and to run applications and use services of their choice, subject to the needs of law enforcement and reasonable network management. In an August 2008 decision, the FCC characterized these net neutrality principles as binding and enforceable and stated that network operators have the burden to prove that their network management techniques are reasonable. In that order, which was overturned by a court decision in April 2010, the FCC imposed sanctions on a broadband Internet access provider for managing its network by blocking or degrading some Internet transmissions and applications in a way that the FCC found to be unreasonably discriminatory. In December 2010, the FCC issued new rules to govern network management practices that, among other things, require public disclosure of network management practices and prohibit unreasonable discrimination in the transmission of Internet traffic. These rules have taken effect but are currently being challenged in court. It is not possible to determine what specific broadband network management techniques or related business arrangements may be deemed reasonable or unreasonable in the future. We cannot predict how any future legislative, regulatory or judicial decisions relating to net neutrality might affect our ability to manage our broadband network or develop new products or services.

Forbearance. The Communications Act provides the FCC with the authority to not enforce, or "forbear" from enforcing, statutory requirements and regulations if certain public interest factors are satisfied. If the FCC were to forbear from enforcing regulations that have been established to enable competing broadband Internet access and VoIP, our business could be adversely affected. In December 2005, the FCC granted, in part, a petition for forbearance filed by CenturyLink (formerly Qwest) seeking relief from specified dominant carrier regulations, including some unbundling obligations related to high capacity loops and transport, in those portions of the Omaha metropolitan statistical area where facilities-based competition had allegedly increased significantly. The FCC's dominant carrier regulations require CenturyLink, in part, to offer UNEs and also serve as a check on dominant carrier pricing for other wholesale services, such as special access lines, that we seek to purchase at commercially acceptable prices. Since being granted relief by the FCC, CenturyLink has substantially increased the prices for the network elements that we use to provide services in eight central offices in the Omaha metropolitan statistical area.

Since 2007, the FCC has denied a series of petitions by CenturyLink and Verizon seeking similar forbearance from dominant carrier regulation in particular metropolitan areas. Most recently, the FCC in a June 2010 denying a CenturyLink petition for relief in Phoenix set forth specific thresholds and analytical frameworks that must be met for grant of such petitions. That FCC decision was affirmed by a court of appeals. If the FCC grants any forbearance or similar petitions filed by incumbent carriers in the future affecting markets in which we operate, our ability to purchase wholesale network services from these carriers at cost-based prices that would allow us to achieve our target profit margins in those markets could be materially adversely affected. The grant of these petitions also would enable incumbent carriers to compete with their competitors, including us, more aggressively on price in the affected markets.

Other Federal Regulation. In addition to the specific matters listed above, we are subject to a variety of other FCC filing, reporting, record-keeping and fee payment requirements. The FCC has the authority generally to condition, modify, cancel, terminate, revoke or decline to renew licenses and operating authority for failure to comply with federal laws and the FCC's rules, regulations and policies. Fines or other penalties also may be imposed for such violations. The FCC or third parties may raise issues with regard to our compliance with applicable laws and regulations. Moreover, we are subject to additional federal regulation and compliance requirements from other government agencies such as the Federal Trade Commission, the Internal Revenue Service and the Securities and Exchange Commission.

State Regulation

We are subject to various state laws and regulations. Most state PUCs require providers such as us to obtain certificates of authority from the commission before offering communications services between points within the state. In most states, we also are required to file tariffs or price lists setting forth the terms, conditions and prices for specified services that are classified as intrastate and to update or amend our tariffs when we adjust our rates or add new products. We also are subject to various reporting and record-keeping requirements and contribute to state USF, E911 and other funds, and pay other taxes, fees and surcharges where applicable. Certificates of authority can be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for a carrier's failure to comply with state laws or rules, regulations and policies of state regulatory authorities. State utility commissions generally have authority to supervise telecommunications service providers in their states and to enforce state utility laws and regulations. Fines or other penalties also may be imposed for violations. PUCs or third parties may raise issues with regard to our compliance with applicable laws or regulations.

We have authority to offer intrastate long distance services in all 50 U.S. states, and have authority to offer local telephone services in all 50 U.S. states and the District of Columbia. We provide local services, where authorized, by reselling the retail local services of the incumbent carrier in a given territory and, in some established markets, by using incumbent carriers' network elements and our own local switching facilities.

State PUCs have responsibility under the Communications Act to oversee relationships between incumbent carriers and their competitors with respect to such competitors' use of the incumbent carriers' network elements and wholesale local services. State PUCs arbitrate interconnection agreements between the incumbent carriers and competitive carriers such as us when requested by one of the parties. Under the Telecommunications Act, the decisions of state PUCs with regard to interconnection disputes may be appealed to federal courts. There remain important unresolved issues regarding the scope of the authority of PUCs and the extent to which the commissions will adopt policies that promote local telephone service competition.

States also regulate in part the intrastate carrier access services of carriers such as us. As an interexchange carrier ("IXC"), we are required to pay intrastate access charges to local exchange carriers when they originate or terminate our intrastate long distance traffic. As a CLEC, we charge IXCs intrastate access charges for the origination and termination services we provide to them. Under the FCC's November 2011 order, state commissions will have oversight of the intrastate access charge transition process to ensure that carriers comply with the FCC's timing and required reductions. States will continue to review intrastate switched access tariffs, as well as interconnection agreements and associated reciprocal compensation rates to ensure compliance with the FCC's intercarrier compensation framework and transition. States will also have responsibility for determining the network "edge" for purposes of bill-and-keep. What these proceedings may entail or to what extent requirements arising from such proceedings will affect our operations is unclear.

In addition, state legislatures are considering, and in some cases enacting, new laws that limit the authority of the state PUCs to regulate and oversee the business dealings of carriers. We could be harmed by these actions.

We will be affected by how states regulate the retail prices of the incumbent carriers with which we compete. As the degree of intrastate competition is perceived to increase, states are offering incumbent carriers increased pricing flexibility and deregulation of particular services deemed to be competitive. This flexibility and deregulation may present the incumbent carriers with an opportunity to subsidize services that compete with our services with revenues generated from their non-competitive services, thereby allowing them to offer competitive services at prices lower than most or all of their competitors. For example, AT&T has obtained authority to create affiliates that would operate on a much less regulated basis and, therefore, could provide significant competition in addition to the local services historically offered by a much more regulated AT&T. We cannot predict the extent to which these developments may affect our business.

Many states require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunications operations, assignment of carrier assets, carrier stock offerings and incurrence by carriers of significant debt obligations. These requirements can delay and increase the cost we incur to complete various financing transactions, including future stock or debt offerings, the sale of part or all of our regulated business or the acquisition of assets and other entities to be used in our regulated business.

Local Government Authorizations and Related Rights-of-Way

We are subject to numerous local regulations such as building codes, municipal franchise requirements and licensing. Such regulations vary on a city-by-city and county-by-county basis and can affect our provision of both network services and carrier services. We are required to obtain street use and construction permits and licenses or franchises to install and expand our fiber optic network using municipal rights-of-way. In some municipalities where we have installed network equipment, we are required to pay license or franchise fees based on a percentage of gross revenues or a per linear foot basis. Following the expiration of existing franchises, these fees are at risk of increasing. In many markets, incumbent carriers do not pay these franchise fees or pay fees that are substantially lower than those required to be paid by us, although the Telecommunications Act requires that, in the future, such fees be applied in a competitively neutral manner. To the extent that our competitors do not pay the same level of fees that we do, we could be at a competitive disadvantage. Termination of the existing franchise or license agreements before their expiration dates, or a failure to renew the franchise or license agreements, and a requirement that we remove the corresponding portion of our facilities or abandon the corresponding portion of our network, could harm our business. In addition, we would be adversely affected if we are unable to obtain additional authorizations for any new network construction on reasonable terms.

A number of states are considering reforming their laws and regulations governing the issuance of franchises and permits by local governmental authorities, and some states already have enacted laws authorizing some types of entities to secure a state-wide franchise. Congress also has considered from time to time, and may consider in the future, various proposals intended to reform the relationship between federal, state and local governments in connection with the franchising process. We cannot predict how these issues will be resolved, or the extent to which these developments will affect our ability to compete. Unresolved issues also exist regarding the ability of new local service providers to gain access to commercial office buildings to serve tenants. The outcome of these challenges cannot be predicted.

Other Regulation

Internet Taxation. The Internet Tax Non-Discrimination Act, which is in effect through November 2014, places a moratorium on taxes on Internet access and multiple, discriminatory taxes on electronic commerce. Certain states have enacted various taxes on Internet access and electronic commerce, and selected states' taxes are being contested on a variety of bases. If these state tax laws are not successfully contested, or if future state and federal laws imposing taxes or other regulations on Internet access and electronic commerce are adopted, our cost of providing Internet access services could be increased and our business could be adversely affected.

Consumer Protection. Federal and state governments have adopted consumer protection laws and undertaken enforcement actions to address advertising and user privacy. As part of these efforts, the Federal Trade Commission ("FTC") and some state Attorney General offices have conducted investigations into the privacy practices of companies that collect information about individuals on the Internet. The FTC and various state agencies as well as individuals have investigated and asserted claims against, or instituted inquiries into, ISPs in connection with marketing, billing, customer retention, cancellation and disclosure practices.

Proprietary Rights

Our EarthLink, EarthLink Business, EarthLink Carrier and PeoplePC trademarks are valuable assets to our business, and are registered trademarks in the United States. In particular, we believe the strength of these brands among existing and potential customers is important to the success of our business. Additionally, our EarthLink, EarthLink Business, EarthLink Carrier and PeoplePC service marks, proprietary technologies, domain names and similar intellectual property are also important to the success of our business. We principally rely upon trademark law as well as contractual restrictions to establish and protect our technology and proprietary rights and information. We require employees and consultants and, when possible, suppliers and distributors to sign confidentiality agreements, and we generally control access to, and distribution of, our technologies, documentation and other proprietary information. We will continue to assess appropriate occasions for seeking trademark and other intellectual property protections for those aspects of our business and technology that we believe constitute innovations providing us with a competitive advantage. From time to time, third parties have alleged that certain of our technologies infringe on their intellectual property rights. To date, none of these claims has had an adverse effect on our ability to market and sell our services.

Employees

As of January 31, 2013, we had 3,034 employees. None of our employees are represented by a labor union, and we have no collective bargaining agreements. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Available Information

We file annual reports, quarterly reports, current reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 942-8090. Also, the SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers, including EarthLink, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We also make available free of charge on or through our Internet web site (http://www.earthlink.net) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as well as Section 16 reports filed on Forms 3, 4 and 5, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Internet web site is not meant to be incorporated by reference into this Annual Report on Form 10-K.

We also provide a copy of our Annual Report on Form 10-K via mail, at no cost, upon receipt of a written request to the following address:

Investor Relations
EarthLink, Inc.
1375 Peachtree Street
Atlanta, GA 30309

Item 1A. Risk Factors.

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may adversely impact our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

Risks Related to Our Strategy

We may not be able to execute our strategy to be an IT services company for small and medium-sized businesses with IT and network security needs, which could adversely affect our results of operations and cash flows.

Our strategy for growth is for EarthLink to serve as an IT services company for small and medium-sized businesses with IT and network security needs. We believe IT services is an emerging market with significant opportunity for growth. We are investing capital to extend our core fiber IP network, expand our IT services footprint with additional data centers and launch a next generation cloud hosting platform. We are also investing in the personnel to support this strategy. We are focused on growing our IT services revenues through new and existing channels, leveraging distribution channels, increasing brand awareness and positioning our business to take advantage of important trends in these markets. At the same time we are accelerating investments in IT services, we are decreasing investments in legacy products, which makes us more reliant on the IT services market.

There can be no assurance that our strategy will be successful. The market for IT services is relatively new and continues to evolve. While we believe our expertise, investments in infrastructure and breadth of services provides us with a strong foundation to compete, if we do not have sufficient customer demand to support our new services, our financial results may be harmed. Our success depends on the timing and market acceptance of our new products and services, our ability to market our services in a cost-effective manner to new customers, our ability to differentiate our services from those of our competitors, our ability to maintain and expand our sales to existing customers, our ability to strengthen awareness of our brand, our ability to develop an effective sales model for this strategy, our ability to provide quality implementation and customer support for these products and the reliability and quality of our services. To date the sales cycle for these services has been slower than our traditional communications products. If the market for these services fails to grow or continues to grow more slowly than we currently anticipate, or if our services fail to achieve widespread customer acceptance, our business would suffer. Any of the foregoing could adversely affect our results of operations and cash flows.

We may not be able to grow revenues from our evolving Business Services product portfolio to offset declining revenues from our legacy Business Services products and from our Consumer Services segment, which could adversely affect our results of operations and cash flows.

Revenues from our legacy products and services have been declining and we expect these revenues to continue to decline. Specifically, our legacy Business Services revenues, including traditional voice, lower-end broadband and web hosting, have been declining due to economic, competitive, technological and regulatory developments. Additionally, our consumer access subscriber base and revenues have been declining and are expected to continue to decline due to the continued maturation of the market for Internet access and competitive pressures in the industry. We believe our growth products are IT services, MPLS and hosted voice, and we are focused on growing revenues by selling these services to new and existing customers. However, we may not be successful in our efforts to increase revenues generated from our growth products to offset the revenue declines in our legacy products. If we are unable to successfully implement our strategy to counteract these declining revenues or if revenue growth takes longer than expected, it could adversely affect our business, financial condition, results of operations and cash flows.

We may not be able to develop the optimal sales model necessary to implement our business strategy.

Our ability to execute our growth strategy depends largely on our ability to develop the optimal sales model appropriate for our changing product portfolio, including our ability to identify the appropriate geographic markets to develop, to employ key sales and technical personnel and to engage productive indirect channel partners to execute that model. The shift in our strategic product portfolio requires continued change and improvements in marketing, sales and operational practices. To be successful, we must define the optimal sales model for getting our products to market. In addition, our ability to achieve growth in revenue will depend, in large part, on our success in effectively retaining and attracting skilled sales and support personnel. Finally, as we increase sales efforts through indirect channel partners, we are more reliant on third parties and have less control over the sales process for our products and services. If we are not successful in developing the optimal sales model or hiring, training, retaining and motivating employees, or if our current or future employees perform poorly, growth in the sales of our services and products may not materialize and our business will suffer.

We may be unsuccessful integrating acquisitions into our business, which could result in operating difficulties, losses and other adverse consequences.

We have completed two major acquisitions and several smaller acquisitions since December 2010, including our acquisitions of ITC^DeltaCom, One Communications and STS Telecom. Our management has been and continues to be involved in integrating these acquisitions into our business. Our ability to achieve the benefits of acquisitions depends in part on the successful integration and leveraging of technology, operations, sales and marketing channels and personnel. Integration and other risks associated with acquisitions can be more pronounced for larger and more complicated transactions or if multiple transactions are integrated simultaneously. The challenges and risks involved in the integration of our acquired businesses, as well as any future businesses that we may acquire, include:

- diversion of management's attention and resources that would otherwise be available for the current operation of our business;
- failure to fully achieve expected synergies and costs savings;
- higher integration costs than anticipated;
- the impact on employee morale and the retention of employees, many of whom may have specialized knowledge about the business;
- lost revenues or opportunities as a result of our current or potential customers or strategic partners deciding to delay or forego business;
- difficulties combining product offerings and entering into new markets in which we are not experienced;
- difficulties integrating the sales organizations of acquired companies;
- the integration of departments, operating support systems, such as provisioning and billing systems, and technologies, such as network equipment;
- the need to implement and maintain uniform controls, procedures and policies throughout all of our acquired companies or the need to remediate significant control deficiencies that may exist at acquired companies; and
- potential unknown liabilities.

We are currently integrating our operating support system and certain billing systems. This is a complicated undertaking requiring significant resources and expertise and support from third-party vendors. There are numerous critical deliverables to enable a successful launch, including: completion of systems development and testing, training for employees and careful process documentation. We believe the current operating support systems and processes are impacting sales productivity and effectiveness due to the significant degree of manual processing for quoting, sales order creation and service delivery processes which is more time consuming and prone to error than automated processing.

We may not realize anticipated synergies, cost savings, growth opportunities and operational efficiencies from our acquisitions, or the anticipated benefits may take longer or present greater costs to realize than expected. In addition, the failure to integrate our operating support and billing systems successfully or delay of integration could adversely affect our ability to implement our business plans. The occurrence or continuation of any of these risks could adversely affect our business, results of operations, financial condition and cash flows.

If we are unable to adapt to changes in technology and customer demands, we may not remain competitive, and our revenues and operating results could suffer.

We operate in an industry characterized by changing technology, changes in customer needs and frequent new service and product introductions. Our success will depend, in part, on our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer needs on a timely and cost-effective basis. We may not be able to adapt quickly enough to changing technology, customer requirements and industry standards. If the technology choices we make prove to be incorrect, ineffective or unacceptably costly, we may not be able to compete effectively. In addition, new technologies may be protected by patents or other intellectual property laws, and, therefore, may be available only to our competitors.

Our failure to achieve operating efficiencies will adversely affect our results of operations.

We have an operating framework that includes a disciplined focus on operational efficiency. The success of our operating efficiency and cost reduction initiatives is necessary to align costs with trends in revenues for our non-strategic products. If we do not recognize the anticipated benefits of our cost reduction opportunities in a timely manner, our results of operations and cash flows will decline. Additionally, we are incurring increased costs related to our Business Services growth strategy, such as our recent investments in our network and data centers and increased sales and marketing. If the increased costs required to support our revenue growth turn out to be greater than anticipated, or our resulting revenues lower than expected, we may be unable to improve our results of operations and/or cash flows.

As a result of our continuing review of our business, we may have to undertake further restructuring plans that would require additional charges, including incurring facility exit and restructuring charges.

In January 2013, we restructured our sales organization in order to better meet the needs of the IT services market, which resulted in a reduction in our sales workforce and some office closings. We decided to exit telecom systems sales early in 2013 to enable focus on our hosted VoIP platform for new voice customers, which also resulted in a small number of position eliminations. We will continue to evaluate our business, which may result in restructuring activities or changes in estimates to amounts previously recorded. We may choose to divest certain business operations based on our management's assessment of their strategic value to our business, consolidate or close certain facilities or outsource certain functions. Decisions to eliminate or limit certain business operations in the future could involve the expenditure of capital, consumption of management resources, realization of losses, transition and wind-up expenses, further reduction in workforce, impairment of the value of purchased assets, facility consolidation and the elimination of revenues along with associated costs, any of which could cause our operating results to decline and may fail to yield the expected benefits. Engaging in further restructuring activities could result in additional charges and costs, including facility exit and restructuring costs, and could adversely affect our business, financial position, results of operations and cash flows.

Unfavorable general economic conditions could harm our business.

Unfavorable general economic conditions, including recession and disruptions to the credit and financial markets, could negatively affect our business. These conditions could adversely affect the affordability of, and customer demand for, some of our products and services and could cause customers to delay or forego purchases of our products and services, especially our IT services. Many of our existing and target customers are small and medium-sized businesses. We believe these businesses are more likely to be affected by economic downturns than larger, more established businesses. Unfavorable general economic conditions could cause business customers to reduce technology spending, which could negatively impact sales of our growth services. In addition, our business customers may not be able to obtain adequate access to credit, which could affect their ability to make timely payments to us. One or more of these circumstances could cause our revenues to decline, churn to increase, allowance for doubtful accounts and write-offs of accounts receivable to increase or otherwise adversely affect our business, financial position, results of operations and cash flows.

Unfavorable general economic conditions could also negatively impact third-party vendors we rely on for services and network equipment integral to our business. If these vendors encounter financial difficulties, their ability to supply services and network equipment to us may be curtailed. If such vendors were to fail, we may not be able to replace them without disruption to, or deterioration of, our service and we may incur higher costs associated with new vendors. If we were required to purchase another manufacturer's equipment, we could incur significant initial costs to integrate the equipment into our network and to train personnel to use the new equipment. Any interruption in the services provided by our third-party vendors could adversely affect our business, financial position, results of operations and cash flows.

We may be unable to successfully identify, manage and assimilate future acquisitions, which could adversely affect our results of operations.

We expect to continue to evaluate and consider potential strategic transactions in order to grow our business. At any given time, we may be engaged in discussions or negotiations with respect to one or more of such transactions that may be material to our financial condition and results of operations. There can be no assurance that any such discussions or negotiations will result in the consummation of any transaction, or that we will identify appropriate transactions on terms acceptable to us. Future acquisitions may result in significant costs and expenses and charges to earnings, including those related to severance, employee benefit costs, retention costs for executive officers and key employees, asset impairment charges, integration costs, charges from the elimination of duplicative facilities and contracts, unexpected liabilities, legal, accounting and financial advisory fees. Adverse capital markets conditions could also negatively impact our ability to make acquisitions. Additionally, future acquisitions may result in the dilutive issuances of equity securities, use of our cash resources, incurrence of debt or contingent liabilities, amortization expense related to acquired definite-lived intangible assets or the potential impairment of amounts capitalized as intangible assets, including goodwill. Any of these items could adversely affect our business, financial condition, results of operations and cash flows.

We also may experience risks relating to the challenges and costs of closing a transaction and the risk that an announced transaction may not close. Completion of certain acquisition transactions are conditioned upon, among other things, the receipt of government approvals, including from the Federal Communications Commission ("FCC") and certain state public utility commissions. Failure to complete a pending transaction would prevent us from realizing the anticipated benefits. We would also remain liable for significant transaction costs, including legal and accounting fees, whether or not the transaction is completed. We may also face increased market risks due to delays in completing transactions due to the need to receive these approvals. In addition, the market price of our common stock may reflect a market assumption as to whether the transaction will occur. Consequently, the completion of, or a failure to complete, a transaction could result in a significant change in the market price of our common stock.

Risks Related to Our Business Services Segment

We face significant competition in the communications and IT services industry that could reduce our profitability.

The communications industry is highly competitive, and we expect this competition to intensify. These markets are rapidly changing due to industry consolidation, an evolving regulatory environment and the emergence of new technologies. We compete directly or indirectly with incumbent local exchange carriers ("ILECs"), such as AT&T, CenturyLink, Inc. and Verizon Communications Inc.; competitive telecommunications companies ("CLECs"), such as Level 3 Communications Inc., MegaPath, Inc., Windstream Corporation and XO Communications; interexchange carriers, such as Sprint Nextel Corporation; wireless and satellite service providers; cable service providers, such as Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc. and Time Warner Cable; and stand-alone VoIP providers. We experience significant pricing and product competition from AT&T and other incumbents that are the dominant providers of telecommunications services in our markets. We have reduced, and may be required to further reduce, some or all of the prices we charge for our retail local, long distance and data services.

The IT services industry is also highly competitive. These markets are highly fragmented and evolving. Competitors range in size from small, local independent firms to very large telecommunications companies, hardware manufacturers and system integrators. We compete directly or indirectly with telecommunications companies such as AT&T, CenturyLink, Level 3 and Verizon; system integrators such as Accenture, CSC, Hewlett-Packard and IBM; managed hosting and cloud providers such as Amazon Web Services, Equinix, Inc., Internap Network Services Corporation, Rackspace Hosting, Inc. and Web.com Group, Inc.; and managed security companies such as Perimeter eSecurity and Dell Secure Works.

We believe the primary competitive factors in the communications and IT services industries include price, availability, reliability of service, network security, variety of service offerings, quality of service and reputation of the service provider. While we believe our business services compete favorably based on some of these factors, we are at a competitive disadvantage with respect to certain of our competitors. Many of our current and potential competitors have greater market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours; own larger and more diverse networks; are subject to less regulation; or have substantially stronger brand names. In addition, industry consolidation has resulted in larger competitors that have greater economies of scale. Consequently, these competitors may be better equipped to charge lower prices for their products and services, to provide more attractive offerings, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, to increase prices that we pay for wholesale inputs to our services and to devote greater resources to the marketing and sale of their products and services.

Competition could adversely impact us in several ways, including: (i) the loss of customers and resulting revenue; (ii) the possibility of customers reducing their usage of our services or shifting to less profitable services; (iii) reduced traffic on our networks; (iv) the need to expend substantial time or money on new capital improvement projects; and (v) the need to lower prices or increase marketing expenses to remain competitive.

Decisions by legislative or regulatory authorities, including the Federal Communications Commission relieving incumbent carriers of certain regulatory requirements, and possible further deregulation in the future, may restrict our ability to provide services and may increase the costs we incur to provide these services.

We rely in significant part on purchasing wholesale services, including special access services, and leasing network facilities from AT&T, CenturyLink, Verizon and other incumbent carriers. Over the past several years, the FCC has reduced or eliminated a number of regulations governing the incumbent carriers' offerings, which has had the impact of reducing these carriers' competition-related obligations. These FCC actions include removal of local switching and other network elements from the list of elements that the incumbent carriers must provide on an unbundled basis at TELRIC cost-based rates, as well as the grant of broad pricing flexibility to incumbents for their special access services in many areas. If the FCC continues to reduce or eliminate regulations governing incumbent carriers, and if the incumbent carriers do not continue to permit us to purchase these services from them under commercial arrangements at reasonable rates, our business could be adversely affected and our cost of providing local service could increase. This can have a significant adverse impact on our operating results and cash flows.

The incumbent carriers regularly attempt to further reduce their competition-related obligations to non-incumbent carriers like us. Most recently, in November 2012 AT&T filed a petition with the FCC requesting that the FCC open a proceeding "to facilitate... the transition" from technology platforms such as copper loops to IP-based platforms, which proceeding could have the effect of further reducing the local competition-related obligations of the incumbent carriers. In addition, the FCC has established a task force to coordinate its efforts on IP interconnection. Likewise, certain states have taken steps to address IP interconnection. If the FCC, Congress, state legislatures or state regulatory agencies were to adopt measures further reducing the local competition-related obligations of the incumbents or allowing those carriers to increase further the rates we must pay, we could experience additional increases in operating costs that would negatively affect our operating results and cash flows. In addition, the FCC currently is considering whether and how to reform its special access rules. We rely to a considerable extent on interstate special access services purchased from the incumbent carriers in order to connect to our customers. If the FCC adopts rules that do not protect our ability to purchase these services at reasonable prices on non-discriminatory terms as compared to our competitors, our business could be adversely affected.

If we are unable to interconnect with AT&T, Verizon and other incumbent carriers on acceptable terms, our ability to offer competitively priced local telephone services will be adversely affected.

To provide local telephone services, we must interconnect with and resell the services of the incumbent carriers to supplement our own network facilities, pursuant to interconnection agreements between us and the incumbent carriers. We operate under interconnection agreements with AT&T, CenturyLink, Fairpoint Communications, Frontier Communications, Verizon and Windstream. An interconnection agreement typically has a term of three years, although the parties may mutually agree to extend or amend such agreements. Federal law requires these carriers to negotiate the terms of interconnection agreements with us in good faith, but if such negotiations are unsuccessful, we may be forced into an expensive arbitration proceeding before state PUCs, with an uncertain outcome. If we are not able to renegotiate or enter into interconnection agreements on acceptable terms, or if we are subject to unfavorable arbitration decisions, our cost of doing business could increase and our ability to compete could be impeded. Moreover, our interconnection agreements and traffic exchange agreements with companies other than ILECs (such as wireless and VoIP providers and other competitive carriers) are not subject to the statutory arbitration mechanism, making it potentially more difficult to reach any agreement on terms that we view as acceptable. If we are unable to enter into or maintain favorable interconnection agreements in our markets, our ability to provide local services on a competitive and profitable basis may be adversely affected. Any successful effort by the incumbent carriers to deny or substantially limit our access to their network elements or wholesale services (in commercial agreements or by regulatory petition or otherwise) also would harm our ability to provide local telephone services. For example, Verizon's recent efforts to accelerate replacement of copper with fiber in certain parts of New York and New Jersey affected by Hurricane Sandy could result in increased costs to provide services in these areas or in other areas where the ILECs may seek to replace coper with fiber.

Our operating performance will suffer if we are not offered competitive rates for the access services we need to provide our long distance services.

We depend on other communications companies to originate and terminate a significant portion of the long distance traffic initiated by our customers. The FCC regulates the access rates charged by local carriers to interexchange carriers for the origination and termination of long distance traffic. These access rates make up a significant portion of the cost of providing long distance service. In late 2011, the FCC adopted policy changes that over time are reducing carriers' access rates. These rules significantly alter the manner in which all carriers, including carriers that use different service platforms such as wireless and VoIP, are compensated for the origination and termination of telecommunications traffic. These rules have generally reduced the rates that we pay for our access services. Our operating performance will suffer if we are not offered these access services at rates that are substantially equivalent to the costs of, and rates charged to, our competitors and that permit profitable pricing of our long distance services.

We may experience reductions in switched access and reciprocal compensation revenue.

We may experience declines in revenues for switched access and reciprocal compensation as a result of lower volume of traditional long distance voice minutes and FCC and state regulations compelling a reduction of switched access and reciprocal compensation rates. In late 2011, the FCC adopted policy changes that over time are reducing carriers' access rates. In July 2012, we modified our applicable state access tariffs and billing to implement the FCC's required reduction in intrastate access charges. These rules have resulted in a loss of revenues and an increase in our volume of carrier disputes, and we expect this to continue. Switched access and reciprocal compensation together have been declining over time. There can be no assurance that we will be able to compensate for the reduction in intercarrier compensation revenue with other revenue sources or increased volume.

Failure to obtain and maintain necessary permits and rights-of-way could interfere with our network infrastructure and operations.

We must negotiate and manage agreements with state highway authorities, local governments, transit authorities, local telephone companies and other utilities, railroads, long distance carriers and other parties to obtain and maintain rights-of-way and similar franchises and licenses needed to install, operate and maintain fiber optic cable and our other network elements. If any of these authorizations terminate or lapse, our operations could be adversely affected.

We have substantial business relationships with several large telecommunications carriers, and some of our customer agreements may not continue due to financial difficulty, acquisitions, non-renewal or other factors, which could adversely affect our wholesale revenue and results of operations.

We generate wholesale revenue from the sale of transmission capacity to other telecommunications carriers and have substantial business relationships with several large telecommunications carriers for whom we provide services. Replacing this wholesale revenue may be difficult because individual enterprise and small to medium business customers tend to place smaller service orders than our larger carrier customers. In addition, pricing pressure on services that we sell to our carrier customers may challenge our ability to grow revenue from carrier customers. As a result, if our larger carrier customers terminate the services they receive from us, our wholesale revenues and results of operations could be adversely affected.

We obtain a majority of our network equipment and software from a limited number of third-party suppliers.

We obtain the majority of our network equipment and software from a limited number of third-party suppliers. We also rely on these suppliers for technical support and assistance. If any of these relationships is terminated or if the third-party suppliers were to otherwise fail to provide necessary equipment and software, our ability to efficiently maintain, upgrade or expand our network could be impaired. Although we believe that we would be able to address our future equipment needs with equipment obtained from other suppliers, we cannot assure that such equipment would be compatible with our network without significant modifications or cost, if at all. If we were unable to obtain the equipment necessary to maintain our network, our ability to attract and retain customers and provide our services would be impaired.

Work stoppages experienced by other communications companies on whom we rely for service could adversely impact our ability to provision and service our customers.

To offer voice and data services, we must interconnect our network with the networks of the incumbent carriers. We place a significant amount of reliance on these carriers to provide these connections promptly after we place the order, so that we can complete the provisioning of services for our customers. Work stoppages experienced by AT&T Inc.,Verizon Communications, Inc. or any other carrier on which we rely, whether due to labor disputes or other matters, could adversely affect our business through unanticipated delays in the delivery of services purchased to our customers and increased prices to source purchases through alternative vendors, and ultimately could result in cancellation of pending orders. Additionally, work stoppages could result in delays in scheduled or necessary maintenance events in response to trouble tickets or outages on our vendor's networks for existing customer services or for services that we purchase from them for our own needs. Any such disruption could have an adverse effect on our business, our results of operations and cash flows.

Risks Related to Our Consumer Services Segment

Our commercial and alliance arrangements may not be renewed or may not generate expected benefits, which could adversely affect our results of operations.

A significant number of our new consumer subscribers are generated through our agreements with Time Warner Cable and Bright House Networks, Dish Network and other strategic alliances. Generally, our strategic alliances and marketing relationships are not exclusive and may have a short term. Our agreement with Time Warner Cable and Bright House Networks expires in October 2013. Our agreement with Dish Network operates on an annual renewal basis and expires in August 2013. There are no assurances we will be able to renew these agreements or other strategic alliances as they expire or otherwise terminate, or that we will receive the same benefits as we do today if the agreements are extended. Our inability to maintain our marketing relationships or establish new marketing relationships could result in delays and increased costs in adding paying subscribers and adversely affect our ability to add new customers, which could, in turn, have a material adverse effect on us. In addition, there is no commitment for Time Warner Cable and Bright House Networks and other partners to provide us with new customers and these partners may market their own services rather than ours. We have experienced a decrease in new consumer subscribers as a result of decreased marketing efforts of some of our partners. Further decreases in the number of new consumer subscribers generated through these relationships could adversely affect our results of operations.

Our consumer business is dependent on the availability of third-party network service providers.

Our consumer business depends on the capacity, affordability, reliability and security of third-party network service providers. Only a small number of providers offer the network services we require, and the majority of our network services are currently purchased from a limited number of network service providers. Our largest providers of broadband connectivity are AT&T, Bright House Networks, CenturyLink, Comcast Corporation, MegaPath, Time Warner Cable and Verizon. Many network service providers have merged and may continue to merge, which would reduce the number of suppliers from which we could purchase network services.Our principal provider for narrowband services is Level 3 Communications, Inc. We also purchase narrowband services from certain regional and local providers. Level 3 is planning on decommissioning its managed modem network at the end of 2013 and we will have to transition customers to other narrowband providers.

We cannot be certain of renewal or non-termination of our contracts or that legislative or regulatory factors will not affect our contracts. Our results of operations could be materially adversely affected if we are unable to renew or extend contracts with our current network service providers on acceptable terms, renew or extend current contracts with our network service providers at all, acquire similar network capacity from other network providers, or otherwise maintain or extend our footprint. Additionally, each of our network service providers sells network access to some of our competitors and could choose to grant those competitors preferential network access or pricing. Many of our network service providers compete with us in the market to provide consumer Internet access. As our consumer business continues to decline, our vendors may not want to continue their relationship with us or do so at current prices. In addition, as our consumer subscribers continue to decline, our value-added partners may raise their wholesale prices or discontinue their partnering relationship with us. Such events may cause us to incur additional costs, pay increased rates for wholesale access services, increase the retail prices of our service offerings and/or discontinue providing retail access services, any of which could adversely affect our ability to compete in the market for consumer access services.

We face significant competition in the Internet access industry that could reduce our profitability.

The Internet access industry is extremely competitive, and we expect competition to continue to intensify. We compete directly or indirectly with national communications companies and local exchange carriers, such as AT&T, CenturyLink, Verizon and Windstream; cable companies providing broadband access, including Charter Communications, Inc., Comcast, Cox Communications, Inc. and Time Warner Cable; local and regional ISPs; established online services companies, such as AOL and the Microsoft Network; free or value-priced ISPs, such as United Online, Inc. which provides service under the brands Juno and NetZero; wireless Internet service providers; content companies and email providers, such as Google and Yahoo!; social networking companies, such as Facebook; and satellite and fixed wireless service providers. In addition, technologies such as 4G, Ethernet or other alternatives to network access, have products or services that compete with ours. Competitors for our advertising services also include content providers, large web publishers, web search engine and portal companies, Internet advertising providers, content aggregation companies, social-networking web sites, and various other companies that facilitate Internet advertising.

We believe the primary competitive factors in the Internet access industry are price, speed, features, coverage area and quality of service. While we believe our Internet access services compete favorably based on some of these factors when compared to some Internet access providers, we are at a competitive disadvantage relative to some or all of these factors with respect to other of our competitors. Current and potential competitors include many large companies that have substantially greater market presence and greater financial, technical, marketing and other resources than we have. Our dial-up Internet access services do not compete favorably with broadband services with respect to speed, and dial-up Internet access services no longer have a significant, if any, price advantage over certain broadband services. Most of the largest providers of broadband services, such as cable and telecommunications companies, control their own networks and offer a wider variety of services than we offer, including voice, data and video services. Their ability to bundle services and to offer broadband services at prices below the price that we can profitably offer comparable services puts us at a competitive disadvantage. In addition, our only significant access to offer broadband services over cable is through our agreement with Time Warner Cable and Bright House Networks.

Competition could adversely impact us in several ways, including: (i) the loss of customers and resulting revenue; (ii) the possibility of customers shifting to less profitable services; (iii) the need to lower prices of our services; and (iv) the need to increase marketing expenses or other operating costs to remain competitive. We experience pricing pressures for our consumer access services, particularly our consumer broadband services, due to competition, volume-based pricing and other factors. Many providers have reduced and may continue to reduce the retail price of their Internet access services to maintain or increase their market share, which could cause us to reduce, or prevent us from raising, our prices. We may encounter further market pressures to: migrate existing customers to lower-priced service offerings; restructure service offerings to offer more value; reduce prices; and respond to particular short-term, market-specific situations, such as special introductory pricing or new product or service offerings. Any of the above could adversely affect our revenues and profitability.

The continued decline of our consumer access subscribers, combined with the change in mix of our consumer access base from narrowband to broadband, will adversely affect our results of operations.

During the year ended December 31, 2012, our average consumer access subscribers decreased from 1.5 million to 1.2 million. Our consumer access subscriber base and revenues have been declining due to continued maturation of the market for Internet access and competitive pressures in the industry. We expect our consumer access subscriber base and revenues to continue to decline, which will adversely affect our profitability and results of operations. In addition, we have done, and expect to continue to do, targeted price increases, which could negatively impact our churn rates. Our strategy for consumer access subscribers is to engage in limited sales and marketing efforts and focus instead on retaining customers and adding customers that are more likely to produce an acceptable rate of return. If we do not maintain our relationships with current customers or acquire new customers, our revenues will decline and our profitability will be adversely affected.

Changes in the mix of our consumer access subscriber base, from narrowband access to broadband access, have also negatively affected our consumer access profitability. Our consumer broadband access services have lower gross margins due to the higher costs associated with delivering broadband services. Our ability to provide these services profitably is dependent upon cost-effectively purchasing wholesale broadband access and managing the costs associated with delivering broadband services. While we continuously evaluate cost reduction opportunities associated with the delivery of broadband access services, our overall profitability will be adversely affected if we are unable to continue to manage and reduce costs associated with the delivery of broadband services. In addition, we will not be able to reduce costs proportional to our revenue declines over time.

Potential regulation of Internet service providers could adversely affect our operations.

Narrowband. Our Internet access services are not currently subject to substantial regulation by the FCC or state public utilities commissions. Both Congress and the FCC are considering proposals that involve greater regulation of IP-based service providers. Depending on the content and scope of any regulations, the imposition of such regulations could have a material adverse effect on our business and the profitability of our services. Currently, narrowband Internet access is classified as an "information service" and is not subject to traditional telecommunications services regulation, such as licensing or pricing regulation. Any change to these rules that would apply per-minute carrier access charges to dial-up Internet access traffic could significantly impact our costs for this service. While Internet traffic is not subject to the FCC's carrier access charge regime, intercarrier compensation for dial-up ISP bound traffic is regulated by the FCC. The FCC has established a uniform, nationwide rate for ISP-bound traffic.

Broadband. Broadband Internet access is also currently classified as an "information service." While current policy exempts broadband access services from the Universal Service Fund ("USF"), the Congress and FCC may consider expanding the USF to include broadband Internet access services. This change could allow broadband service providers to receive a subsidy for deploying broadband in rural and underserved areas, but it will most likely require broadband service providers to contribute to the fund as well. If broadband Internet access providers become subject to USF contribution obligations, they would likely impose a USF surcharge on end users. Such a surcharge will raise the effective cost of our broadband services to our customers, which could adversely affect customer satisfaction and have an adverse impact on our revenues and profitability.

VoIP. The current regulatory environment for VoIP services remains unclear, as the FCC has not decided whether VoIP is an "information service" or "telecommunications service". Classifying VoIP as a telecommunications service could require us to obtain a telecommunications license for VoIP services. However, under FCC rules, our VoIP services are required to comply with many of the same regulatory obligations, including payment of fees, as legacy telephone services. Also, under rules adopted by the FCC in November 2011, VoIP services are now subject to a modified interstate access charge regime, although the rules provide for these charges to be phased out over a period of several years. In addition, our E911 emergency service for our VoIP services is different in significant respects from the emergency calling services offered by traditional wireline telephone companies. Those differences may cause significant delays, or even failures, in callers' receipt of the emergency assistance they need. VoIP providers are not currently protected by legislation, so any resulting liability could be substantial.

General Risks

If we, or other industry participants, are unable to successfully defend against disputes or legal actions, we could face substantial liabilities or suffer harm to our financial and operational prospects.

We are currently a party to various disputes, litigation or other legal proceedings arising from normal business activities, including regulatory audits, trademark and patent infringement, billing disputes, rights of access, tax, consumer protection, employment and tort. The result of any current or future disputes, litigation or other legal proceedings is inherently unpredictable. Defending against disputes, litigation or other legal proceedings may involve significant expense and diversion of management's attention and resources from other matters. Due to the inherent uncertainties of litigation, we may not prevail in these actions. In addition, our ongoing operations may subject us to litigation risks and costs in the future. Both the costs of defending lawsuits and any settlements or judgments against us could adversely affect our results of operations.

We are also subject to the risks associated with the resolution of various third-party disputes, lawsuits, arbitrations and proceedings affecting our Business Services segment. The deregulation of the telecommunications industry, the implementation of the Telecommunications Act of 1996, the evolution of telecommunications infrastructure from time-division multiplexing to Internet Protocol, and the distress of many carriers in the telecommunications industry as a result of continued competitive factors and financial pressures have resulted in the involvement of numerous industry participants in disputes, lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues that will be important to our financial and operational success. These issues include the interpretation and enforcement of existing interconnection agreements and tariffs, the terms of new interconnection agreements, operating performance obligations, intercarrier compensation, treatment of different categories of traffic (for example, traffic originated or terminated on wireless or VoIP), the jurisdiction of traffic for intercarrier compensation purposes, the wholesale services and facilities available to us, the prices we will pay for those services and facilities and the regulatory treatment of new technologies and services.

We may be accused of infringing upon the intellectual property rights of third parties, which is costly to defend and could limit our ability to use certain technologies in the future.

From time to time third parties have alleged that we infringe on their intellectual property rights and we expect to continue to be subject to such claims. We may be unaware of filed patent applications and of issued patents that could be related to our products and services. Some of the largest communications providers, such as AT&T, Sprint Nextel and Verizon, have substantial patent holdings. These providers have successfully asserted their claims against some communications companies, and have filed pending lawsuits against various competitive carriers. While we have been subject to these disputes in the past, the number has increased since our acquisitions of ITC^DeltaCom and One Communications. Certain of these claims are made by patent holding companies that are not operating companies. The alleging parties generally seek royalty payments for prior use as well as future royalty streams. Defending against disputes, litigation or other legal proceedings, whether or not meritorious, may involve significant expense and diversion of management's attention and resources from other matters. Due to the inherent uncertainties of litigation, we may not prevail in these actions. Both the costs of defending lawsuits and any settlements or judgments against us could adversely affect our results of operations.

We may not be able to protect our intellectual property.

We regard our trademarks, including EarthLink, EarthLink Business, EarthLink Carrier and PeoplePC, as valuable assets to our business. In particular, we believe the strength of these brands among existing and potential customers is important to the success of our business. Additionally, our EarthLink, EarthLink Business, EarthLink Carrier and PeoplePC service marks, proprietary technologies, domain names and similar intellectual property are also important to the success of our business. We principally rely upon trademark law as well as contractual restrictions to establish and protect our technology and proprietary rights and information. We require employees and consultants and, when possible, suppliers and distributors to sign confidentiality agreements, and we generally control access to, and distribution of, our technologies, documentation and other proprietary information. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Third parties may infringe or misappropriate our trademarks and similar proprietary rights. If we are unable to protect our proprietary rights from unauthorized use, our brand image may be harmed and our business may suffer. In addition, protecting our intellectual property and other proprietary rights is expensive and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our results of operations.

We may be unable to hire and retain sufficient qualified personnel, and the loss of any of our key executive officers could adversely affect us.

Our business depends on our ability to hire and retain key executive officers, senior management, sales and other key personnel, many of whom have significant experience in our industry and whose expertise is required to successfully transition our business into an IT services company. There is substantial and continuous competition for highly skilled sales and IT personnel. Acquisitions and workforce reductions may affect our ability to retain or replace key personnel, harm employee morale and productivity or disrupt our business. Key employees may depart because of issues relating to the uncertainty and difficulty resulting from integration changes or a desire not to remain with us following a merger transaction or a restructuring. Effective succession planning is important to our long-term success. Failure to ensure effective transfer of knowledge and transitions involving key employees could hinder execution of our business strategies. Finally, the loss of any of our key executives could impair our ability to execute our business strategy or otherwise have a material adverse effect on us.

Our business depends on effective business support systems and processes.

Our business relies on our data, billing and other operational and financial reporting and control systems. To effectively manage our information technology infrastructure, we will need to continue to maintain our data, billing and other operational and financial systems, procedures and controls, which can be costly. We have experienced system failures from time to time, and any interruption in the availability of our business support systems, in particular our billing systems, could result in an immediate, and possibly substantial, loss of revenues. Our ability to maintain, expand and update our information technology infrastructure in response to acquisitions, growth and changing needs is important to the continued implementation of our business strategy. In addition, as our consumer business continues to decline, we are more dependent on fewer individuals to maintain our internal consumer business systems. Our inability to maintain, expand or upgrade our technology infrastructure could have adverse consequences, which could include the delayed implementation of new service offerings, increased acquisition integration costs, service or billing interruptions and the diversion of development resources.

Privacy concerns relating to our business could damage our reputation and deter current and potential users from using our services.

Concerns about our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. We strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies. However, any failure or perceived failure to comply with these laws, regulations or policies may result in proceedings or actions against us by government entities or others, which could have an adverse effect on our business.

Federal and state governments have adopted consumer protection laws and undertaken enforcement actions to address advertising and user privacy. Our services and business practices, or changes to our services and business practices could subject us to investigation or enforcement actions if we fail to adequately comply with applicable consumer protection laws. Existing and future federal and state laws and regulations also may affect the manner in which we are required to protect confidential customer data and other information, which could increase the cost of our operations and our potential liability if the security of our confidential customer data is breached.

Cyber security breaches could harm our business.

The services we offer involve the storage and transmission of customers' proprietary information and cyber security breaches expose us to a risk of unauthorized access to this information. The risk that a security breach could seriously harm our business is likely to increase as we expand our cloud and IT solutions business. We are regularly subject to cyber security attacks and are also subject to employee error or malfeasance or other disruptions, although no attack or other disruption has had material consequences to date. Techniques used to obtain unauthorized access to, or to sabotage systems, change frequently and generally are not recognized until launched against a target. We may be required to use significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. A material security breach could damage our reputation, increase our security costs, expose us to litigation and lead to the loss of existing or potential customers. If our services are perceived as not being secure, our business, including our strategy to serve as an IT services company for small and medium-sized businesses with IT and network security needs, may be adversely affected.

Interruption or failure of our network and information systems and other technologies could impair our ability to provide our services, which could damage our reputation and harm our operating results.

Our success depends on our ability to provide reliable service. Our network, network operations centers, central offices, corporate headquarters and those of our third party service providers are vulnerable to damage or interruption from fires, earthquakes, hurricanes, tornados, floods and other natural disasters, terrorist attacks, power loss, capacity limitations, telecommunications failures, software and hardware defects or malfunctions, break ins, sabotage and vandalism, human error and other disruptions that are beyond our control. Some of our systems are not fully redundant, and our disaster recovery planning may not be adequate. We have experienced interruptions in service in the past due to factors such as vulnerabilities in equipment, configuration, design and operating procedures. We also experience interruptions due to cable damage, theft of our equipment, power outages, inclement weather and service failures of our third-party service providers. We may experience service interruptions or system failures in the future. We are investing significant capital to enhance, expand and increase the reliability of our network, but these capital expenditures may not achieve the results we expect. The occurrence of any disruption or system failure may result in a loss of business, increase expenses, damage our reputation for providing reliable service, subject us to additional regulatory scrutiny or expose us to litigation and possible financial losses, any of which could adversely affect our business, financial position, results of operations and cash flows.

Government regulations could adversely affect our business or force us to change our business practices.

Our services are subject to varying degrees of federal, state and local regulation. Federal, state and local regulations governing our services are the subject of ongoing judicial proceedings, rulemakings and legislative initiatives that could change the manner in which our industry operates and affect our business. Changes in regulations or in governing legislation, such as the Telecommunications Act of 1996, could have a significant effect on our business, particularly if the change impairs our ability to interconnect with incumbent carrier networks, lease portions of other carriers' networks or resell their services at reasonable prices, or lease elements of networks of the ILECs under acceptable rates, terms and conditions. We cannot predict the outcome of any ongoing legislative initiatives or administrative or judicial proceedings or their potential impact upon the communications and information technology industries generally or upon us specifically.

Failure to make proper payments for federal USF assessments, FCC regulatory fees or other amounts mandated by federal and state regulations; failure to maintain proper state tariffs and certifications; failure to comply with federal, state or local laws and regulations; failure to obtain and maintain required licenses, franchises and permits; imposition of burdensome license, franchise or permit requirements for us to operate in public rights-of-way; and imposition of new burdensome or adverse regulatory requirements could limit the types of services we provide or the terms on which we provide these services.

Our business also is subject to a variety of other U.S. laws and regulations from various entities, including the Federal Trade Commission, the Environmental Protection Agency and the Occupational Safety and Health Administration, as well as by state and local regulatory agencies, that could subject us to liabilities, claims or other remedies. Compliance with these laws and regulations is complex and may require significant costs. In addition, the regulatory framework relating to Internet and communications services is evolving and both the federal government and states from time to time pass legislation that impacts our business. It is likely that additional laws and regulations will be adopted that would affect our business. We cannot predict the impact future laws, regulatory changes or developments may have on our business, financial condition, results of operations or cash flows. The enactment of any additional laws or regulations, increased enforcement activity of existing laws and regulations, or claims by individuals could significantly impact our costs or the manner in which we conduct business, all of which could adversely affect our results of operations and cause our business to suffer.

Regulatory audits have in the past, and could in the future, result in increased costs.

We are subject to regulatory audits in the ordinary course of business with respect to various matters, including audits by the Universal Service Administrative Company on USF assessments and payments. These audits can cover periods for several years prior to the date the audit is undertaken and could result in the imposition of liabilities, interest and penalties if our positions are not accepted by the auditing entity. Our financial statements contain reserves for certain of such potential liabilities which we consider reasonable. During the second quarter of 2012, we recorded an $8.3 million charge to increase our reserves for regulatory audits, primarily an audit currently being conducted by the Universal Service Administrative Company on previous ITC^DeltaCom Universal Service Fund assessments and payments. Calculation of payments due with respect to these matters can be complex and subject to differences in interpretation. As a result, these audits could result in liabilities in excess of such reserves which could adversely affect our results of operations.

Our business may suffer if third parties are unable to provide services or terminate their relationships with us.

Our business and financial results depend, in part, on the availability and quality of certain third-party service providers. Specifically, we rely on third parties for customer service and technical support, web hosting services, certain billing and collection services and E911 service for our VoIP services. Our Consumer Services segment relies primarily on one customer service and technical support vendor. We may have to increase the price we pay or find a new supplier, which could impact our customers' experience and increase churn. We are not currently equipped to provide the necessary range of service and support functions in the event that any of our service providers become unable or unwilling to offer these services to us. Our outsourced customer support providers utilize international locations to provide us with customer service and technical support services, and as a result, our customer support providers may become subject to financial, economic, environmental and political risks beyond our or the providers' control, which could jeopardize their ability to deliver customer service and technical support services. In addition, our VoIP services, including our E911 service, depend on the proper functioning of facilities and equipment owned and operated by third parties and is, therefore, beyond our control. If one or more of our service providers does not provide us with quality services, or if our relationship with any of our third party vendors terminates and we are unable to provide those services internally or identify a replacement vendor in an orderly, cost-effective and timely manner, our business, financial position, results of operations and cash flows could suffer.

We may be required to recognize impairment charges on our goodwill and intangible assets, which would adversely affect our results of operations and financial position.

As of December 31, 2012, we had approximately $379.4 million of goodwill and $214.7 million of other intangible assets. Of the goodwill, $290.5 million was allocated to our Business Services reporting unit and $88.9 million was allocated to our Consumer Services reporting unit. We perform an impairment test of our goodwill annually during the fourth quarter of our fiscal year or when events occur or circumstances change that would more-likely-than-not indicate that goodwill or any such assets might be impaired. We evaluate the recoverability of our definite-lived intangible assets for impairment when events occur or circumstances change that would indicate that the carrying amount of an asset may not be recoverable. Factors that may be considered a change in circumstances, indicating that the carrying value of our goodwill or intangible assets may not be recoverable, include a decline in stock price and market capitalization, reduced future cash flow estimates, higher customer churn and slower growth rates in our industry. The estimated fair value of our Business Services reporting unit exceeded its carrying value by approximately 3% in our fiscal 2012 goodwill impairment test. Deterioration in estimated future cash flows in this reporting unit could result in future goodwill impairment. As we continue to assess the ongoing expected cash flows and carrying amounts of our goodwill and other intangible assets, changes in economic conditions, changes to our business strategy, changes in operating performance or other indicators of impairment could cause us to record a significant impairment charge during the period in which the impairment is determined, negatively impacting our results of operations and financial position.

We may have exposure to greater than anticipated tax liabilities and the use of our net operating losses and certain other tax attributes could be limited in the future.

As of December 31, 2012, we had approximately $493.6 million of tax net operating losses for federal income tax purposes and approximately $786.4 million of tax net operating losses for state income tax purposes, which includes federal and state net operating losses acquired in connection with our acquisitions. The tax net operating losses for federal income tax purposes begin to expire in 2019 and the tax net operating losses for state income tax purposes began to expire in 2012.

Our future income taxes could be adversely affected by changes in the valuation of our deferred tax assets and liabilities, including the realizability of these assets, or by changes in tax laws, regulations, accounting principles or interpretations thereof. Our determination of our tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial condition. In addition, the determination of our provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

An "ownership change" that occurs during a "testing period" (as such terms are defined in Section 382 of the Internal Revenue Code of 1986, as amended) could place significant limitations, on an annual basis, on the use of such net operating losses to offset future taxable income we may generate. In general, future stock transactions and the timing of such transactions could cause an "ownership change" for income tax purposes. Such transactions may include our purchases under our share repurchase program, additional issuances of common stock by us and acquisitions or sales of shares by certain holders of our shares, including persons who have held, currently hold, or may accumulate in the future five percent or more of our outstanding stock. Many of these transactions are beyond our control. Calculations of an "ownership change" under Section 382 are complex and to some extent are dependent on information that is not publicly available. The risk of an "ownership change" occurring could increase if additional shares are repurchased, if additional persons acquire five percent or more of our outstanding common stock in the near future and/or current five percent stockholders increase their interest. Due to this risk, we monitor our purchases of additional shares of our common stock. Since an "ownership change" also could result from a change in control of our company, with subsequent annual limitations on the use of our net operating losses, this could discourage a change in control.

Risks Related to Our Liquidity and Financial Resources

Our indebtedness could adversely affect our financial health and limit our ability to react to changes in our industry.

As of December 31, 2012, we had $592.3 million outstanding principal amount of debt, which consisted of $292.3 million outstanding principal amount of ITC^DeltaCom's 10.5% senior secured notes due 2016 (the "ITC^DeltaCom Notes") and $300.0 million outstanding principal amount of EarthLink's 8.875% senior notes due 2019 (the "Senior Notes"). We also have an additional $150.0 million of unutilized capacity under our senior secured revolving credit facility and we may incur significant additional indebtedness in the future. Our substantial indebtedness may:

- make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on our indebtedness;
- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;
- limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;
- require us to use a substantial portion of our cash flow from operations to make debt service payments;
- limit our flexibility to plan for, or react to, changes in our business and industry;
- place us at a competitive disadvantage compared to our less leveraged competitors; and
- increase our vulnerability to the impact of adverse economic and industry conditions.

Our ability to make payments on our indebtedness will depend on our ability in the future to generate cash flows from operations, which is subject to all the risks of our business. We may not be able to generate sufficient cash flows from operations for us to repay our indebtedness when such indebtedness becomes due and to meet our other cash needs.

We may require substantial capital to support business growth or refinance existing indebtedness, and this capital may not be available to us on acceptable terms, or at all.

We may require substantial capital to maintain, upgrade and enhance our network facilities and operations, including fiber network expansion and investment in our nationwide data center footprint. We expect to incur capital expenditures of approximately $140.0 million to $155.0 million in 2013. We may require additional capital to support our business growth, including the need to develop new services and products, enhance our operating infrastructure or acquire complementary businesses and technologies. While we have historically funded capital expenditures from cash generated by operations, we may be required to raise additional capital.

We may raise additional funds to refinance existing indebtedness such as the ITC^DeltaCom Notes. We may not be able to secure additional debt or equity financing on favorable terms, or at all, at the time we desire to obtain such funding. If we are unable to obtain additional capital when desired, we may not be able to pursue our growth strategy, refinance indebtedness or lower surrounding costs and our business could suffer.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Our debt agreements include restrictive covenants, and failure to comply with these covenants could trigger acceleration of payment of outstanding indebtedness.

The agreements that govern the ITC^DeltaCom Notes, Senior Notes and senior secured revolving credit facility impose significant operating and financial restrictions on us. These restrictions limit or restrict, among other things, our ability and the ability of our restricted subsidiaries to:

- incur or guarantee additional indebtedness or issue preferred stock;
- pay dividends or make other distributions to stockholders;
- purchase or redeem capital stock or subordinated indebtedness;
- make investments;
- create liens or use assets as security;
- enter into agreements restricting such restricted subsidiaries' ability to pay dividends, make loans or transfer assets to us or other restricted subsidiaries;
- engage in transactions with affiliates; and
- consolidate or merge with or into other companies or transfer all or substantially all of our or their assets.

If we breach any of these covenants, a default could result under one or more of these agreements, which may require us to repay some or all of our indebtedness.

Risks Related to Ownership of Our Common Stock

We may reduce, or cease payment of, quarterly cash dividends.

The payment of future quarterly dividends is discretionary and is subject to determination by our Board of Directors each quarter following its review of our financial condition, results of operations, cash requirements, investment opportunities and such other factors as are deemed relevant by our Board of Directors. Changes in our business needs, including funding for acquisitions, capital expenditures and working capital, or a change in tax laws relating to dividends, among other factors, could cause our Board of Directors to decide to reduce, or cease the payment of, dividends in the future. In addition, the agreements governing our Senior Notes and our senior secured revolving credit facility contain restrictions on the amount of dividends we can pay. There can be no assurance that we will not decrease or discontinue quarterly cash dividends, and if we do, our stock price could be negatively impacted.

Our stock price may be volatile.

The trading price of our common stock may be subject to fluctuations in response to certain events and factors, such as our entry into business combinations or other major transactions; quarterly variations in results of operations; changes in financial estimates; changes in recommendations or reduced coverage by securities analysts; the operating and stock price performance of other companies that investors may deem comparable to us; news reports relating to trends in the markets in which we operate; market trends unrelated to our performance; and general economic conditions. A significant drop in our stock price could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management's attention and resources, which could adversely affect our business. Finally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, many of whom have been granted stock incentive awards.

Provisions of our certificate of incorporation, bylaws and other elements of our capital structure could limit our share price and delay a change of control of the company.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult or even prevent a third party from acquiring us without the approval of our incumbent Board of Directors. These provisions, among other things, limit the right of stockholders to call special meetings of stockholders and authorize the Board of Directors to issue preferred stock in one or more series without any action on the part of stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock and significantly impede the ability of the holders of our common stock to change control of the company. These provisions that inhibit or discourage takeover attempts could reduce the market value of our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We lease or own several facilities for corporate offices, sales offices, data centers, switch sites and other facilities across our nationwide service area. These leases have various expiration dates through 2024. We believe our facilities are suitable and adequate for our business operations.

Office space. Our corporate headquarters is in Atlanta, Georgia, where we occupy approximately 76,000 square feet under a lease that will expire in 2014. Our other main facilities for corporate offices include 53,000 square feet in Vancouver, Washington under a lease that will expire in 2013, 34,000 square feet in Anniston, Alabama under a lease that will expire in 2018, 54,000 square feet in Huntsville, Alabama under a lease that will expire in 2016, 75,000 square feet in Burlington, Massachusetts under a lease that will expire in 2019 and 71,000 square feet in Rochester, New York under a lease that will expire in 2022. We also lease multiple sales offices in locations throughout the United States. We own an administrative office in Arab, Alabama.

Data centers. We operate four data centers. We own a data center facility in Atlanta, Georgia and we lease data center facilities in Marlboro, Massachusetts; Rochester, New York; and Columbia, South Carolina. We are currently building out four new leased data centers in San Jose, California; Chicago, Illinois; Dallas, Texas; and Miami, Florida, with expected completion of all data centers by the third quarter of 2013.

Network. We own switch sites in Anniston, Birmingham and Montgomery, Alabama and in Nashville, Tennessee. We lease space for switch sites in various cities throughout the southeastern and northeastern United States. As part of our fiber optic network, we own or lease rights-of-way, land, and point-of-presence space throughout the southeastern and northeastern United States.

Item 3. Legal Proceedings.

The Company is party to various legal and regulatory proceedings and other disputes arising from normal business activities. The Company's management believes that there are no disputes, litigation or other legal or regulatory proceedings asserted or pending against the Company that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows, and believes that adequate provision for any probable and estimable losses has been made in the Company's condensed consolidated financial statements. However, the result of any current or future disputes, litigation or other legal or regulatory proceedings is inherently unpredictable and could result in liabilities that are higher than currently predicted.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the NASDAQ Global Market under the symbol "ELNK." The following table sets forth the high and low sale prices for our common stock for the periods indicated, as reported by the NASDAQ Global Market.

	EarthLink, Inc.	
	High	**Low**
Year Ended December 31, 2011		
First Quarter	$8.95	$7.73
Second Quarter	8.40	7.35
Third Quarter	8.18	6.52
Fourth Quarter	7.35	5.97
Year Ending December 31, 2012		
First Quarter	$8.22	$6.42
Second Quarter	8.59	7.16
Third Quarter	7.62	5.94
Fourth Quarter	7.36	6.11

The last reported sale price of our common stock on the NASDAQ Global Market on January 31, 2013 was $6.80 per share.

Holders

There were 1,551 holders of record of our common stock on January 31, 2013.

Dividends

Prior to 2009, we had never declared or paid cash dividends on our common stock. During 2009, we began paying quarterly cash dividends. During the years ended December 31, 2009, 2010, 2011 and 2012, cash dividends declared were $0.28, $0.62, $0.20 and $0.20 per common share, respectively, and total dividend payments were $30.0 million, $67.5 million, $22.9 million and $21.1 million, respectively. We currently intend to continue to pay regular quarterly dividends on our common stock. Any decision to declare future dividends will be made at the discretion of the Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, investment opportunities and other factors the Board of Directors may deem relevant. In addition, the agreements governing our Senior Notes and our senior secured revolving credit facility contain restrictions on the amount of dividends we can pay.

Performance Graph

The following indexed line graph indicates our total return to stockholders from December 31, 2007 to December 31, 2012, as compared to the total return for the Russell 2000 and NASDAQ Telecomm indices for the same period. The calculations in the graph assume that $100 was invested on December 31, 2007 in our common stock and each index and also assumes dividend reinvestment.



140
120
100
80
60
40
2007
2008
2009
2010
2011
2012

EarthLink, Inc. — Russell 2000 Index — NASDAQ Telecomm Index

	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012
EarthLink, Inc.	$100	$95.62	$121.53	$135.06	$103.99	$107.33
Russell 2000 Index	100	65.2	81.64	102.3	96.72	110.88
NASDAQ Telecomm Index	100	57.02	84.52	87.84	76.75	78.29

Share Repurchases

The number of shares repurchased and the average price paid per share for each month in the three months ended December 31, 2012 are as follows:

2012	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Program (1)	Maximum Dollar Value that May Yet be Purchased Under the Program
	(in thousands, except average price paid per share)			
October 1 through October 31	469	$6.98	469	$82,686
November 1 through November 30	1,418	6.47	1,418	73,511
December 1 through December 31	—	—	—	73,511
Total	1,887		1,887	

(1) Since the inception of the share repurchase program ("Repurchase Program"), the Board of Directors has authorized a total of $750.0 million for the repurchase of our common stock. The Board of Directors has also approved repurchasing common stock pursuant to plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. We may repurchase our common stock from time to time in compliance with the Securities and Exchange Commission's regulations and other legal requirements, and subject to market conditions and other factors. The Repurchase Program does not require EarthLink to acquire any specific number of shares and may be terminated at any time.

Item 6. Selected Financial Data.

The following selected consolidated financial data was derived from our consolidated financial statements. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2008	2009	2010 (1)	2011 (1)	2012
	(in thousands, except per share amounts)				
Statement of operations data:					
Revenues	$955,577	$723,729	$ 622,212	$1,314,104	$1,348,977
Operating costs and expenses (2)(3)	790,970	541,571	460,519	1,188,995	1,280,972
Income from operations	164,607	182,158	161,693	125,109	68,005
Income from continuing operations (4)	187,090	287,118	81,480	34,567	7,520
Loss from discontinued operations (5)	(8,506)	—	—	—	—
Net income	178,584	287,118	81,480	34,567	7,520
Basic net income per share					
Continuing operations	$ 1.71	$ 2.69	$ 0.75	$ 0.32	$ 0.07
Discontinued operations	(0.08)	—	—	—	—
Basic net income per share	$ 1.63	$ 2.69	$ 0.75	$ 0.32	$ 0.07
Diluted net income per share					
Continuing operations	$ 1.68	$ 2.66	$ 0.74	$ 0.32	$ 0.07
Discontinued operations	(0.08)	—	—	—	—
Diluted net income per share	$ 1.61	$ 2.66	$ 0.74	$ 0.32	$ 0.07
Basic weighted average common shares outstanding	109,531	106,909	108,057	108,098	105,221
Diluted weighted average common shares outstanding	111,051	108,084	109,468	108,949	105,983
Cash dividends declared per common share	$ —	$ 0.28	$ 0.62	$ 0.20	$ 0.20
Cash flow data:					
Cash provided by operating activities	230,612	208,622	154,449	146,234	191,055
Cash provided by (used in) investing activities	107,124	(37,121)	(454,193)	141,594	(163,836)
Cash used in financing activities	(24,999)	(47,070)	(68,299)	(318,997)	(81,381)

	As of December 31,				
	2008	2009	2010	2011	2012
			(in thousands)		
Balance sheet data:					
Cash and cash equivalents	$ 486,564	$ 610,995	$ 242,952	$ 211,783	$ 157,621
Investments in marketable securities	47,809	84,966	320,118	29,607	46,851
Cash and marketable securities	534,373	695,961	563,070	241,390	204,472
Total assets	845,866	1,074,618	1,523,918	1,680,451	1,599,410
Long-term debt, including long-term portion of capital leases (6)	219,733	232,248	594,320	653,765	614,890
Total liabilities	359,391	340,594	766,050	927,307	880,606
Accumulated deficit	(1,016,833)	(729,715)	(648,235)	(613,668)	(606,148)
Stockholders' equity	486,475	734,024	757,868	753,144	718,804

(1) On December 8, 2010, we acquired ITC^DeltaCom, a provider of integrated communications services to customers in the southeastern U.S. On April 1, 2011, we acquired One Communications, a privately-held integrated telecommunications solutions provider serving customers in the northeast, mid-Atlantic and upper midwest sections of the United States. The results of operations of ITC^DeltaCom and One Communications have been included in our consolidated financial statements since the acquisition date. The comparison of selected financial data is affected by these acquisitions and, to a lesser extent, by other smaller acquisitions completed during the year ended December 31, 2011.

(2) Operating costs and expenses for the years ended December 31, 2008, 2009 and 2010 include non-cash impairment charges of $78.7 million, $24.1 million and $1.7 million, respectively, related to goodwill and certain intangible assets of New Edge Holding Company in our Business Services segment. During 2008 and 2009, we concluded the carrying value of these assets were impaired in conjunction with our annual tests of goodwill and intangible assets deemed to have indefinite lives. During 2010, we decided to re-brand the New Edge name as EarthLink Business and wrote off our New Edge trade name.

(3) Operating costs and expenses for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 include restructuring, acquisition and integration-related costs of $9.1 million, $5.6 million, $22.4 million, $32.1 million and $18.2 million, respectively.

(4) During the years ended December 31, 2008 and 2009, we recorded income tax benefits in the Statement of Comprehensive Income of approximately $56.1 million and $198.8 million, respectively, from releases of our valuation allowance related to deferred tax assets. These deferred tax assets related primarily to net operating loss carryforwards which we determined we will more-likely-than-not be able to utilize due to the generation of sufficient taxable income in the future.

(5) In November 2007, management concluded that the municipal wireless broadband operations were no longer consistent with our strategic direction and our Board of Directors authorized management to pursue the divestiture of our municipal wireless broadband assets. As a result of that decision, we classified the municipal wireless broadband assets as held for sale and presented the municipal wireless broadband operations as discontinued operations for all periods presented.

(6) Includes the carrying amount of ITC^DeltaCom's 10.5% senior secured notes due on April 1, 2016, EarthLink's 8⅞% Senior Notes due 2019, and EarthLink's convertible senior notes due November 15, 2026. In December 2010, we assumed the ITC^DeltaCom Notes in our acquisition of ITC^DeltaCom. In May 2011, we issued $300.0 million aggregate principal amount of 8⅞% Senior Notes due May 15, 2019. In November 2011, we redeemed our convertible senior notes. In December 2012, we redeemed $32.5 million aggregate principal amount of the ITC^DeltaCom Notes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide a reader of our financial statements with a narrative from the perspective of management. The following MD&A should be read in conjunction with audited Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K. Certain statements in this MD&A are forward-looking statements. Important factors that could cause actual results to differ from estimates or projections contained in the forward-looking statements are described under "Cautionary Note Concerning Factors That May Affect Future Results" in this Item 7. MD&A is presented in the following sections:

- Overview
- Consolidated Results of Operations
- Segment Results of Operations
- Liquidity and Capital Resources
- Non-GAAP Financial Measures
- Cautionary Note Regarding Factors That May Affect Future Results

Overview

EarthLink, Inc. ("EarthLink" or the "Company"), together with its consolidated subsidiaries, is a leading network, communications and IT services provider to business and residential customers in the United States. We operate two reportable segments, Business Services and Consumer Services. Our Business Services segment provides a broad range of data, voice and IT services to retail and wholesale business customers. Our Consumer Services segment provides nationwide Internet access and related value-added services to residential customers. We operate an extensive network including approximately 28,800 route miles of fiber, 90 metro fiber rings and enterprise-class data centers that provide IP coverage across more than 90 percent of the United States.

Acquisitions

During 2010 and early 2011, we entered into two transactions that transformed our business from being primarily an ISP to residential customers into a network and communications provider for business customers. During 2011, we also entered into other strategic transactions in order to complement our business services and expand our IT services portfolio. We believe these transactions further established EarthLink as a leading network, communications and IT services provider. The following is a summary of our transactions:

- In December 2010, we completed the acquisition of ITC^DeltaCom, Inc. ("ITC^DeltaCom"), a provider of integrated communications services to customers in the southeastern United States.
- In March 2011, we acquired Saturn Telecommunication Services Inc. and affiliates ("STS Telecom"), a privately-held provider of sophisticated Voice-over-Internet Protocol ("VoIP") services.
- In April 2011, we completed the acquisition of One Communications Corp. ("One Communications"), a privately-held integrated telecommunications solutions provider serving customers in the northeast, mid-Atlantic and upper midwest sections of the United States.
- In May 2011, we acquired Logical Solutions.net, Inc. ("Logical Solutions"), a privately-held provider of cloud computing, hosted network and security services.

- In July 2011, we acquired Business Vitals, LLC., a privately-held provider of national managed IT security and professional services.
- In September 2011, we acquired the xDefenders assets of Synergy Global Solutions, Inc., a managed IT security provider.
- In December 2011, we acquired an IT Solutions Center and application service from Synergy Global Solutions, Inc.

2012 Highlights

- Total revenues were $1.3 billion, a 3% increase compared to the prior year, consisting of a $93.0 million increase in Business Services revenue and a $58.1 million decrease in Consumer Services revenue
- Net income was $7.5 million, compared to net income of $34.6 million during the prior year
- Adjusted EBITDA (a non-GAAP measure, see "Non-GAAP Financial Measures" in this Item 7) was $280.0 million, a decrease from $330.7 million in the prior year primarily due to a decrease in revenues for legacy services, offset by the inclusion of a full period of One Communications
- Net cash provided by operating activities was $191.1 million, an increase from $146.2 million during the prior year
- Unlevered free cash flow (a non-GAAP measure, see "Non-GAAP Financial Measures" in this Item 7) was $132.7 million , a decrease from $228.8 million in the prior year primarily due to the decrease in Adjusted EBITDA noted above and an increase in capital expenditures as we enhance and expand our network and invest in IT services
- Net cash (used in) provided by investing activities was $(163.8) million during 2012 compared to $141.6 million in 2011, and cash used in financing activities was $81.4 million during 2012 compared to $319.0 million in 2011
- Ending cash and marketable securities was $204.5 million, a decrease of $36.9 million
- Redeemed $32.5 million of outstanding debt, repurchased 3.7 million shares of common stock for $25.4 million and paid $21.1 million of dividend payments to shareholders during the year

Business Strategy

Our business strategy is to continue our transformation into a nationwide provider of communications and IT services for the mid-market business customer. We believe IT services is an emerging market with significant opportunity for growth, and we are positioning EarthLink to be a trusted partner in the small and medium-sized enterprise marketplace for businesses with IT and network security needs. The key elements of our business strategy are as follows:

- ***Offer a complete package of communications and IT services products.*** We provide a nationwide suite of business voice, data and IT services. We are focused on continuing to broaden our suite of products and services to offer a complete package of network connectivity and IT services and to design and implement solutions to address the evolving business and infrastructure needs of our customers. We are currently investing capital to extend our core fiber IP network, expand our IT solutions footprint with additional data centers and launch a next generation cloud hosting platform.
- ***Increase revenues from growth products and services.*** Revenues from our legacy products and services have been declining due to economic, competitive, technological and regulatory developments and we expect these revenues to continue to decline. We are focused on managing this decline by executing on opportunities to leverage these customer relationships by migrating these customers to

our growth products. We believe our growth products are MPLS, hosted voice and IT services. We are focused on growing revenues for these products by enhancing our sales force efforts and increasing brand awareness for our IT services. We are also focused on growing our wholesale services as we capitalize on unique fiber routes within our footprint.

- ***Provide a superior customer experience.*** We are committed to providing high-quality customer service and continuing to monitor customer satisfaction in all facets of our business. We believe focusing on the customer relationship increases loyalty and reduces churn. We believe that our broad communications and IT services portfolio and blend of access technologies for connectivity are key differentiators that can help us build long-term customer relationships. We bring these services together through our myLink™ self-service customer control point where users can access all of their EarthLink Business services via one interface. We are focused on creating a customer-focused organization that will provide a consistent nationwide approach to offering and supporting EarthLink products and services.
- ***Successfully integrate acquisitions.*** We are focused on successfully integrating our acquisitions in order to realize synergies and cost benefits. To date, we have functionally aligned employees across the organization, launched a nationwide product and IT services portfolio, implemented a common financial system and consolidated and integrated network operations centers, sales platforms and certain billing platforms. We are currently integrating our operating support system and certain other billing systems. We believe that our competitive positioning with current and existing customers will be strengthened by our ability to continue to successfully integrate past and other potential acquisitions.
- ***Selectively pursue potential strategic acquisitions.*** We will continue to selectively evaluate and consider potential strategic transactions that we believe will complement and grow our business. Our acquisition strategy may include investments or acquisitions of new product and services capabilities, network assets or business customers to achieve greater national scale.

Challenges and Risks

The primary challenge we face in executing our business strategy to successfully transition into a national communications and IT services provider is to grow revenues from our evolving Business Services product portfolio on a timely basis to offset declining revenues from other Business Services products and from our Consumer Services segment. Contributing to this challenge are the following: providing products and services that meet changing customer needs on a timely and cost-effective basis, responding to competitive and economic pressures, managing the rate of decline in certain revenue streams, successfully integrating our acquisitions to achieve expected synergies and cost savings, implementing operating efficiencies and adapting to regulatory changes and initiatives. Our future success for growth depends on the timing and market acceptance of our new products and services, our ability to market our services in a cost-effective manner to new customers, our ability to differentiate our services from those of our competitors, our ability to maintain and expand our sales to existing customers, our ability to strengthen awareness of our brand, our ability to provide quality implementation and customer support for these products and the reliability and quality of our services. The factors we believe are instrumental to the achievement of our business strategy may be subject to competitive, regulatory and other events and circumstances that are beyond our control. For a more detailed list of all risks and uncertainties inherent in our business, please refer to the detailed cautionary statements and risk factors referred to under "Risk Factors" in Item 1A of Part II and under "Cautionary Note Concerning Factors That May Affect Future Results" in this Item 7.

Trends in our Business

Our financial results are impacted by several significant trends, which are described below.

Industry factors. We operate in the communications and IT services industry, which is characterized by intense competition, industry consolidation resulting in larger competitors, an evolving regulatory environment, changing technology and changes in customer needs. We expect these trends to continue. In addition, merger and acquisition transactions and other factors have reduced the number of vendors from which we may purchase network elements that we leverage to operate our business.

Legacy business services revenues. Our legacy business service revenues, specifically traditional voice services, have been declining due to competitive pressures and changes in the industry, and we expect this trend to continue. Churn has been improving, but the rate of new customer bookings of legacy products have not kept up with expectations. In addition, revenues have been adversely impacted as a result of rules adopted by the FCC in late 2011 regarding intercarrier compensation. The rules include the elimination of terminating switched access rates and other per-minute terminating charges between service providers by 2018, through annual reductions in the rates. To counteract trends in our legacy Business Services revenues, we are focused on building long-term customer relationships, offering a diverse portfolio of IT services and investing in additional data centers, our fiber network and our next generation cloud services. We are also taking steps to lower the cost structure of our legacy Business Services. In January 2013, we decided to exit telecom systems sales after the first half of 2013, which was a low margin, non-recurring revenue stream. This will allow us to focus on our hosted VoIP products.

IT services. The industry for cloud, managed security and IT services is relatively new and continues to evolve. The IT services market is growing as security needs, compliance requirements and IT costs increase. IT services currently represents the smallest proportion of our Business Services revenues. However, we believe this represents a significant growth area for our business and there is opportunity for EarthLink to address this market nationally for small and medium-sized enterprises. As a result, we are taking steps to accelerate our transition into an IT services company. In January 2013, we restructured our sales organization to better meet the needs of the IT services market. Specifically, we are focusing on larger geographic markets where there are more customers with a propensity to buy IT services, increasing our efforts in Search Engine Marketing to drive leads for our inside sales force, increasing brand awareness for our IT services and adding additional technical talent in the field to support our IT services sales efforts.

Economic conditions. Many of our existing and target customers are small and medium-sized businesses. We believe these businesses are more likely to be affected by economic downturns than larger, more established businesses. We believe that the financial and economic pressures faced by our customers in this environment of diminished consumer spending, corporate downsizing and tightened credit have had, and may continue to have, an adverse effect on our results of operations, including longer sales cycles and increased customer demands for price reductions in connection with contract renewals. Additionally, our consumer access services are discretionary and dependent upon levels of consumer spending. Unfavorable economic conditions could cause customers to slow spending in the future, which could adversely affect our revenues and churn.

Consumer access declines. Our consumer access subscriber base and revenues have been declining and are expected to continue to decline due to the continued maturation of the market for Internet access and competitive pressures in the industry. In addition, we have implemented, and expect to continue to implement, targeted price increases, which could negatively impact our churn rates. The mix of our consumer access subscriber base has been shifting from narrowband access to broadband access customers. Consumer broadband access revenues have lower gross margins than narrowband revenues due to the costs associated with delivering broadband services. This change in mix has negatively affected our profitability and we expect this trend to continue. To counteract trends in our consumer revenues, we are focused on customer retention, operational efficiency and adding customers through marketing channels that we believe will produce an acceptable rate of return.

Revenue Sources

Business Services. Our Business Services segment earns revenue by providing a broad range of data, voice and IT services to retail and wholesale business customers. We present our Business Services revenue in the following three categories: (1) retail services, which includes data, voice and IT services provided to business customers; (2) wholesale services, which includes the sale of transmission capacity to other telecommunications carriers; and (3) other services, which includes the sale of customer premises equipment and web hosting. Our IT services, which are included within our retail services, include data centers, virtualization, security, applications, premises-based solutions, managed solutions and support services. Revenues generally consist of recurring monthly charges for such services; usage fees; installation fees; equipment fees; and termination fees.

Consumer Services. Our Consumer Services segment earns revenue by providing nationwide Internet access and related value-added services to residential customers. We present our Consumer Services in two categories: (1) access services, which includes narrowband access services and broadband access services; and (2) value-added services, which includes revenues from ancillary services sold as add-on features to EarthLink's Internet access services, such as security products, premium email only, home networking and email storage; search revenues; and advertising revenues. Revenues generally consist of recurring monthly charges for such services; usage fees; installation fees; termination fees; and equipment fees.

Consolidated Results of Operations

The following comparison of statement of operations data is affected by our acquisition of ITC^DeltaCom on December 8, 2010 and our acquisition of One Communications on April 1, 2011. The results of operations of ITC^DeltaCom and One Communications are included in our operating results beginning on the acquisition date. The following comparison of statement of operations data is also affected, to a lesser extent, by our other acquisitions and transactions completed during 2011 including STS Telecom, Logical Solutions and Business Vitals, LLC, among others.

The following table sets forth statement of operations data for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
		(in thousands)	
Revenues	$622,212	$1,314,104	$1,348,977
Operating costs and expenses:			
Cost of revenues (exclusive of depreciation and amortization shown separately below)	234,633	590,486	641,621
Selling, general and administrative (exclusive of of depreciation and amortization shown separately below)	178,417	406,358	437,803
Depreciation and amortization	23,390	160,083	183,304
Restructuring, acquisition and integration-related costs	22,368	32,068	18,244
Impairment of intangible assets	1,711	—	—
Total operating costs and expenses	460,519	1,188,995	1,280,972
Income from operations	161,693	125,109	68,005
Interest expense and other, net	(23,409)	(70,640)	(63,416)
Income before income taxes	138,284	54,469	4,589
Income tax (provision) benefit	(56,804)	(19,902)	2,931
Net income	$ 81,480	$ 34,567	$ 7,520

Revenues

The following table presents our revenues for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,			2011 vs 2010		2012 vs 2011	
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Business Services							
Retail services	$ 88,739	$ 760,158	$ 845,664	$671,419	757%	$ 85,506	11%
Wholesale services	36,792	136,224	151,910	99,432	270%	15,686	12%
Other	35,233	41,877	33,693	6,644	19%	(8,184)	(20)%
Total revenues	160,764	938,259	1,031,267	777,495	484%	93,008	10%
Consumer Services							
Access services	403,174	323,998	269,533	(79,176)	(20)%	(54,465)	(17)%
Value-added services	58,274	51,847	48,177	(6,427)	(11)%	(3,670)	(7)%
Total revenues	461,448	375,845	317,710	(85,603)	(19)%	(58,135)	(15)%
Total revenues	$622,212	$1,314,104	$1,348,977	$691,892	111%	$ 34,873	3%

Business Services

Our Business Services segment earns revenue by providing a broad range of data, voice and IT services to retail and wholesale business customers. We present our Business Services revenue in the following three categories: (1) retail services, which includes data, voice and IT services provided to business customers; (2) wholesale services, which includes the sale of transmission capacity to other telecommunications carriers; and (3) other services, which includes the sale of customer premises equipment and web hosting. Our IT services, which are included within our retail services, include data centers, virtualization, security, applications, premises-based solutions, managed solutions and support services. Revenues generally consist of recurring monthly charges for such services; usage fees; installation fees; equipment fees; and termination fees.

The following table presents the primary reasons for the changes in Business Services revenues for the years ended December 31, 2011 and 2012 compared to the prior years:

	2011 vs 2010	2012 vs 2011
	(in millions)	
Due to acquisitions (a)	$785.4	$114.7
Due to IT services transactions and product launches (b)	5.7	12.3
Due to net favorable settlement and reserve adjustments (c)	—	9.4
Due to decline in legacy products (d)	(13.6)	(43.4)
Total change in Business Services revenues	$777.5	$ 93.0

(a) Increases due to the inclusion of revenues from DeltaCom beginning in December 2010 and One Communications beginning in April 2011.

(b) Increase in revenues from our newer products due to IT Services transactions entered into during 2011 and new product launches over the past year to expand our IT services portfolio.

(c) Increase due to $9.4 million in net favorable settlements and reserve adjustments during 2012.

(d) Decrease due to decline in revenues for certain legacy products, including traditional voice and lower-end, single site broadband services. Revenues for these legacy products have been decreasing due to competition in the industry, the migration of customers to more advanced services and a decreased emphasis on selling these services. Partially offsetting this was an increase in MPLS and hosted voice products, which we believe to be growth products.

We expect continued declines in revenues from traditional voice services and other legacy products, including a decline as a result of our decision to exit sales of legacy voice equipment after the first half of 2013, which will negatively impact Business Services revenues in 2013 by approximately $3.5 million. Business Services revenues will also be adversely impacted as a result of the rules adopted by the FCC regarding intercarrier compensation. In addition, growth in our Business Services revenues may be adversely impacted by longer than anticipated sales cycles and installations of our more advanced products, competition, regulatory changes, timing and market acceptance of our new products and services, shifting patterns of use, convergence of technology and general economic conditions. However, to counteract these pressures, we continue to emphasize our diverse portfolio of communications and IT services and are focused on growing our suite of IT services. As a result, we expect the mix of our retail Business Service revenues to change over time, from legacy services to IT services. We are also focused on growing our wholesale services as we capitalize on unique fiber routes within our footprint.

Consumer Services

Access services. Access services include narrowband access services (including traditional, fully-featured narrowband access and value-priced narrowband access) and broadband access services (including high-speed access via DSL and cable and VoIP). Access service revenues consist of recurring monthly charges for narrowband and broadband access services; usage fees; installation fees; termination fees; and fees for equipment.

The decreases in consumer access revenues were due to decreases in narrowband access and broadband access revenues. This was primarily due to a decrease in average consumer access subscribers, which were 1.8 million, 1.5 million and 1.2 million during the years ended December 31, 2010, 2011 and 2012, respectively. Narrowband access comprised a larger portion of the average consumer access subscriber decreases as our consumer access subscriber base continues to shift towards broadband subscribers. The decrease in average consumer access subscribers resulted from limited sales and marketing activities, the continued maturation of and competition in the market for narrowband Internet access and competitive pressures in the industry. However, we continue to focus on the retention of customers and on marketing channels that we believe will produce an acceptable rate of return. Slightly adding to the decrease in revenues during 2011 was a decrease in average revenue per subscriber due to an increase in promotional pricing. Slightly offsetting the decrease in revenues during 2012 was an increase in average revenue per subscriber due to targeted price increases implemented over the past year.

Our monthly consumer subscriber churn rates were 3.0%, 2.6% and 2.4% during the years ended December 31, 2010, 2011 and 2012, respectively, which moderated the decline in average consumer subscribers. Churn rates decreased due to the increased tenure of our consumer subscriber base.

We expect our consumer access and service subscriber base and revenues to continue to decrease due to limited sales and marketing activities, competition from cable, DSL and wireless providers, declines in gross broadband subscriber additions and the continued maturation of the market for narrowband Internet access. However, we expect the rate of churn and revenue decline to continue to decelerate as our customer base becomes longer tenured and churn rates go down. Consistent with trends in the Internet access industry, we expect the mix of our consumer access subscriber base to continue to shift from narrowband access to broadband access customers.

Value-added services revenues. Value-added services revenues consist of revenues from ancillary services sold as add-on features to our Internet access services, such as security products, premium email only, home networking and email storage; search revenues; and advertising revenues. We derive these revenues from fees charged for ancillary services; fees generated through revenue sharing arrangements with online partners whose products and services can be accessed through our web properties, such as the Google™ search engine; and fees charged for advertising on our various web properties.

The decreases in value-added services revenues were due primarily to a decreases in search and advertising revenues resulting from the decline in total average consumer subscribers and decreases in revenues from our security and home networking services. Partially offsetting these decreases was an increase in revenues from our premium email only service, as customers migrate from their Internet access services to email only services.

Cost of revenues

The following table presents our cost of revenues for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,			2011 vs 2010		2012 vs 2011	
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Business Services	$ 90,677	$473,004	$536,519	$382,327	422%	$ 63,515	13%
Consumer Services	143,956	117,482	105,102	(26,474)	(18)%	(12,380)	(11)%
Total cost of revenues	$234,633	$590,486	$641,621	$355,853	152%	$ 51,135	9%

Business Services

Cost of revenues for our Business Services segment primarily consists of the cost of connecting customers to our networks via leased facilities; the costs of leasing components of our network facilities; costs paid to third-party providers for interconnect access and transport services; the costs of providing IT services; and the cost of equipment sold to customers.

The following table presents the primary reasons for the changes in Business Services cost of revenues for the years ended December 31, 2011 and 2012 compared to the prior year periods:

	2011 vs 2010	2012 vs 2011
	(in millions)	
Due to acquisitions (a)	$388.7	$ 58.0
Due to increase in reserves for regulatory audits (b)	—	8.3
Due to IT services transactions and product launches (c)	2.0	8.3
Due to decline in legacy products (d)	(8.4)	(11.1)
Total change in Business Services cost of revenues	$382.3	$ 63.5

(a) Increases due to the inclusion of cost of revenues from DeltaCom beginning in December 2010 and One Communications beginning in April 2011.

(b) Increase due to a charge recorded in the second quarter of 2012 to increase our reserves for regulatory audits, primarily an audit currently being conducted by the Universal Service Administrative Company on previous ITC^DeltaCom Universal Service Fund assessments and payments.

(c) Increase due to IT Services transactions entered into during 2011 and new product launches in 2012 to expand our IT services portfolio.

(d) Decrease due to decline in certain legacy products, including traditional voice, lower-end, single site broadband services and web hosting. Partially offsetting this was an increase in cost of revenue for MPLS and hosted voice products.

We expect continued declines in cost of revenues from traditional voice services and other legacy products, including a decline as a result of our decision to exit sales of legacy voice equipment after the first half of 2013, which will negatively impact Business Services cost of revenues in 2013 by approximately $2.2 million. However, Business Services cost of revenues will increase as we grow our IT services and other growth products.

Consumer Services

Cost of revenues for our Consumer Services segment primarily consists of telecommunications fees and network operations costs incurred to provide our Internet access services; fees paid to suppliers of our value-added services; fees paid to content providers for information provided on our online properties; and the cost of equipment sold to customers for use with our services. Our principal provider for narrowband services is Level 3 Communications, Inc. We also purchase lesser amounts of narrowband services from certain regional and local providers. Our principal providers of broadband connectivity are AT&T Inc., Bright House Networks, CenturyLink, Inc., Comcast Corporation, Megapath, Time Warner Cable and Verizon Communications, Inc. Cost of revenues for our Consumer Services segment also include sales incentives, which include the cost of promotional products and services provided to potential and new subscribers, including free modems and other hardware.

The decreases in Consumer Services cost of revenues during the years ended December 31, 2011 and 2012 compared to the prior years were primarily due to the declines in average consumer services subscribers. Also contributing was lower network expenses related to cost optimization efforts and more favorable rates with service certain service providers.

We expect Consumer Services segment cost of revenues to continue to decrease as a result of declines in average consumer subscribers. Consistent with trends in the Internet access industry, we expect the mix of our consumer access subscriber base to continue to shift from narrowband access to broadband access customers, which will negatively affect our Consumer Services segment cost of revenues due to the higher costs associated with delivering broadband services.

Selling, general and administrative

The following table presents our selling, general and administrative expenses for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,			2011 vs 2010		2012 vs 2011	
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Selling, general and administrative expenses	$178,417	$406,358	$437,803	$227,941	128%	$31,445	8%

Selling, general and administrative expenses consist of expenses related to sales and marketing, customer service, network operations, information technology, regulatory, billing and collections, corporate administration, and legal and accounting. Such costs include salaries and related employee costs (including stock-based compensation), outsourced labor, professional fees, property taxes, travel, insurance, occupancy costs, advertising and other administrative expenses.

The following table presents the primary reasons for the changes in selling, general and administrative expenses for the years ended December 31, 2011 and 2012 compared to the prior year periods:

	2011 vs 2010	2012 vs 2011
	(in millions)	
Due to acquisitions (a)	$252.3	$43.3
Due to change in Business Services (b)	1.5	(4.0)
Due to decrease in Consumer Services (c)	(16.9)	(5.8)
Due to decrease in corporate operating expenses (d)	(9.0)	(2.1)
Total change in selling, general and administrative expenses	$227.9	$31.4

(a) Increases due to the inclusion of selling, general and administrative expenses from DeltaCom beginning in December 2010, One Communications beginning in April 2011 and STS Telecom beginning in March 2011.

(b) Increase in 2011 Business Services selling, general and administrative expenses primarily due to increased expense related to our MPLS growth products, including commissions and personnel-related costs. Decrease in 2012 Business Services selling, general and administrative expenses primarily due to cost savings realized from workforce reductions and other synergies from integrating our businesses, offset by increased expense related to our growth products, including commissions and personnel-related costs, and an increase in tax expense related to a change in one-time benefits.

(c) Decreases in Consumer Services selling, general and administrative expenses due to benefits as our overall consumer subscriber base has decreased and become longer tenured. Longer tenured customers have a lower frequency of non-payment and require less customer service and technical support. The decrease in 2011 primarily consisted of decreases in personnel-related costs, outsourced labor, advertising expense, bad debt and payment processing fees. The decrease in 2012 primarily consisted of decreases in personnel-related costs, stock-based compensation expense and billing and payment processing fees.

(d) Decreases in corporate selling, general and administrative expenses due to cost savings realized from workforce reductions and other synergies. The decreases primarily consisted of personnel-related costs.

We expect that selling, general and administrative expenses will increase as we seek to grow our Business Services revenue. However, we expect to realize cost synergies as we integrate our acquisitions. We will continue to seek operating efficiencies, such as consolidating operations and integrating systems, though certain of these synergies may take longer or present greater costs to realize than originally anticipated.

Depreciation and amortization

The following table presents our depreciation and amortization expense for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,			2011 vs 2010		2012 vs 2011	
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Depreciation expense	$17,645	$100,864	$112,628	$ 83,219	472%	$11,764	12%
Amortization expense	5,745	59,219	70,676	53,474	931%	11,457	19%
Total	$23,390	$160,083	$183,304	$136,693	584%	$23,221	15%

Depreciation and amortization includes depreciation of property and equipment and amortization of definite-lived intangible assets acquired in purchases of businesses and purchases of customer bases from other companies. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the various asset classes. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful life or the remaining term of the lease. Definite-lived intangible assets, which primarily consist of subscriber bases and customer relationships, acquired software and technology, trade names and other assets, are amortized on a straight-line basis over their estimated useful lives, which range from three to six years.

The following table presents the primary reasons for the changes in depreciation and amortization expense for the years ended December 31, 2011 and 2012 compared to the prior year periods:

	2011 vs 2010	2012 vs 2011
	(in millions)	
Due to depreciation expense from acquisitions (a)	$ 80.5	$12.8
Due to amortization expense from acquisitions (b)	54.7	10.9
Due to other changes in depreciation expense (c)	2.7	(1.1)
Due to other changes in amortization expense (d)	(1.2)	0.6
Total change in depreciation and amortization expense	$136.7	$23.2

(a) Increases due to depreciation expense resulting from property and equipment obtained in the acquisitions of ITC^DeltaCom on December 8, 2010, One Communications on April 1, 2011 and STS Telecom on March 2, 2011.

(b) Increase due to amortization expense resulting from the definite-lived intangible assets obtained in the acquisitions of ITC^DeltaCom on December 8, 2010, One Communications on April 1, 2011 and STS Telecom on March 2, 2011.

(c) Increase in depreciation expense in 2011 primarily due to an increase in capital expenditures, including customer acquisition costs and costs to maintain and enhance our network. Decrease in depreciation expense in 2012 primarily due to assets becoming fully depreciated over the past year.

(d) Decrease in amortization expense in 2011 primarily due to definite-lived intangible assets becoming fully amortized over the past year. Increase in amortization expense in 2012 primarily due to a change in useful life for certain One Communications intangible assets, offset by definite-lived intangible assets becoming fully amortized over the past year.

Restructuring, acquisition and integration-related costs

Restructuring, acquisition and integration-related costs consisted of the following during the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,,		
	2010	2011	2012
	(in thousands)		
Facility exit and restructuring costs	$ 1,415	$ 278	$ (153)
Acquisition and integration-related costs	20,953	31,790	18,397
Restructuring, acquisition and integration-related costs	$22,368	$32,068	$18,244

Facility exit and restructuring costs. In August 2007, we adopted a restructuring plan to reduce costs and improve the efficiency of our operations (the "2007 Plan"). The 2007 Plan was the result of a comprehensive review of operations within and across our functions and businesses. Under the 2007 Plan, we reduced our workforce by approximately 900 employees, consolidated our office facilities in Atlanta, Georgia and Pasadena, California and closed office facilities in Orlando, Florida; Knoxville, Tennessee; Harrisburg, Pennsylvania and San Francisco, California. The 2007 Plan was primarily implemented during the latter half of 2007 and during 2008. However, there have been and may continue to be changes in estimates to amounts previously recorded.

Facility exit and restructuring costs during the years ended December 31, 2010, 2011 and 2012 were primarily the result of changes to lease and sublease estimates in our exited facilities. We expect to incur future cash outflows of $4.3 million for real estate obligations through 2014.

Acquisition and integration-related costs. Acquisition and integration-related costs consist of costs related to our acquisitions. Such costs include: 1) severance and retention costs; 2) transaction-related costs, which are direct costs incurred to effect a business combination, such as advisory, legal, accounting, valuation and other professional fees; 3) integration-related costs, such as system conversion, rebranding costs and integration related consulting and employee costs; and 4) facility-related costs, such as lease termination and asset impairments. Acquisition and integration-related costs are expensed in the period in which the costs are incurred and the services are received and are included in restructuring, acquisition and integration-related costs in the Consolidated Statements of Comprehensive Income. Acquisition and integration-related costs consisted of the following during the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,			2011 vs 2010		2012 vs 2011	
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Severance and retention costs	$ 5,047	$16,460	$ 6,067	$11,413	226%	$(10,393)	(63)%
Transaction-related costs	10,164	5,756	1,399	(4,408)	(43)%	(4,357)	(76)%
Costs to settle postcombination stock awards	5,742	—	—	(5,742)	(100)%	—	—%
Integration-related costs	—	4,044	10,452	4,044	100%	6,408	158%
Facility-related costs	—	5,530	479	5,530	100%	(5,051)	(91)%
Total acquisition and integration-related costs	$20,953	$31,790	$18,397	$10,837	52%	$(13,393)	(42)%

The increase in acquisition and integration-related costs during the year ended December 31, 2011 compared to the prior year was primarily due to certain up-front costs related to our acquisitions, such as severance costs incurred to eliminate duplicate positions and gain synergies, costs to integrate systems and costs to exit duplicate facilities. We incurred more costs during 2011 as the One Communications acquisition was transacted in April 2011. The decrease in acquisition and integration-related costs during the year ended December 31, 2012 compared to the prior year was primarily due to a decline in these costs, as our significant acquisitions were completed during 2010 and 2011. Partially offsetting the decrease was an increase in integration-related costs, as we incur costs to integrate operating support systems and networks.

In January 2013, we restructured our sales organization in order to better meet the needs of the IT services market, which resulted in a reduction in our sales workforce. We decided exit telecom systems sales early in 2013 to focus on our hosted VoIP platform for new voice customers, which also resulted in a small number of position eliminations. We will continue to evaluate our business, which may result in additional costs or changes in estimates to amounts previously recorded. We also expect to incur additional integration costs related to our our operating support system and certain billing system consolidations. Once the businesses are integrated, we expect to realize cost synergies from the combined businesses. However, we expect to incur upfront costs to gain these synergies, which may take longer or present greater cost to realize than originally anticipated. Such costs may include severance and employee benefits, the elimination of duplicate facilities and contracts and costs to develop common operating platforms.

Interest expense and other, net

The following table presents our interest expense and other, net, for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,			2011 vs 2010		2012 vs 2011	
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Interest expense	$29,692	$74,949	$64,331	$45,257	152%	$(10,618)	(14)%
Interest income	(5,390)	(4,678)	(2,076)	712	(13)%	2,602	(56)%
Other, net	(893)	369	1,161	1,262	(141)%	792	215%
Total	$23,409	$70,640	$63,416	$47,231	202%	$ (7,224)	(10)%

Interest expense and other, net, is primarily comprised of interest expense incurred on our debt and capital leases, amortization of debt issuance costs, debt premiums, and debt discounts; interest earned on our cash, cash equivalents and marketable securities; and other miscellaneous income and expense items.

The increase in interest expense and other, net, during the year ended December 31, 2011 compared to the prior year was primarily due to the inclusion of ITC^DeltaCom interest expense for a full year in 2011 and the issuance of new debt in May 2011. In May 2011, we issued $300.0 million aggregate principal amount of 8⅞% Senior Notes due 2019 (the "Senior Notes"). Partially offsetting the increase was a reduction in interest expense due to the redemption and repayment of our outstanding $255.8 million principal amount of our convertible senior notes due 2026 ("Convertible Notes") in November 2011.

The decrease in interest expense and other, net, during the year ended December 31, 2012 compared to the prior year was primarily due to the redemption of the Convertible Notes on November 15, 2011, as well as the redemption of $32.5 million aggregate principal amount of the ITC^DeltaCom Notes on December 6, 2012. Partially offsetting this decrease was a decrease in interest income due to lower investment yields and a decrease in our average cash and marketable securities.

Income tax (provision) benefit

The following table presents the components of the income tax (provision) benefit for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
	(in thousands)		
Current provision	$ (7,268)	$ (3,777)	$1,224
Deferred provision	(49,536)	(16,125)	1,707
Total income tax (provision) benefit	$(56,804)	$(19,902)	$2,931

During the years ended December 31, 2010 and 2011 the current tax provisions were due to state income and federal and state AMT amounts payable due to the net operating loss carryforward limitations associated with the AMT calculation and the non-cash deferred tax provisions were due primarily to the utilization of net operating loss carryforwards. During the year ended December 31, 2012, the current and non-cash deferred benefits were primarily due to the tax impact of changes to our state deferred income tax rates and the resulting impact on the re-measurement of deferred tax assets and liabilities recorded on the balance sheet as of January 1, 2012; the release of valuation allowance related to specific state net operating losses; and the reversal of state related uncertain tax positions in the current year due to statute expirations.

As of December 31, 2012, we maintained a valuation allowance of $38.6 million against certain deferred tax assets. Of this amount, approximately $32.0 million relates to net operating losses generated by the tax benefits of stock-based compensation. The valuation allowance will be removed upon utilization of these net operating losses by us as an adjustment to additional paid-in capital. Approximately $6.6 million relates to net operating losses in certain jurisdictions where we believe it is not "more likely than not" to be realized in future periods.

To the extent we report income in future periods, we intend to use our net operating loss carryforwards to the extent available to offset taxable income and reduce cash outflows for income taxes. Our ability to use our federal and state net operating loss carryforwards and federal and state tax credit carryforwards may be subject to restrictions attributable to equity transactions in the future resulting from changes in ownership as defined under the Internal Revenue Code.

Segment Results of Operations

We operate two reportable segments, Business Services and Consumer Services. We present our segment information along the same lines that our chief executive reviews our operating results in assessing performance and allocating resources. Our Business Services segment earns revenue by providing a broad range of data, voice and IT services to businesses and communications carriers. Our Consumer Services segment provides nationwide Internet access and related value-added services to residential customers.

We evaluate the performance of our operating segments based on segment operating income. Segment operating income includes revenues from external customers, related cost of revenues and operating expenses directly attributable to the segment, which include expenses over which segment managers have direct discretionary control, such as advertising and marketing programs, customer support expenses, operations expenses, product development expenses, certain technology and facilities expenses, billing operations and provisions for doubtful accounts. Segment operating income excludes other income and expense items and certain expenses over which segment managers do not have discretionary control. Costs excluded from segment operating income include various corporate expenses (consisting of certain costs such as corporate management, human resources, finance and legal), depreciation and amortization, impairment of goodwill and intangible assets, restructuring, acquisition and integration-related costs and stock-based compensation expense, as they are not considered in the measurement of segment performance.

During the year ended December 31, 2012, we changed the basis of measurement of segment income in regards to certain corporate operating expenses. Accordingly, we have reclassified segment operating expenses and segment operating income for all periods presented.

Business Services Segment

Business Services Operating Metrics

We utilize certain non-financial and operating measures to assess our financial performance. The following table sets forth operating data as of December 31, 2011 and 2012:

	December 31, 2011	December 31, 2012
Total fiber optic route miles (a)	28,804	28,804
Colocations	1,415	1,415
Voice and data switches	56	56

(a) As of December 31, 2011 and 2012, includes 24,859 route miles owned or obtained through indefeasible rights to use (IRU) and 3,945 marketed and managed route miles.

Business Services Operating Results

The following table sets forth operating results for our Business Services segment for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,			2011 vs 2010		2012 vs 2011	
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Revenues	$160,764	$938,259	$1,031,267	$777,495	484%	$93,008	10%
Cost of revenues	90,677	473,004	536,519	382,327	422%	63,515	13%
Segment operating expenses	48,129	301,995	341,258	253,866	527%	39,263	13%
Segment operating income	$ 21,958	$163,260	$ 153,490	$141,302	644%	$(9,770)	(6)%

The increase in Business Services revenues during the year ended December 31, 2011 compared to the prior year was primarily due to the inclusion of revenues from ITC^DeltaCom beginning in December 2010 and One Communications beginning in April 2011; revenues from our newer products due to the IT services transactions entered into during 2011 and new product launches over the past year; partially offset by continued declines in revenues for certain legacy products, including traditional voice, web hosting and lower-end, single site broadband services. The increase in Business Services revenues during the year ended December 31, 2012 compared to the prior year was primarily due the inclusion of revenues from One Communications beginning in April 2011; revenues from our growth products, including MPLS, hosted voice and IT services; partially offset by continued declines in revenues for legacy products. For more detail, please see discussion under "Revenues" in "Consolidated Results of Operations" elsewhere in this section.

The increase in Business Services operating income during the year ended December 31, 2011 compared to the prior year was primarily due to the inclusion of revenues from ITC^DeltaCom beginning in December 2010 and One Communications beginning in April 2011. The decrease in Business Services operating income during the year ended December 31, 2012 compared to the prior year was primarily due to the declines in revenues for legacy products, offset by the inclusion of segment operating income from One Communications beginning in April 2011.

Consumer Services Segment

Consumer Services Operating Metrics

The following table sets forth subscriber and operating data for our Consumer Services segment for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
Consumer Subscriber Activity			
Subscribers at beginning of period	2,029,000	1,636,000	1,350,000
Gross organic subscriber additions	265,000	184,000	160,000
Churn	(658,000)	(470,000)	(358,000)
Subscribers at end of period (a)	1,636,000	1,350,000	1,152,000
Consumer Metrics			
Average narrowband subscribers (b)	1,065,000	830,000	678,000
Average broadband subscribers (b)	752,000	654,000	569,000
Average consumer subscribers (b)	1,817,000	1,484,000	1,247,000
ARPU (c)	$ 21.16	$ 21.10	$ 21.23
Churn rate (d)	3.0%	2.6%	2.4%

(a) Subscriber counts do not include new nonpaying customers. Customers receiving service under promotional programs that include periods of free service at inception are not included in subscriber counts until they become paying customers.

(b) Average subscribers is calculated by averaging the ending monthly subscribers or accounts for the thirteen months preceding and including the end of the year.

(c) ARPU represents the average monthly revenue per user (subscriber). ARPU is computed by dividing average monthly revenue for the period by the average number of subscribers for the period. Average monthly revenue used to calculate ARPU includes recurring service revenue as well as nonrecurring revenues associated with equipment and other one-time charges associated with initiating or discontinuing services.

(d) Churn rate is used to measure the rate at which subscribers discontinue service on a voluntary or involuntary basis. Churn rate is computed by dividing the average monthly number of subscribers that discontinued service during the period by the average subscribers for the period.

Consumer Services Operating Results

The following table sets forth operating results for our Consumer Services segment for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,			2011 vs 2010		2012 vs 2011	
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Revenues	$461,448	$375,845	$317,710	$(85,603)	(19)%	$(58,135)	(15)%
Cost of revenues	143,956	117,482	105,102	(26,474)	(18)%	(12,380)	(11)%
Segment operating expenses	90,209	73,293	67,526	(16,916)	(19)%	(5,767)	(8)%
Segment operating income	$227,283	$185,070	$145,082	$(42,213)	(19)%	$(39,988)	(22)%

The decreases in Consumer Services revenues and operating income during the years ended December 31, 2011 and 2012 compared to the prior years were primarily due to the continued maturation of and competition in the market for consumer Internet access and competitive pressures in the industry. The decreases in revenue were partially offset by decreases in operating expenses as our consumer subscriber base has decreased and become longer-tenured. Our longer tenured customers require less customer service and technical support and have a lower frequency of non-payment. However, we have not been able to decrease Consumer Services operating expenses to the extent of our Consumer Services revenue declines.

Liquidity and Capital Resources

The following table sets forth summarized cash flow data for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,			2011 vs 2010		2012 vs 2011	
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Net cash provided by operating activities	$ 154,449	$ 146,234	$ 191,055	$ (8,215)	(5)%	$ 44,821	31%
Net cash (used in) provided by investing activities	(454,193)	141,594	(163,836)	595,787	131%	(305,430)	(216)%
Net cash used in financing activities	(68,299)	(318,997)	(81,381)	(250,698)	(367)%	237,616	74%
Net decrease in cash and cash equivalents	$(368,043)	$ (31,169)	$ (54,162)	$ 336,874	92%	$ (22,993)	(74)%

Operating activities

The decrease in cash provided by operating activities during the year ended December 31, 2011 compared to the prior year was primarily due to an increase in interest payments, cash used to settle liabilities assumed in our acquisition of One Communications and cash used for other liabilities associated with our acquisitions, including severance and retention costs, transaction costs and other integration-related costs. These outlays were partially offset by additional cash provided by operations of our acquired companies.

The increase in cash provided by operating activities during the year ended December 31, 2012 compared to the prior year was primarily due to the inclusion of a full period of cash generated by One Communications in 2012 compared to a partial period in 2011. Also contributing to the increase was an increase in accounts payable and accrued liabilities, primarily related to timing of certain payments to network providers. This was partially offset by severance, transaction and other integration-related costs and an increase in interest payments.

Investing activities

The increase in cash flows from investing activities during the year ended December 31, 2011 compared to the prior year was primarily due to a $519.6 million change in cash associated with investments in marketable securities. During the year ended December 31, 2010, we used cash of $229.5 million for purchases of investments in marketable securities, net of sales and maturities, as we invested some of our excess cash in longer term marketable securities. During the year ended December 31, 2011, we received cash of $290.1 million for sales and maturities of investments in marketable securities, net of purchases, as we converted our investments to cash equivalents during the year. Also contributing to the change in cash flows from investing activities was a $149.2 million decrease in cash used for acquisitions, net of cash acquired. During the year ended December 31, 2010, we used $192.3 million of net cash for our acquisition of ITC^DeltaCom. During the year ended December 31, 2011, we used $43.1 million of net cash for acquisitions, primarily due to our acquisitions of One Communications and STS Telecom. The overall increase in cash flows from investing activities was offset by a $77.9 million increase in capital expenditures, primarily due to the inclusion of capital expenditures of our acquired companies, network and technology center related projects and customer acquisition costs.

The decrease in cash flows from investing activities during the year ended December 31, 2012 compared to the prior year was primarily due to a $307.4 million change in cash associated with investments in marketable securities. During the year ended December 31, 2011, we received cash of $290.1 million for sales and maturities of investments in marketable securities. During the year ended December 31, 2012, we used cash of $17.2 million for purchases of marketable securities, net of sales and maturities. Also contributing to the decrease was a $45.4 million increase in capital expenditures, primarily due to a full year of One Communications of capital expenditures, network and technology center related projects and customer acquisition costs. We continue to focus on investments in our technology infrastructure to support our long-term strategic plans. The overall decrease in cash flows from investing activities was offset by a $43.1 million decrease in cash used for acquisitions, net of cash acquired.

Financing activities

The increase in net cash used in financing activities during the year ended December 31, 2011 compared to the prior year was primarily due to a $250.3 million net change in cash associated with our debt obligations and a $46.1 million increase in cash used to repurchase common stock, partially offset by a $44.6 million decrease in dividend payments. During the year ended December 31, 2010, we used $0.9 million to repurchase 0.1 million shares of our common stock and during the year ended December 31, 2011, we used $47.0 million to repurchase 6.3 million shares of our common stock. Dividend payments decreased to $22.9 million during the year ended December 31, 2011 as we reduced the amount of our quarterly dividend from $0.16 per share to $0.05 per share in the beginning of 2011.

The decrease in net cash used in financing activities during the year ended December 31, 2012 compared to the prior year was primarily due to a $215.0 million net change in cash flows from debt activities, a $21.6 million decrease in repurchases of common stock and a $1.8 million decrease in dividend payments. During the year ended December 31, 2011, we used $250.3 million for repayment of debt and capital lease obligations and during the year ended December 31, 2012, we used $35.3 million for repayment of debt and capital lease obligations. During the year ended December 31, 2011, we repurchased 6.3 million shares of our common stock for $47.0 million and during the year ended December 31, 2012, we repurchased 3.7 million shares of our common stock for $25.4 million. Dividend payments were $22.9 million and $21.1 million during the year ended December 31, 2011 and 2012, respectively, reflecting quarterly dividends of $0.05 per share.

Future uses of cash

Our primary future cash requirements relate to outstanding indebtedness, capital expenditures, investments in our Business Services segment, acquisition and integration-related costs and dividends. In addition, we may use cash in the future to make strategic acquisitions or repurchase common stock or debt.

Debt and interest. We expect to use cash to service our outstanding indebtedness, including ITC^DeltaCom's outstanding $324.8 million aggregate principal amount of 10.5% senior secured notes due on April 1, 2016 (the "ITC^DeltaCom Notes"), our $300.0 million aggregate principal amount of Senior Notes in May 2011 and our $150.0 million revolving credit facility. We expect to use cash for interest payments. In December 2012, we redeemed 10%, or $32.5 million aggregate principal amount, of our outstanding ITC^DeltaCom Notes at a redemption price of 103% pursuant to the terms of the related indenture. We may use additional cash to redeem the ITC^DeltaCom Notes in accordance with the terms of the related indenture, to purchase the ITC^DeltaCom Notes in the open market or to refinance with new debt. In that regard, in February 2013 we launched efforts to obtain a new secured credit facility consisting of up to a $300 million term loan and up to a $150 million revolving credit facility (the "New Facility"). The proceeds from borrowings under the New Facility would be used, together with existing cash, to repay the outstanding ITC^DeltaCom Notes, to replace our existing $150 million revolving credit facility (which has no borrowings outstanding), and to pay related fees and expenses.

Capital expenditures. We expect to incur capital expenditures of approximately $140.0 million to $155.0 million during 2013. The capital expenditures are for expansion of our fiber network, the acquisition of new customers and to maintain and upgrade our network and technology infrastructure. The actual amount of capital expenditures may fluctuate due to a number of factors which are difficult to predict and could change significantly over time. Additionally, technological advances may require us to make capital expenditures to develop or acquire new equipment or technology in order to replace aging or obsolete equipment.

Investments in our Business Services segment. One of our key strategies is to grow our Business Services revenue. We are deploying a wide array of cloud, managed security and IT support services. We expect to invest cash in sales and marketing efforts and resources required to support our business services.

Acquisition and integration-related costs. We expect to continue to use cash for one-time costs related to our acquisitions, including severance costs and integration-related costs. We are currently integrating our operating support system and certain billing systems, which we expect to be substantially completed in 2013. We expect to incur expenses in connection with completing our integration. In January 2013, we restructured our sales organization in order to better meet the needs of the IT services market and decided to exit telecom systems sales early in 2013 to focus on our hosted VoIP platform for new voice customers. We will continue to evaluate our business, and may incur costs for additional restructuring activities.

Dividends. During the years ended December 31, 2010, 2011 and 2012, cash dividends declared were $0.62, $0.20 and $0.20 per common share, respectively. We currently intend to continue to pay regular quarterly dividends on our common stock. However, any decision to declare future dividends will be made at the discretion of the Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, investment opportunities and other factors the Board of Directors may deem relevant.

Other. We may use cash to invest in or acquire other companies, to repurchase common stock or to repurchase or redeem debt. We expect to continue to evaluate and consider potential strategic transactions that we believe may complement or grow our business. Although we continue to consider and evaluate potential strategic transactions, there can be no assurance that we will be able to consummate any such transaction.

Our cash requirements depend on numerous factors, including costs required to integrate our acquisitions, costs incurred to redeem or repurchase debt, the size and types of future acquisitions in which we may engage, the costs required to maintain our network infrastructure, the outcome of various telecommunications-related disputes and other proceedings, the pricing of our services and the level of resources used for our sales and marketing activities, among others. In addition, our use of cash in connection with acquisitions may limit other potential uses of our cash, including stock repurchases, debt repayments or repurchases and dividend payments.

Future sources of cash

Our principal sources of liquidity are our cash, cash equivalents and marketable securities, as well as the cash flow we generate from our operations. During the years ended December 31, 2010, 2011 and 2012, we generated $154.4 million, $146.2 million and $191.1 million in cash from operations, respectively. As of December 31, 2012, we had $157.6 million in cash and cash equivalents and $46.9 million in marketable securities. Our cash, cash equivalents and marketable securities are subject to general credit, liquidity, market, and interest rate risks, which may be exacerbated by unfavorable economic conditions.

Another source of liquidity is our revolving credit facility. We have a credit agreement providing for a senior secured revolving credit facility with aggregate revolving commitments of $150.0 million. The senior secured revolving credit facility terminates in May 2015, and at that time any amounts outstanding thereunder shall be due and payable in full. As of December 31, 2012, no amounts had been drawn or were outstanding under the senior secured revolving credit facility. As previously mentioned, in February 2013 we launched efforts to obtain a new secured credit facility to replace our existing $150 million revolving credit facility (which has no borrowings outstanding).

Our available cash and cash equivalents, together with our results of operations, are expected to be sufficient to meet our operating expenses, service outstanding indebtedness, capital requirements and investment and other obligations for at least the next 12 months. However, to refinance existing indebtedness to increase available liquidity or to fund capital expenditures, acquisitions or other strategic activities, we may seek additional financing. We have no commitments for any additional financing and have no lines of credit or similar sources of financing, other than the $150.0 million credit facility. We cannot be sure that we can obtain additional financing on favorable terms, if at all, through the issuance of equity securities or the incurrence of additional debt. Additional equity financing may dilute our stockholders, and debt financing, if available, may restrict our ability to repurchase common stock or debt, declare and pay dividends and raise future capital. If we are unable to obtain additional needed financing, it may prohibit us from refinance existing indebtedness, making acquisitions, capital expenditures and/or investments, which could materially and adversely affect our business.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Total	Payment Due by Period			
		2013	2014–2015	2016–2017	After 5 Years
			(in thousands)		
Long-term debt (1)	$ 592,300	$ —	$ —	$292,300	$300,000
Interest payments on long-term debt (2)	301,531	57,879	115,429	91,614	36,609
Purchase commitments (3)	106,896	51,663	45,953	9,231	49
Operating leases (4)	180,556	37,360	50,235	36,550	56,411
Capital leases (5)	29,127	3,385	6,597	6,212	12,933
Total (6)	$1,210,410	$150,287	$218,214	$435,907	$406,002

(1) Long-term debt includes principal payments on outstanding debt obligations. Long-term debt excludes unamortized discounts and premiums. As of December 31, 2012, we had $592.3 million aggregate principal amount of debt outstanding, consisting of $300.0 million of 8⅞% Senior Notes due May 15, 2019 and $292.3 million of ITC^DeltaCom's 10.5% senior secured notes due on April 1, 2016.

(2) Interest payments on long-term debt includes interest due on outstanding debt through maturity and commitment fees and borrowing costs under our senior secured revolving credit facility.

(3) Purchase commitments represent non-cancellable contractual obligations for services and equipment; minimum commitments under network access agreements with several carriers; and non-cancellable contractual obligations for certain advertising spending.

(4) These amounts represent base rent payments under non-cancellable operating leases for facilities and equipment that expire in various years through 2017, as well as an allocation for operating expenses. Not included in these amounts is expected sublease income of $2.8 million, $2.1 million, $1.0 million, $1.0 million, $1.1 million and $2.0 million during the years ended December 31, 2013, 2014, 2015, 2016, 2017 and thereafter, respectively.

(5) Represents remaining payments under capital leases, including interest.

(6) The table does not include our reserve for uncertain tax positions, which as of December 31, 2012 total $23.4 million, as the specific timing of any cash payments relating to this obligation cannot be projected with reasonable certainty.

Debt Covenants

Under the indentures governing our debt agreements, acceleration on principal payments would occur upon payment default or violation of debt covenants. We were in compliance with all covenants under our debt agreements as of December 31, 2012.

Off-Balance Sheet Arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Share Repurchase Program

The Board of Directors has authorized a total of $750.0 million to repurchase our common stock under our share repurchase program. As of December 31, 2012, we had utilized approximately $676.5 million pursuant to the authorizations and had $73.5 million available under the current authorization. We may repurchase our common stock from time to time in compliance with the Securities and Exchange Commission's regulations and other legal requirements, and subject to market conditions and other factors. The share repurchase program does not require us to acquire any specific number of shares and may be terminated by the Board of Directors at any time.

Non-GAAP Financial Measures

In addition to our financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), management uses certain "non-GAAP financial measures" within the meaning of the SEC Regulation G, to clarify and enhance understanding of past performance and prospects for the future. Generally, a non-GAAP financial measure is a numerical measure of a company's operating performance, financial position or cash flows that excludes or includes amounts that are included in or excluded from the most directly comparable measure calculated and presented in accordance with GAAP. Set forth below is a discussion of the presentation and use of Adjusted EBITDA and Unlevered Free Cash Flow, the non-GAAP financial measures used by management.

Adjusted EBITDA is defined as net income before interest expense and other, net, income tax provision (benefit), depreciation and amortization, stock-based compensation, impairment of goodwill and intangible assets, and restructuring, acquisition and integration-related costs. Unlevered Free Cash Flow is defined as net income before interest expense and other, net, income tax provision (benefit), depreciation and amortization, stock-based compensation, impairment of goodwill and intangible assets, and restructuring, acquisition and integration-related costs, less cash used for purchases of property and equipment.

These non-GAAP financial measures are commonly used in the industry and are presented because management believes they provide relevant and useful information to investors. Management uses these non-GAAP financial measures to evaluate the performance of its business. Management also uses Unlevered Free Cash Flow to assess its ability to fund capital expenditures, fund growth and service debt. Management believes that excluding the effects of certain non-cash and non-operating items enables investors to better understand and analyze the current period's results and provides a better measure of comparability.

There are limitations to using these non-GAAP financial measures. Adjusted EBITDA and Unlevered Free Cash Flow are not indicative of cash provided or used by operating activities and may differ from comparable information provided by other companies. Adjusted EBITDA and Unlevered Free Cash Flow should not be considered in isolation, as an alternative to, or more meaningful than measures of financial performance determined in accordance with U.S. GAAP.

The following table presents a reconciliation of Adjusted EBITDA to the most closely related financial measure reported under GAAP for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
		(in thousands)	
Net income	$ 81,480	$ 34,567	$ 7,520
Interest expense and other, net	23,409	70,640	63,416
Income tax provision (benefit)	56,804	19,902	(2,931)
Depreciation and amortization	23,390	160,083	183,304
Stock-based compensation expense	9,959	13,466	10,462
Impairment of intangible assets	1,711	—	—
Restructuring, acquisition and integration-related costs	22,368	32,068	18,244
Adjusted EBITDA	$219,121	$330,726	$280,015

The following table presents a reconciliation of Unlevered Free Cash Flow to the most closely related financial measure reported under GAAP for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
		(in thousands)	
Net income	$ 81,480	$ 34,567	$ 7,520
Interest expense and other, net	23,409	70,640	63,416
Income tax provision (benefit)	56,804	19,902	(2,931)
Depreciation and amortization	23,390	160,083	183,304
Stock-based compensation expense	9,959	13,466	10,462
Impairment of intangible assets	1,711	—	—
Restructuring, acquisition and integration-related costs	22,368	32,068	18,244
Purchases of property and equipment	(24,025)	(101,967)	(147,360)
Unlevered Free Cash Flow	$195,096	$ 228,759	$ 132,655

The following table presents a reconciliation of Unlevered Free Cash Flow, as a liquidity measure, to net cash provided by operating activities for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
		(in thousands)	
Net cash provided by operating activities	$ 154,449	$ 146,234	$ 191,055
Income tax provision (benefit)	56,804	19,902	(2,931)
Non-cash income taxes	(49,536)	(16,125)	1,707
Interest expense and other, net	23,409	70,640	63,416
Amortization of debt discount, premium and issuance costs	(14,294)	(11,136)	1,945
Restructuring, acquisition and integration-related costs	22,368	32,068	18,244
Changes in operating assets and liabilities	25,902	89,562	6,469
Purchases of property and equipment	(24,025)	(101,967)	(147,360)
Other, net	19	(419)	110
Unlevered Free Cash Flow	$ 195,096	$ 228,759	$ 132,655
Net cash (used in) provided by investing activities	$(454,193)	$ 141,594	$(163,836)
Net cash used in financing activities	$ (68,299)	$(318,997)	$ (81,381)

Critical Accounting Policies and Estimates

Set forth below is a discussion of the accounting policies and related estimates that we believe are the most critical to understanding our consolidated financial statements, financial condition and results of operations and which require complex management judgments, uncertainties and/or estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period; however, actual results could differ from those estimates. Management has discussed the development, selection and disclosure of the critical accounting policies and estimates with the Audit Committee of the Board of Directors. Information regarding our other accounting policies is included in the Notes to our Consolidated Financial Statements.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Revenue Recognition		
We offer certain services that are provided by third-party vendors. When we are the primary obligor in a transaction, have latitude in establishing prices, are the party determining the service specifications or have several but not all of these indicators, we record the revenue and cost of revenue on a gross basis. If we are not the primary obligor and/or a third-party vendor has latitude in establishing prices, we record revenue associated with the related subscribers on a net basis, netting the cost of revenue associated with the service against the gross amount billed the customer and recording the net amount as revenue.	The determination of whether we meet many of the attributes for gross and net revenue recognition is judgmental in nature and is based on an evaluation of the terms of each arrangement.	We have not made any material changes in the accounting methodology we use to recognize revenue during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to recognize revenue. However, a change in the determination of gross versus net revenue recognition would have an impact on the gross amounts of revenues and cost of revenues we recognize and the gross profit margin percentages in the period in which such determination is made and in subsequent periods; however, such a change in determination of revenue recognition would not affect net income.
Sales Credit Reserves		
We make estimates for potential future sales credits to be issued related to billing errors, service interruptions and customer disputes, which are recorded as a reduction in revenue. We analyze historical credit activity and changes in customer demands related to current billing and service interruptions when evaluating our credit reserve requirements. Experience indicates that the invoices that are provided to other telecommunications providers are often subject to significant billing disputes. Experience also has shown that these disputes can require a significant amount of time to resolve given the complexities and regulatory issues surrounding the customer relationships.	The determination of the general sales credit and customer dispute credit reserves contain uncertainties because they require management to make assumptions and apply judgment about the amount and timing of unknown billing errors and disputes.	We have not made any material changes in the accounting methodology we use to record sales credit reserves during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to record sales credit reserves. A 10% difference in our sales credit reserves as of December 31, 2012 would have affected net income by approximately $2.8 million during the year ended December 31, 2012.
Allowance for Doubtful Accounts		
We maintain an allowance for doubtful accounts for accounts receivable amounts that may not be collectible. In assessing the adequacy of the allowance for doubtful accounts, management considers a number of factors, including the aging of the accounts receivable balances, historical collection experience and a specific customer's ability to meet its financial obligations to us.	The determination of our allowance for doubtful accounts contains uncertainties because it requires management to make assumptions and apply judgment about future uncollectible accounts.	We have not made any material changes in the accounting methodology we use to record our allowance for doubtful accounts during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to record our allowance for doubtful accounts. A 10% difference in our allowance for doubtful accounts as of December 31, 2012 would have affected net income by approximately $0.8 million during the year ended December 31, 2012.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Cost of Revenues		
We rely on other carriers to provide services where we do not have facilities, and we use a number of different carriers to terminate our long distance calls. These costs are expensed as incurred. Experience indicates that the invoices that are received from other telecommunications providers are often subject to significant billing disputes. Experience also has shown that these disputes can require a significant amount of time to resolve given the complexities and regulatory issues surrounding the vendor relationships. We maintain reserves for any anticipated exposure associated with these billing disputes. The reserves are reviewed on a monthly basis, but are subject to changes in estimates and management judgment as new information becomes available.	Our cost of revenues methodology contains uncertainties because it requires management to make assumptions and apply judgment regarding the amount of future billing dispute resolutions.	We have not made any material changes in the accounting methodology we use to estimate reserves for billing disputes during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use for these reserves.
Income Taxes		
We establish reserves for tax-related uncertainties if it is more-likely-than-not that additional taxes will be due. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties. We recognize deferred tax assets and liabilities using tax rates in effect for the years in which temporary differences are expected to reverse, including net operating loss carryforwards. Management assesses the realizability of deferred tax assets and records a valuation allowance if it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized.	Our liability for unrecognized tax benefits contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions. Our effective income tax rate is also affected by changes in tax law, our level of earnings and the results of tax audits. We consider the probability of future taxable income and our historical profitability, among other factors, in assessing the amount of the valuation allowance. Significant judgment is involved in this determination, including projections of future taxable income.	As of December 31, 2012 we had unrecognized tax benefits of $23.4 million. Within the next twelve months, it is reasonably possible that approximately $1.0 million of the total uncertain tax positions recorded will reverse, primarily due to the expiration of statutes of limitation in various jurisdictions. Approximately $7.5 million would impact the effective rate once settled. Changes in these estimates and assumptions could materially affect the amount or timing of valuation allowance releases. Adjustments could be required in the future if we estimate that the amount of deferred tax assets that we are more-likely-than-not able to realize is more or less than the net amount we have recorded. Any change in the valuation allowance could have the effect of increasing stockholders' equity and/or decreasing the income tax provision in the statement of comprehensive income.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Goodwill		
We perform an impairment test of our goodwill annually during the fourth quarter of our fiscal year (October 1) or when events and circumstances indicate goodwill might be impaired. Impairment testing of goodwill is required at the reporting unit level and involves a two-step process. However, we may first assess the qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the estimated fair value of our reporting units with the reporting unit's carrying amount, including goodwill. If we determine that the carrying value of a reporting unit exceeds its estimated fair value, we perform a second step to compare the carrying amount of goodwill to the implied fair value of that goodwill. The implied fair value of goodwill is determined in the same manner as utilized to recognize goodwill in a business combination. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to the excess. We evaluate our reporting units on an annual basis and allocate goodwill to our reporting units based on the reporting units expected to benefit from the acquisition generating the goodwill.	Application of the goodwill impairment test requires judgment, including performing the qualitative assessment, the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. We estimate the fair values of our reporting units based on weighting of the income and market approaches. These models use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy. Under the income approach, we calculate the fair value of the reporting unit based on the present value of estimated cash flows using a discounted cash flow method. The significant assumptions used in the discounted cash flow method include internal forecasts and projections developed by management for planning purposes, available industry/market data, strategic plans, discount rates and the growth rate to calculate the terminal value. Under the market approach, we estimate the fair value using the guideline company method. We select guideline companies in the industry where each reporting unit operates. We primarily use revenue and EBITDA multiples based on the multiples of the selected guideline companies. The assumptions with the most significant impact on the fair value of the reporting unit are those related to the discount rate, the terminal value, future operating cash flows and the growth rate. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.	We have not made any material changes in the accounting methodology used to evaluate impairment of goodwill during the last three years other than the adoption of the new guidance allowing the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative impairment test. We did not record any impairment of goodwill during the years ended 2010, 2011 or 2012. As of December 31, 2012, we had approximately $379.4 million of goodwill. Of the total goodwill, $290.5 million was allocated to our Business Services reporting unit and $88.9 million was allocated to our Consumer Services reporting unit. We elected to forgo the qualitative assessment on our goodwill for our fiscal 2012 impairment test. Our fiscal 2012 impairment test indicated the estimated fair value of our Consumer Services reporting unit substantially exceeded the carrying value and therefore was not at risk of future impairment. The estimated fair value of our Business Services reporting unit exceeded its carrying value by approximately 3% and is at risk for future impairment. If a hypothetical increase of 100 basis points in the discount rate was applied, our Business Services reporting unit would have failed Step 1. Deterioration in estimated future cash flows in this reporting unit could result in future goodwill impairment. We continue to monitor events and circumstances which may affect the fair value of this reporting unit. Examples of events or circumstances that could have a negative effect on the estimated fair value of the Business Services reporting unit include (i) changes in technology or customer demands that were not anticipated; (ii) competition or regulatory developments in the industry that may adversely affect profitability; (iii) a prolonged weakness in general economic conditions; (iv) a sustained decrease in share price; (v) volatility in the equity and debt markets which could result in a higher discount rate; and (vi) the inability to execute our strategy to grow our IT services and other growth products. If the assumptions used in the impairment analysis are not met or materially change, we may be required to recognize an impairment loss. There have been no significant events since the timing of our impairment test that would have triggered additional impairment testing.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Long-lived assets		
We depreciate property and equipment and amortize intangible assets using a straight-line method over the estimated useful lives of the assets. Estimates of useful lives are based on the nature of the underlying assets as well as our experience with similar assets and intended use. We perform tests of impairment for long-lived assets such as property and equipment and definite-lived intangible assets when certain events or changes in circumstances indicate that the carrying amount may not be recoverable.	Estimates of useful lives can differ from actual useful lives due to the inherent uncertainty in making these estimates. Our impairment tests contain uncertainties because they require management to make assumptions and apply judgment to estimate future cash flows and asset fair values including, subscriber additions, churn, prices, marketing spending, operating costs and capital spending. Significant judgment is involved in estimating these factors, and they include inherent uncertainties.	We have not made any material changes in the accounting methodology we use to account for long-lived assets during the past three years. We did not recognize any material impairment charges for our long-lived assets during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to account for long-lived assets. However, if other assumptions and estimates had been used in the current period, the balances for noncurrent assets could have been materially impacted. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.
Business Combinations		
We recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to our consolidated statements of operations.	Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, obligations assumed and pre-acquisition contingencies, including uncertain tax positions and tax-related valuation allowances, reserves for billing disputes and revenue reserves. Examples of critical estimates in valuing certain of the intangible assets include, but are not limited to, future expected cash flows from customer contracts and acquired developed technologies, the acquired company's brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio and discount rates.	Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Fair value measurements As of December 31, 2011 and 2012, we held certain assets that are required to be measured at fair value on a recurring basis. These included our cash equivalents and marketable securities. We classify certain marketable securities, including government and agency securities, corporate debt securities, commercial paper, certificates of deposit and municipal bonds, within Level 2 because these securities are valued based on quoted prices in markets that are less active, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.	Determining the fair values of these marketable securities requires significant judgment.	We have not made any material changes in the accounting methodology we use to account for marketable securities. We did not recognize any material impairment charges for our marketable securities during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to estimate fair value of our marketable securities. If other assumptions and estimates had been used, the fair value of our marketable securities could have been materially impacted.
Loss Contingencies We are party to various legal proceedings and other disputes arising in the normal course of business, including, but not limited to, regulatory audits, trademark and patent infringement, billing disputes, rights of access, tax, consumer protection, employment and tort. We accrue for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Where it is probable that a liability has been incurred and there is a range of expected loss for which no amount in the range is more likely than any other amount, we accrue at the low end of the range. We review our accruals each reporting period.	The determination of our loss contingencies contain uncertainties because they require management to make assumptions and apply judgment about unknown resolution of matters. In addition, regulatory matters are subject to differing interpretations.	During the year ended December 31, 2012, we recorded an $8.3 million charge to increase our reserves for regulatory audits, primarily an audit currently being conducted by the Universal Service Administrative Company on previous ITC^DeltaCom Universal Service Fund assessments and payments, because the amount became probable and estimable during the period. We have not made any material changes in the accounting methodology used to accrue for loss contingencies during the last three years.

Cautionary Note Concerning Factors That May Affect Future Results

The Management's Discussion and Analysis and other portions of this Annual Report on Form 10-K include "forward-looking" statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from those described. Although we believe that the expectations expressed in these forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. With respect to such forward-looking statements, we seek the protections afforded by the Private Securities Litigation Reform Act of 1995. These risks include, without limitation (1) that we may not be able to execute our strategy to be an IT services company for small and medium-sized businesses with IT and network security needs, which could adversely affect our results of operations and cash flows; (2) that we may not be able to grow revenues from our evolving Business Services product portfolio to offset declining revenues from our legacy Business Services products and from our Consumer Services segment, which could adversely affect our results of operations and cash flows; (3) that we may not be able to develop the optimal sales model necessary to implement our business strategy; (4) that we may be unsuccessful integrating acquisitions into our business, which could result in operating difficulties, losses and other adverse consequences; (5) that if we are unable to adapt to changes in technology and customer demands, we may not remain competitive, and our revenues and operating results could suffer; (6) that our failure to achieve operating efficiencies will adversely affect our results of operations; (7) that as a result of our continuing review of our business, we may have to undertake further restructuring plans that would require additional charges, including incurring facility exit and restructuring charges; (8) that unfavorable general economic conditions could harm our business; (9) that we may be unable to successfully identify, manage and assimilate future acquisitions, which could adversely affect our results of operations; (10) that we face significant competition in the IT services and communications industry that could reduce our profitability; (11) that decisions by legislative or regulatory authorities, including the Federal Communications Commission relieving incumbent carriers of certain regulatory requirements, and possible further deregulation in the future, may restrict our ability to provide services and may increase the costs we incur to provide these services; (12) that if we are unable to interconnect with AT&T, Verizon and other incumbent carriers on acceptable terms, our ability to offer competitively priced local telephone services will be adversely affected; (13) that our operating performance will suffer if we are not offered competitive rates for the access services we need to provide our long distance services; (14) that we may experience reductions in switched access and reciprocal compensation revenue; (15) that failure to obtain and maintain necessary permits and rights-of-way could interfere with our network infrastructure and operations; (16) that we have substantial business relationships with several large telecommunications carriers, and some of our customer agreements may not continue due to financial difficulty, acquisitions, non-renewal or other factors, which could adversely affect our wholesale revenue and results of operations; (17) that we obtain a majority of our network equipment and software from a limited number of third-party suppliers; (18) that work stoppages experienced by other communications companies on whom we rely for service could adversely impact our ability to provision and service our customers; (19) that our commercial and alliance arrangements may not be renewed or may not generate expected benefits, which could adversely affect our results of operations; (20) that our consumer business is dependent on the availability of third-party network service providers; (21) that we face significant competition in the Internet access industry that could reduce our profitability; (22) that the continued decline of our consumer access subscribers, combined with the change in mix of our consumer access base from narrowband to broadband, will adversely affect our results of operations; (23) that potential regulation of Internet service providers could adversely affect our operations; (24) that if we, or other industry participants, are unable to successfully defend against disputes or legal actions, we could face substantial liabilities or suffer harm to our financial and operational prospects; (25) that we may be accused of infringing upon the intellectual property rights of third parties, which is costly to defend and could limit our ability to use certain technologies in the future; (26) that we may not be able to protect our intellectual property; (27) that we may be unable to hire and retain sufficient qualified personnel, and the loss of any of our key executive officers could adversely affect us; (28) that our business depends on effective business support systems and processes; (29) that privacy concerns relating to our business could damage our reputation and deter current and potential users from using our services; (30) that cyber security breaches could harm our business; (31) that interruption or failure of our network and information systems and other technologies could impair our ability to provide our services, which could damage our reputation and harm our operating results; (32) that government regulations could adversely affect our business or force us to change our business practices; (33) that regulatory audits have in the past, and could in the future, result in increased costs; (34) that our business may suffer if third parties are unable to provide services or terminate their relationships with us; (35) that we may be required to recognize impairment charges on our goodwill and intangible assets, which would adversely affect our results of operations and financial position; (36) that we may have exposure to greater than anticipated tax liabilities and the use of our net operating losses and certain other tax attributes could be limited in the future; (37) that our indebtedness could adversely affect our financial health and limit our ability to react to changes in our industry; (38) that we may require substantial capital to support business growth or refinance existing indebtedness, and this capital may not be available to us on acceptable terms, or at all; (39) that our debt agreements include restrictive covenants, and failure to comply with these covenants could trigger acceleration of payment of outstanding indebtedness; (40) that we may reduce, or cease payment of, quarterly cash dividends; (41) that our stock price may be volatile; and (42) that provisions of our third restated certificate of incorporation, amended and restated bylaws and other elements of our capital structure could limit our share price and delay a change of control of the company. These risks and uncertainties are described in greater detail in Item 1A of Part I, "Risk Factors."

Item 7a. Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to interest rate risk with respect to our outstanding indebtedness. As of December 31, 2011 and 2012, we had approximately $637.1 million and $599.2 million, respectively, of long-term debt outstanding (excluding capital lease obligations), all of which bear interest at fixed rates. The fair value of our outstanding indebtedness may be adversely impacted due to a rise in interest rates. In general, securities with longer maturities are subject to greater interest rate risk than those with shorter maturities. The following table presents the fair value of our outstanding indebtedness, excluding capital lease obligations, as of December 31, 2011 and 2012:

	As of December 31, 2011		As of December 31, 2012	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
ITC^DeltaCom senior secured notes	$346,856	$320,578	$307,994	$306,915
EarthLink senior notes	290,221	284,700	291,182	315,000
Total debt, excluding capital leases	$637,077	$605,278	$599,176	$621,915

We are also exposed to interest rate risk with respect to our investments in marketable securities. A change in prevailing interest rates may cause the fair value of our investments to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of its investment may decline. To minimize this risk, we have historically held many investments until maturity, and as a result, we receive interest and principal amounts pursuant to the underlying agreements. To further mitigate risk, we have historically maintained our portfolio of investments in a variety of securities, including government agency and notes, corporate debt securities, commercial paper, certificates of deposit and municipal bonds, all of which bear a minimum short-term rating of A1/P1 or a minimum long-term rating of A/A2. As of December 31, 2011 and 2012, net unrealized losses in these investments were not material. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate.

Item 8. Financial Statements And Supplementary Data.

EARTHLINK, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Stockholders of EarthLink, Inc.

We have audited the accompanying consolidated balance sheets of EarthLink, Inc. as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EarthLink, Inc. at December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), EarthLink, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 20, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and
Stockholders of EarthLink, Inc.

We have audited EarthLink, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). EarthLink, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EarthLink, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of EarthLink, Inc. and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 20, 2013

EARTHLINK, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31, 2011	December 31, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 211,783	$ 157,621
Marketable securities	28,606	42,073
Restricted cash	1,781	1,013
Accounts receivable, net of allowance of $7,323 and $7,872 as of December 31, 2011 and 2012, respectively	114,757	112,765
Prepaid expenses	13,163	17,171
Deferred income taxes, net	38,437	15,954
Other current assets	23,530	20,303
Total current assets	432,057	366,900
Long-term marketable securities	1,001	4,778
Property and equipment, net	389,549	418,966
Long-term deferred income taxes, net	172,376	195,012
Goodwill	378,235	379,415
Other intangible assets, net	285,361	214,685
Other long-term assets	21,872	19,654
Total assets	$1,680,451	$1,599,410
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 16,023	$ 18,792
Accrued payroll and related expenses	29,090	31,003
Other accrued liabilities	126,841	129,572
Deferred revenue	61,440	51,690
Current portion of long-term debt and capital lease obligations	1,655	1,375
Total current liabilities	235,049	232,432
Long-term debt and capital lease obligations	653,765	614,890
Other long-term liabilities	38,493	33,284
Total liabilities	927,307	880,606
Commitments and contingencies (See Note 15)		
Stockholders' equity:		
Convertible preferred stock, $0.01 par value, 100,000 shares authorized, 0 shares issued and outstanding as of December 31, 2011 and 2012	—	—
Common stock, $0.01 par value, 300,000 shares authorized, 196,202 and 196,919 shares issued as of December 31, 2011 and 2012, respectively, and 106,193 and 102,739 shares outstanding as of December 31, 2011 and 2012, respectively	1,962	1,969
Additional paid-in capital	2,071,298	2,057,974
Accumulated deficit	(613,668)	(606,148)
Treasury stock, at cost, 90,009 and 94,180 shares as of December 31, 2011 and 2012, respectively	(706,434)	(735,003)
Accumulated other comprehensive income (loss)	(14)	12
Total stockholders' equity	753,144	718,804
Total liabilities and stockholders' equity	$1,680,451	$1,599,410

The accompanying notes are an integral part of these financial statements.

EARTHLINK, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2010	2011	2012
	(in thousands, except per share data)		
Revenues	$622,212	$1,314,104	$1,348,977
Operating costs and expenses:			
Cost of revenues (exclusive of depreciation and amortization shown separately below)	234,633	590,486	641,621
Selling, general and administrative (exclusive of depreciation and amortization shown separately below)	178,417	406,358	437,803
Depreciation and amortization	23,390	160,083	183,304
Restructuring, acquisition and integration-related costs	22,368	32,068	18,244
Impairment of intangible assets	1,711	—	—
Total operating costs and expenses	460,519	1,188,995	1,280,972
Income from operations	161,693	125,109	68,005
Interest expense and other, net	(23,409)	(70,640)	(63,416)
Income before income taxes	138,284	54,469	4,589
Income tax (provision) benefit	(56,804)	(19,902)	2,931
Net income	$ 81,480	$ 34,567	$ 7,520
Other comprehensive income (loss), net of tax:			
Unrealized holding (losses) gains on investments, net of tax	(253)	(255)	26
Other comprehensive income (loss), net of tax	(253)	(255)	26
Comprehensive income	$ 81,227	$ 34,312	$ 7,546
Net income per share			
Basic	$ 0.75	$ 0.32	$ 0.07
Diluted	$ 0.74	$ 0.32	$ 0.07
Weighted average common shares outstanding			
Basic	108,057	108,098	105,221
Diluted	109,468	108,949	105,983

The accompanying notes are an integral part of these financial statements.

EARTHLINK, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount			Shares	Amount		
	(in thousands)							
Balance as of December 31, 2009	190,472	$1,905	$2,118,100	$(729,715)	(83,340)	$(656,760)	$ 494	$734,024
Exercise of stock options and vesting of restricted stock units	1,353	13	2,738	—	—	—	—	2,751
Tax withholdings related to net share settlements of restricted stock units and stock options	—	—	(3,535)	—	—	—	—	(3,535)
Dividends paid	—	—	(67,474)	—	—	—	—	(67,474)
Dividends payable on restricted stock units	—	—	(514)	—	—	—	—	(514)
Stock-based compensation expense	—	—	9,919	—	—	—	—	9,919
Restricted stock units assumed and converted	—	—	2,275	—	—	—	—	2,275
Debt redemption	—	—	(176)	—	—	—	—	(176)
Change in deferred tax asset	—	—	222	—	—	—	—	222
Repurchases of common stock	—	—	—	—	(103)	(851)	—	(851)
Unrealized holding losses, net of tax	—	—	—	—	—	—	(253)	(253)
Net income	—	—	—	81,480	—	—	—	81,480
Balance as of December 31, 2010	191,825	1,918	2,061,555	(648,235)	(83,443)	(657,611)	241	757,868
Exercise of stock options and vesting of restricted stock units	1,379	14	605	—	—	—	—	619
Tax withholdings related to net share settlements of restricted stock units and stock options	—	—	(5,572)	—	—	—	—	(5,572)
Dividends paid on shares outstanding and restricted stock units	—	—	(22,913)	—	—	—	—	(22,913)
Dividends payable on restricted stock units	—	—	702	—	—	—	—	702
Stock-based compensation expense	—	—	13,497	—	—	—	—	13,497
Issuance of common stock in connection with acquisition of One Communications	2,998	30	23,568	—	—	—	—	23,598
Return of One Communications escrow shares	—	—	—	—	(233)	(1,834)	—	(1,834)
Change in deferred tax asset	—	—	(144)	—	—	—	—	(144)
Repurchases of common stock	—	—	—	—	(6,333)	(46,989)	—	(46,989)
Unrealized holding losses, net of tax	—	—	—	—	—	—	(255)	(255)
Net income	—	—	—	34,567	—	—	—	34,567
Balance as of December 31, 2011	196,202	1,962	2,071,298	(613,668)	(90,009)	(706,434)	(14)	753,144
Exercise of stock options and vesting of restricted stock units	717	7	333	—	—	—	—	340
Tax withholdings related to net share settlements of restricted stock units and stock options	—	—	(2,379)	—	—	—	—	(2,379)
Dividends paid on shares outstanding and restricted stock units	—	—	(21,128)	—	—	—	—	(21,128)
Dividends payable on restricted stock units	—	—	(299)	—	—	—	—	(299)
Stock-based compensation expense	—	—	10,471	—	—	—	—	10,471
Return of One Communications escrow shares	—	—	—	—	(422)	(3,154)	—	(3,154)
Change in deferred tax asset	—	—	(322)	—	—	—	—	(322)
Repurchases of common stock	—	—	—	—	(3,749)	(25,415)	—	(25,415)
Unrealized holding gains, net of tax	—	—	—	—	—	—	26	26
Net income	—	—	—	7,520	—	—	—	7,520
Balance as of December 31, 2012	196,919	$1,969	$2,057,974	$(606,148)	(94,180)	$(735,003)	$ 12	$718,804

The accompanying notes are an integral part of these consolidated financial statements.

EARTHLINK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2010	2011	2012
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 81,480	$ 34,567	$ 7,520
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	23,390	160,083	183,304
Impairment of intangible assets	1,711	—	—
Loss on disposals and impairments of fixed assets	579	3,871	1,531
Non-cash income taxes	49,536	16,125	(1,707)
Stock-based compensation	9,959	13,466	10,462
Amortization of debt discount, premium and issuance costs	14,294	11,136	(1,945)
Gain on conversion and repayment of debt	(172)	(2,449)	(808)
Other operating activities	(426)	(1,003)	(833)
Decrease (increase) in accounts receivable, net	16	(4,045)	(386)
Decrease (increase) in prepaid expenses and other assets	1,490	(17,502)	2,044
Decrease in accounts payable and accrued and other liabilities	(25,175)	(78,795)	(7,040)
(Decrease) increase in deferred revenue	(2,233)	10,780	(1,087)
Net cash provided by operating activities	154,449	146,234	191,055
Cash flows from investing activities:			
Purchase of businesses, net of cash acquired	(192,252)	(43,095)	—
Purchases of property and equipment	(24,025)	(101,967)	(147,360)
Purchases of marketable securities	(362,127)	(29,621)	(73,060)
Sales and maturities of marketable securities	132,592	319,729	55,816
Payments to settle precombination stock awards	(9,062)	—	—
Proceeds received from investments in other companies	1,618	—	—
Change in restricted cash	(937)	489	768
Other investing activities	—	(3,941)	—
Net cash (used in) provided by investing activities	(454,193)	141,594	(163,836)
Cash flows from financing activities:			
Proceeds from issuance of debt, net of issuance costs	—	278,256	—
Repayment of debt and capital lease obligations	(35)	(528,550)	(35,287)
Repurchases of common stock	(851)	(46,989)	(25,415)
Payment of dividends	(67,474)	(22,913)	(21,128)
Proceeds from exercises of stock options	2,829	619	338
Other financing activities	(2,768)	580	111
Net cash used in financing activities	(68,299)	(318,997)	(81,381)
Net decrease in cash and cash equivalents	(368,043)	(31,169)	(54,162)
Cash and cash equivalents, beginning of year	610,995	242,952	211,783
Cash and cash equivalents, end of year	$ 242,952	$ 211,783	$ 157,621

The accompanying notes are an integral part of these financial statements.

1. Organization

EarthLink, Inc. ("EarthLink" or the "Company"), together with its consolidated subsidiaries, is a leading network, communications and IT services provider to business and residential customers in the United States. The Company operates two reportable segments, Business Services and Consumer Services. The Company's Business Services segment provides a broad range of data, voice and IT services to retail and wholesale business customers. The Company's Consumer Services segment provides nationwide Internet access and related value-added services to residential customers. The Company operates an extensive network including approximately 28,800 route fiber miles, 90 metro fiber rings and four enterprise-class data centers that provide IP coverage across more than 90 percent of the United States. For further information concerning the Company's reportable segments, see Note 18, "Segment Information."

2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements of EarthLink include the accounts of its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. Specifically, the Company reclassified certain amounts within current liabilities and between current and other long-term liabilities as of December 31, 2011 to conform with current year presentation, including a $7.5 million reclassification from other accrued liabilities to other long-term liabilities that primarily related to the presentation of tax liabilities.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying footnotes. Actual results could differ from those estimates. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to the allowance for doubtful accounts; revenue reserves for billings to other carriers; expected results of disputed vendor charges for cost of services; the use, recoverability, and/or realizability of certain assets, including deferred tax assets; useful lives of intangible assets and property and equipment; the fair values of assets acquired and liabilities assumed in acquisitions of businesses, including acquired intangible assets; facility exit and restructuring liabilities; fair values of investments; stock-based compensation expense; unrecognized tax benefits; and contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable.

Business Combinations

The Company accounts for business combinations by recognizing all of the assets acquired and liabilities assumed at the acquisition date fair value. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, the Company's estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to the Company's Consolidated Statements of Comprehensive Income.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less at the date of acquisition. Cash equivalents are stated at amortized cost, which approximates fair value.

Restricted Cash

The Company classifies any cash or investments that collateralize outstanding letters of credit or certain operating or performance obligations of the Company as restricted cash. Restricted cash is classified as current in the Consolidated Balance Sheets according to the duration of the restriction and the purpose for which the restriction exists.

Marketable Securities

Marketable securities consist of investments with original maturities greater than three months at the date of acquisition. Marketable securities with maturities less than one year from the balance sheet date are classified as short-term marketable securities. Marketable securities with maturities greater than one year from the balance sheet date are classified as long-term marketable securities. These investments primarily consist of corporate debt securities, government and agency notes (which include U.S. treasury securities and government-sponsored debt securities), commercial paper, certificates of deposit and municipal bonds. These securities are classified as available for sale. Available-for-sale securities are carried at fair value, with any unrealized gains and losses, net of tax, included in accumulated other comprehensive income as a separate component of stockholders' equity and in total comprehensive income. Amounts reclassified out of accumulated other comprehensive income into earnings are determined on a specific identification basis. Realized gains and losses on marketable securities are determined on a specific identification basis and included in interest expense and other, net, in the Consolidated Statements of Comprehensive Income.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for accounts receivable amounts that may not be collectible. In assessing the adequacy of the allowance for doubtful accounts, management considers a number of factors, including the aging of the accounts receivable balances, historical collection experience and a specific customer's ability to meet its financial obligations to the Company. If the financial condition of EarthLink's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Allowances for doubtful accounts are recorded as a selling, general and administrative expense in the Consolidated Statements of Comprehensive Income.

The Company's allowance for doubtful accounts was $7.3 million and $7.9 million as of December 31, 2011 and 2012, respectively. The Company recorded bad debt expense of $3.6 million, $9.9 million and $8.6 million during the years ended December 31, 2010, 2011 and 2012, respectively. The Company's write-offs of uncollectible accounts were $4.1 million, $3.8 million and $8.0 million during the years ended December 31, 2010, 2011 and 2012, respectively.

Inventories

Inventories consist of finished goods and are stated at the lower of cost or market value, using the first-in, first-out method. Inventories are included in other current assets in the Consolidated Balance Sheets.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment acquired in connection with business combinations are recorded at acquisition date fair value. The costs of additions, replacements and substantial improvements are capitalized, while the costs for maintenance and repairs are charged to operating expense as incurred. Upon retirements or sales, the original cost and related accumulated depreciation are removed from the respective accounts, and any gains and losses are included in interest expense and other, net, or as facility exit and restructuring costs in the Consolidated Statements of Comprehensive Income, as appropriate. Upon impairment, the Company accelerates depreciation of the asset and such cost is included in operating expenses.

Depreciation expense is determined using the straight-line method over the estimated useful lives of the various asset classes. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful life or the remaining term of the lease. When leases are extended, the remaining useful lives of leasehold improvements are increased as appropriate, but not for a period in excess of the remaining lease term. The estimated useful lives of property and equipment are as follows:

Buildings	15–30 years
Communications and fiber optic network	10–20 years
Computer equipment and software	2–5 years
Office and other equipment	2–5 years
Customer acquisition costs	31–36 months
Leasehold improvements	Shorter of estimated useful life or lease term

The Company capitalizes costs directly related to the design, deployment and expansion of its network and operating support systems, including employee-related costs. The Company also capitalizes customer installation and acquisition costs related to its Business Services customers to the extent they are recoverable. Customer installation costs represent nonrecurring fees paid to other telecommunications carriers for services performed by the carriers when the Company orders last mile facilities in connection with new customers acquired by the Company. Customer acquisition costs include internal personnel costs directly associated with the provisioning of new customer orders. Such customer acquisition costs represent incremental direct costs incurred by the Company that would not have been incurred absent a new customer contract. Customer installation and acquisition costs are amortized over the actual weighted average initial contract terms of contracts initiated each month, assuming a customer churn factor.

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method of accounting. Purchased intangible assets consist primarily of subscriber bases and customer relationships, acquired software and technology, trade names and other assets acquired in conjunction with the purchases of businesses and subscriber bases from other companies. When management determines material intangible assets are acquired in conjunction with the purchase of a company, the Company determines the fair values of the identifiable intangible assets by taking into account management's own analysis and an independent third party valuation specialist's appraisal. Intangible assets determined to have definite lives are amortized over their estimated useful lives. Subscriber bases acquired directly are valued at cost plus assumed service liabilities, which approximates fair value at the time of purchase.

The Company does not amortize goodwill and intangible assets deemed to have indefinite lives. The Company tests its goodwill and indefinite-lived intangible assets annually during the fourth quarter of its fiscal year or when events and circumstances indicate that those assets might have an other than temporary impairment. Impairment testing of goodwill is required at the reporting unit level (operating segment or one level below operating segment) and involves a two-step process. Prior to performing the two-step impairment test, the Company may make a qualitative assessment of the likelihood of goodwill impairment in order to determine whether a detailed quantitative analysis is required. The first step of the impairment test involves comparing the estimated fair values of the Company's reporting units with the reporting units' carrying amounts, including goodwill. The Company estimates the fair value of the reporting unit using discounted expected future cash flows. If the carrying amount of the reporting unit exceeds its fair value, a second step is performed to compare the carrying amount of goodwill to the implied fair value of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to the excess. Impairment testing of intangible assets deemed to have indefinite lives is performed by comparing the carrying value of the asset to the fair value. If the carrying amount of an indefinite-lived intangible asset exceeds the fair value, an impairment loss is recognized equal to the excess. The Company had no indefinite-lived intangible assets as of December 31, 2011 and 2012.

Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property and equipment and purchased definite-lived intangible assets, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used or a significant adverse change that would indicate the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss, if any, based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Leases

The Company categorizes leases at their inception as either operating or capital leases depending on certain criteria. Certain of the Company's operating lease agreements include scheduled rent escalations or rent holiday over the term of the lease. The Company recognizes rent expense on a straight-line basis over the term of the lease. The difference between rent expense and rent paid is recorded as deferred rent and included in other liabilities in the Consolidated Balance Sheets. Incentives granted under certain leases are treated as a reduction of the Company's rent expense on a straight-line basis over the term of the related lease agreement. Leasehold improvements funded by the lessor under operating leases are recorded as leasehold improvements and deferred rent.

Asset Retirement Obligations

The Company has asset retirement obligations associated with certain assets within leased facilities that the Company is contractually obligated to retire upon termination of the associated lease agreement and the return of facilities to pre-lease condition. The fair value of the obligation is also capitalized as property and equipment and amortized over the estimated useful life of the associated asset. The Company's asset retirement obligations were $4.3 million and $4.3 million as of December 31, 2011 and 2012, respectively, and are included in other long-term liabilities in the Consolidated Balance Sheets.

Revenue Recognition

General. EarthLink recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. EarthLink's customers generally pay in advance for their services, and revenue is recognized ratably over the service period. Advance payments from customers for invoiced services that have not yet been performed are recorded as deferred revenue in the Consolidated Balance Sheets.

The Company's Business Services segment earns revenue by providing a broad range of data, voice, equipment and IT services to retail and wholesale business customers. The Company presents its Business Services revenue into the following categories: (1) retail services, which includes data, voice and IT services provided to businesses and enterprise organizations; (2) wholesale services, which includes the sale of transmission capacity to other telecommunications carriers; and (3) other services, which includes the sale of customer premises equipment and web hosting. Revenues generally consist of recurring monthly charges for such services; usage fees; installation fees; equipment fees; and termination fees.

The Company's Consumer Services segment earns revenue by providing nationwide Internet access and related value-added services. The Company presents its Consumer Services revenue into the following categories: (1) access services, which includes narrowband and broadband Internet access services and (2) value-added services, which includes revenues from ancillary services sold as add-on features to EarthLink's Internet access services, such as security products, premium email only, home networking and email storage; search revenues; and advertising revenues. Revenues generally consist of recurring monthly charges for such services; usage fees; installation fees; termination fees; and fees for equipment.

Multiple element arrangements. Revenues may be part of multiple element arrangements, such as equipment sold with data and voices services. For multiple element arrangements, the Company separates deliverables into units of accounting and recognizes revenue for each unit of accounting based on evidence of each unit's relative selling price to the total arrangement consideration, assuming all other revenue recognition criteria have been met. Each deliverable is considered a separate unit of accounting if the delivered item has stand-alone value to the customer. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: 1) the price the Company sells the same unit for when the Company sells it separately; 2) the price another vendor would sell a generally interchangeable item; or 3) the Company's best estimate of the stand-alone price.

Gross versus net revenue recognition. The Company offers certain services that are provided by third-party vendors. When the Company is the primary obligor in a transaction, has latitude in establishing prices, is the party determining the service specifications or has several but not all of these indicators, the Company records the revenue on a gross basis. If the Company is not the primary obligor and/or a third-party vendor has latitude in establishing prices, the Company records revenue associated with the related subscribers on a net basis, netting the cost of revenue associated with the service against the gross amount billed the customer and recording the net amount as revenue.

Activation and installation. When the Company receives service activation and installation fee revenues in advance of the provision of services, the Company defers the service activation and installation fee revenues and amortizes them over the actual weighted average initial contract terms of contracts initiated each month, assuming a customer churn factor. The costs associated with such activation and installation activities are deferred and recognized as operating expense over the same period to the extent they are recoverable based on future revenues.

Sales credit reserves. The Company makes estimates for potential future sales credits to be issued in respect of earned revenues, related to billing errors, service interruptions and customer disputes which are recorded as a reduction in revenue. The Company analyzes historical credit activity and changes in customer demands related to current billing and service interruptions when evaluating its credit reserve requirements. The Company reserves known billing errors and service interruptions as incurred. The Company reviews customer disputes and reserves against those we believe to be valid claims. The Company also estimates a sales credit reserve related to unknown billing errors and disputes based on historical credit activity. Experience indicates that the invoices that are provided to other telecommunications providers are often subject to significant billing disputes. Experience also has shown that these disputes can require a significant amount of time to resolve given the complexities and regulatory issues surrounding the customer relationships.

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company currently records all taxes billed to its customers and remitted to governmental authorities, including Universal Service Fund contributions and sales, use and excise taxes, on a net basis in the Consolidated Statements of Comprehensive Income.

Cost of Revenues

Cost of revenues includes costs directly associated with providing services to the Company's customers. Cost of revenues does not include depreciation and amortization expense.

Cost of revenues for the Company's Business Services segment primarily consists of the cost of connecting customers to the Company's networks via leased facilities; the costs of leasing components of its network facilities; costs paid to third-party providers for interconnect access and transport services; costs of providing IT services; and the costs of equipment sold to customers. The Company utilizes other carriers to provide services where the Company does not have facilities. The Company utilizes a number of different carriers to terminate its long distance calls outside of its network. These costs are expensed as incurred.

These costs include an estimate of charges for which invoices have not yet been received, and are based upon the estimated number of transmission lines and facilities in service, estimated minutes of use and estimated amounts accrued for pending disputes with other carriers, as well as upon the contractual rates charged by the Company's service providers. Subsequent adjustments to these estimates may occur after the bills are received for the actual costs incurred, but these adjustments generally are not expected to be material to operating results. Experience indicates that the invoices that are received from other telecommunications providers are often subject to significant billing disputes. Experience also has shown that these disputes can require a significant amount of time to resolve given the complexities and regulatory issues affecting the vendor relationships. The Company maintains reserves for any anticipated exposure associated with these billing disputes. The reserves are reviewed on a monthly basis, but are subject to changes in estimates and management judgment as new information becomes available. Given the length of time the Company has historically required to resolve these disputes, disputes may be resolved or require adjustment in future periods and relate to costs invoiced, accrued or paid in prior periods. The Company believes its reserves are adequate.

Cost of revenues for the Company's Consumer Services segment primarily consists of telecommunications fees and network operations costs incurred to provide the Company's Internet access services; fees paid to content providers for information provided on the Company's online properties; and the cost of equipment sold to customers for use with the Company's services. Consumer Services cost of revenues also includes sales incentives, which include the cost of promotional products and services provided to potential and new subscribers, including free modems and other hardware.

Selling, General and Administrative Expense

The Company's selling, general and administrative expenses consist of expenses related to sales and marketing, customer service, network operations, information technology, regulatory, billing and collections, corporate administration, and legal and accounting. Such costs include salaries and related employee costs (including stock-based compensation), outsourced labor, professional fees, property taxes, travel, insurance, rent, advertising and other administrative expenses.

Advertising Costs

Advertising costs are expensed as incurred and included in selling, general and administrative expense in the Consolidated Statements of Comprehensive Income. Advertising expenses were $12.4 million, $8.6 million and $8.6 million during the years ended December 31, 2010, 2011 and 2012, respectively.

Stock-Based Compensation

As of December 31, 2012, EarthLink had various stock-based compensation plans, which are more fully described in Note 12, "Stock-Based Compensation." The Company measures compensation cost for all stock awards at fair value on the date of grant and recognizes compensation expense over the requisite service period for awards expected to vest. The Company estimates the fair value of stock options using the Black-Scholes valuation model, and determines the fair value of restricted stock units based on the quoted closing price of EarthLink's common stock on the date of grant. Such value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. For performance-based awards, the Company recognizes expense over the requisite service period, net of estimated forfeitures, using the accelerated attribution method when it is probable that the performance measure will be achieved. The estimate of awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical employee attrition rates. Actual results, and future changes in estimates, may differ substantially from the Company's current estimates.

Restructuring, Acquisition and Integration-Related Costs

The Company recognizes a liability for costs associated with an exit or disposal activity when the liability is incurred. Facility exit and restructuring liabilities include estimates for, among other things, severance payments and amounts due under lease obligations, net of estimated sublease income, if any. Key variables in determining lease estimates include operating expenses due under lease arrangements, the timing and amounts of sublease rental payments, tenant improvement costs and brokerage and other related costs. The Company periodically evaluates and, if necessary, adjusts its estimates based on currently-available information. Such adjustments are classified as restructuring acquisition and integration-related costs in the Consolidated Statements of Comprehensive Income.

Acquisition and integration-related costs are expensed in the period in which the costs are incurred and the services are received. Acquisition and integration-related costs consist of costs related to EarthLink's acquisitions. Such costs include: 1) severance and retention costs; 2) transaction-related costs, which are direct costs incurred to effect a business combination, such as advisory, legal, accounting, valuation and other professional fees; 3) costs to settle postcombination stock awards; 4) integration-related costs, such as system conversion, rebranding costs and integration-related consulting and employee costs; and 5) facility-related costs, such as lease termination and asset impairments.

Post-Employment Benefits

Post-employment benefits primarily consist of the Company's severance plans. When the Company has either a formal severance plan or a history of consistently providing severance benefits representing a substantive plan, the Company recognizes severance costs when they are both probable and reasonably estimable.

Interest Expense and Other, Net

Interest expense and other, net, is comprised of interest expense incurred on the Company's debt and capital leases; amortization of debt issuance costs, debt premiums and debt discounts; interest earned on the Company's cash, cash equivalents and marketable securities; and other miscellaneous income and expense items. The following table presents the Company's interest expense and other, net, during the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
	(in thousands)		
Interest expense	$29,692	$74,949	$64,331
Interest income	(5,390)	(4,678)	(2,076)
Other, net	(893)	369	1,161
Interest expense and other, net	$23,409	$70,640	$63,416

Contingencies

The Company is party to various legal proceedings and other disputes arising in the normal course of business, including, but not limited to, regulatory audits, trademark and patent infringement, billing disputes, rights of access, tax, consumer protection, employment and tort. The Company accrues for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Where it is probable that a liability has been incurred and there is a range of expected loss for which no amount in the range is more likely than any other amount, the Company accrues at the low end of the range. The Company reviews its accruals each reporting period.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial reporting and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which the temporary differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amounts of net deferred tax assets if it is more-likely-than-not that those assets will not be realized. EarthLink considers many factors when assessing the likelihood of future realization, including the Company's recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, prudent and feasible tax planning strategies that are available, the carryforward periods available to the Company for tax reporting purposes and other relevant factors.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax benefit (provision) in the Consolidated Statements of Comprehensive Income.

Earnings per Share

The Company presents a dual presentation of basic and diluted earnings per share. Basic earnings per share represents net income divided by the weighted average number of common shares outstanding during the reported period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock, including stock options, restricted stock units and convertible debt (collectively "Common Stock Equivalents"), were exercised or converted into common stock. The dilutive effect of outstanding stock options, restricted stock units and convertible debt is reflected in diluted earnings per share by application of the treasury stock method. In applying the treasury stock method for stock-based compensation arrangements, the assumed proceeds are computed as the sum of the amount the employee must pay upon exercise, the amount of compensation cost attributed to future services and not yet recognized and the amount of excess tax benefits, if any, that would be credited to additional paid-in capital assuming exercise of the awards.

Comprehensive Income

Comprehensive income as presented in the Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012 includes unrealized gains and losses, net of tax, on certain investments classified as available-for-sale.

Certain Risks and Concentrations

Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables. In addition, credit risk for the Company's cash equivalents and marketable securities may be exacerbated by unfavorable economic conditions. If financial markets experience prolonged periods of decline, the value or liquidity of the Company's cash equivalents and marketable securities could decline and result in an other-than-temporary decline in fair value, which could adversely affect the Company's financial position, results of operations and cash flows. The Company's investment policy limits investments to investment grade instruments.

Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the U.S. Credit risk with respect to trade receivables is limited because a large number of geographically diverse customers make up the customer base. Additionally, the Company maintains allowances for potential credit losses. As of December 31, 2011 and 2012, no customer accounted for more than 10% of gross accounts receivable.

Regulatory Risk. The Company is subject to certain regulations and requirements of the Federal Communications Commission (the "FCC") and various state public service commissions. Please refer to "Regulatory Environment" in the Business section of this Annual Report on Form 10-K for a discussion of the regulatory risks to which the Company is subject.

Supply Risk. The Company's business depends on the capacity, affordability, reliability and security of third-party network service providers. Only a small number of providers offer the network services the Company requires, and the majority of its network services are currently purchased from a limited number of network service providers. Although management believes that alternate network providers could be found in a timely manner, any disruption of these services could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Our business and financial results depend, in part, on the availability and quality of other third-party service providers. Specifically, the Company relies on third parties for customer service and technical support, web hosting services, certain billing and collection services and E911 service for our VoIP services. The Company's Consumer Services segment relies primarily on one customer service and technical support vendor. The Company's service providers may become subject to financial, economic, environmental and political risks, system failures or other services interruptions beyond the Company's or the providers' control which could jeopardize their ability to deliver services. Although management believes that alternate contact center service providers could be found in a timely manner, any disruption of these services could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, cash equivalents, trade receivables and trade payables approximate their fair values because of their nature and respective durations. The Company's short- and long-term investments in marketable securities consist of available-for-sale securities that are carried at fair value.

3. Earnings per Share

The following table sets forth the computation for basic and diluted net income per share for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,,		
	2010	2011	2012
	(in thousands, except per share data)		
Numerator			
Net income	$ 81,480	$ 34,567	$ 7,520
Denominator			
Basic weighted average common shares outstanding	108,057	108,098	105,221
Dilutive effect of Common Stock Equivalents	1,411	851	762
Diluted weighted average common shares outstanding	109,468	108,949	105,983
Basic net income per share	$ 0.75	$ 0.32	$ 0.07
Diluted net income per share	$ 0.74	$ 0.32	$ 0.07

During the years ended December 31, 2010, 2011 and 2012, approximately 2.6 million, 1.9 million and 3.5 million, respectively, stock options and restricted stock units were excluded from the calculation of diluted earnings per share because their effect would have been anti-dilutive. Anti-dilutive securities could be dilutive in future periods.

4. Acquisitions

ITC^DeltaCom

On December 8, 2010, EarthLink acquired ITC^DeltaCom, Inc. ("ITC^DeltaCom"), a provider of integrated communications services to customers in the southeastern U.S., at a price of $3.00 per share. EarthLink acquired 100% of ITC^DeltaCom in a merger transaction with ITC^DeltaCom surviving as a wholly-owned subsidiary of EarthLink. The primary reason for the acquisition was to enable the Company to transform its business from an Internet services provider ("ISP") to residential customers into a network and communications provider for business customers, by combining its existing business services with ITC^DeltaCom's integrated communications business. EarthLink has included the financial results of ITC^DeltaCom in its consolidated financial statements from the date of the acquisition.

The following table summarizes the fair value of consideration transferred to acquire ITC^DeltaCom (in thousands):

Acquisition of approximately 83.8 million shares of outstanding common stock of ITC^DeltaCom at $3.00 per share in cash	$251,489
Estimated fair value of restricted stock units assumed and converted	2,275
Total estimated consideration	$253,764

In connection with the merger, each ITC^DeltaCom stock option was canceled in exchange for cash equal to the difference between the merger consideration and the exercise price, and certain ITC^DeltaCom restricted stock units were canceled in exchange for cash equal to the merger consideration. Cash paid to settle stock-based awards attributable to precombination service was recorded as goodwill, and cash paid to settle stock-based awards attributable to postcombination service was recorded as operating expense in the postcombination Statement of Comprehensive Income. A total of $14.8 million was paid to settle stock options and restricted stock units, of which $9.1 million was recorded as a liability assumed and $5.7 million was recorded as operating expense in the postcombination Statement of Comprehensive Income.

Also in connection with the merger, certain ITC^DeltaCom restricted stock units were assumed and converted into EarthLink restricted stock units, determined by multiplying the number of shares of common stock subject to the ITC^DeltaCom restricted stock units by conversion ratio set forth in the merger agreement. Approximately 1.8 million ITC^DeltaCom restricted stock units were converted into 0.6 million EarthLink restricted stock units based on a conversion ratio of 0.33, which was calculated as the merger consideration of $3.00 divided by the average EarthLink stock price for 20 consecutive trading days ending on (and including) the second trading day immediately prior to the closing date. The fair value of the stock-based awards was determined based on the fair value of the underlying shares. The fair value of restricted stock units assumed and converted attributable to precombination services was included in the total consideration transferred, while the fair value of restricted stock units assumed and converted attributable to postcombination services will be recorded as operating expenses in the postcombination Statement of Comprehensive Income on a straight-line basis over the remaining service periods. The total fair value of restricted stock units assumed and converted was $5.3 million, of which $2.3 million was included in the total consideration transferred and $3.0 million is being recorded as operating expense in the Consolidated Statement of Comprehensive Income on a straight-line basis over the remaining service periods.

The Company allocated the total estimated consideration to the tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over those fair values was recorded as goodwill. The following table summarizes the amounts of identified assets acquired and liabilities assumed recognized at the acquisition date (in thousands):

Acquired Assets:	
Cash and cash equivalents	$ 59,237
Property and equipment	200,546
Goodwill	170,126
Intangible assets	131,200
Deferred tax assets, net	85,295
Other assets	59,532
Total assets	705,936
Assumed Liabilities:	
Senior secured notes due 2016	(351,520)
Deferred revenue	(17,905)
Other liabilities	(82,747)
Total liabilities	(452,172)
Total consideration	$ 253,764

Other assets includes a fair value of $39.7 million assigned to accounts receivable which had a gross contractual value of $43.4 million as of December 8, 2010. The $3.7 million difference represents the Company's best estimate of the contractual cash flows that will not be collected.

Goodwill arising from the acquisition is attributable to the assembled workforce and expected synergies and economies of scale from combining the operations of EarthLink and ITC^DeltaCom. All of the goodwill was assigned to the Company's Business Services segment. The goodwill recognized is not deductible for income tax purposes.

The following table summarizes the components of intangible assets acquired in connection with the ITC^DeltaCom acquisition (in thousands):

	Fair Value	Useful Life
Customer relationships	$117,600	5 – 6 years
Developed technology	9,900	6 years
Trade name	3,700	3 years
Total intangible assets	$131,200	

In connection with the acquisition, EarthLink assumed ITC^DeltaCom's outstanding $325.0 million aggregate principal amount of 10.5% senior secured notes due 2016 (the "ITC^DeltaCom Notes"). The ITC^DeltaCom Notes were recorded at acquisition date fair value, which was based on publicly-quoted market prices. The resulting debt premium of $26.3 million is being amortized over the remaining life of the ITC^DeltaCom Notes.

One Communications

On April 1, 2011, EarthLink completed its acquisition of One Communications Corp. ("One Communications"), a privately-held integrated telecommunications solutions provider serving customers in the northeast, mid-Atlantic and upper midwest sections of the United States. EarthLink acquired 100%

of One Communications in a merger transaction with One Communications surviving as a wholly-owned subsidiary of EarthLink. The primary reason for the acquisition was to further transform the Company into a network and communications provider for business customers by expanding its IP network footprint. EarthLink also believes the acquisition will provide strategic benefits because One Communications has a large established customer base that generates cash. EarthLink has included the financial results of One Communications in its consolidated financial statements from the date of the acquisition.

Pursuant to the terms of the merger agreement, the aggregate merger consideration for One Communications was $370.0 million, which included assumption and repayment of debt and other liabilities and certain working capital and other adjustments. EarthLink issued a total of 3.0 million shares in connection with the One Communications acquisition, which consisted of 1.3 million shares deposited in escrow (discussed below) and 1.7 million shares issued to One Communications shareholders. Pursuant to the merger agreement, the following escrow transactions have occurred:

- Included in the aggregate merger consideration was $13.5 million (combination of cash and approximately 0.8 million shares of common stock) deposited into an escrow account to secure potential post-closing adjustments to the aggregate consideration relating to working capital and other similar adjustments. Of the $13.5 million escrow account, approximately $1.4 million of cash and 0.2 million shares of common stock valued at $1.4 million have been returned to EarthLink as of December 31, 2012.
- EarthLink deposited $7.5 million (combination of cash and approximately 0.5 million shares of common stock) into an escrow account to fund certain post-closing employment-related obligations of the Company on the terms provided in the escrow agreement. This was accounted for separately from the purchase price allocation. As of December 31, 2012, the entire $7.5 million escrow had been returned to EarthLink and none of the escrow account remained outstanding.

The resulting fair value of consideration transferred was $39.9 million which consisted of $20.0 million in cash and $19.9 million for the issuance of EarthLink common stock. The assets acquired and liabilities assumed of One Communications were recognized at their acquisition date fair values.

The following table presents the allocation of the consideration transferred (in thousands):

Acquired Assets:	
Cash and cash equivalents	$ 11,304
Property and equipment	144,538
Goodwill	87,377
Intangible assets	185,850
Other assets	68,752
Total assets	497,821
Assumed Liabilities:	
Debt	(266,275)
Deferred revenue	(11,379)
Deferred tax liability, net	(2,055)
Other liabilities	(178,185)
Total liabilities	(457,894)
Total consideration	$ 39,927

Included in other assets is accounts receivable with an estimate of fair value of $48.1 million and a gross contractual value of $57.5 million. The difference represents the Company's best estimate of the contractual cash flows that will not be collected.

Goodwill arising from the acquisition was attributable to the assembled workforce and expected synergies and economies of scale from combining the operations of EarthLink and One Communications. All of the goodwill was assigned to the Company's Business Services segment. The goodwill is not deductible for income tax purposes.

The following table summarizes the components of intangible assets acquired in connection with the One Communications acquisition (in thousands):

	Fair Value	Useful Life
Customer relationships	$168,600	5 years
Developed technology	12,000	3 years
Trade name	3,900	3 years
Other	1,350	5 years
Total intangible assets	$185,850	

Saturn Telecommunication Services Inc.

On March 2, 2011, EarthLink acquired Saturn Telecommunication Services Inc. and affiliates ("STS Telecom"), a privately-held provider of IP communication and information technology services to small and medium-sized businesses primarily in Florida. STS Telecom operates a sophisticated Voice-over-Internet Protocal ("VoIP") platform. The primary reason for the acquisition was for the Company to leverage STS Telecom's expertise in managed hosted VoIP on a nationwide basis as part of its VoIP offerings and to gain its customer base and cash flows.

The total consideration transferred was $22.9 million, which consisted of cash paid to acquire the outstanding equity interests of STS Telecom. In allocating the purchase price based on estimated fair values, EarthLink recorded approximately $21.3 million of goodwill, $17.9 million of identifiable intangible assets, $2.8 million of tangible assets and $19.2 million of net liabilities assumed. EarthLink has included the financial results of STS Telecom in its consolidated financial statements from the date of acquisition. Pro forma financial information for STS Telecom has not been presented, as the effects were not material to the Company's consolidated financial statements.

Other

During the year ended December 31, 2011, EarthLink acquired certain other companies and purchased certain assets to expand its IT services and products offerings for a total of $13.0 million of cash consideration and $1.2 million of debt repayment. These acquisitions were not significant individually or in the aggregate. Purchased identifiable intangible assets related to these acquisitions was $5.2 million and residual goodwill was $8.4 million. EarthLink has included the financial results of these companies in its consolidated financial statements from the date of acquisition. Pro forma financial information has not been presented, as the effects were not material to the Company's consolidated financial statements.

Pro Forma Financial Information

The following unaudited pro forma revenue and earnings assumes the acquisitions of ITC^DeltaCom and One Communications occurred on January 1, 2010:

	Year Ended December 31,	
	2010	2011
	(in thousands)	
Total revenues	$1,599,462	$1,447,767
Net income (loss)	(70,173)	53,244

5. Restructuring, Acquisition and Integration-Related Costs

Restructuring, acquisition and integration-related costs consisted of the following during the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
	(in thousands)		
2007 Restructuring Plan	$ 1,121	$ 278	$ (153)
Legacy Restructuring Plans	294	—	—
Total facility exit and restructuring costs	1,415	278	(153)
Acquisition and integration-related costs	20,953	31,790	18,397
Restructuring, acquisition and integration-related costs	$22,368	$32,068	$18,244

Facility exit and restructuring costs

In August 2007, EarthLink adopted a restructuring plan (the "2007 Plan") to reduce costs and improve the efficiency of the Company's operations. The 2007 Plan was the result of a comprehensive review of operations within and across the Company's functions and businesses. Under the 2007 Plan, the Company reduced its workforce by approximately 900 employees, closed office facilities in Orlando, Florida; Knoxville, Tennessee; Harrisburg, Pennsylvania and San Francisco, California and consolidated its office facilities in Atlanta, Georgia and Pasadena, California. The 2007 Plan was primarily implemented during the latter half of 2007 and during the year ended December 31, 2008. However, there have been and may continue to be changes in estimates to amounts previously recorded.

The following table summarizes facility exit and restructuring costs during the years ended December 31, 2010, 2011 and 2012 and the cumulative costs incurred to date as a result of the 2007 Plan. Facility exit and restructuring costs during the years ended December 31, 2010, 2011 and 2012 were primarily the result of changes to lease and sublease estimates in the Company's exited facilities. Such costs have been classified as restructuring, acquisition and integration-related costs in the Consolidated Statements of Comprehensive Income.

	Year Ended December 31,			Cumulative Costs Incurred To Date
	2010	2011	2012	
	(in thousands)			
Severance and personnel-related costs	$ —	$ —	$ —	$30,764
Lease termination and facilities-related costs	1,012	355	(153)	23,935
Non-cash asset impairments	109	(77)	—	24,824
Other associated costs	—	—	—	1,131
	$1,121	$278	$(153)	$80,654

The following table summarizes activity for the liability balances associated with the 2007 Plan for the years ended December 31, 2010, 2011 and 2012, including changes during the period attributable to costs incurred and charged to expense and costs paid or otherwise settled (in thousands):

Balance as of December 31, 2009	$17,438
Accruals	1,121
Payments	(5,205)
Non-cash charges	259
Balance as of December 31, 2010	13,613
Accruals	278
Payments	(6,620)
Non-cash charges	161
Balance as of December 31, 2011	7,432
Accruals	(153)
Payments	(2,992)
Balance as of December 31, 2012	$ 4,287

Facility exit and restructuring liabilities due within one year of the balance sheet date are classified as other accrued liabilities and facility exit and restructuring liabilities due after one year are classified as other long-term liabilities in the Consolidated Balance Sheets. Of the unpaid balance as of December 31, 2011 and December 31, 2012, approximately $3.1 million and $2.4 million, respectively, was classified as other accrued liabilities and approximately $4.3 million and $1.9 million, respectively, was classified as other long-term liabilities.

Acquisition and Integration-Related Costs

Acquisition and integration-related costs consist of costs related to EarthLink's acquisitions. Such costs include: 1) severance and retention costs; 2) transaction-related costs, which are direct costs incurred to effect a business combination, such as advisory, legal, accounting, valuation and other professional fees; 3) costs to settle postcombination stock awards; 4) integration-related costs, such as system conversion, rebranding costs and integration-related consulting and employee costs; and 5) facility-related costs, such as lease termination and asset impairments. Acquisition and integration-related costs are expensed in the period in which the costs are incurred and the services are received and are included in restructuring, acquisition and integration-related costs in the Consolidated Statements of Comprehensive Income.

Acquisition and integration-related costs consisted of the following during the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
	(in thousands)		
Severance and retention costs	$ 5,047	$16,460	$ 6,067
Transaction-related costs	10,164	5,756	1,399
Costs to settle postcombination stock awards	5,742	—	—
Integration-related costs	—	4,044	10,452
Facility-related costs	—	5,530	479
Total acquisition and integration-related costs	$20,953	$31,790	$18,397

6. Investments

Marketable Securities

The Company's marketable securities consisted of the following as of December 31, 2011 and 2012:

	As of December 31, 2011	As of December 31, 2012
	(in thousands)	
Corporate debt securities	$ 11,057	$ 30,181
Government and agency securities	11,304	5,314
Commercial paper	4,246	9,293
Certificates of deposit	3,000	1,552
Municipal bonds	—	511
Total marketable securities	29,607	46,851
Less: classified as current	(28,606)	(42,073)
Total long-term marketable securities	$ 1,001	$ 4,778

As of December 31, 2012, all of the Company's long-term marketable securities were due within one to two years.

The following tables summarize gross unrealized gains and losses as of December 31, 2011 and 2012 on the Company's marketable securities designated as available-for-sale:

	As of December 31, 2011			
	Amortized Cost	Gross Unrealized Losses	Gross Unrealized Gains	Estimated Fair Value
	(in thousands)			
Corporate debt securities	$11,069	$(12)	$—	$11,057
Government and agency notes	11,306	(2)	—	11,304
Commercial paper	4,246	—	—	4,246
Certificates of deposit	3,000	—	—	3,000
	$29,621	$(14)	$—	$29,607

	As of December 31, 2012			
	Amortized Cost	Gross Unrealized Losses	Gross Unrealized Gains	Estimated Fair Value
	(in thousands)			
Corporate debt securities	$30,173	$—	$ 8	$30,181
Government and agency notes	5,311	—	3	5,314
Commercial paper	9,292	—	1	9,293
Certificates of deposit	1,552	—	—	1,552
Municipal bonds	511	—	—	511
	$46,839	$—	$12	$46,851

7. Property and Equipment

Property and equipment consisted of the following as of December 31, 2011 and 2012:

	As of December 31, 2011	As of December 31, 2012
	(in thousands)	
Communications and fiber optic networks	$ 360,551	$ 461,750
Computer equipment and software	172,191	184,701
Land and buildings	42,869	42,860
Leasehold improvements	34,848	36,582
Office and other equipment	13,127	17,444
Work in progress	29,525	47,355
Property and equipment, gross	653,111	790,692
Less accumulated depreciation	(263,562)	(371,726)
Property and equipment, net	$ 389,549	$ 418,966

Depreciation expense, which includes depreciation expense associated with property under capital leases, was $17.6 million, $100.9 million and $112.6 million for the years ended December 31, 2010, 2011 and 2012, respectively.

8. Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amount of goodwill by operating segment during the year ended December 31, 2012 were as follows:

	Consumer Services Segment	Business Services Segment	Total
		(in thousands)	
Balance as of December 31, 2011			
Goodwill	$88,920	$377,193	$466,113
Accumulated impairment loss	—	(87,878)	(87,878)
	88,920	289,315	378,235
Goodwill adjustments	—	1,180	1,180
Balance as of December 31, 2012			
Goodwill	88,920	378,373	467,293
Accumulated impairment loss	—	(87,878)	(87,878)
	$88,920	$290,495	$379,415

Goodwill adjustments during the year ended December 31, 2012 resulted from adjustments during the measurement period in the fair value of assets and liabilities assumed in the acquisitions that were not deemed material to retrospectively adjust provisional amounts recorded at the acquisition date.

Other Intangible Assets

The following table presents the components of the Company's acquired identifiable intangible assets included in the accompanying Consolidated Balance Sheets as of December 31, 2011 and 2012:

	As of December 31, 2011			As of December 31, 2012		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
			(in thousands)			
Customer relationships	$371,835	$(111,632)	$260,203	$361,961	$(160,513)	$201,448
Developed technology and software	24,311	(6,279)	18,032	24,311	(14,801)	9,510
Trade names	9,121	(3,507)	5,614	9,121	(6,345)	2,776
Other	1,800	(288)	1,512	1,800	(849)	951
	$407,067	$(121,706)	$285,361	$397,193	$(182,508)	$214,685

Definite-lived intangible assets are amortized over their estimated useful lives. The Company's customer relationships are being amortized using the straight-line method to match the estimated cash flow generated by such assets, and the developed technology and trade names are being amortized using the straight-line method because a pattern to which the expected benefits will be consumed or otherwise used up could not be reliably determined. As of December 31, 2012, the weighted average amortization periods were 5.2 years for customer relationships, 3.9 years for developed technology and software, 3.3 years for trade names and 4.4 years for other identifiable intangible assets.

Amortization of intangible assets, which is included in depreciation and amortization in the Consolidated Statements of Comprehensive Income, for the years ended December 31, 2010, 2011 and 2012 was as follows:

	Year Ended December 31,		
	2010	2011	2012
	(in thousands)		
Amortization expense	$5,745	$59,219	$70,676

Based on the current amount of definite-lived intangible assets, the Company expects to record amortization expense of approximately $65.4 million, $61.0 million, $59.0 million, $28.2 million and $1.1 million during the years ending December 31, 2013, 2014, 2015, 2016, and 2017 and thereafter, respectively. Actual amortization expense to be reported in future periods could differ materially from these estimates as a result of acquisitions, changes in useful lives and other relevant factors.

Annual Impairment Test of Goodwill and Intangible Assets

Goodwill. The Company did not record any goodwill impairment charges during the years ended December 31, 2010, 2011 and 2012. The annual impairment test during the fourth quarters of 2010, 2011 and 2012 indicated that the fair value of the Company's reporting units exceeded their carrying values. There have been no significant events since the timing of the Company's annual 2012 impairment test that would have triggered additional impairment testing.

Impairment testing of goodwill is required at the reporting unit level and involves a two-step process. However, the Company may first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Company elected to forgo the qualitative assessment of goodwill for its fiscal 2012 impairment test. The Company identified two reporting units for evaluating goodwill for the 2012 annual impairment test, which were Business Services and Consumer Services. Each of these reporting units constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results. The Company evaluates its reporting units on an annual basis and allocates goodwill to its reporting units based on the reporting units expected to benefit from the acquisition generating the goodwill.

The Company estimated the fair values of its reporting units based on weighting of the income and market approaches. These models use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy. Under the income approach, the fair value of the reporting unit was estimated based on the present value of estimated cash flows using a discounted cash flow method. The significant assumptions used in the discounted cash flow method included internal forecasts and projections developed by management for planning purposes, available industry/market data, strategic plans, discount rates and the growth rate to calculate the terminal value. Under the market approach, the fair value was estimated using the guideline company method. The Company selected guideline companies in the industry where each reporting unit operates.

Indefinite-lived intangible assets. In November 2010, the Company decided to re-brand the New Edge name as EarthLink Business. The Company recorded a non-cash impairment charge of $1.7 million during the year ended December 31, 2010 to write-down its New Edge trade name. As a result, there is no remaining carrying value related to the New Edge trade name. The Company had no indefinite-lived intangible assets as of December 31, 2011 and 2012.

Definite-lived intangible assets. The Company did not record any impairment charges for its definite-lived intangible assets during the years ended December 31, 2010, 2011 and 2012.

9. Other Accrued Liabilities

Other accrued liabilities consisted of the following as of December 31, 2011 and 2012:

	As of December 31, 2011	As of December 31, 2012
	(in thousands)	
Accrued taxes and surcharges	$ 28,336	$ 33,016
Accrued communications costs	29,830	39,174
Accrued interest	11,954	11,066
Amounts due to customers	17,435	15,913
Facility exit and restructuring liabilities	3,081	3,211
Other	36,205	27,192
Total other accrued liabilities	$126,841	$129,572

10. Long-Term Debt and Capital Lease Obligations

The Company's long-term debt and capital lease obligations consisted of the following as of December 31, 2011 and 2012:

	As of December 31, 2011	As of December 31, 2012
	(in thousands)	
ITC^DeltaCom senior secured notes due April 2016	$324,800	$292,300
Unamortized premium on ITC^DeltaCom senior secured notes due April 2016	22,056	15,694
EarthLink senior notes due May 2019	300,000	300,000
Unamortized discount on EarthLink senior notes due May 2019	(9,779)	(8,818)
Capital lease obligations	18,343	17,089
Carrying value of debt and capital lease obligations	655,420	616,265
Less current portion of debt and capital lease obligations	(1,655)	(1,375)
Long-term debt and capital lease obligations	$653,765	$614,890

ITC^DeltaCom Senior Secured Notes due April 2016

General. In connection with the EarthLink's acquisition of ITC^DeltaCom, Inc. ("ITC^DeltaCom") in December 2010, EarthLink assumed ITC^DeltaCom's outstanding $325.0 million aggregate principal amount of 10.5% senior secured notes due on April 1, 2016 (the "ITC^DeltaCom Notes"). The ITC^DeltaCom Notes were not repaid or guaranteed by EarthLink. The ITC^DeltaCom Notes were recorded at acquisition date fair value, which was based on publicly-quoted market prices. The resulting debt premium of $26.3 million is being amortized over the remaining life of the ITC^DeltaCom Notes using the effective interest method.

Under the indenture for the ITC^DeltaCom Notes, following the consummation of the acquisition, ITC^DeltaCom was required to offer to repurchase any or all of the ITC^DeltaCom Notes at 101% of their principal amount. The tender window was open from December 20, 2010 through January 18, 2011. As a result, approximately $0.2 million outstanding principal amount of the ITC^DeltaCom Notes was repurchased in January 2011.

The ITC^DeltaCom Notes accrue interest at a rate of 10.5% per year. Interest on the ITC^DeltaCom Notes is payable semi-annually in cash in arrears on April 1 and October 1 of each year. The ITC^DeltaCom Notes will mature on April 1, 2016.

Redemption. ITC^DeltaCom may redeem some or all of the ITC^DeltaCom Notes, at any time before April 1, 2013, at a redemption price equal to 100% of their principal amount plus a "make-whole" premium. ITC^DeltaCom may redeem some or all of the ITC^DeltaCom Notes at any time on or after April 1, 2013, at specified redemption prices declining from 105.250% to 100% of their principal amount. In addition, before April 1, 2013, ITC^DeltaCom may redeem up to 35% of the aggregate principal amount of the ITC^DeltaCom Notes at a redemption price equal to 110.5% of their principal amount with the net proceeds of certain equity offerings. During any 12-month period before April 1, 2013, ITC^DeltaCom may redeem up to 10% of the aggregate principal amount of the ITC^DeltaCom Notes at a redemption price equal to 103% of their principal amount.

In December 2012, the Company exercised its right to call for the redemption of 10% of the aggregate principal amount of its outstanding ITC^DeltaCom Notes. The Company redeemed $32.5 million aggregate principal amount of the ITC^DeltaCom Notes on December 6, 2012. The redemption price was equal to 103% of the principal amount thereof, plus accrued and unpaid interest. Upon completion of the redemption, $292.3 million aggregate principal amount of the ITC^DeltaCom Notes remained outstanding. The Company recognized an $0.8 million gain on redemption, which is included in interest expense and other, net, in the Consolidated Statement of Comprehensive Income.

If (1) ITC^DeltaCom sells certain of its assets and does not either (a) apply the net sale proceeds to repay indebtedness under the ITC^DeltaCom Notes or other indebtedness secured on a first-priority basis or (b) reinvest the net sale proceeds in its business or (2) ITC^DeltaCom experiences a change of control, ITC^DeltaCom may be required to offer to purchase ITC^DeltaCom Notes from holders at 100% of their principal amount, in the case of a sale of assets, or 101% of their principal amount, in the case of a change of control. ITC^DeltaCom would be required to pay accrued and unpaid interest, if any, on the ITC^DeltaCom Notes redeemed or purchased in each of the foregoing events of redemption or purchase.

Ranking and guaranty. The ITC^DeltaCom Notes are ITC^DeltaCom's general senior obligations and rank equally in right of payment with any future senior indebtedness. The ITC^DeltaCom Notes are secured on a first-priority basis, along with any future pari passu secured obligations, subject to specified exceptions and permitted liens, by substantially all of the assets of ITC^DeltaCom and its subsidiaries that are deemed to be restricted subsidiaries under the indenture governing the ITC^DeltaCom Notes. Currently all of ITC^DeltaCom's subsidiaries are deemed to be restricted subsidiaries under the indenture.

The ITC^DeltaCom Notes are guaranteed on a senior secured basis by each of ITC^DeltaCom's restricted subsidiaries on the initial issue date of the ITC^DeltaCom Notes and will be guaranteed on a senior secured basis by each future domestic restricted subsidiary, other than certain excluded subsidiaries, and by any foreign restricted subsidiary that guarantees any indebtedness of ITC^DeltaCom or any domestic restricted subsidiary. The guarantees are the subsidiary guarantors' general senior obligations and rank equally in right of payment with all of the subsidiary guarantors' existing and future senior indebtedness.

Covenants. The indenture governing the ITC^DeltaCom Notes contains covenants that, among other things, limit ITC^DeltaCom's ability, and the ability of ITC^DeltaCom's restricted subsidiaries, to incur additional indebtedness, create liens, pay dividends on, redeem or repurchase ITC^DeltaCom's capital stock, make investments or repay subordinated indebtedness, engage in sale-leaseback transactions, enter into transactions with affiliates, sell assets, create restrictions on dividends and other payments to ITC^DeltaCom from its subsidiaries, issue or sell stock of subsidiaries and engage in mergers and consolidations. All of the covenants are subject to a number of important qualifications and exceptions under the indenture. As of December 31, 2012, ITC^DeltaCom was in compliance with all of its covenants.

EarthLink Senior Notes due May 2019

General. In May 2011, the Company completed a private placement of $300.0 million aggregate principal amount of 8⅞% Senior Notes due 2019 (the "Senior Notes"). The Senior Notes were issued at 96.555% of their principal amount, resulting in gross proceeds of approximately $289.7 million and net proceeds of $280.2 million after deducting transaction fees of $9.5 million. In September 2011, in accordance with the registration rights granted to the original purchasers of the Senior Notes, the Company completed an exchange offer of the privately placed Senior Notes for new 8⅞% Senior Notes due 2019 registered with the SEC with substantially identical terms to the original Senior Notes.

The Senior Notes accrue interest at a rate of 8⅞% per year, payable on May 15 and November 15 of each year, commencing on November 15, 2011. The Senior Notes will mature on May 15, 2019.

Redemption. The Company may redeem the Senior Notes, in whole or in part, (i) from May 15, 2015 until May 15, 2016 at a price equal to 104.438% of the principal amount of the Senior Notes redeemed; (ii) from May 15, 2016 until May 15, 2017 at a price equal to 102.219% of the principal amount of the Senior Notes redeemed; and (iii) from May 15, 2017 at a price equal to 100% of the principal amount of the Senior Notes redeemed, in each case plus accrued and unpaid interest. Prior to May 15, 2015, the Company may also redeem the Senior Notes, in whole or in part, at a price equal to 100% of the aggregate principal amount of the Senior Notes to be redeemed plus a make-whole premium and accrued and unpaid interest. In addition, prior to May 15, 2014, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net cash proceeds of certain equity offerings at a price equal to 108.875% of the principal amount of the Senior Notes redeemed, plus accrued and unpaid interest.

Ranking and guaranty. The Senior Notes and the related guarantees of certain of the Company's wholly-owned subsidiaries (the "Guarantors") are the Company's and the Guarantors' unsecured senior obligations and rank equally with all of the Company's and the Guarantors' other senior indebtedness.

Covenants. The indenture governing the Senior Notes includes covenants which, subject to certain exceptions, limit the ability of the Company and its Restricted Subsidiaries (as defined in the indenture) to, among other things, incur additional indebtedness, make certain types of restricted payments, incur liens on assets of the Company or the Restricted Subsidiaries, engage in asset sales and enter into transactions with affiliates. Upon a change of control (as defined in the indenture), the Company may be required to make an offer to repurchase the Notes at 101% of their principal amount, plus accrued and unpaid interest. The indenture governing the Senior Notes also contains customary events of default. As of December 31, 2012, the Company was in compliance with these covenants.

Revolving Credit Facility

General. On May 20, 2011, the Company entered into a credit agreement (the "Credit Agreement") providing for a senior secured revolving credit facility with aggregate revolving commitments of $150.0 million. The senior secured revolving credit facility terminates on May 20, 2015, and all amounts outstanding thereunder shall be due and payable in full. The Company paid $1.9 million of transaction fees related to the new senior secured revolving credit facility, which are being amortized to interest expense over the life of the credit facility using the effective interest method. Commitment fees and borrowing costs under this facility vary and are based the Company's most recent Consolidated Leverage Ratio (as defined in the Credit Agreement). As of December 31, 2012, the Company's Commitment Fee was 0.375% and the Company's borrowing cost would be LIBOR plus 2.50% for LIBOR Rate Loans and the Base Rate plus 1.50% for Base Rate Loans. No loans were outstanding under the senior secured revolving credit facility as of December 31, 2012. However, $1.6 million of letters of credit were outstanding under the facility's Letter of Credit Sublimit as of December 31, 2012.

Prepayment. The Company may prepay the senior secured revolving credit facility in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders' breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Company may irrevocably reduce or terminate the unutilized portion of the senior secured revolving credit facility at any time without penalty.

Covenants. The Credit Agreement contains representations and warranties, covenants, and events of default with respect to the Company and its subsidiaries that are customarily applicable to senior secured credit facilities. However, such covenants will not apply to ITC^DeltaCom and its subsidiaries until the earlier of (i) the repayment or refinancing in full of the ITC^DeltaCom Notes or (ii) the date ITC^DeltaCom and its U.S. subsidiaries become guarantors of the senior secured revolving credit facility. ITC^DeltaCom is not currently a guarantor under the senior secured revolving credit facility. The negative covenants contained in the Credit Agreement include restrictions on the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, incur liens on assets, engage in certain mergers, acquisitions or divestitures, pay dividends or make other distributions, voluntarily prepay certain other indebtedness (including certain prepayments of the Company's existing notes and the ITC^DeltaCom Notes), enter into transactions with affiliates, make investments, and change the nature of their businesses, and amend the terms of certain other indebtedness (including the Company's existing notes and the ITC^DeltaCom Notes), in each case subject to certain exceptions set forth in the Credit Agreement.

Additionally, the Credit Agreement requires the Company to maintain a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio (as defined in the Credit Agreement). As of December 31, 2012, the Company was in compliance with these covenants.

Capital Lease Obligations

The Company maintains capital leases relating to equipment and indefeasible right-to-use fiber agreements. Depreciation expense related to assets under capital leases is included in depreciation and amortization expense in the Consolidated Statements of Comprehensive Income. Minimum lease payments under capital leases as of December 31, 2012 are as follows:

Year Ending December 31,	Capital Leases
	(in thousands)
2013	$ 3,385
2014	3,437
2015	3,160
2016	3,129
2017	3,083
Thereafter	12,933
Total minimum lease payments	29,127
Less amounts representing interest	(12,038)
Total capital lease obligations	$ 17,089

11. Stockholders' Equity

Share Repurchases

Since the inception of the Company's share repurchase program, the Board of Directors has authorized a total of $750.0 million for the repurchase of EarthLink's common stock. As of December 31, 2012, the Company had $73.5 million available under the current authorizations. The Company may repurchase its common stock from time to time in compliance with the Securities and Exchange Commission's regulations and other legal requirements, including through the use of derivative transactions, and subject to market conditions and other factors. The share repurchase program does not require the Company to acquire any specific number of shares and may be terminated by the Board of Directors at any time.

The following table presents repurchases under the Company's share repurchase program for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
	(in thousands)		
Total shares repurchased	103	6,333	3,749
Total value of shares repurchased	$851	$46,989	$25,415

The following table presents shares returned from the One Communications escrow fund and recorded as treasury stock for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
	(in thousands)		
Total shares returned	—	233	422
Total value of shares returned	$ —	$ 1,852	$ 3,154

Dividends

During the years ended December 31, 2010, 2011 and 2012, cash dividends declared were $0.62, $0.20 and $0.20 per common share, respectively. The Company also pays cash dividend amounts on each outstanding restricted stock unit to be paid at the time the restricted stock unit vests. Cash dividend amounts are forfeited if the restricted stock units do not vest. Total dividend payments were $67.5 million, $22.9 million and $21.1 million, respectively, during the years ended December 31, 2010, 2011 and 2012. The Company currently intends to pay regular quarterly dividends on its common stock. Any decision to declare future dividends will be made at the discretion of the Board of Directors and will depend on, among other things, the Company's results of operations, financial condition, cash requirements, investment opportunities and other factors the Board of Directors may deem relevant. In addition, the agreements governing the Company's Senior Notes and senior secured revolving credit facility contain restrictions on the amount of dividends the Company can pay.

12. Stock-Based Compensation

Stock-based compensation expense was $10.0 million, $13.5 million and $10.5 million during the years ended December 31, 2010, 2011 and 2012, respectively. The Company has classified stock-based compensation expense within selling, general and administrative expense, the same operating expense line item as cash compensation paid to employees.

Stock Incentive Plans

The Company has granted options and restricted stock units to employees and non-employee directors to purchase the Company's common stock under various stock incentive plans. Under the plans, employees and non-employee directors are eligible to receive awards of various forms of equity-based incentive compensation, including stock options, restricted stock, restricted stock units, phantom share units and performance awards, among others. The plans are administered by the Board of Directors or the Leadership and Compensation Committee of the Board of Directors, which determine the terms of the awards granted. Stock options are generally granted with an exercise price equal to the closing market value of EarthLink, Inc. common stock on the date of grant, have a term of ten years or less, and vest over terms of four years from the date of grant. Restricted stock units are granted with various vesting terms that range from one to three years from the date of grant. The Company's various stock incentive plans provide for the issuance of a maximum of 23.5 million shares, of which approximately 19.9 million shares were still available for grant as of December 31, 2012. Upon exercise of stock options or vesting of restricted stock units, the Company will issue authorized but unissued common stock.

In connection with the acquisition of ITC^DeltaCom, the Company assumed certain restricted stock units granted under ITC^DeltaCom's stock plans. These restricted stock units generally retained all of the rights, terms and conditions of the respective plans under which they were originally granted. As of December 31, 2012, 0.1 million restricted stock units were outstanding under these plans.

Options Outstanding

The following table summarizes stock option activity as of and for the year ended December 31, 2012:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(shares and dollars in thousands)			
Outstanding as of December 31, 2011	1,875	$8.97		
Granted	2,581	7.55		
Exercised	(54)	6.21		
Forfeited and expired	(679)	8.43		
Outstanding as of December 31, 2012	3,723	8.12	6.7	$—
Vested and expected to vest as of December 31, 2012	3,617	$8.14	6.6	$—
Exercisable as of December 31, 2012	1,609	$8.86	3.5	$—

The aggregate intrinsic value amounts in the table above represent the closing price of the Company's common stock on December 31, 2012 in excess of the exercise price, multiplied by the number of stock options outstanding, exercisable or vested and expected to vest, when the closing price is greater than the exercise price. This represents the amount that would have been received by the stock option holders if they had all exercised their stock options on December 31, 2012. The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 was $1.0 million, $0.1 million and $0.1 million, respectively. The intrinsic value of stock options exercised represents the difference between the market value of Company's common stock at the time of exercise and the exercise price, multiplied by the number of stock options exercised. As of December 31, 2012, there was $2.8 million of total unrecognized compensation cost related to stock options. That cost is expected to be recognized over a weighted-average period of 3.1 years.

The following table summarizes the status of the Company's stock options as of December 31, 2012:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(in thousands)			(in thousands)	
$ 5.10 to $ 6.98	106	4.3	$ 6.87	106	$ 6.87
7.02 to 7.32	334	4.3	7.28	334	7.28
7.51 to 7.51	2,128	9.1	7.51	116	7.51
7.64 to 8.96	196	6.5	8.34	94	8.21
9.01 to 9.24	247	1.8	9.03	247	9.03
9.48 to 9.89	293	2.8	9.51	293	9.51
10.36 to 10.80	334	2.6	10.39	334	10.39
11.17 to 11.82	85	2.2	11.43	85	11.43
$ 5.10 to $11.82	3,723	6.7	$ 8.12	1,609	$ 8.86

The Company did not grant any stock options during the years ended December 31, 2010 and 2011. The fair value of stock options granted during the year ended December 31, 2012 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31, 2012
Dividend yield	2.69%
Expected volatility	32.50%
Risk-free interest rate	0.81%
Expected life	5 years

The weighted average grant date fair value of options granted during the year ended December 31, 2012 was $1.65 per share. The dividend yield assumption was based on the Company's history of dividend payouts at the time of grant. The expected volatility was based on a combination of the Company's historical stock price and implied volatility. The selection of implied volatility data to estimate expected volatility was based upon the availability of prices for actively traded options on the Company's stock. The risk-free interest rate assumption was based upon the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding.

Restricted Stock Units

The following table summarizes restricted stock unit activity as of and for the year ended December 31, 2012:

	Restricted Stock Units	Weighted Average Grant Date Fair Value
	(in thousands)	
Outstanding as of December 31, 2011	2,606	$8.25
Granted	1,916	7.51
Vested	(974)	8.34
Forfeited	(567)	7.77
Outstanding as of December 31, 2012	2,981	$7.90

The fair value of restricted stock units is determined based on the closing price of EarthLink's common stock on the grant date. The weighted-average grant date fair value of restricted stock units granted during the years ended December 31, 2010, 2011 and 2012 was $8.46, $8.22 and $7.51, respectively. As of December 31, 2012, there was $12.5 million of total unrecognized compensation cost related to nonvested restricted stock units. That cost is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of shares vested during the years ended December 31, 2010, 2011 and 2012 was $10.8 million, $15.6 million and $7.4 million, respectively, which represents the closing price of the Company's common stock on the vesting date multiplied by the number of restricted stock units that vested.

13. Profit Sharing Plans

The Company sponsors the EarthLink, Inc. 401(k) Plan ("Plan"), which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Plan, participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. The Company makes a matching contribution of 50% of the first 6% of base compensation that a participant contributes to the Plan. The Company's matching contributions vest over four years from the participant's date of hire. The Company contributed $0.9 million, $3.2 million and $3.9 million during the years ended December 31, 2010, 2011 and 2012, respectively.

14. Income Taxes

The following table presents the components of the income tax (provision) benefit for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
	(in thousands)		
Current			
Federal	$ (3,026)	$ (1,491)	$ (159)
State	(4,242)	(2,286)	1,383
Total Current	(7,268)	(3,777)	1,224
Deferred			
Federal	(46,909)	(17,889)	(1,174)
State	(2,627)	1,764	2,881
Total Deferred	(49,536)	(16,125)	1,707
Total income tax (provision) benefit	$(56,804)	$(19,902)	$ 2,931

The following table summarizes the significant differences between the U.S. federal statutory tax rate and the Company's effective tax rate for financial statement purposes for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
	(in thousands)		
Federal income tax provision at statutory rate	$(48,362)	$(19,132)	$(1,606)
State income taxes, net of federal benefit	(5,357)	(1,955)	(510)
Nondeductible expenses	(2,671)	(220)	(280)
Net change to valuation allowance	351	370	1,348
Change in state tax rate	(657)	(185)	1,985
Uncertain tax positions	—	1,220	1,893
Other	(108)	—	101
Income tax (provision) benefit	$(56,804)	$(19,902)	$ 2,931

Deferred tax assets and liabilities include the following as of December 31, 2011 and 2012:

	As of December 31,	
	2011	2012
	(in thousands)	
Current deferred tax assets:		
Accrued liabilities and reserves	$ 11,062	$ 10,834
Net operating loss carryforwards	29,810	902
Other	8,775	9,873
Valuation allowance	(5,947)	(2,605)
Current deferred tax liabilities:		
Accrued liabilities and reserves	(268)	(751)
Other	(4,995)	(2,299)
Total net current deferred tax assets	38,437	15,954
Non-current deferred tax assets:		
Net operating loss carryforwards	166,531	195,440
Accrued liabilities and reserves	5,965	7,602
Subscriber base and other intangible assets	53,525	36,586
Valuation allowance	(33,985)	(35,990)
Other	57,662	58,907
Non-current deferred tax liabilities:		
Subscriber base and other intangible assets	(62,721)	(41,544)
Accrued liabilities and reserves	(1,236)	(316)
Indefinite lived intangible assets	(1,644)	(1,925)
Other	(11,721)	(23,748)
Total net non-current deferred tax asset	172,376	195,012
Net deferred tax asset	$210,813	$210,966

Effective Tax Rate. The effective rate of −64% differs from the federal statutory rate of 35% primarily because of state taxes. The state tax items for the year ended December 31, 2012 decrease the effective tax rate by approximately 108%. These items primarily relate to changes to the Company's state deferred income tax rates and the resulting impact on the re-measurement of deferred tax assets and liabilities recorded on the balance sheet as of January 1, 2012; the release of valuation allowance related to specific state net operating losses; and the reversal of state related uncertain tax positions in the current year due to statute expirations. The current federal provision was due to federal alternative minimum tax amounts payable due to the net operating loss carryforward limitations associated with the alternative minimum tax calculation. The current state tax benefit and the non-cash state deferred tax benefit were due primarily to the favorable state effective tax rate impacting items discussed above.

Valuation allowance. The Company has a valuation allowance of $38.6 million against certain deferred tax assets. Of this amount, approximately $32.0 million relates to net operating losses generated by the tax benefits of stock-based compensation. The valuation allowance will be removed upon utilization of these net operating losses by the Company as an adjustment to additional paid-in-capital. Approximately $6.6 million relates to net operating losses in certain jurisdictions where the Company believes it is not "more likely than not" to be realized in future periods.

During the year ended December 31, 2010, the Company released $0.5 million of its valuation allowance related to its deferred tax assets. This valuation allowance release was a combination of an increase in valuation allowance of $0.4 million relating to stock compensation deferred tax assets, and a decrease in valuation allowance of $0.9 million relating to NOLs, which the Company determined it will more-likely-than-not be able to utilize due to the generation of sufficient taxable income in certain jurisdictions in the future.

During the year ended December 31, 2011, the Company released $0.4 million of its valuation allowance related to its deferred tax assets, primarily relating to NOLs which the Company determined it will more-likely-than-not be able to utilize due to the generation of sufficient taxable income in certain jurisdictions in the future.

During the year ended December 31, 2012, the Company released $1.3 million of its valuation allowance related to its deferred tax assets. This valuation allowance release was a combination of a decrease in valuation allowance of approximately $1.2 million relating to NOLs which the Company had previously determined it would not more-likely-than-not be able to utilize due to the generation of significant taxable income in the future, which will now be available for use by income generating companies, and an additional decrease in valuation allowance of approximately $0.1 million relating to NOLs, which the Company determined it will more-likely-than-not be able to utilize due to the generation of sufficient taxable income in certain jurisdictions in the future.

To the extent the Company reports income in future periods, the Company intends to use its net operating loss carryforwards to the extent available to offset taxable income and reduce cash outflows for income taxes. The Company's ability to use its federal and state net operating loss carryforwards and federal and state tax credit carryforwards may be subject to restrictions attributable to equity transactions in the future resulting from changes in ownership as defined under the Internal Revenue Code.

Deferred tax assets and NOLs. As of December 31, 2011 and 2012, the Company had gross NOLs for federal income tax purposes totaling approximately $494.0 million and $493.6 million, respectively, which begin to expire in 2019. Of these federal NOLs approximately $406.3 million were limited under Internal Revenue Code Section 382 in 2011 and $350.5 million were limited in 2012. As of December 31, 2011 and 2012, the Company had gross NOLs for state income tax purposes totaling approximately $796.5 million and $786.4 million, respectively, which started to expire in 2012. Under the Tax Reform Act of 1986, the Company's ability to use its federal and state NOLs and federal and state tax credit carry forwards to reduce future taxable income and future taxes, respectively, is subject to restrictions attributable to equity transactions that have resulted in a change of ownership as defined in Internal Revenue Code Section 382. As a result, the NOL amounts as of December 31, 2012 reflect the restriction on the Company's ability to use its acquired federal and state NOLs; however, the Company continues to evaluate potential changes to the Section 382 limitations associated with acquired federal and state NOLs. The utilization of these NOLs could be further restricted in future periods which could result in significant amounts of these NOLs expiring prior to benefiting the Company.

Future transactions and the timing of such transactions could cause an ownership change under Section 382 of the Internal Revenue Code. Such transactions may include our share repurchase program, additional issuances of common stock by us, and acquisitions or sales of shares by certain holders of our shares, including persons who have held, currently hold, or may accumulate in the future five percent or more of our outstanding stock. Many of these transactions are beyond our control.

As of December 31, 2011 and 2012, the Company had alternative minimum tax credits of approximately $14.8 million and $15.0 million. These credits do not have an expiration date.

Uncertain tax positions. The Company has identified its federal tax return and its state tax returns in Alabama, California, Florida, Georgia, Massachusetts, New York and North Carolina as material tax jurisdictions for purposes of calculating its uncertain tax positions. Periods extending back to 1997 are still subject to examination for all material jurisdictions. The Company believes that its income tax filing positions and deductions through the period ended December 31, 2012 will not result in a material adverse effect on the Company's financial condition, results of operations or cash flow. The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense. As of December 31, 2011 and 2012, $0.6 million and $0.7 million, respectively, of interest and $1.1 million and $0.8 million of penalties, respectively, had been accrued.

A reconciliation of changes in the amount of unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year Ended December 31,		
	2010	2011	2012
	(in thousands)		
Balance as of January 1	$ 1,315	$18,367	$24,560
Additions for tax positions of prior years	185	192	19
Adjustments to tax positions under purchase accounting	17,630	7,812	399
Decreases for tax positions related to prior years	(763)	(1,811)	(1,578)
Balance as of December 31	$18,367	$24,560	$23,400

During the year ended December 31, 2012, $0.4 million of uncertain tax positions resulting from the acquisition of One Communications were recorded through acquisition accounting.

As of December 31, 2011, it was reasonably possible that approximately $1.3 million of the total uncertain tax positions recorded would reverse within the next twelve months. As of December 31, 2012, it is reasonably possible that approximately $1.0 million of the total uncertain tax positions recorded will reverse within the next twelve months, primarily due to the expiration of statutes of limitation in various jurisdictions. Of the total uncertain tax positions recorded on the balance sheet, $7.5 million would impact the effective tax rate once settled.

15. Commitments and Contingencies

Leases

The Company leases certain of its facilities under various non-cancelable operating leases. The facility leases generally require the Company to pay operating costs, including property taxes, insurance and maintenance, and generally contain annual escalation provisions as well as renewal options. Total rent expense (including operating expenses) during the years ended December 31, 2010, 2011 and 2012 for all operating leases, excluding rent and operating expenses associated with facilities exited as part of the Company's restructuring plans, was $4.5 million, $13.7 million and $14.2 million, respectively.

Minimum lease commitments (including estimated operating expenses) under non-cancelable leases, including commitments associated with facilities exited as part of the Company's restructuring plans, as of December 31, 2012 are as follows:

Year Ending December 31,	Operating Leases
	(in thousands)
2013	$ 37,360
2014	29,018
2015	21,217
2016	17,578
2017	18,972
Thereafter	56,411
Total minimum lease payments, including estimated operating expenses	180,556
Less aggregate contracted sublease income	(10,042)
	$170,514

Purchase commitments

The Company has entered into agreements with vendors to purchase certain telecommunications services and equipment under non-cancelable agreements. The Company also has minimum commitments under network access agreements with several carriers and obligations for certain advertising spending under non-cancelable agreements. The following table summarizes commitments under these agreements as of December 31, 2012 (in thousands):

Year Ending December 31,	
2013	$ 51,663
2014	30,184
2015	15,769
2016	7,788
2017	1,443
Thereafter	49
Total	$106,896

Legal proceedings and other disputes

General. The Company is party to various legal proceedings and other disputes arising in the normal course of business, including, but not limited to, regulatory audits, trademark and patent infringement, billing disputes, rights of access, tax, consumer protection, employment and tort. The Company accrues for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Where it is probable that a liability has been incurred and there is a range of expected loss for which no amount in the range is more likely than any other amount, the Company accrues at the low end of the range. The Company reviews its accruals each reporting period.

The Company's management believes that there are no disputes, litigation or other legal proceedings, audits or disputes asserted or pending against the Company that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows, and believes that adequate provision for any probable and estimable losses has been made in the Company's consolidated financial statements. However, the ultimate result of any current or future litigation or other legal proceedings, audits or disputes is inherently unpredictable and could result in liabilities that are higher than currently predicted.

Regulatory audits. During the second quarter of 2012, the Company recorded an $8.3 million charge as cost of revenue to increase its reserves for regulatory audits, primarily an audit currently being conducted by the Universal Service Administrative Company on previous ITC^DeltaCom Universal Service Fund assessments and payments, because the amount became probable and estimable during the period.

Patents. From time to time, the Company receives notices of infringement of patent rights from parties claiming to own patents related to certain of the Company's services and products. While the Company has been subject to these disputes in the past, the number has increased since the acquisitions of ITC^DeltaCom and One Communications. Certain of these claims are made by patent holding companies that are not operating companies. The alleging parties generally seek royalty payments for prior use as well as future royalty streams. Most of these matters are in preliminary stages. The Company intends to vigorously defend its position with respect to all of these matters and payment amounts, if any, are not estimable at this time.

Billing disputes. The Company is periodically involved in disputes related to its billings to other carriers for access to its network. The Company does not recognize revenue related to such matters until the period that it is reasonably assured of the collection of these claims. In the event that a claim is made related to revenues previously recognized, the Company assesses the validity of the claim and adjusts the amount of revenue being recognized to the extent that the claim adjustment is considered probable and estimable.

The Company periodically disputes network access charges that it is assessed by other companies with which the Company interconnects. The Company maintains adequate reserves for anticipated exposure associated with these billing disputes. The reserves are subject to changes in estimates and management judgment as new information becomes available. In view of the length of time historically required to resolve these disputes, they may be resolved or require adjustment in future periods and relate to costs invoiced, accrued or paid in prior periods.

Regulation

The Company's services are subject to varying degrees of federal, state and local regulation. These regulations are subject to ongoing proceedings at federal and state administrative agencies or within state and federal judicial systems. Results of these proceedings could change, in varying degrees, the manner in which the Company operates. The Company cannot predict the outcome of these proceedings or their effect on the Company's industry generally or upon the Company specifically.

16. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). A three-tier fair value hierarchy is used to prioritize the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as observable inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets measured at fair value on a recurring basis

As of December 31, 2011 and 2012, the Company held certain assets that are required to be measured at fair value on a recurring basis. These included the Company's cash equivalents and marketable securities. The following tables present the Company's assets that are measured at fair value on a recurring basis as of December 31, 2011 and 2012:

			Fair Value Measurements as of December 31, 2011 Using		
Description	**Carrying Value**	**Fair Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
			(in thousands)		
Cash equivalents	$105,297	$105,297	$105,297	$ —	$—
Government and agency securities	11,304	11,304	—	11,304	—
Corporate debt securities	11,057	11,057	—	11,057	—
Commercial paper	4,246	4,246	—	4,246	—
Certificates of deposit	3,000	3,000	—	3,000	—
Total	$134,904	$134,904	$105,297	$29,607	$—

			Fair Value Measurements as of December 31, 2012 Using		
Description	**Carrying Value**	**Fair Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
			(in thousands)		
Cash equivalents	$27,854	$27,854	$27,854	$ —	$—
Government and agency securities	30,181	30,181	—	30,181	—
Corporate debt securities	5,314	5,314	—	5,314	—
Commercial paper	9,293	9,293	—	9,293	—
Certificates of deposit	1,552	1,552	—	1,552	—
Municipal bonds	511	511	—	511	—
Total	$74,705	$74,705	$27,854	$46,851	$—

As of December 31, 2011 and 2012, the Company classified its cash equivalents within Level 1 because these securities were valued based on quoted market prices in active markets. The Company classified its government and agency securities, corporate debt securities, commercial paper and certificates of deposit within Level 2 because these securities were valued based on quoted prices in markets that are less active, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company utilizes an independent pricing service to assist in obtaining fair-value pricing for its Level 2 securities. Where observable market data is available, the pricing service will use a weighted average price from a variety of data providers. Where observable market data is not readily available, the pricing service will use a pricing model appropriate to the type and structure of the security. The Company periodically evaluates the reasonableness of these models.

Assets and liabilities measured at fair value on a nonrecurring basis

Disclosures are required for certain assets and liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Such measurements of fair value relate primarily to long-lived asset impairments. The Company recorded a non-cash impairment charge of $1.7 million during the year ended December 31, 2010 to write-down its New Edge trade name. There were no material long-lived asset impairments during the years ended December 31, 2011 and 2012.

Fair value of debt

The estimated fair values of the Company's Senior Notes and ITC^DeltaCom Notes were determined based on Level 1 input using quoted prices in active markets. The following table presents the fair value of the Company's debt, excluding capital leases, as of December 31, 2011 and 2012:

	As of December 31, 2011		As of December 31, 2012	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
ITC^DeltaCom senior secured notes	$346,856	$320,578	$307,994	$306,915
EarthLink senior notes	290,221	284,700	291,182	315,000
Total debt, excluding capital leases	$637,077	$605,278	$599,176	$621,915

17. Supplemental Disclosure of Cash Flow Information

	Year Ended December 31,		
	2010	2011	2012
	(in thousands)		
Additional cash flow information			
Cash paid during the year for interest	$10,825	$59,170	$66,513
Cash paid during the year for income taxes	4,750	4,375	2,910
Noncash investing activity			
Fair value of restricted stock units assumed in connection with acquisition	$ 2,275	$ —	$ —

18. Segment Information

The Company reports segment information along the same lines that its chief executive officer reviews its operating results in assessing performance and allocating resources. The Company operates two reportable segments, Business Services and Consumer Services. The Company's Business Services segment provides a broad range of data, voice and IT services to retail and wholesale business customers. The Company's Consumer Services segment provides nationwide Internet access and related value-added services to residential customers.

The Company evaluates performance of its segments based on segment operating income. Segment operating income includes revenues from external customers, related cost of revenues and operating expenses directly attributable to the segment, which include costs over which segment managers have direct discretionary control, such as advertising and marketing programs, customer support expenses, operations expenses, product development expenses, certain technology and facilities expenses, billing operations and provisions for doubtful accounts. Segment operating income excludes other income and expense items and certain expenses over which segment managers do not have discretionary control. Costs excluded from segment operating income include various corporate expenses (consisting of certain costs such as corporate management, human resources, finance and legal), depreciation and amortization, impairment of goodwill and intangible assets, restructuring, acquisition and integration-related costs, and stock-based compensation expense, as they are not considered in the measurement of segment performance.

During the year ended December 31, 2012, the Company changed the basis of measurement of segment income related to certain corporate operating expenses. Accordingly, the Company has reclassified segment operating expenses and segment operating income for all periods presented.

Information on reportable segments and a reconciliation to consolidated income from operations for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year Ended December 31,		
	2010	2011	2012
		(in thousands)	
Business Services			
Revenues	$160,764	$ 938,259	$1,031,267
Cost of revenues (excluding depreciation and amortization)	90,677	473,004	536,519
Gross margin	70,087	465,255	494,748
Direct segment operating expenses	48,129	301,995	341,258
Segment operating income	$ 21,958	$ 163,260	$ 153,490
Consumer Services			
Revenues	$461,448	$ 375,845	$ 317,710
Cost of revenues (excluding depreciation and amortization)	143,956	117,482	105,102
Gross margin	317,492	258,363	212,608
Direct segment operating expenses	90,209	73,293	67,526
Segment operating income	$227,283	$ 185,070	$ 145,082
Consolidated			
Revenues	$622,212	$1,314,104	$1,348,977
Cost of revenues	234,633	590,486	641,621
Gross margin	387,579	723,618	707,356
Direct segment operating expenses	138,338	375,288	408,784
Segment operating income	249,241	348,330	298,572
Depreciation and amortization	23,390	160,083	183,304
Restructuring, acquisition and integration-related costs	22,368	32,068	18,244
Impairment of intangible assets	1,711	—	—
Corporate operating expenses	40,079	31,070	29,019
Income from operations	$161,693	$ 125,109	$ 68,005

The Company manages its working capital on a consolidated basis and does not allocate long-lived assets to segments. In addition, segment assets are not reported to, or used by, the chief operating decision maker and therefore, total segment assets have not been disclosed.

The Company has not provided information about geographic segments because substantially all of the Company's revenues, results of operations and identifiable assets are in the United States.

Information on revenues by groups of similar services and by segment for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year Ended December 31,		
	2010	2011	2012
		(in thousands)	
Business Services			
Retail services	$ 88,739	$ 760,158	$ 845,664
Wholesale services	36,792	136,224	151,910
Other services	35,233	41,877	33,693
Total revenues	160,764	938,259	1,031,267
Consumer Services			
Access services	403,174	323,998	269,533
Value-added services	58,274	51,847	48,177
Total revenues	461,448	375,845	317,710
Total Revenues	$622,212	$1,314,104	$1,348,977

The Company's Business Services segment earns revenue by providing a broad range of data, voice, equipment and IT services to retail and wholesale business customers. The Company presents its Business Services revenue in the following three categories: (1) retail services, which includes data, voice and managed IT services provided to business customers; (2) wholesale services, which includes the sale of transmission capacity to other telecommunications carriers; and (3) other services, which includes the sale of customer premises equipment and web hosting. Revenues generally consist of recurring monthly charges for such services; usage fees; installation fees; equipment fees and termination fees.

The Company's Consumer Services segment earns revenue by providing nationwide Internet access and related value-added services. The Company presents its Consumer Services revenue in the following two categories: (1) access services, which includes narrowband and broadband Internet access services and (2) value-added services, which includes revenues from ancillary services sold as add-on features to EarthLink's Internet access services, such as security products, premium email only, home networking and email storage; search revenues; and advertising revenues. Revenues generally consist of recurring monthly charges for such services; usage fees; installation fees; termination fees; and fees for equipment.

19. Condensed Consolidating Financial Information

The Company's Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each of the Company's existing and future domestic subsidiaries, other than (i) ITC^DeltaCom, Inc. and its subsidiaries and (ii) certain other excluded subsidiaries (the "Guarantor Subsidiaries"). ITC^DeltaCom, Inc. and its subsidiaries are not guarantors of the Senior Notes (the "Non-Guarantor Subsidiaries"). All of the Guarantor Subsidiaries are 100% owned by the Company. As a result of these guarantees, the Company is required to provide the financial information set forth under Rule 3-10 of Regulation S-X, "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered" ("Rule 3-10").

The accompanying condensed consolidating financial information has been prepared and presented pursuant to Rule 3-10. The Parent column represents EarthLink's stand-alone results and its investment in all of its subsidiaries presented using the equity method of accounting. The Guarantor Subsidiaries and the Non-Guarantor Subsidiaries are presented in separate columns and represent all the applicable subsidiaries on a combined basis. Intercompany eliminations are shown in a separate column. The operating activities of the separate legal entities included in the Company's consolidated financial statements are interdependent. The accompanying condensed consolidating financial information presents the results of operations, financial position and cash flows of each legal entity and, on an aggregate basis, the other non-guarantor subsidiaries based on amounts incurred by such entities, and is not intended to present the operating results of those legal entities on a stand-alone basis. The condensed consolidating financial information is presented in the following tables (in thousands):

EARTHLINK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheet
As of December 31, 2012

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 70,312	$ 54,969	$ 32,340	$ —	$ 157,621
Marketable securities	42,073	—	—	—	42,073
Restricted cash	—	—	1,013	—	1,013
Accounts receivable, net	9,490	60,623	42,652	—	112,765
Prepaid expenses	6,352	6,804	4,015	—	17,171
Deferred income taxes, net	1,234	7,506	7,214	—	15,954
Due from affiliates	90,778	25,715	4,714	(121,207)	—
Other current assets	7,862	7,520	4,921	—	20,303
Total current assets	228,101	163,137	96,869	(121,207)	366,900
Long-term marketable securities	4,778	—	—	—	4,778
Property and equipment, net	24,427	175,805	218,734	—	418,966
Long-term deferred income taxes, net	12,421	93,401	89,190	—	195,012
Goodwill	88,920	95,805	194,690	—	379,415
Purchased intangible assets, net	—	120,505	94,180	—	214,685
Investment in subsidiaries	686,772	—	—	(686,772)	—
Other long-term assets	8,842	9,969	843	—	19,654
Total assets	$1,054,261	$ 658,622	$694,506	$(807,979)	$1,599,410
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 2,654	$ 7,812	$ 8,326	$ —	$ 18,792
Accrued payroll and related expenses	9,493	13,221	8,289	—	31,003
Other accrued liabilities	23,064	61,266	45,242	—	129,572
Deferred revenue	13,883	20,172	17,635	—	51,690
Due to affiliates	—	121,207	—	(121,207)	—
Current portion of debt and capital lease obligations	93	1,023	259	—	1,375
Total current liabilities	49,187	224,701	79,751	(121,207)	232,432
Long-term debt and capital lease obligations	291,534	15,086	308,270	—	614,890
Other long-term liabilities	3,139	22,679	7,466	—	33,284
Total liabilities	343,860	262,466	395,487	(121,207)	880,606
Stockholders' equity:					
Common stock	1,969	—	—	—	1,969
Additional paid-in capital	2,049,571	637,961	331,215	(960,773)	2,057,974
Accumulated deficit	(606,148)	(241,805)	(32,196)	274,001	(606,148)
Treasury stock, at cost	(735,003)	—	—	—	(735,003)
Accumulated other comprehensive income	12	—	—	—	12
Total stockholders' equity	710,401	396,156	299,019	(686,772)	718,804
Total liabilities and stockholders' equity	$1,054,261	$ 658,622	$694,506	$(807,979)	$1,599,410

Condensed Consolidating Balance Sheet
As of December 31, 2011

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 148,363	$ 28,490	$ 34,930	$ —	$ 211,783
Marketable securities	28,606	—	—	—	28,606
Restricted cash	—	—	1,781	—	1,781
Accounts receivable, net	12,622	58,284	43,851	—	114,757
Prepaid expenses	3,974	3,046	6,143	—	13,163
Deferred income taxes, net	7,286	15,247	15,904	—	38,437
Due from affiliates	178,705	16,783	2,919	(198,407)	—
Other current assets	8,393	10,103	5,034	—	23,530
Total current assets	387,949	131,953	110,562	(198,407)	432,057
Long-term marketable securities	1,001	—	—	—	1,001
Property and equipment, net	21,622	154,489	213,438	—	389,549
Long-term deferred income taxes, net	31,841	69,207	71,328	—	172,376
Goodwill	88,920	94,554	194,761	—	378,235
Purchased intangible assets, net	304	163,942	121,115	—	285,361
Investment in subsidiaries	570,755	—	—	(570,755)	—
Other long-term assets	11,888	9,902	82	—	21,872
Total assets	$1,114,280	$ 624,047	$711,286	$(769,162)	$1,680,451
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 7,741	$ 3,551	$ 4,731	$ —	$ 16,023
Accrued payroll and related expenses	10,346	9,382	9,362	—	29,090
Other accrued liabilities	21,262	70,255	35,324	—	126,841
Deferred revenue	16,249	19,781	25,410	—	61,440
Due to affiliates	12,684	183,717	2,006	(198,407)	—
Current portion of debt and capital lease obligations	20	1,216	419	—	1,655
Total current liabilities	68,302	287,902	77,252	(198,407)	235,049
Long-term debt and capital lease obligations	290,221	16,180	347,364	—	653,765
Other long-term liabilities	7,288	23,062	8,143	—	38,493
Total liabilities	365,811	327,144	432,759	(198,407)	927,307
Stockholders' equity:					
Common stock	1,962	—	—	—	1,962
Additional paid-in capital	2,066,623	500,596	295,516	(791,437)	2,071,298
Accumulated deficit	(613,668)	(203,693)	(16,989)	220,682	(613,668)
Treasury stock, at cost	(706,434)	—	—	—	(706,434)
Accumulated other comprehensive loss	(14)	—	—	—	(14)
Total stockholders' equity	748,469	296,903	278,527	(570,755)	753,144
Total liabilities and stockholders' equity	$1,114,280	$ 624,047	$711,286	$(769,162)	$1,680,451

Condensed Consolidating Statement of Comprehensive Income (Loss)
Year Ended December 31, 2012

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$339,369	$576,836	$440,344	$(7,572)	$1,348,977
Operating costs and expenses:					
Cost of revenues (exclusive of depreciation and amortization shown separately below)	110,674	312,726	225,793	(7,572)	641,621
Selling, general and administrative (exclusive of depreciation and amortization shown separately below)	96,544	205,105	136,154	—	437,803
Depreciation and amortization	7,818	104,574	70,912	—	183,304
Restructuring, acquisition and integration-related costs	9,391	6,362	2,491	—	18,244
Total operating costs and expenses	224,427	628,767	435,350	(7,572)	1,280,972
Income (loss) from operations	114,942	(51,931)	4,994	—	68,005
Interest expense and other, net	(27,506)	(6,793)	(29,117)	—	(63,416)
Equity in losses of subsidiaries	(53,818)	—	—	53,818	—
Income (loss) before income taxes	33,618	(58,724)	(24,123)	53,818	4,589
Income tax (provision) benefit	(26,098)	20,113	8,916	—	2,931
Net income (loss)	$ 7,520	$(38,611)	$(15,207)	$53,818	$ 7,520
Comprehensive income (loss)	$ 7,546	$(38,611)	$(15,207)	$53,818	$ 7,546

Condensed Consolidating Statement of Comprehensive Income (Loss)
Year Ended December 31, 2011

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$402,229	$464,867	$449,714	$(2,706)	$1,314,104
Operating costs and expenses:					
Cost of revenues (exclusive of depreciation and amortization shown separately below)	123,306	250,486	219,400	(2,706)	590,486
Selling, general and administrative (exclusive of depreciation and amortization shown separately below)	104,367	163,226	138,765	—	406,358
Depreciation and amortization	9,767	78,657	71,659	—	160,083
Restructuring, acquisition and integration-related costs	10,309	16,487	5,272	—	32,068
Total operating costs and expenses	247,749	508,856	435,096	(2,706)	1,188,995
Income (loss) from operations	154,480	(43,989)	14,618	—	125,109
Interest expense and other, net	(32,922)	(6,836)	(30,882)	—	(70,640)
Equity in losses of subsidiaries	(39,632)	—	—	39,632	—
Income (loss) before income taxes	81,926	(50,825)	(16,264)	39,632	54,469
Income tax (provision) benefit	(47,359)	21,963	5,494	—	(19,902)
Net income (loss)	$ 34,567	$(28,862)	$(10,770)	$39,632	$ 34,567
Comprehensive income (loss)	$ 34,312	$(28,862)	$(10,770)	$39,632	$ 34,312

Condensed Consolidating Statement of Comprehensive Income (Loss)
Year Ended December 31, 2010

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$494,450	$101,510	$ 26,603	$ (351)	$622,212
Operating costs and expenses:					
Cost of revenues (exclusive of depreciation and amortization shown separately below)	151,404	70,606	12,974	(351)	234,633
Selling, general and administrative (exclusive of depreciation and amortization shown separately below)	130,288	37,869	10,260	—	178,417
Depreciation and amortization	11,319	7,186	4,885	—	23,390
Restructuring, acquisition and integration-related costs	15,603	—	6,765	—	22,368
Impairment of intangible assets	—	1,711	—	—	1,711
Total operating costs and expenses	308,614	117,372	34,884	(351)	460,519
Income (loss) from operations	185,836	(15,862)	(8,281)	—	161,693
Interest expense and other, net	(17,299)	(4,021)	(2,089)	—	(23,409)
Equity in losses of subsidiaries	(19,016)	—	—	19,016	—
Income (loss) before income taxes	149,521	(19,883)	(10,370)	19,016	138,284
Income tax (provision) benefit	(68,041)	7,086	4,151	—	(56,804)
Net income (loss)	$ 81,480	$(12,797)	$ (6,219)	$19,016	$ 81,480
Comprehensive income (loss)	$ 81,227	$(12,797)	$ (6,219)	$19,016	$ 81,227

EARTHLINK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2012

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$ 28,265	$112,175	$ 50,615	$ —	$ 191,055
Cash flows from investing activities:					
Purchases of property and equipment	(9,369)	(84,410)	(53,581)	—	(147,360)
Purchases of investments in marketable securities	(73,060)	—	—	—	(73,060)
Sales and maturities of investments in marketable securities	55,816	—	—	—	55,816
Payment for investment in subsidiary stock	(33,475)	—	—	33,475	—
Change in restricted cash	—	—	768	—	768
Net cash used in investing activities	(60,088)	(84,410)	(52,813)	33,475	(163,836)
Cash flows from financing activities:					
Principal payments under capital lease obligations	(49)	(1,286)	(33,952)	—	(35,287)
Repurchases of common stock	(25,415)	—	—	—	(25,415)
Payment of dividends	(21,128)	—	—	—	(21,128)
Proceeds from exercises of stock options	338	—	—	—	338
Proceeds from parent	—	—	33,475	(33,475)	—
Other	26	—	85	—	111
Net cash used in financing activities	(46,228)	(1,286)	(392)	(33,475)	(81,381)
Net (decrease) increase in cash and cash equivalents	(78,051)	26,479	(2,590)	—	(54,162)
Cash and cash equivalents, beginning of year	148,363	28,490	34,930	—	211,783
Cash and cash equivalents, end of year	$ 70,312	$ 54,969	$ 32,340	$ —	$ 157,621

EARTHLINK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2011

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$ 129,515	$ (20,440)	$ 37,159	$ —	$ 146,234
Cash flows from investing activities:					
Purchase of businesses, net of cash acquired	(20,236)	—	(22,859)	—	(43,095)
Purchases of property and equipment	(9,341)	(42,815)	(49,811)	—	(101,967)
Purchases of marketable securities	(29,621)	—	—	—	(29,621)
Sales and maturities of investments in marketable securities	319,729	—	—	—	319,729
Payment for investment in subsidiary stock	(30,000)	—	—	30,000	—
Change in restricted cash	—	—	489	—	489
Other	(600)	(3,412)	71	—	(3,941)
Net cash provided by (used in) investing activities	229,931	(46,227)	(72,110)	30,000	141,594
Cash flows from financing activities:					
Proceeds from issuance of debt, net of issues costs	278,256	—	—	—	278,256
Repayment of debt and capital lease obligations	(257,063)	(267,837)	(3,650)	—	(528,550)
Repurchases of common stock	(46,989)	—	—	—	(46,989)
Payment of dividends	(22,913)	—	—	—	(22,913)
Proceeds from exercises of stock options	619	—	—	—	619
Proceeds from parent	—	—	30,000	(30,000)	—
Change in due to/from affiliates, net	(360,608)	360,608	—	—	—
Other	—	634	(54)	—	580
Net cash (used in) provided by financing activities	(408,698)	93,405	26,296	(30,000)	(318,997)
Net (decrease) increase in cash and cash equivalents	(49,252)	26,738	(8,655)	—	(31,169)
Cash and cash equivalents, beginning of year	197,615	1,752	43,585	—	242,952
Cash and cash equivalents, end of year	$ 148,363	$ 28,490	$ 34,930	$ —	$ 211,783

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2010

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$ 167,691	$ (8,104)	$ (5,138)	$ —	$ 154,449
Cash flows from investing activities:					
Purchase of business, net of cash acquired	(251,489)	—	59,237	—	(192,252)
Purchases of property and equipment	(6,447)	(7,063)	(10,515)	—	(24,025)
Purchases of investments in marketable securities	(362,127)	—	—	—	(362,127)
Sales and maturities of investments in marketable securities	132,592	—	—	—	132,592
Payments to settle precombination stock awards	—	—	(9,062)	—	(9,062)
Proceeds received from investments in other companies	1,618	—	—	—	1,618
Payment for investment in subsidiary stock	(10,000)	—	—	10,000	—
Change in restricted cash	—	—	(937)	—	(937)
Net cash (used in) provided by investing activities	(495,853)	(7,063)	38,723	10,000	(454,193)
Cash flows from financing activities:					
Principal payments under capital lease obligations	(35)	—	—	—	(35)
Repurchases of common stock	(851)	—	—	—	(851)
Payment of dividends	(67,474)	—	—	—	(67,474)
Proceeds from exercises of stock options	2,829	—	—	—	2,829
Proceeds from issuance of stock subscription	—	—	10,000	(10,000)	—
Change in due to/from affiliates, net	(15,676)	15,676	—	—	—
Other financing activities	(2,768)	—	—	—	(2,768)
Net cash (used in) provided by financing activities	(83,975)	15,676	10,000	(10,000)	(68,299)
Net (decrease) increase in cash and cash equivalents	(412,137)	509	43,585	—	(368,043)
Cash and cash equivalents, beginning of year	609,752	1,243	—	—	610,995
Cash and cash equivalents, end of year	$ 197,615	$ 1,752	$ 43,585	$ —	$ 242,952

20. Quarterly Financial Data (Unaudited)

The following table sets forth certain unaudited quarterly consolidated financial data for the eight quarters in the period ended December 31, 2012. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited consolidated financial statements and includes all material adjustments (consisting of normal recurring accruals and adjustments) necessary to present fairly the quarterly unaudited financial information. The operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended (1)							
	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(unaudited) (in thousands, except per share data)							
Revenues	$243,018	$363,559	$357,290	$350,237	$344,376	$338,178	$334,786	$331,637
Cost of revenues	103,723	164,357	161,327	161,079	159,337	168,216	157,920	156,148
Income from operations	39,950	29,268	31,603	24,288	26,195	13,710	14,794	13,306
Net income (loss)	(10,627)	(3,644)	(1,937)	(3,694)	7,263	(1,106)	1,372	(9)
Net income (loss) per share (2):								
Basic	$ 0.15	$ 0.06	$ 0.07	$ 0.04	$ 0.07	$ (0.01)	$ 0.01	$ —
Diluted	$ 0.15	$ 0.06	$ 0.07	$ 0.04	$ 0.07	$ (0.01)	$ 0.01	$ —

(1) On April 1, 2011, the Company acquired One Communications. The results of operations of One Communications have been included in the Company's consolidated financial statements since the acquisition date.

(2) The quarterly net income per share amounts will not necessarily add to the net income per share computed for the year because of the method used in calculating per share data.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by our independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

There was no information required to be disclosed in a report on Form 8-K during the three months ended December 31, 2012 covered by this Annual Report on Form 10-K that was not reported.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this item will be set forth under the captions "Proposal 1—Election of Directors—Nominees Standing for Election," "Executive Officers," "Executive Officers—Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our Proxy Statement for our 2013 Annual Meeting of Stockholders ("Proxy Statement") or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference.

Item 11. Executive Compensation.

Information relating to compensation of our directors and executive officers will be set forth under the captions "Corporate Governance-Director Compensation" and "Executive Compensation" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference, except for the information set forth under the caption "Executive Compensation—Leadership and Compensation Committee Report," which specifically is not so incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security Ownership of Certain Beneficial Owners and Management

Information regarding security ownership of certain beneficial owners and management of our voting securities will be set forth under the caption "Beneficial Ownership of Common Stock" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2012 concerning the shares of our common stock which are authorized for issuance under our equity compensation plans:

Plan Category	Number of Securities to Be Issued on Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Stockholders	6,394,623 (1)	$8.06 (2)	18,877,926 (3)
Equity Compensation Plans Not Approved By Stockholders (4)	309,329	$9.48 (2)	
Total	6,703,952		

(1) Includes 3,555,951 shares of Common Stock issuable upon exercise of outstanding stock options and 2,838,672 shares of Common Stock issuable upon vesting of outstanding restricted stock units.

(2) The weighted-average exercise price does not take into account the restricted stock units described in footnotes (1) or (4) because the restricted stock units do not have an exercise price upon vesting.

(3) This number includes shares available by plan as follows:

Plan	Securities Available for Future Issuance
EarthLink, Inc. 2011 Equity and Cash Incentive Plan	18,544,050
EarthLink, Inc. Equity Plan for Non-Employee Directors	333,876
	18,877,926

(4) Pursuant to our merger agreement with ITC^DeltaCom in 2010, we were required to assume certain ITC^DeltaCom restricted stock units that had been issued to ITC^DeltaCom employees under the ITC^DeltaCom Amended and Restated Stock Incentive Plan and to convert these restricted stock units into EarthLink restricted stock units. The number of EarthLink restricted stock units was determined by multiplying the number of shares of common stock subject to the ITC^DeltaCom restricted stock units by the conversion ratio set forth in the merger agreement. As a result, approximately 1.8 million ITC^DeltaCom restricted stock units were converted into 587,672 EarthLink restricted stock units. The assumption of the ITC^DeltaCom Amended and Restated Stock Incentive Plan by us qualified under the exception for plans or arrangements involving a merger or acquisition to the shareholder approval requirement of NASDAQ Listing Rule 5635(c). As of December 31, 2012, 142,726 of these restricted stock units were outstanding.

Pursuant to our merger agreement with New Edge Holding Company in 2006, we were required to grant options to purchase up to 657,000 shares of our Common Stock to New Edge employees. These options were "inducement grants" to new employees in connection with our acquisition of New Edge that qualified under the "inducement grant exception" to the shareholder approval requirement of NASDAQ Listing Rule 5635(c). In connection with the closing, the Leadership and Compensation Committee approved the EarthLink, Inc. Stock Option Plan for Inducement Awards Relating to the Acquisition of New Edge Holding Company. The Leadership and Compensation Committee then granted options to purchase 657,000 shares of our Common Stock to these New Edge employees in accordance with this plan. As of December 31, 2012, 166,603 of these options were outstanding. The options have an exercise price equal to the last reported price of $9.48 per share and vested 25 percent after 12 months and 6.25 percent each quarter thereafter and are fully vested. The options have a term of 10 years.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and transactions between EarthLink and certain of our affiliates is set forth under the caption "Executive Compensation—Leadership and Compensation Committee Interlocks and Insider Participation" and "Executive Compensation—Certain Relationships and Related Transactions" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Information regarding director independence is set forth under the caption "Corporate Governance—Director Independence" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information regarding our principal accounting fees and services is set forth under the caption "Proposal 3—Ratification of Appointment of Independent Registered Public Accounting Firm" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules.

(a) Documents filed as part of this Annual Report on Form 10-K

(1) Financial Statements

1. Reports of Independent Registered Public Accounting Firm
2. Consolidated Balance Sheets as of December 31, 2011 and 2012
3. Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012
4. Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010, 2011 and 2012
5. Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012
6. Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

The Financial Statement Schedule(s) described in Regulation S-X are omitted from this Annual Report on Form 10-K because they are either not required under the related instructions or are inapplicable.

(3) Listing of Exhibits

2.1— Agreement and Plan of Merger, dated as of October 1, 2010, by and among EarthLink, Inc., Egypt Merger Corp. and ITC^DeltaCom, Inc. (incorporated by reference to Exhibit 2.1 of EarthLink, Inc.'s Report on Form 8-K dated October 1, 2010—File No. 001-15605).

2.2— Agreement and Plan of Merger, dated as of December 20, 2010, by and among EarthLink, Inc., Egypt Acquisition Corp., One Communications Corp. and Kenneth D. Peterson, Jr. as Stockholder Representative (incorporated by reference to Exhibit 2.1 of EarthLink, Inc.'s Report on Form 8-K dated December 20, 2010—File No. 001-15605).

3.1— Third Restated Certificate of Incorporation of EarthLink, Inc., as amended (incorporated by reference to Exhibit 3.1 EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2012—File No. 001-15605).

3.2— Fourth Amended and Restated Bylaws of EarthLink, Inc. (incorporated by reference to Exhibit 3.1 to EarthLink, Inc.'s Report on Form 8-K dated February 14, 2012—File No. 001-15605).

4.1— Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 of EarthLink, Inc. dated February 10, 2000—File No. 333-30024).

4.2— Indenture, dated as of April 9, 2010, among ITC^DeltaCom, Inc., the Guarantors parties thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee, including the form of Global Note thereunder (incorporated by reference to Exhibit 4.1 to the ITC^DeltaCom, Inc.'s Report on Form 8-K dated April 9, 2010—File No. 000-23253).

4.3— Indenture, dated May 17, 2011, among EarthLink, Inc., the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of EarthLink, Inc.'s Current Report on Form 8-K dated May 17, 2011—File No. 001-15605).

4.4— Registration Rights Agreement, dated May 17, 2011, among EarthLink, Inc., the subsidiary guarantors party thereto and Deutsche Bank Securities Inc., as representative to the initial purchasers listed on Schedule 1 of the Purchase Agreement (incorporated by reference to Exhibit 4.2 of EarthLink, Inc.'s Current Report on Form 8-K dated May 17, 2011—File No. 001-15605).

4.5— First Supplemental Indenture, dated June 7, 2011, among EarthLink, Inc., the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-4 of EarthLink, Inc. dated June 17, 2011—File No. 333-174950).

4.6— Second Supplemental Indenture, Supplementing the Indenture Dated as of May 17, 2011, among EarthLink, Inc., the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2011—File No. 001-15605).

10.1#— 1995 Stock Option Plan (incorporated by reference to Exhibit 4.4 of EarthLink, Inc.'s Registration Statement on Form S-8 dated February 10, 2000—File No. 333-30024).

10.2#— EarthLink, Inc. Stock Incentive Plan, as amended (incorporated by reference to Exhibit 4.4 of EarthLink, Inc.'s Post Effective Amendment to Registration Statement on Form S-8 dated February 2, 2004—File No. 333-39456).

10.3#— EarthLink, Inc. Equity Plan for Non-Employee Directors, as amended (incorporated by reference to Exhibit 4.4 of EarthLink, Inc.'s Post Effective Amendment to Registration Statement on Form S-8 dated February 2, 2004—File No. 333-108065).

10.4#— EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to EarthLink, Inc.'s Report on Form 8-K dated May 5, 2006).

10.5#— EarthLink, Inc. Stock Option Plan for Inducement Awards Relating to the Acquisition of New Edge Holding Company (incorporated by reference to Exhibit 10.1 to EarthLink, Inc.'s Report on Form 8-K dated April 14, 2006).

10.6#— EarthLink, Inc. 2011 Equity and Cash Incentive Plan (incorporated herein by reference to Annex D to EarthLink, Inc.'s Definitive Proxy Statement on Schedule 14A (File No. 001-15605), filed March 22, 2011).

10.7#— Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605).

10.8#— Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605).

10.9#— Form of Performance Accelerated Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605).

10.10#— Form of Nonqualified Stock Option Agreement for Nonemployee Directors (incorporated by reference to Exhibit 10.5 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605).

10.11#— Form of Incentive Stock Option Agreement under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.2 to EarthLink, Inc.'s Report on Form 8-K dated May 5, 2006).

10.12#— Form of Nonqualified Stock Option Agreement under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.3 to EarthLink, Inc.'s Report on Form 8-K dated May 5, 2006).

10.13#— Form of Nonqualified Stock Option Agreement for Directors under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.4 to EarthLink, Inc.'s Report on Form 8-K dated May 5, 2006).

10.14#— Form of Restricted Stock Unit Agreement under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.50 of EarthLink, Inc.'s Report on Form 10-K for the year ended December 31, 2007—File No. 001-15605).

10.15#— Form of Restricted Stock Unit Agreement under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2011—File No. 001-15605).

10.16#— Form of Restricted Stock Unit Agreement for Nonemployee Directors (incorporated by reference to Exhibit 10.19 of EarthLink, Inc.'s Report on Form 10-K for the year ended December 31, 2009—File No. 001-15605).

10.17#— Form of Award Agreement under EarthLink, Inc. Stock Option Plan for Inducement Awards Relating to the Acquisition of New Edge Holding Company (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 dated May 5, 2006—File No. 333-133870).

10.18#— Form of 2012 Restricted Stock Unit Agreement under the EarthLink, Inc. 2011 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.2 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2012—File No. 001-15605).

10.19#— Form of 2012 Restricted Stock Unit Agreement under the EarthLink, Inc. 2011 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.3 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2012—File No. 001-15605).

10.20#— Form of 2012 Restricted Stock Unit Agreement under the EarthLink, Inc. 2011 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.4 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2012—File No. 001-15605).

10.21#— Form of 2012 Non-Qualified Stock Option Agreement under the EarthLink, Inc. 2011 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.5 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2012—File No. 001-15605).

10.22#— Form of 2012 Incentive Stock Option Agreement under the EarthLink, Inc. 2011 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended June 30, 2012—File No. 001-15605).

10.23#— EarthLink, Inc. 2012 Short-Term Incentive Bonus Plan (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2012—File No. 001-15605).

10.24#— EarthLink, Inc. Board of Directors Compensation Plan, effective May 2012 (incorporated by reference to Exhibit 10.2 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended June 30, 2012—File No. 001-15605).

10.25#— Second Amended and Restated Change-in-Control Accelerated Vesting and Severance Plan (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 8-K dated October 18, 2011—File No. 001-15605).

10.26#— EarthLink, Inc. Severance Plan (incorporated by reference to Exhibit 10.2 of EarthLink, Inc.'s Report on Form 8-K dated October 18, 2011—File No. 001-15605).

10.27#— Second Amended and Restated Employment Agreement between the Company and Rolla P. Huff, dated October 18, 2011 (incorporated by reference to Exhibit 10.3 of EarthLink, Inc.'s Report on Form 8-K dated October 18, 2011—File No. 001-15605).

10.28— Separation Agreement between the Company and Joseph M. Wetzel, dated October 15, 2012 (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2012—File No. 001-15605).

10.29+— High-Speed Service Agreement between EarthLink, Inc. and Time Warner Cable Inc. (incorporated by reference to Exhibit 10.5 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2009—File No. 001-15605).

10.30+— Third Amendment, effective as of October 31, 2010, to the High-Speed Service Agreement, dated as of June 30, 2006, as amended, by and between Time Warner Cable Inc. and EarthLink, Inc. (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 8-K dated December 1, 2010—File No. 001-15605).

10.31— Security Agreement, dated as of April 9, 2010, among ITC^DeltaCom, Inc., the subsidiaries of ITC^DeltaCom, Inc. from time to time party thereto and The Bank of New York Mellon Trust Company, N,.A., as Collateral Agent for the First Lien Secured Parties referred to therein (incorporated by referent to Exhibit 4.3 to ITC^DeltaCom, Inc.'s Report on Form 8-K dated April 9, 2010—File No. 000-23253).

10.32— Credit Agreement, dated May 20, 2011, among EarthLink, Inc., the subsidiary guarantors party thereto, Regions Bank, as administrative and collateral agent, Regions Capital Markets and Deutsche Bank Securities Inc., as Joint Lead Arrangers and Joint Book Managers, Deutsche Bank Trust Company Americas, as Syndication Agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 8-K dated May 20, 2011—File No. 001-15605).

10.33— Joinder Agreement dated as of September 27, 2011 by and between Business Vitals, LLC, and Regions Bank, in its capacities as Administrative Agent and Collateral Agent under that certain Credit Agreement dated as of May 20, 2011 among EarthLink, Inc., certain other Credit Parties party thereto from time to time, the Lenders from time to time party thereto and Regions Bank, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.2 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2011—File No. 001-15605).

21.1*— Subsidiaries of the Registrant.

23.1*— Consent of Ernst & Young LLP, an independent registered public accounting firm.

24.1*— Power of Attorney (see the Power of Attorney in the signature page hereto).

31.1*— Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*— Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*— Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*— Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS XBRL Instance Document**

101.SCH XBRL Taxonomy Extension Schema Document**

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

---

* Filed herewith.

\# Management compensatory plan or arrangement.

\+ Confidential treatment has been requested with respect to portions of this exhibit.

** Pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for the purposes of section 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities and Exchanges Act of 1934, as amended, and otherwise is not subject to liability under these sections.

(b) Exhibits

The response to this portion of Item 15 is submitted as a separate section of this Annual Report on Form 10-K.

(c) Financial Statement Schedule

The Financial Statement Schedule(s) described in Regulation S-X are omitted from this Annual Report on Form 10-K because they are either not required under the related instructions or are inapplicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EARTHLINK, INC.

By: /s/ ROLLA P. HUFF

Rolla P. Huff,
Chairman of the Board, Chief Executive Officer and President
Date: February 20, 2013

Each person whose signature appears below hereby constitutes and appoints Rolla P. Huff and Bradley A. Ferguson, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 20, 2013	/s/ ROLLA P. HUFF Rolla P. Huff, Chairman of the Board, Chief Executive Officer and President (principal executive officer)
Date: February 20, 2013	/s/ BRADLEY A. FERGUSON Bradley A. Ferguson, Chief Financial Officer (principal financial and accounting officer)
Date: February 20, 2013	/s/ S. MARCE FULLER S. Marce Fuller, Lead Director
Date: February 20, 2013	/s/ SUSAN D. BOWICK Susan D. Bowick, Director
Date: February 20, 2013	/s/ DAVID A. KORETZ David A. Koretz, Director
Date: February 20, 2013	/s/ GARRY K. MCGUIRE Garry K. McGuire, Director
Date: February 20, 2013	/s/ THOMAS E. WHEELER Thomas E. Wheeler, Director
Date: February 20, 2013	/s/ M. WAYNE WISEHART M. Wayne Wisehart, Director

Independent Registered Public Accounting Firm
Ernst & Young LLP, Atlanta, Georgia

Legal Counsel
Troutman Sanders LLP, Atlanta, Georgia

Annual Meeting of Stockholders
The annual meeting of stockholders of EarthLink, Inc. will be held at 4:00 p.m. Eastern Daylight Time on April 23, 2013 at our offices at 1375 Peachtree Street, Atlanta, Georgia.

Investor Contact Information
Stockholders, financial analysts, and brokers seeking information about EarthLink, Inc.'s financial affairs may contact:

EarthLink, Inc.
Investor Relations Department
1375 Peachtree St.
Level A
Atlanta, GA 30309
investorrelations@corp.earthlink.net
Voice: (404) 748-7650
Fax: (404) 287-1053

Board of Directors
Susan D. Bowick
Marce Fuller
Rolla P. Huff
David A. Koretz
Garry K. McGuire
Thomas E. Wheeler
M. Wayne Wisehart

Stock Registrar and Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

Stock Exchange and Listing Information
The Common Stock of EarthLink, Inc. is traded on the Nasdaq Global Market under the symbol ELNK.

Shares Outstanding
As of February 15, 2013, there were 102,937,243 common shares outstanding.

Form 10-K Information
We will furnish additional copies of our Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission (exclusive of exhibits), without charge upon written request to our Chief Financial Officer.

Forward-Looking Statements
Please refer to "Risk Factors" in Item 1A of Part I and to the section entitled "Safe Harbor Statement" in Item 7 of Part II for a discussion of important factors that could cause actual results to differ from estimates or projections in the forward-looking statements contained in this Annual Report on Form 10-K.



EarthLink